As filed with the Securities and Exchange Commission on November 26, 2002



      (S-4) Registration No. 333-101059/(S-1) Registration No. 333-________


================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------


                                 AMENDMENT NO. 1
                                       TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
          (WITH RESPECT TO 6.52% CONVERTIBLE SENIOR SUBORDINATED NOTES
                             DUE DECEMBER 31, 2009
                       BEING ISSUED IN THE EXCHANGE OFFER)


                               -------------------


                                    FORM S-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
   (WITH RESPECT TO THE ADDITIONAL 6.52% CONVERTIBLE SENIOR SUBORDINATED NOTES
                 DUE DECEMBER 31, 2009 BEING OFFERED FOR CASH)


                               -------------------

                                 ALKERMES, INC.
             (Exact name of registrant as specified in its charter)

         Pennsylvania                           2834                       23-2472830
(State or other jurisdiction of     (Primary Standard Industrial        (I.R.S. Employer
 incorporation or organization)      Classification Code Number)     Identification Number)

              88 Sidney Street, Cambridge, Massachusetts 02139-4136
                            Telephone: (617) 494-0171
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

            Richard F. Pops, Chief Executive Officer, Alkermes, Inc.
              88 Sidney Street, Cambridge, Massachusetts 02139-4234
                            Telephone: (617) 494-0171

 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                              --------------------

                                                          Copies to:

        Morris Cheston, Jr., Esq.                    Abigail Arms, Esq.                 Mitchell S. Bloom, Esq.
 Ballard Spahr Andrews & Ingersoll, LLP             Shearman & Sterling             Testa, Hurwitz & Thibeault, LLP
     1735 Market Street, 51st Floor            801 Pennsylvania Avenue, N.W.                125 High Street
    Philadelphia, Pennsylvania 19103               Washington, D.C. 20004             Boston, Massachusetts 02110
        Telephone: (215) 665-8900                Telephone: (202) 508-8000             Telephone: (617) 248-7000

                           --------------------------

         Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

         If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]


                         CALCULATION OF REGISTRATION FEE


    Title of Each Class                                  Proposed Maximum     Proposed Maximum
     of Securities to              Amount to be              Offering            Aggregate              Amount of
       be Registered               Registered(1)          Price Per Unit       Offering Price        Registration Fee
       -------------               -------------          --------------       --------------        ----------------
6.52% Convertible Senior
Subordinated Notes due
December 31, 2009                   $115,000,000                100%             $115,000,000(1)         (2)(6)

6.52% Convertible Senior
Subordinated Notes due
December 31, 2009 (3)                $50,000,000                100%              $50,000,00             (2)(6)

Common Stock, par value
$.01 per share                   8,092,791 shares(4)         $8.06(5)            $65,227,895(5)          $6,001



(1) Pursuant to Rule 457(f)(1) under the Securities Act of 1933, this amount is the market value as of November 5, 2002 of the maximum amount of 3.75% Convertible Subordinated Notes due 2007 (the "existing notes") that may be received by the Registrant from tendering holders in the exchange offer.


(2) The registration fee was calculated pursuant to Rule 457(f) under the Securities Act of 1933.



(3) We registered an additional amount of new notes to be offered for cash to holders of existing notes who participate in the exchange offer.



(4) The total number of shares of common stock being registered in connection with this offering is 10,387,034. A filing fee of $1,980 for the registration of 2,294,243 of these shares of common stock was previously paid in connection with the initial filing of the Registration Statement on Form S-3 (No. 333-101058) and the Registration Statement on Form S-4 (No. 333-101059) on November 6, 2002. The total number of shares of common stock that are being registered represent an estimate of the number of shares that would be issued if the Registrant elects, under the terms of the new notes, to make interest payments on the new notes in common stock instead of cash including to pay, if applicable, the two-year interest make-whole provision in common stock instead of cash. Also includes such indeterminate number of shares of common stock as shall be issuable upon conversion of the new notes being registered hereunder. No additional consideration shall be received for the common stock issuable upon conversion of the new notes and therefore no registration fee is required pursuant to Rule 457 under the Securities Act.



(5) Estimated in accordance with Rule 457(c) and Rule 457(d) solely for the purpose of calculating the amount of the registration fee based on the average of the high and low price of the Registrant's common stock as reported on the NASDAQ National Market on November 19, 2002.



(6) A filing fee of $15,180 for the registration of $165,000,000 aggregate principal amount of the new notes was previously paid in connection with the initial filing of the Registration Statement on Form S-3 (No. 333-101058) and the Registration Statement on Form S-4 (No. 333-101059) on November 6, 2002.



THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SEC ACTING PURSUANT TO SECTION 8(a) MAY DETERMINE.

================================================================================

THE INFORMATION IN THIS PROSPECTUS MAY CHANGE. WE MAY NOT COMPLETE THE EXCHANGE OFFER AND ISSUE THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.



                 Subject to completion, dated November 26, 2002




                                 [ALKERMES LOGO]

                                 EXCHANGE OFFER


    6.52% Convertible Senior Subordinated Notes due December 31, 2009 for its
                  3.75% Convertible Subordinated Notes due 2007


                                 AND THE SALE OF


      up to $50,000,000 of its 6.52% Convertible Senior Subordinated Notes
                              due December 31, 2009


                                -----------------

      If you elect to participate, for each $1,000 principal amount of our 3.75% Convertible Subordinated Notes due 2007, you will receive from us $575 principal amount of our 6.52% Convertible Senior Subordinated Notes due December 31, 2009. The new notes will be issued in denominations of $1,000 and any integral multiples of $1,000. Alkermes will pay any fractional new notes in cash. If you tender existing notes in the exchange offer, you will have the right to participate in the cash offer in which we are offering up to $50 million of additional 6.52% Convertible Senior Subordinated Notes due December 31, 2009.



      The exchange offer will expire at 5:00 p.m., New York City time, on December 24, 2002, unless we extend the offer.



      Our common stock is traded on the NASDAQ National Market under the symbol "ALKS." On November 25, 2002, the last reported sale price of our common stock on the NASDAQ National Market was $9.09 per share.



      We are mailing this prospectus and the letter of transmittal on November 26, 2002.


                                -----------------


      SEE "RISK FACTORS" BEGINNING ON PAGE 16 FOR A DISCUSSION OF FACTORS YOU SHOULD CONSIDER BEFORE DECIDING TO PARTICIPATE IN THIS EXCHANGE OFFER OR PURCHASE ADDITIONAL 6.52% CONVERTIBLE SENIOR SUBORDINATED NOTES DUE DECEMBER 31, 2009.


      We have retained Georgeson Shareholder Communications Inc. as our information agent to assist you in connection with the exchange offer. You may call Georgeson Shareholder Communications Inc. at (866) 318-0506 (toll free), to receive additional documents and to ask questions.

                               -------------------

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                               -------------------

                   The Dealer Manager for the Exchange Offer:

                           U.S. BANCORP PIPER JAFFRAY

                  THIS PROSPECTUS IS DATED __________ __, 2002.

      YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE OF THIS PROSPECTUS.

                                 --------------

                                TABLE OF CONTENTS


Where You Can Find More Information .................................................       2
Summary .............................................................................       3
Risk Factors ........................................................................      16
Special Note Regarding Forward-Looking Statements ...................................      29
Use of Proceeds .....................................................................      30
Price Range of Common Stock .........................................................      30
Dividend Policy .....................................................................      30
Ratio of Earnings to Fixed Charges ..................................................      30
Capitalization ......................................................................      31
Selected Historical Consolidated Financial Data .....................................      32
The Exchange Offer ..................................................................      33
Cash Offer of Additional New Notes ..................................................      41
Description of New Notes ............................................................      42
Description of Existing Notes .......................................................      56
Management's Discussion and Analysis of Financial Condition and Results Of Operations      68
Quantitative and Qualitative Disclosures About Market Risk ..........................      80
Business ............................................................................      82
Management ..........................................................................      97
Certain Transactions ................................................................     107
Management and Principal Shareholders ...............................................     109
Description of Capital Stock ........................................................     111
Book-Entry System - The Depository Trust Company ....................................     113
United States Federal Income Tax Considerations .....................................     115
Plan of Distribution ................................................................     122
Legal Matters .......................................................................     123
Experts .............................................................................     123
Financial Statements ................................................................     F-1



         You should rely only on the information contained in this prospectus. We have not, and the dealer manager and placement agent have not, authorized any other person to provide you with different information. This prospectus is not an offer to sell, nor is it seeking an offer to buy, these securities in any state where the offer or sale is not permitted. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.


                       WHERE YOU CAN FIND MORE INFORMATION

         Alkermes, Inc. is a reporting company and files annual, quarterly and current reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy these reports, proxy statements, and other information at the Securities and Exchange Commission's public reference room located at 450 Fifth Street, N.W., Washington, DC 20549. You can request copies of these documents by writing to the Securities and Exchange Commission and paying a fee for the copying cost. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our Securities and Exchange Commission filings are also available at the Securities and Exchange Commission's web site at "http://www.sec.gov". In addition, you can read and copy our filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, DC 20006.




















         Upon written or oral request, we will provide without charge to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any or all of such documents which are filed with the Securities and Exchange Commission (other than exhibits to such documents). Written or oral requests for copies should be directed to Investor Relations, 88 Sidney Street, Cambridge, Massachusetts 02139 or (617) 494-0171.

                                     SUMMARY


     This summary does not contain all of the information you should consider before exchanging your existing notes for the new notes or investing in additional new notes. For a more complete understanding of us and this exchange offer, we encourage you to read this entire prospectus. The term "new notes" refers to the 6.52% Convertible Senior Subordinated Notes due December 31, 2009 offered by this prospectus. The term "existing notes" refers to our existing 3.75% Convertible Subordinated Notes due 2007 to be exchanged for the new notes in the exchange offer. You should read this entire prospectus carefully. Unless otherwise indicated, "we," "us," "our," "Alkermes" and similar terms refer to Alkermes, Inc. and its subsidiaries.



OUR BUSINESS


      We are an emerging pharmaceutical company that develops therapeutic products based on our formulation expertise and proprietary drug delivery technologies. Our product development strategy is twofold. We partner with many of the world's finest pharmaceutical companies and we also develop novel, proprietary drug candidates for our own account. We have a broad pipeline of products and product candidates, including two marketed products, several product candidates at various stages of clinical development and others at earlier stages of development. Our products are based on controlled, extended-release dosage forms of injectable drugs using our ProLease(R) and Medisorb(R) delivery systems, and the development of inhaled pharmaceuticals based on our proprietary Advanced Inhalation Research, Inc. ("AIR(TM)") pulmonary delivery system. In addition to our Cambridge, Massachusetts headquarters and research and manufacturing facilities, we operate research and manufacturing facilities in Ohio. Some of our key products include:


     - Risperdal Consta(TM) is a long-acting formulation of Janssen Pharmaceutica Inc.'s ("Janssen") anti-psychotic drug RISPERDAL(R) based on our Medisorb technology. RISPERDAL is the most commonly prescribed drug for the treatment of schizophrenia in the world and had sales of over $1.8 billion in 2001. In August 2001, Janssen filed a New Drug Application, or NDA, for Risperdal Consta with the U.S. Food and Drug Administration ("FDA") and similar regulatory filings have been submitted in more than 30 countries around the world. On June 28, 2002, Johnson & Johnson PRD ("J&J PRD"), an affiliate of Janssen, received a non-approvable letter for Risperdal Consta from the FDA and is currently working to respond to the FDA's concerns. There can be no assurance that the issues raised in the letter will be resolved on a timely basis, if at all. Since August 2002, Risperdal Consta has been approved in eight countries around the world and launched in Austria, Germany and the United Kingdom. We are the exclusive manufacturer of Risperdal Consta for Janssen.


     - Nutropin Depot(R) is a long-acting ProLease formulation of rhGH that we developed in collaboration with Genentech, the leading supplier of rhGH in the United States. rhGH is approved for use in the treatment of children with growth hormone deficiency, or GHD, which results in short stature and potentially other developmental deficits, Turner's syndrome, chronic renal insufficiency and other indications. Our extended-release formulation, approved by the FDA in December 1999 for use in GHD children and commercially launched by Genentech in June 2000, requires only one or two doses per month compared to current growth hormone therapies that require multiple doses per week. We and Genentech have also agreed to continue the clinical development for Nutropin Depot in adults with GHD, and have initiated a Phase III clinical trial with Genentech, which commenced in December 2001.

     - Vivitrex(TM), our most advanced proprietary product candidate, is a long-acting Medisorb formulation of naltrexone, an FDA-approved treatment for alcoholism and opiate abuse.

      Naltrexone is currently available in a daily oral-dosage form. It is estimated that there are currently 2.3 million people in the United States who seek treatment for alcoholism, a number which is projected to grow at a rate of 2% per year. We believe there is a significant need for a product that will help improve compliance in this patient population. In October 2001, we completed a second trial, which was a multi-center clinical trial, of Vivitrex, the data from which was presented at the Annual Meeting of the American College of Neuropsychopharmacology. This trial tested the safety, tolerability and pharmacokinetics of repeat doses of Vivitrex administered monthly to alcohol-dependent patients. In March 2002, we initiated a Phase III clinical trial in alcohol-dependent patients testing the safety and efficacy of repeat doses of Vivitrex. We plan to manufacture Vivitrex for both clinical trials and commercial sales, if any.


- Inhaled epinephrine is our leading proprietary product based on our AIR pulmonary delivery technology that we are developing for the treatment of anaphylaxis, which is a sudden, often severe, systemic allergic reaction. Currently, patients self-administer epinephrine by injection. We believe that an inhaled dosage form of epinephrine may offer patients significant advantages over the injection method, such as ease of use and titration of doses. In August 2002, we completed our second Phase I study of inhaled epinephrine.

      We have additional products in clinical trials with our partners, including a long-acting injectable form of r-hFSH, recombinant human follicle stimulating hormone, for the treatment of infertility, with Serono S.A., a long-acting injectable form of AC2993 (synthetic Exendin-4), for the treatment of Type II diabetes, with Amylin Pharmaceuticals, Inc. and pulmonary formulations of insulin and rhGH with Eli Lilly and Company.

      Below is a summary of our key proprietary and collaborators' product candidates and their respective stages of clinical development.


PRODUCT
CANDIDATE                     INDICATION                            Stage(1)
-------------------------------------------------------------------------------------------------
Nutropin Depot                Pediatric growth hormone deficiency   Marketed
Risperdal Consta              Schizophrenia                         (2)
Vivitrex                      Alcohol dependence                    Phase III
Vivitrex                      Opioid dependence                     Phase II
Nutropin Depot                Adult growth hormone deficiency       Phase III
Medisorb AC2993 (Exendin-4)   Diabetes                              Phase II
AIR Epinephrine               Anaphylaxis                           Phase I completed
ProLease r-hFSH               Infertility                           Phase I completed
AIR Insulin                   Diabetes                              Undisclosed
AIR hGH                       Growth hormone deficiency             Phase I completed
AIR small molecule products   Respiratory disease                   Phase I completed/Preclincal


---------------


(1) "Phase I" clinical trials indicates that the compound is being tested in humans for safety and preliminary indications of biological activity in a limited patient population. "Phase II" clinical trials indicates that the trial is being conducted in patients and is to provide information on dosing and is testing for safety and preliminary evidence of efficacy. "Phase III" clinical trials indicates that the trial is being conducted in patients and is testing the safety and efficacy of the compound. "Preclinical" indicates that we or our partners are conducting formulation, efficacy, pharmacology and/or toxicology testing of a compound in animal models or biochemical assays.



(2) Approved for marketing in the United Kingdom, Germany, Mexico, Austria, New Zealand, Switzerland, Iceland and the Netherlands. An affiliate of our collaborative partner received a non-approvable letter from the FDA. See "Risk Factors."

      Our principal executive offices are located at 88 Sidney Street, Cambridge, Massachusetts 02139 and our telephone number is (617) 494-0171.

-------------------------

      Alkermes(R), the Alkermes logo, ProLease(R) and Medisorb(R) are registered trademarks of Alkermes, Inc. AIR(TM) and Vivitrex(TM) are trademarks of Alkermes, Inc. Nutropin Depot(R) is a registered trademark of Genentech, Inc. RISPERDAL(R) is a registered trademark, and Risperdal Consta(TM) is a trademark, of Janssen Pharmaceutica Products, LP.

THE EXCHANGE OFFER

TERMS OF THE EXCHANGE OFFER


       We have summarized the terms of the exchange offer in this section. Before you decide whether to tender your existing notes in this offer, you should read the detailed description of the offer under "The Exchange Offer" and of the new notes under "Description of New Notes" for further information.


TERMS OF THE EXCHANGE
OFFER ...............   We are offering up to $115,000,000 principal amount of
                        new notes for up to an aggregate principal amount of
                        $200,000,000 of our existing notes. We are offering to
                        exchange $575 principal amount of new notes for each
                        $1,000 principal amount of our existing notes. New notes
                        will be issued in denominations of $1,000 and any
                        integral multiple of $1,000. Any fractional new notes
                        will be settled in cash.

                        You may tender all, some or none of your existing notes.
                        We may pay interest on the new notes in cash or shares of our common stock, solely at our option.

CONVERSION PRICE ....   The new notes will be convertible into our common stock
                        at any time prior to maturity at a conversion price
                        equal to a 17-1/2% premium over the simple average of
                        the daily volume-weighted average price of our common
                        stock for each of the five trading days immediately
                        preceding the third trading day prior to the expiration
                        date of the exchange offer, subject to adjustment upon
                        certain events.

EXPIRATION DATE;
EXTENSION;
TERMINATION .........   The exchange offer and withdrawal rights will expire at
                        5:00 p.m., New York City time on December 24, 2002, or
                        any subsequent date to which we extend it. We may extend
                        the expiration date for any reason. In the case of an
                        extension, we will issue a press release or other public
                        announcement no later than 9:00 a.m. New York City time,
                        on the next business day after the previously scheduled
                        expiration date. If we extend the expiration date, you
                        must tender your existing notes prior to the date
                        identified in the press release or public announcement
                        if you wish to participate in the exchange offer. We
                        have the right to:

                        - extend the expiration date of the exchange offer and retain all tendered existing notes, subject to your right to withdraw your tendered existing notes; and

                        - waive any condition or otherwise amend the terms of the exchange offer in any respect, other than the condition that the registration statement be declared effective.

CONDITIONS TO THE
EXCHANGE OFFER ......   The exchange offer is subject to the registration
                        statement and any post-effective amendment to the
                        registration statement covering the new notes being
                        effective under the Securities Act of 1933. The exchange
                        offer also is subject to customary conditions, which we
                        may waive.

WITHDRAWAL RIGHTS ...   You may withdraw a tender of your existing notes at any
                        time before the exchange offer expires by delivering a
                        written notice of withdrawal to State Street Bank and
                        Trust Company, the exchange agent, before the expiration
                        date. If you change your mind, you may retender your
                        existing notes by again following the exchange offer
                        procedures before the exchange offer expires. In
                        addition, if you tender existing notes and we have not
                        accepted them for exchange by January 24, 2003, you may
                        therefore withdraw your existing notes at any time in
                        the period beginning on that date and ending on the date
                        we do accept your existing notes for exchange.

PROCEDURES FOR
TENDERING OUTSTANDING
EXISTING NOTES ......   If you hold existing notes through a broker, dealer,
                        commercial bank, trust company or other nominee, you
                        should contact that person promptly if you wish to
                        tender your existing notes. Tenders of your existing
                        notes will be effected by book-entry transfers through
                        The Depository Trust Company.

                        If you hold existing notes through a broker, dealer, commercial bank, trust company or other nominee, you also may comply with the procedures for guaranteed delivery.

                        Please do not send letters of transmittal to us. You should send those letters to State Street Bank and Trust
                        Company, the exchange agent, at one of its offices as indicated under "The Exchange Offer," at the end of this prospectus or in the letters of transmittal. The exchange agent can answer your questions regarding how to tender your existing notes.

ACCRUED INTEREST ON
EXISTING NOTES ......   Existing note holders will receive accrued and unpaid
                        interest on any existing notes accepted in the exchange
                        offer. The amounts of accrued interest will be
                        calculated from the last interest payment date up to but
                        excluding the closing date of the exchange offer.

INTEREST ON NEW NOTES   Interest on the new notes will be payable in cash or
                        shares of our common stock, solely at our option, at a
                        rate of 6.52% per year, payable on June 30 and December
                        31 of each year, commencing on June 30, 2003. If we
                        elect to pay interest in common stock, the shares of
                        common stock will be valued at 90% of the average of the
                        closing price for each of the five trading days
                        immediately preceding the second trading day prior to
                        the interest payment date. Interest on new notes will
                        begin to accrue as of the closing date of the exchange
                        offer.

INFORMATION AGENT....   Georgeson Shareholder Communications Inc.

EXCHANGE AGENT.......   State Street Bank and Trust Company

DEALER MANAGER.......   U.S. Bancorp Piper Jaffray

RISK FACTORS.........   You should carefully consider the matters described
                        under "Risk Factors," as well as other information set
                        forth in this prospectus and in the letter of
                        transmittal.

DECIDING WHETHER TO
PARTICIPATE IN THE
EXCHANGE OFFER ......   Neither we nor our officers or directors make any
                        recommendation as to whether you should tender or
                        refrain from tendering all or any portion of your
                        existing notes in the exchange offer. Further, we have
                        not authorized anyone to make any such recommendation.
                        You must make your own decision whether to tender your
                        existing notes in the exchange offer and, if so, the
                        aggregate amount of existing notes to tender after
                        reading this prospectus and the letter of transmittal
                        and consulting with your advisers, if any, based on your
                        own financial position and requirements.

CONSEQUENCES OF NOT
EXCHANGING EXISTING
NOTES ...............   If you do not exchange your existing notes in the
                        exchange offer, your existing notes will be subordinated
                        to the new notes. Further, the liquidity and trading
                        market for existing notes not tendered in the exchange
                        offer could be adversely affected to the extent a
                        significant number of the existing notes are tendered
                        and accepted in the exchange offer.

CASH OFFER ..........   If you tender some or all of your existing notes, and
                        you would be interested in participating in the cash
                        offer of additional new notes, you should give your
                        indication of interest directly to the placement agent
                        at (877) 420-2321, attention Jeffrey Winaker or
                        Brian Sullivan.

TAX CONSEQUENCES ....   Please see "United States Federal Income Tax
                        Considerations."

INSUFFICIENCY OF
EARNINGS TO COVER
FIXED CHARGES .......   Earnings were insufficient to cover fixed charges in the
                        following amounts: $9.9 million in fiscal 1998; $37.5
                        million in fiscal 1999; $62.8 million in fiscal 2000;
                        $4.7 million in fiscal 2001; $49.1 million in fiscal
                        2002; and $106.4 million in the six months ended
                        September 30, 2002.


THE CASH OFFER

TERMS OF THE CASH OFFER


We are separately offering up to $50 million aggregate principal amount of additional new notes for cash to holders of existing notes who participate in the exchange offer.


CASH OFFER FOR
ADDITIONAL NEW NOTES    The discussion under the heading "Cash Offer of
                        Additional New Notes" provides further information
                        regarding the cash offer.

USE OF PROCEEDS .....   We intend to use the net proceeds, if any, received from
                        the sale for cash of the additional new notes for
                        general corporate purposes, including research,
                        development and clinical trial activities, especially
                        for proprietary compounds, and for manufacturing
                        facilities and equipment.

PLACEMENT AGENT .....   U.S. Bancorp Piper Jaffray

INDICATIONS OF
INTEREST ............   If you tender some or all of your existing notes, and
                        you would be interested in participating in the cash
                        offer of additional new notes, you should give your
                        indication of interest directly to the placement agent
                        at (877) 420-2321, attention Jeffrey Winaker or Brian
                        Sullivan.

COMPARISON OF NEW NOTES AND EXISTING NOTES

      The following is a brief summary of the terms of the new notes and the existing notes. For a more detailed description of the new notes, see "Description of New Notes."


                        NEW NOTES                       EXISTING NOTES
                        -----------------------------   ------------------------
SECURITIES...........   Up to $165,000,000 principal    $200,000,000 principal
                        amount of 6.52% Convertible     amount of 3.75%
                        Senior Subordinated Notes due   Convertible Subordinated
                        December 31, 2009, of which     Notes due 2007.
                        up to $115,000,000 are being
                        offered in the exchange offer
                        and up to $50,000,000 are
                        being offered in the cash
                        offer. The new notes will be
                        issued in principal amounts
                        of $1,000 and integral
                        multiples of $1,000.

ISSUER...............   Alkermes, Inc.                  Alkermes, Inc.

MATURITY.............   December 31, 2009.              February 15, 2007.

INTEREST.............   The new notes will bear         The existing notes bear
                        interest at an annual rate of   interest at an annual
                        6.52% payable in cash or, at    rate of 3.75%. Interest
                        our option, in common stock.    is payable on February
                        If we elect to pay interest     15 and August 15 of each
                        in common stock, the shares     year, beginning August
                        of common stock will be         15, 2000.
                        valued at 90% of the average
                        of the closing price for each
                        of the five days immediately
                        preceding the second trading
                        day prior to the interest
                        payment date. Interest will
                        be payable on June 30 and
                        December 31 of each year,
                        beginning June 30, 2003.

                        NEW NOTES                       EXISTING NOTES
                        -----------------------------   ------------------------
CONVERSION - GENERAL    The new notes will be           The existing notes are
                        convertible into common stock   convertible into common
                        at any time prior to maturity   stock at any time prior
                        at a conversion price equal     to maturity at a
                        to a 17-1/2% premium over the   conversion price of
                        simple average of the daily     $67.75 per share,
                        volume-weighted average price   subject to adjustment
                        of our common stock for each    upon certain events.
                        of the five trading days
                        immediately preceding the
                        third trading day prior to
                        the expiration date of the
                        exchange offer, subject to
                        adjustment upon certain
                        events.

AUTO-CONVERSION .....   We may elect to automatically   None.
                        convert some or all of the
                        new notes on or prior to
                        maturity if the closing price
                        of our common stock has
                        exceeded 150% of the
                        conversion price for at least
                        20 trading days during any
                        30-day trading period, ending
                        within five trading days
                        prior to the notice of
                        automatic conversion.

PROVISIONAL
REDEMPTION ..........   None.                           We may redeem some or
                                                        all of the existing
                                                        notes at any time prior
                                                        to February 19, 2003 if
                                                        the price of our common
                                                        stock exceeds 200% of
                                                        the conversion price for
                                                        at least 20 out of 30
                                                        trading days prior to
                                                        redemption.

OPTIONAL REDEMPTION..   We may redeem some or all of    We may redeem some or
                        the new notes on or after       all of the existing
                        January 1, 2005 at declining   notes on or after
                        redemption prices plus          February 19, 2003 at
                        accrued and unpaid interest.    declining redemption
                                                        prices plus accrued and
                                                        unpaid interest.

                        NEW NOTES                       EXISTING NOTES
                        -----------------------------   ------------------------
INTEREST MAKE-WHOLE
PROVISIONS DURING
FIRST TWO YEARS

UPON AUTO-
CONVERSION ..........   If an automatic conversion      None.
                        occurs on or prior to
                        December   , 2004, we will
                        pay additional interest in
                        cash or, at our option, in
                        common stock, equal to two
                        full years of interest on the
                        converted new notes, less any
                        interest paid or provided for
                        on the new notes prior to
                        automatic conversion. If we
                        elect to pay the additional
                        interest in common stock, the
                        shares of common stock will
                        be valued at 90% of the
                        average closing price of our
                        common stock for the five
                        trading days immediately
                        preceding the second trading
                        day prior to the conversion
                        date.

UPON VOLUNTARY
CONVERSION ..........   If you elect to voluntarily     None.
                        convert your new notes prior
                        to December  , 2004 and prior
                        to a notice of auto-conversion,
                        we will pay additional
                        interest in cash or, at our
                        option, in common stock,
                        equal to two full years of
                        interest on the converted new
                        notes, less any interest paid
                        or provided for on the new
                        notes prior to voluntary
                        conversion. If we elect to
                        pay the additional interest
                        in common stock, the shares
                        of common stock will be
                        valued at 90% of the average
                        closing price of our common
                        stock for the five days
                        preceding the second trading
                        day prior to the voluntary
                        conversion date.

                        NEW NOTES                       EXISTING NOTES
                        -----------------------------   ------------------------
REPURCHASE AT
HOLDER'S OPTION UPON
A REPURCHASE EVENT ..   You may require us to           You may require us to
                        repurchase your new notes       repurchase your existing
                        upon a repurchase event in      notes upon a repurchase
                        cash, or at our option, in      event in cash, or at our
                        common stock, at 105% of the    option, in common stock,
                        principal amount, plus          at 105% of the principal
                        accrued and unpaid interest.    amount, plus accrued and
                                                        unpaid interest.


RANKING .............   The new notes are               The existing notes are
                        subordinated to our senior      subordinated to our
                        indebtedness, but will rank     senior indebtedness. The
                        senior in right of payment to   indenture for the
                        the existing notes. The         existing notes does not
                        indenture for the new notes     limit our ability to
                        does not limit our ability to   incur additional
                        incur additional                indebtedness, senior or
                        indebtedness, senior or         otherwise. The existing
                        otherwise.                      notes are also
                                                        structurally subordinated
                                                        to the indebtedness and
                                                        other liabilities of our
                                                        subsidiaries.

PROHIBITION ON
PRIVATE TRANSACTIONS
BY US INVOLVING
EXISTING NOTES ......   For a period of two years       None.
                        following the issuance of the
                        new notes, we will be
                        prohibited from engaging in
                        any private repurchases,
                        debt-for-equity swaps or
                        similar transactions with
                        respect to the existing notes.

                 QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER

WHY ARE WE DOING THE EXCHANGE OFFER AND THE CASH OFFER?

We believe that this exchange offer is an important step in re-calibrating our capital structure to be better suited for the current market environment. If the exchange offer is fully subscribed, it will:

-     eliminate $85 million principal amount of convertible notes;

- position us to automatically convert substantially all our debt into equity at stock prices approximately 75% above the current market price;


- leave the aggregate annual interest payments unchanged, while allowing us the flexibility to make interest payments, at our option, in common stock; and


-     raise up to $50 million of additional capital through the cash offer.

HOW DO I PURCHASE ADDITIONAL NOTES FOR CASH?

      If you tender existing notes in the exchange offer, you will have the opportunity to indicate your interest for additional new notes in the cash offer. Allocations of additional new notes will be made by the placement agent in its sole discretion.


      If you would like to purchase additional new notes for cash, you may indicate your interest in purchasing new notes by contacting Jeffrey Winaker or Brian Sullivan at U.S. Bancorp Piper Jaffray at (877) 420-2321.


IF I PARTICIPATE IN THE EXCHANGE OFFER, HOW MANY NEW NOTES AM I ELIGIBLE TO PURCHASE FOR CASH?

      If you tender existing notes in the exchange offer, there is no limitation on the number of new notes you may indicate you are interested in purchasing for cash. If indications of interest exceed the total amount of new notes that are being offered for cash, allocations will be made at the discretion of the placement agent.

IS THE EXCHANGE OFFER CONDITIONED UPON A MINIMUM NUMBER OF EXISTING NOTES BEING TENDERED IN THE EXCHANGE OR NEW NOTES BEING PURCHASED FOR CASH?

      No, the exchange offer is not conditioned upon any minimum number of existing notes being tendered or new notes being purchased for cash. The exchange offer and the cash offer are subject to customary conditions, which we may waive.

HOW SOON MUST I ACT IF I DECIDE TO PARTICIPATE?


      Unless we extend the expiration date, the exchange offer and the cash offer will expire on December 24, 2002 at 5:00 p.m., New York City time. The exchange agent must receive all required documents and instructions before that time or you will not be able to participate in either the exchange offer or the cash offer. In addition, U.S. Bancorp Piper Jaffray must also receive indications of interest in purchasing new notes for cash prior to that date.

WHAT HAPPENS IF I DO NOT PARTICIPATE IN THE EXCHANGE OFFER?

      If you do not participate in the exchange offer, you will not be eligible to purchase additional new notes in the cash offer. If a significant number of the existing notes are tendered and accepted in the exchange offer, the liquidity and the trading market for existing notes will likely be impaired. Also, the new notes will be senior in right of payment and preference to your existing notes.

HOW WILL FRACTIONAL NEW NOTES BE SETTLED?

      We will exchange $575 principal amount of new notes for each $1,000 principal amount of our existing notes that are tendered in the exchange. We will issue new notes only in denominations of $1,000 and integral multiples of $1,000. We will settle any fractional new notes in cash. For example, if you tender ten existing notes ($10,000 aggregate face value), you will receive five new notes ($5,000 aggregate face value) and $750 in cash.

WHAT SHOULD I DO IF I HAVE ADDITIONAL QUESTIONS ABOUT THE EXCHANGE OFFER OR THE CASH OFFER?

      If you have any questions, need additional copies of the offering material, or otherwise need assistance, please contact the information agent for this offering.

                    GEORGESON SHAREHOLDER COMMUNICATIONS INC.
                           17 STATE STREET, 10TH FLOOR
                            NEW YORK, NEW YORK 10004
                                 (866) 318-0506

      To receive copies of our recent SEC filings, you can contact us by mail or refer to the other sources described under "Where You Can Find More Information."

                                  RISK FACTORS

      You should carefully consider the risks described below before you decide to exchange your existing notes for new notes or buy for cash additional new notes. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties that we do not presently know or that we currently deem immaterial may also impair our business operations.

      If any of the following risks actually occur, they could materially adversely affect our business, financial condition or operating results. In that case, the trading price of our common stock and the existing notes could decline.

RISKS RELATED TO ALKERMES

J&J PRD RECEIVED A NON-APPROVABLE LETTER FOR RISPERDAL CONSTA FROM THE FDA AND THE FUTURE OF RISPERDAL CONSTA IN THE UNITED STATES IS UNCERTAIN.

      On June 28, 2002, J&J PRD, an affiliate of our collaborative partner Janssen, received a non-approvable letter for Risperdal Consta from the FDA. The issues raised in the letter may not be resolved on a timely basis, if at all, and Risperdal Consta may not be approved for any commercial use in the United States. The FDA's response to and issues with the New Drug Application, or NDA, submitted with respect to Risperdal Consta may impact the response of regulatory agencies in other countries where filings are pending. Even if Risperdal Consta is approved in the United States or elsewhere, the timing of the approvals is uncertain and there may be significant delays. It is uncertain whether the FDA's issues with the NDA will impact the labeling of Risperdal Consta in the United States or in other countries, if it is approved. The NDA was filed by an affiliate of J&J PRD and Janssen, and they are responsible for obtaining regulatory approvals. We cannot control the activity of any of our collaborative partners, and we are dependent upon Janssen's efforts to resolve the FDA's issues with the NDA for Risperdal Consta. Janssen may terminate our collaboration, including the license and manufacturing agreements, based on its right to do so on short notice under such agreements. If any of the foregoing events were to occur, it would have a material adverse effect on our business, results of operations and financial position.

OUR DELIVERY TECHNOLOGIES OR PRODUCT DEVELOPMENT EFFORTS MAY NOT PRODUCE SAFE, EFFICACIOUS OR COMMERCIALLY VIABLE PRODUCTS.

      Many of our product candidates require significant additional research and development, as well as regulatory approval. To be profitable, we must develop, manufacture and market our products, either alone or by collaborating with others. It can take several years for a product candidate to be approved and we may not be successful in bringing additional product candidates to the market. A product candidate may appear promising at an early stage of development or after clinical trials and never reach the market, or it may reach the market and not sell, for a variety of reasons. The product candidate may:

         - be shown to be ineffective or to cause harmful side effects during preclinical testing or clinical trials;

         -  fail to receive regulatory approval on a timely basis or at all;

         -  be difficult to manufacture on a large scale;

         -  be uneconomical;

         -  not be prescribed by doctors or accepted by patients;

         - fail to receive a sufficient level of reimbursement from government or third-party payors; or

         -  infringe on proprietary rights of another party.

      If our delivery technologies or product development efforts fail to generate product candidates that lead to the successful development and commercialization of products, or if our collaborative partners decide not to pursue our product candidates or if new products do not perform as anticipated, our business and financial condition will be materially adversely affected.

WE RELY HEAVILY ON COLLABORATIVE PARTNERS.

      Our arrangements with collaborative partners are critical to our success in bringing our products and product candidates to the market and promoting such marketed products profitably. In some cases, we depend on these parties to conduct preclinical testing and clinical trials and to provide funding for product candidate development programs. Most of our collaborative partners can terminate their agreements with us for no reason and on limited notice. We cannot guarantee that any of these relationships will continue. Specifically, GlaxoSmithKline ("Glaxo") has an option to develop products in two designated fields in the respiratory disease market that expires at the end of November 2002. We do not expect to extend Glaxo's option in these two fields and, therefore, rights to those fields will revert to us. In addition, Glaxo has rights to two other fields and it is uncertain whether they will elect to fund product development programs in these fields. Failure to make or maintain these arrangements or a delay in a collaborative partner's performance may materially adversely affect our business and financial condition.

      We cannot control our collaborative partners' performance or the resources they devote to our programs. If a collaborative partner fails to perform, or perform on a timely basis, the research, development or commercialization program on which it is working will be delayed. If this happens, we may have to use funds, personnel, laboratories and other resources that we have not budgeted, and consequently, we may not be able to continue the program. The failure of a collaborative partner to perform or a loss of a collaborative partner may materially adversely affect our business and financial condition.

      Disputes may arise between us and a collaborative partner and may involve the issue of which of us owns the technology that is developed during a collaboration or other issues arising out of the collaborative agreements. Such a dispute could delay the program on which the collaborative partner or we are working. It could also result in expensive arbitration or litigation, which may not be resolved in our favor.

      A collaborative partner may choose to use its own or other technology to develop a way to deliver its drug and withdraw its support of our product candidate.

      Our collaborative partners could merge with or be acquired by another company or experience financial or other setbacks unrelated to our collaboration that could, nevertheless, adversely affect us.

      None of our drug delivery systems can be commercialized as stand-alone products but must be combined with a drug. To develop any new proprietary product candidate using one of these drug delivery systems, we often must obtain the drug from another party. We cannot assure you that we will be able to obtain any such drugs on reasonable terms, if at all.

THE RETURN FROM OUR INVESTMENT IN RELIANT IS UNCERTAIN.


      In December 2001, we made a $100 million investment in Series C Preferred Units of Reliant Pharmaceuticals, LLC ("Reliant") in exchange for approximately a 19% interest in Reliant, and entered into a strategic relationship with Reliant. Reliant is a privately held pharmaceutical company marketing branded, prescription pharmaceutical products to primary care physicians in the United States. Our investment in Reliant is illiquid and requires us to take noncash charges if Reliant incurs net losses from its operations. We recorded equity losses of approximately $64.9 million related to our Reliant investment from the date of our investment through September 30, 2002, and we anticipate that our investment in Reliant will result in continuing losses for the foreseeable future. We may not see a return on this investment. In addition, there can be no assurance that we will be able to successfully implement our strategic relationship with Reliant.


CLINICAL TRIALS FOR OUR PRODUCT CANDIDATES ARE EXPENSIVE AND THEIR OUTCOME IS UNCERTAIN.

      Conducting clinical trials is a lengthy, time-consuming and expensive process. Before obtaining regulatory approvals for the commercial sale of any products, we or our partners must demonstrate through preclinical testing and clinical trials that our product candidates are safe and effective for use in humans. We have incurred and we will continue to incur, substantial expense for, and devote a significant amount of time to, preclinical testing and clinical trials.

      Historically, the results from preclinical testing and early clinical trials have often not predicted results of later clinical trials. A number of new drugs have shown promising results in clinical trials, but subsequently failed to establish sufficient safety and efficacy data to obtain necessary regulatory approvals. To date, our proprietary product candidate, Vivitrex, has only been tested in a small number of patients and there can be no assurance that our Phase III clinical trial will produce results sufficient to obtain regulatory approval. Data obtained from preclinical and clinical activities are susceptible to varying interpretations, which may delay, limit or prevent regulatory approval. In addition, regulatory delays or rejections may be encountered as a result of many factors, including changes in regulatory policy during the period of product development.

      Clinical trials conducted by us, by our collaborative partners or by third parties on our behalf may not demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals for our product candidates. Regulatory authorities may not permit us to undertake any additional clinical trials for our product candidates.

      Clinical trials of each of our product candidates involve a drug delivery technology and a drug. This makes testing more complex because the outcome of the trials depends on the performance of technology in combination with a drug.

      We have other product candidates in preclinical development. We have not submitted Investigational New Drug Applications, or INDs, or begun clinical trials for these product candidates. Preclinical and clinical development efforts performed by us may not be successfully completed. We may not file further INDs. We or our collaborative partners may not begin clinical trials as planned.

      Completion of clinical trials may take several years or more. The length of time can vary substantially with the type, complexity, novelty and intended use of the product candidate. The commencement and rate of completion of clinical trials may be delayed by many factors, including the:

         - inability to recruit clinical trial participants at the expected rate;

         - failure of clinical trials to demonstrate a product candidate's safety or efficacy;

         -  inability to follow patients adequately after treatment;

         -  unforeseen safety issues;

         - inability to manufacture sufficient quantities of materials used for clinical trials; and

         -  unforeseen governmental or regulatory delays.

      If a product candidate fails to demonstrate safety and efficacy in clinical trials, this failure may delay development of other product candidates and hinder our ability to conduct related preclinical testing and clinical trials. As a result of these failures, we may also be unable to find additional collaborative partners or to obtain additional financing. Our business and financial condition may be materially adversely affected by any delays in, or termination of, our clinical trials.

WE WILL NEED TO SPEND SUBSTANTIAL FUNDS TO BECOME PROFITABLE.

      We will need to spend substantial amounts of money before we can be profitable, and there can be no assurance we will achieve profitability. The amount we will spend and when we will spend it depends, in part, on:

         - the progress of our research and development programs for proprietary and collaborative product candidates, including clinical trials;

         - the time and expense that will be required to pursue FDA or foreign regulatory approvals for our product candidates, and whether such approvals are obtained;

         - the cost of building, operating and maintaining manufacturing and research facilities;

         - how many product candidates we pursue, particularly proprietary product candidates;

         - the time and expense required to prosecute, enforce and/or challenge patent and other intellectual property rights;

         - how competing technological and market developments affect our product candidates;

         - the cost of possible acquisitions of drug delivery technologies, compounds, product rights or companies; and

         - the cost of obtaining licenses to use technology owned by others for proprietary products and otherwise.

      If we require additional funds to complete any of our programs, we may seek funds through arrangements with collaborative partners, by issuing securities, through debt or bank financing or other financing structures. We will continue to pursue opportunities to obtain additional financing in the future. Such financing may be sought through various sources, including debt and equity offerings, corporate collaborations, bank borrowings, lease arrangements relating to fixed assets or other financing methods. The source, timing and availability of any financings will depend on market conditions, interest rates and other factors. Our future capital requirements will also depend on many factors, including continued scientific progress in our research and development programs (including our proprietary product candidates), the magnitude of these programs, progress with preclinical testing and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting and enforcing patent claims, competing technological and market developments, the establishment of additional collaborative arrangements, the cost of manufacturing facilities and of commercialization activities and arrangements and the cost of product in-licensing and any possible acquisitions. If we are unable to raise additional funds on terms that are favorable to us, we may have to cut back significantly on one or more of our programs, give up some of our rights to our technologies, product candidates or licensed products or agree to reduced royalty rates from collaborative partners.

WE ANTICIPATE THAT WE WILL INCUR SUBSTANTIAL LOSSES IN THE FORESEEABLE FUTURE.


      We have had net operating losses since being founded in 1987. At September 30, 2002, our accumulated deficit was $457 million. These losses principally consisted of the costs of research and development and general and administrative expenses, as well as noncash compensation costs and noncash charges related to our share of Reliant Pharmaceuticals, LLC's losses. We expect to incur substantial additional expenses over the next several years as our research and development activities, including clinical trials, increase and as we continue to manufacture products. In addition, we expect these costs to increase over prior years as we expand development of our collaborators' and our own product candidates.


      Our future profitability depends, in part, on our ability to:

         - obtain and maintain regulatory approval for our products in the United States and in foreign countries;

         -  enter into agreements to develop and commercialize products;

         - develop and expand our capacity to manufacture and market products or enter into agreements with others to do so;

         - obtain adequate reimbursement coverage for our products from insurance companies, government programs and other third party payors;

         - obtain additional research and development funding from collaborative partners; and

         -  achieve certain product development milestones.

      We may not achieve any or all of these goals and, thus, we cannot provide assurances that we will ever be profitable or achieve significant revenues. Even if we do achieve some or all of these goals, we may not achieve significant commercial success.

OUR MANUFACTURING EXPERIENCE IS LIMITED.

      We currently manufacture Nutropin Depot, Risperdal Consta and all of our product candidates, except Cereport. The manufacture of drugs for clinical trials and for commercial sale is subject to regulation by the FDA under then-current good manufacturing practices regulations and by other regulators under other laws and regulations. We have manufactured product candidates for use in clinical trials but have limited experience manufacturing products for commercial sale. We cannot assure you that we can successfully manufacture our products under current good manufacturing practices regulations or other laws and regulations in sufficient quantities for commercial sale, or in a timely or economical manner.

      Our manufacturing facilities in Massachusetts and Ohio require specialized personnel and are expensive to operate and maintain. Any delay in the regulatory approval or market launch of product candidates to be manufactured in these facilities will require us to continue to operate these expensive facilities and retain specialized personnel, which may increase our expected losses.

      We have a number of manufacturing facilities, including good manufacturing practices facilities for Nutropin Depot and Risperdal Consta, and facilities for future ProLease product candidates, Medisorb product candidates and AIR pulmonary drug delivery product candidates. We are currently expanding our facility in Ohio for Risperdal Consta and our Medisorb technology product candidates and constructing a facility in Massachusetts for our AIR technology product candidates. To date, the FDA has inspected and approved our manufacturing facility for Nutropin Depot and inspected our manufacturing facility for Risperdal Consta and issued an approvable letter. We cannot guarantee that the FDA or foreign regulatory agencies will approve any of the other facilities or, once they are approved, that such facilities will remain in compliance with current good manufacturing practices regulations.

      If more of our product candidates progress to mid- to late-stage development, we will incur significant expenses in the expansion and/or construction of manufacturing facilities and increases in personnel in order to manufacture product candidates. The development of a commercial-scale manufacturing process is complex and expensive. We cannot assure you that we will be able to develop this manufacturing infrastructure in a timely or economical manner, or at all.

      Currently, many of our product candidates, including Vivitrex, are manufactured in small quantities for use in clinical trials. We cannot assure you that we will be able to successfully scale-up the manufacture of each of our product candidates in a timely or economical manner, or at all. If any of these product candidates are approved by the FDA or other drug regulatory authorities for commercial sale, we will need to manufacture them in larger quantities. If we are unable to successfully scale-up our manufacturing capacity, the regulatory approval or commercial launch of such product candidate may be delayed or there may be a shortage in supply of such product candidate.


      If we fail to develop manufacturing capacity and experience, fail to continue to contract for manufacturing on acceptable terms, or fail to manufacture our product candidates economically on a commercial scale or in accordance with current good manufacturing practices regulations, our development programs will be materially adversely affected. This may result in delays in receiving FDA or foreign regulatory approval for one or more of our product candidates or delays in the commercial production of a product that has already been approved. Any such delays could materially adversely affect our business and financial condition.


THE FDA OR FOREIGN REGULATORY AGENCIES MAY NOT APPROVE OUR PRODUCT CANDIDATES.

      Approval from the FDA is required to manufacture and market pharmaceutical products in the United States. Regulatory agencies in foreign countries have similar requirements. The process that pharmaceutical products must undergo to obtain this approval is extensive and includes preclinical testing and clinical trials to demonstrate safety and efficacy and a review of the manufacturing process to ensure compliance with current good manufacturing practices regulations. This process can last many years and be very costly and still be unsuccessful. FDA or foreign regulatory approval can be delayed, limited or not granted at all for many reasons, including:

         -  a product candidate may not be safe or effective;

         - data from preclinical testing and clinical trials may be interpreted by the FDA or foreign regulatory agencies in different ways than we or our partners interpret it;

         - the FDA or foreign regulatory agencies might not approve our manufacturing processes or facilities;

         - the FDA or foreign regulatory agencies may change their approval policies or adopt new regulations;

         - a product candidate may not be approved for all the indications we or our partners request; and

         - the FDA may not agree with our or our partners' regulatory approval strategies or components of our or our partners' filings, such as clinical trial designs.

      For some product candidates, the drug used has not been approved at all or has not been approved for every indication it is targeting. Any delay in the approval process for any of our product candidates will result in increased costs that could materially and adversely affect our business and financial condition.

      Regulatory approval of a product candidate is limited to specific therapeutic uses for which the product has demonstrated safety and efficacy in clinical testing. Approval of a product candidate could also be contingent on post-marketing studies. In addition, any marketed drug and its manufacturer continue to be subject to strict regulation after approval. Any unforeseen problems with an approved drug or any violation of regulations could result in restrictions on the drug, including its withdrawal from the market.

OUR PRODUCT CANDIDATES MAY NOT GENERATE SIGNIFICANT REVENUES.

      Even if a product receives regulatory approval for commercial use, the revenues received or to be received from the sale of such products may not be significant and will depend on numerous factors outside of our control, including, in many instances, our collaborators' decisions on pricing and discounting, the reliance on third-party marketing partners outside the United States, the ability to obtain reimbursement from third-party payors, the market size for the product, the reaction of companies that market competitive products and general market conditions. In addition, if certain volume levels are not achieved, the costs to manufacture our products may be higher than anticipated.

      Risperdal Consta

      An NDA for Risperdal Consta was submitted to the FDA in August 2001 by Janssen Pharmaceutica Products, LP. A number of similar filings have been submitted with drug regulatory authorities worldwide by Janssen. On June 28, 2002, J&J PRD, an affiliate of Janssen, received a non-approvable letter for Risperdal Consta from the FDA. There can be no assurance that the NDA or other foreign regulatory filings will be approved in a timely fashion, if at all. If there is a significant delay in resolving the issues raised by the FDA, we may incur significant expenses without receipt of the corresponding royalty and manufacturing revenues. The revenues received from the sale of Risperdal Consta may not be significant and may depend on numerous factors outside of our control, including those outlined above. In addition, the costs to manufacture Risperdal Consta may be higher than anticipated if certain volume levels are not achieved. If Risperdal Consta does not produce significant revenues or if the manufacturing costs are higher than anticipated, our business, results of operations and financial condition would be materially adversely affected.

      Vivitrex

      We are currently conducting a Phase III clinical trial in alcohol-dependent patients testing the safety and efficacy of repeat doses of Vivitrex, an injectable extended-release formulation of naltrexone. To date, our proprietary product candidate, Vivitrex, has only been tested in a small number of patients and there can be no assurance that the Phase III clinical trial will produce results sufficient to obtain regulatory approvals. Even if the Phase III clinical trial is successful and we submit an NDA to the FDA, there can be no assurance that the FDA will accept our data or that the NDA will be approved. We are relying on data from the original approval of oral naltrexone under Section 505(b)(2) of the U.S. Food, Drug and Cosmetic Act. While we believe only one Phase III efficacy study will be required for approval, the FDA will require that additional safety data be collected on Vivitrex's long-term use before approval. Even if an NDA is approved, we will have to market it ourselves or enter into co-promotion or sales and marketing arrangements with other companies. We currently have no sales force or any marketing experience and arrangements with other companies will result in dependence on such other companies for revenues. In either event, a market for Vivitrex may not develop as expected. There are manufacturing risks that come with the manufacture of Vivitrex. See "Our manufacturing experience is limited." In addition, naltrexone is made using controlled substances and, therefore, we may be unable to obtain commercial-quantity supplies of naltrexone on commercially reasonable terms.

IF AND WHEN APPROVED, THE COMMERCIAL USE OF OUR PRODUCTS MAY CAUSE UNINTENDED SIDE EFFECTS OR ADVERSE REACTIONS, OR INCIDENCE OF MISUSE MAY APPEAR.

      We cannot predict whether the commercial use of products (or product candidates in development if and when they are approved for commercial use) will produce undesirable or unintended side effects that have not been evident in the use of or clinical trials conducted for such products (and product candidates) to date. Additionally, incidents of product misuse may occur. These events, among others, could result in product recalls or withdrawals or additional regulatory controls.

PATENT PROTECTION FOR OUR PRODUCTS IS IMPORTANT AND UNCERTAIN.

      The following factors are important to our success:

         - receiving and maintaining patent protection for our products and product candidates and for those of our collaborative partners;

         -  maintaining our trade secrets;

         -  not infringing the proprietary rights of others; and

         -  preventing others from infringing our proprietary rights.

      Patent protection only provides exclusive rights for the term of the patent. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary rights are covered by valid and enforceable patents or are effectively maintained as trade secrets.

      We know of several U.S. patents issued to third parties that relate to our product candidates. One of those third parties has asked us to compare our Medisorb technology to that third party's patented technology. Another such third party has asked a collaborative partner to substantiate how our ProLease microspheres are different from that third party's patented technology. The manufacture, use, offer for sale, sale or importing of any of these product candidates might be found to infringe on the claims of these third party patents. A third party might file an infringement action against us. Our cost of defending such an action is likely to be high and we might not receive a favorable ruling.

      We also know of patent applications filed by other parties in the United States and various foreign countries that may relate to some of our product candidates if such patents are issued in their present form. If patents are issued to any of these applicants, we may not be able to manufacture, use, offer for sale, or sell some of our product candidates without first getting a license from the patent holder. The patent holder may not grant us a license on reasonable terms or it may refuse to grant us a license at all. This could delay or prevent us from developing, manufacturing or selling those of our product candidates that would require the license.

      We try to protect our proprietary position by filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. Because the patent position of pharmaceutical and biotechnology companies involves complex legal and factual questions, enforceability of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. Thus, any patents that we own or license from others may not provide any protection against competitors. Our pending patent applications, together with those we may file in the future, or those we may license from third parties, may not result in patents being issued. Even if issued, such patents may not provide us with sufficient proprietary protection or competitive advantages against competitors with similar technology. Furthermore, others may independently develop similar technologies or duplicate any technology that we have developed. The laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States.

      We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. We try to protect this information by entering into confidentiality agreements with parties that have access to it, such as our collaborative partners, licensors, employees and consultants. Any of these parties may breach the agreements and disclose our confidential information or our competitors might learn of the information in some other way. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our business and financial condition could be materially adversely affected.

WE ARE EXPOSED TO PRODUCT LIABILITY CLAIMS AND RECALLS.

      We may be exposed to liability claims arising from the commercial sale of our products, Nutropin Depot or Risperdal Consta, or the use of our product candidates in clinical trials and those awaiting regulatory approval. These claims may be brought by consumers, our collaborative partners or third parties selling the products. We currently carry product liability insurance coverage in such amounts as we believe are sufficient for our business. However, we cannot provide any assurance that this coverage will be sufficient to satisfy any liabilities that may arise. As our development activities progress and we continue to have commercial sales, this coverage may be inadequate; we may be unable to obtain adequate coverage at an acceptable cost or we may be unable to get adequate coverage at all. This could prevent or limit our commercialization of our product candidates or commercial sales of our products. Even if we are able to maintain insurance that we believe is adequate, our financial condition may be materially adversely affected by a product liability claim.

      Additionally, product recalls may be issued at our discretion or at the direction of the FDA, other government agencies or other companies having regulatory control for pharmaceutical product sales. We cannot assure you that product recalls will not occur in the future or that, if such recalls occur, such recalls will not adversely affect our business, financial condition or reputation.

WE MAY NOT BE SUCCESSFUL IN THE DEVELOPMENT OF PRODUCTS FOR OUR OWN ACCOUNT.

      In addition to our development work with collaborative partners, we are developing proprietary product candidates for our own account by applying drug delivery technologies to off-patent drugs. Because we will be funding the development of such programs, there is a risk that we may not be able to continue to fund all such programs to completion or to provide the support necessary to perform the clinical trials, obtain regulatory approvals or market any approved products on a worldwide basis. We expect the development of products for our own account to consume substantial resources. If we are able to develop commercial products on our own, the risks associated with these programs may be greater than those associated with our programs with collaborative partners.

IF WE ARE NOT ABLE TO DEVELOP NEW PRODUCTS, OUR BUSINESS MAY SUFFER.

      We compete with other pharmaceutical companies, including large pharmaceutical companies with financial resources and capabilities substantially greater than our resources and capabilities, in the development of new products. We cannot assure you that we will be able to:

         - develop or successfully commercialize new products on a timely basis or at all; or

         -  develop new products in a cost effective manner.

      Further, other companies may develop products or may acquire technology for the development of products that are the same as or similar to the product candidates we have in development. Because there is rapid technological change in the industry and because other companies have more resources than we do, other companies may:

         -  develop their products more rapidly than we can;

         - complete any applicable regulatory approval process sooner than we can; or

         - offer their newly developed products at prices lower than our prices.

Any of the foregoing may negatively impact our sales of newly developed products. Technological developments or the FDA's approval of new therapeutic indications for existing products may make our existing products or those product candidates we are developing obsolete or may make them more difficult to market successfully, any of which could have a material adverse effect on our business and financial condition.

WE FACE COMPETITION IN THE BIOTECHNOLOGY AND PHARMACEUTICAL INDUSTRIES.

      We can provide no assurance that we will be able to compete successfully against the competitive forces in developing our product and product candidates.

      We face intense competition from academic institutions, government agencies, research institutions and biotechnology and pharmaceutical companies, including other drug delivery companies. Some of these competitors are also our collaborative partners. These competitors are working to develop and market other drug delivery systems, pharmaceutical products, vaccines and other methods of preventing or reducing disease, and new small-molecule and other classes of drugs that can be used without a drug delivery system.

      There are other companies developing extended-release drug delivery systems and pulmonary delivery systems. In many cases, there are products on the market or in development that may be in direct competition with our products or product candidates. In addition, we know of new chemical entities that are being developed that, if successful, could compete against our product candidates. These chemical entities are being designed to work differently than our product candidates and may turn out to be safer or to be more effective than our product candidates. Among the many experimental therapies being tested in the U.S. and Europe, there may be some that we do not now know of that may compete with our drug delivery systems or product candidates. Our collaborative partners could choose a competing drug delivery system to use with their drugs instead of one of our drug delivery systems.

      Many of our competitors have much greater capital resources, manufacturing, research and development resources and production facilities than we do. Many of them also have much more experience than we do in preclinical testing and clinical trials of new drugs and in obtaining FDA and foreign regulatory approvals.

      Major technological changes can happen quickly in the biotechnology and pharmaceutical industries, and the development by competitors of technologically improved or different products or drug delivery technologies may make our product candidates or platform technologies obsolete or noncompetitive.

      Further, our product candidates may not gain market acceptance among physicians, patients, healthcare payors and the medical community. The degree of market acceptance of any product candidates that we develop will depend on a number of factors, including:

         -  demonstration of their safety and clinical efficacy;

         -  their cost-effectiveness;

         -  their potential advantage over alternative treatment methods;

         -  the marketing and distribution support they receive; and

         -  reimbursement policies of government and third-party payors.

      Our product candidates, if successfully developed and approved for commercial sale, will compete with a number of drugs and therapies currently manufactured and marketed by major pharmaceutical and other biotechnology companies. Our product candidates may also compete with new products currently under development by others or with products which may cost less than our product candidates. Physicians, patients, third-party payors and the medical community may not accept or utilize any of our product candidates that may be approved. If our products do not achieve significant market acceptance, our business and financial condition will be materially adversely affected.

WE MAY NOT BE ABLE TO RETAIN OUR KEY PERSONNEL.


     Our success depends on the services of key employees in executive, research and development, manufacturing, and regulatory positions. The loss of the services of key employees could have a material adverse effect on our business. On August 26, 2002, we announced a restructuring program to reduce our cost structure as a result of our expectations regarding the financial impact of the non-approvable letter for Risperdal Consta received by our partner, J&J PRD. The restructuring program reduced our workforce by 122 employees, representing approximately 23% of our employees, and includes plans for consolidation and closure of certain leased facilities in Cambridge, Massachusetts, closure of our medical affairs office in Cambridge, England, write-off of leasehold improvements at leased facilities being vacated and reductions of other expenses. In connection with the restructuring program, we recorded a charge of $3.7 million in the quarter ended September 30, 2002. We can provide no assurance that further reductions in force will not occur or that such reductions will not result in the loss of key personnel.


IF WE ISSUE ADDITIONAL COMMON STOCK, YOU MAY SUFFER DILUTION OF YOUR INVESTMENT AND A DECLINE IN STOCK PRICE.


      As discussed above under "We will need to spend substantial funds to become profitable," we may issue additional equity securities to raise funds, thus reducing the ownership share of the current holders of our common stock, which may adversely affect the market price of the common stock. In addition, we were obligated, at September 30, 2002, to issue 12,334,949 shares of common stock upon the vesting and exercise of stock options and vesting of stock awards. Any of our shareholders could sell all or a large number of their shares, which could adversely affect the market price of our common stock.


OUR COMMON STOCK PRICE IS HIGHLY VOLATILE.

      The realization of any of the risks described in these "Risk Factors" or other unforeseen risks could have a dramatic and adverse effect on the market price of our common stock. Additionally, market prices for securities of biotechnology and pharmaceutical companies, including ours, have historically been very volatile. The market for these securities has from time to time experienced significant price and volume fluctuations for reasons that were unrelated to the operating performance of any one company. In particular and in addition to circumstances described elsewhere under "Risk Factors," the following factors can adversely affect the market price of our common stock:

         - non-approval or set-backs in development of our product candidates and success of our research and development programs;

         -  public concern as to the safety of drugs developed by us or others;

         - announcements of issuances of common stock or acquisitions by Alkermes;

         -  developments of our corporate partners;

         - announcements of technological innovations or new therapeutic products by us or others;

         -  changes in government regulations or patent decisions; and

         -  general market conditions.

WE MAY ENCOUNTER DIFFICULTIES INTEGRATING FUTURE ACQUISITIONS.

      We have in the past and may again acquire novel technologies, compounds or the rights to certain products through acquisitions of such technologies and intellectual property rights or through the acquisition of businesses or companies. We cannot assure you that any such future acquisition will be completed, successfully integrated with our current businesses, will achieve revenues or will be profitable. We may have difficulty assimilating the operations, technology and personnel of any acquired businesses.

      If we make significant acquisitions for stock consideration, the current holders of our common stock may be significantly diluted. If we make significant acquisitions for cash consideration, we may be required to use a substantial portion of our available cash.

ANTI-TAKEOVER PROVISIONS MAY NOT BENEFIT SHAREHOLDERS.

      We are a Pennsylvania corporation. Anti-takeover provisions of Pennsylvania law could make it more difficult for a person or group to acquire control of us, even if the change in control would be beneficial to shareholders. Our articles of incorporation and bylaws also contain certain provisions that could have a similar effect. The articles provide that our board of directors may issue, without shareholder approval, preferred stock having such voting rights, preferences and special rights as the board of directors may determine. The issuance of such preferred stock could make it more difficult for a third party to acquire us.

RISKS RELATED TO THE NEW NOTES

THE NEW NOTES ARE SUBORDINATED TO OUR SENIOR DEBT, BUT SENIOR IN PAYMENT TO THE EXISTING NOTES.


      The new notes will be unsecured and subordinated in right of payment to senior debt, including our existing bank loan and equipment lease financing. The new notes are senior to the existing notes. As a result of such subordination, in the event of our liquidation or insolvency, a payment default with respect to senior debt, a covenant default with respect to designated senior debt or upon acceleration of the new notes due to an event of default, our assets will be available to pay obligations on the new notes only after all senior debt has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the new notes then outstanding. Neither we nor our subsidiaries are prohibited under the new notes indenture from incurring additional debt.

OUR SUBSIDIARIES WILL NOT BE PROHIBITED FROM INCURRING DEBTS IN THE FUTURE THAT WOULD BE SENIOR TO THE NEW NOTES.


      At September 30, 2002, we had approximately $9.75 million of outstanding senior indebtedness.


      The new notes are effectively subordinate to all indebtedness and other liabilities of our subsidiaries. Substantially all of our operations are conducted through our subsidiaries. Because substantially all of our operations are conducted through subsidiaries, claims of holders of indebtedness of such subsidiaries, as well as claims of regulators and creditors of such subsidiaries, will have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of Alkermes, Inc., including the new note holders.

      The new notes are obligations exclusively of Alkermes, Inc. Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the new notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries' earnings and business considerations.

WE MAY NOT HAVE THE FINANCIAL RESOURCES TO REPURCHASE THE NEW NOTES IN THE EVENT OF A CHANGE IN CONTROL.

      We may be unable to repurchase the new notes in the event of a change in control. Upon a change in control, you may require us to repurchase all or a portion of your new notes. If a change in control were to occur, we may not have enough funds to pay the repurchase price for all tendered new notes. Any future credit agreements or other debt agreements may prohibit repurchase of the new notes for cash, or expressly prohibit the repurchase of the new notes upon a change in control or may provide that a change in control constitutes an event of default under that agreement. If a change in control occurs at a time when we are prohibited from repurchasing the new notes, we could seek the consent of our lenders to repurchase the new notes or could attempt to refinance the debt agreements. If we do not obtain consent, we could not repurchase the new notes. Our failure to repurchase the new notes would constitute an event of default under the new notes indenture, which might constitute an event of default under the terms of our other debt. Our obligation to offer to repurchase the new notes upon a change in control would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction.

IF AN ACTIVE MARKET FOR THE NEW NOTES FAILS TO DEVELOP, THE TRADING PRICE AND LIQUIDITY OF THE NEW NOTES COULD BE MATERIALLY ADVERSELY AFFECTED.


      Prior to the offering there has been no trading market for the new notes. The dealer manager has advised us that it currently intends to make a market in the new notes. The liquidity of the trading market for the new notes will depend in part on the level of participation of the holders of existing notes in the exchange offer. The greater the participation in the exchange offer, the greater the liquidity of the trading market for the new notes and the lesser the liquidity of the trading market for the existing notes not tendered in the exchange offer. However, U.S. Bancorp Piper Jaffray is not obligated to make a market and may discontinue this market making activity at any time without notice. In addition, market making activity by U.S. Bancorp Piper Jaffray will be subject to the limits imposed by the Securities Act of 1933 (the "Securities Act") and the Securities Exchange Act of 1934 (the "Exchange Act"). As a result, we cannot assure you that any market for the new notes will develop or, if one does develop, that it will be maintained. If an active market for the new notes fails to develop or be sustained, the trading price and liquidity of the new notes could be materially adversely affected.

WE EXPECT THE TRADING PRICE OF THE NEW NOTES AND THE UNDERLYING COMMON STOCK TO BE HIGHLY VOLATILE, WHICH COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR NEW NOTES AND UNDERLYING COMMON STOCK.

      The trading price of the new notes and the underlying common stock will fluctuate in response to variations in:

         -  our operating results;

         - announcements by us or our competitors of technological innovations or new products; and

         -  general economic and market conditions.

      In addition, stock markets have experienced extreme price volatility in recent years, particularly for biotechnology companies. In the past, our common stock has experienced volatility not necessarily related to announcements of our financial performance. Broad market fluctuations may also adversely affect the market price of our new notes and underlying common stock.

IF WE AUTOMATICALLY CONVERT THE NEW NOTES, YOU SHOULD BE AWARE THAT THERE IS A SUBSTANTIAL RISK OF FLUCTUATION IN THE PRICE OF OUR COMMON STOCK FROM THE DATE WE ELECT TO AUTOMATICALLY CONVERT TO THE CONVERSION DATE.

      We may elect to automatically convert the new notes on or prior to maturity if our common stock price has exceeded 150% of the conversion price for at least 20 trading days during a 30-day trading period ending within five trading days prior to the notice of automatic conversion. You should be aware that there is a risk of fluctuation in the price of our common stock between the time when we may first elect to automatically convert the new notes and the automatic conversion date. This time period may extend up to 30 calendar days from the time we elect to automatically convert the new notes until the conversion date.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS


      This prospectus, including the sections entitled "Summary," "Risk Factors" and "Business" contains forward-looking information. This forward-looking information is subject to risks and uncertainties including the factors listed under "Risk Factors," as well as elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and may be inaccurate. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." These factors may cause our actual results to differ materially from any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

                                 USE OF PROCEEDS


      We will not receive any cash proceeds from the exchange of the existing notes for the new notes pursuant to the exchange offer. We also are offering up to $50,000,000 aggregate principal amount of additional new notes for cash. We intend to use the net proceeds, if any, from the sale of the additional new notes for research, development and clinical trial activities, especially for proprietary compounds, and for manufacturing facilities and equipment. We may also use the proceeds to license or otherwise acquire additional drug delivery technologies or compounds for use in proprietary products, although no such actions are currently contemplated. In addition, we expect to use the net proceeds for working capital and other corporate purposes. We have not yet determined the amount of net proceeds to be used specifically for each of these purposes. Pending such use, we intend to invest the net proceeds in cash equivalents, U.S. government obligations, high-grade corporate notes and commercial paper.


                           PRICE RANGE OF COMMON STOCK


      Our common stock is traded on the NASDAQ National Market under the symbol ALKS. As of November 5, 2002, our common stock was held by 642 holders. Set forth below for the indicated periods are the high and low sale prices for our common stock. The closing share price of our common stock on November 25, 2002 was $9.09.



                                                              HIGH        LOW
                                                              ----        ---
Fiscal year ending March 31, 2001
         First Quarter...............................        $55.00      $21.56
         Second Quarter..............................         49.38       29.00
         Third Quarter...............................         43.50       25.69
         Fourth Quarter..............................         33.50       18.75
Fiscal year ending March 31, 2002
         First Quarter...............................        $37.75      $20.38
         Second Quarter..............................         35.36       17.39
         Third Quarter...............................         28.90       18.22
         Fourth Quarter..............................         31.39       23.67
Fiscal year ending March 31, 2003
         First Quarter...............................        $26.65      $14.65
         Second Quarter..............................         10.68        3.55
         Third Quarter (through November 25, 2002)...         11.31        6.86


                                 DIVIDEND POLICY

      No dividends have been paid on the common stock or non-voting common stock to date and we do not expect to pay cash dividends thereon in the foreseeable future.

                       RATIO OF EARNINGS TO FIXED CHARGES


                                         Year Ended March 31,             Six Months Ended September 30,
                               ----------------------------------------   ------------------------------
                               1998     1999     2000     2001     2002                 2002
                               ----------------------------------------   ------------------------------
Ratio of earnings to fixed
charges (1) ..............       --       --       --       --       --                   --



(1) For the fiscal years ended March 31, 1998, 1999, 2000, 2001 and 2002 and for the six months ended September 30, 2002, earnings were insufficient to cover fixed charges by $9,868,000, $37,488,000, $62,828,000, $4,670,000,
    $49,129,000 and $106,438,000, respectively. For this reason, no ratios are provided.

                                 CAPITALIZATION

         The following table sets forth the consolidated unaudited capitalization of Alkermes:


            -   at September 30, 2002:


            - as adjusted to give effect to the issuance of the new notes in the exchange offer on the assumption that all of the outstanding existing notes were validly tendered and accepted for exchange;

            - as adjusted to give effect to the issuance for cash of an additional $50 million of new notes; and

            - as adjusted to reflect a net gain of $80.9 million on the assumed early extinguishment of all outstanding existing notes. This extinguishment of debt will result in recognition of gain in our statement of operations in the period in which the exchange offer is consummated.


         The interest make-whole provisions contained in the new notes will be separately accounted for as derivative financial instruments in accordance with Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." Of the aggregate principal amount of new notes to be issued in the exchange offer and cash offer, $9.0 million has been allocated to these instruments based on their estimated fair values. This derivative liability will be adjusted quarterly for changes in fair value through either the date the interest make-whole provisions expire, at which time the liability will be zero, or the date at which an interest make-whole provision is triggered, with the corresponding charge or credit to other expense or income. This allocation of value to the interest make-whole provisions has been recorded as a discount on the new notes and the new notes will be accreted to par value through quarterly interest charges over the seven-year term of the new notes.



         To the extent that existing notes are not validly tendered or accepted in the exchange offer, the amount attributed to the new notes would decrease, the amount attributed to the existing notes would increase and the accumulated deficit would increase. The financial data at September 30, 2002 in the following table are derived from our unaudited financial statements for the quarter ended September 30, 2002.



                                                                   September 30, 2002
                                                                ----------------------
                                                                   Actual    As Adjusted

                                                                      (unaudited)
                                                                 (dollars in thousands)

Current portion of long-term debt ...........................   $   3,700    $   3,700
                                                                ---------    ---------
Long-term debt, less current portion:
      6.52% Convertible senior subordinated note
         (new notes) (net of $9.0 million discount) .........        --        156,000
      3.75% Convertible subordinated notes
         (existing notes) ...................................     200,000         --
Other long-term debt ........................................       6,050        6,050
                                                                ---------    ---------
             Total long-term debt ...........................     206,050      162,050
                                                                ---------    ---------
Shareholders' equity:
      Preferred stock, par value $.01 per share:  authorized,
         3,000,000 shares; none issued(1) ...................        --           --
      Common stock, par value $.01 per share:  authorized,
         160,000,000; issued and outstanding, 64,334,418
         shares at September 30, 2002(1) (2) ................         643          643
      Non-voting common stock, par value $.01 per share:
         authorized, 450,000; issued and outstanding,
         382,632 shares at September 30, 2002(1) ............           3            3
      Additional paid-in capital ............................     444,832      444,832
      Deferred compensation .................................      (2,039)      (2,039)
      Accumulated other comprehensive (loss) income .........         (47)         (47)
      Accumulated deficit ...................................    (456,966)    (376,066)
                                                                ---------    ---------
      Total shareholders' (deficiency) equity ...............     (13,574)      67,326
                                                                ---------    ---------
              Total capitalization ..........................   $ 196,176    $ 233,076
                                                                =========    =========



(1) We are authorized to issue an additional 1,550,000 shares that are undesignated capital stock. See "Description of Capital Stock."



(2) Outstanding shares exclude the shares reserved for issuance upon conversion of the new notes and 12,334,949 shares issuable under our stock option and award plans.

                 SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA


         The following table sets forth selected consolidated financial data of Alkermes. The consolidated statements of operations data for the years ended March 31, 2002, 2001 and 2000, and the consolidated balance sheet data as of March 31, 2002 and 2001, have been derived from our consolidated financial statements, which are included elsewhere in this prospectus, and which have been audited by Deloitte & Touche LLP, independent auditors. The consolidated statement of operations data for the years ended March 31, 1999 and 1998 and the consolidated balance sheet data as of March 31, 2000, 1999 and 1998, are derived from audited consolidated financial statements not included in this prospectus. The financial data for the six-month periods ended September 30, 2002 and 2001 are derived from unaudited financial statements included elsewhere in this prospectus. The unaudited financial statements include all adjustments, consisting of normal recurring items, which Alkermes considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six months ended September 30, 2002 are not necessarily indicative of the results that may be expected for the entire year ending March 31, 2003. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information included herein.


ALKERMES, INC. AND SUBSIDIARIES
(in thousands, except per share
data)


                                                                                                          SIX MONTHS
CONSOLIDATED STATEMENT OF                                                                                   ENDED
OPERATIONS DATA:                                        YEAR ENDED MARCH 31,                             SEPTEMBER 30,
                                    -------------------------------------------------------------    ----------------------
                                      2002         2001         2000         1999         1998         2002         2001
                                    ---------    ---------    ---------    ---------    ---------    ---------    ---------
Revenues:
   Revenue under collaborative
     arrangements ...............   $  54,102    $  56,030    $  22,920    $  33,892    $  25,585    $  19,762    $  30,032
                                    ---------    ---------    ---------    ---------    ---------    ---------    ---------
Expenses:
   Research and development .....      92,092       68,774       54,483       48,457       31,762       52,786       43,303
   General and administrative ...      24,387       19,611       14,878       14,556        8,375       15,212       11,785
   Restructuring costs ..........          --           --           --           --           --        3,682           --
   Noncash compensation (income)
     expense attributed to
     research and development ...          --       (2,448)      29,493       16,239        2,183           --           --
   Purchase of in-process
     research and development ...          --           --           --        3,221           --           --           --
                                    ---------    ---------    ---------    ---------    ---------    ---------    ---------
   Total expenses ...............     116,479       85,937       98,854       82,473       42,320       71,680       55,088
                                    ---------    ---------    ---------    ---------    ---------    ---------    ---------
Net operating loss ..............     (62,377)     (29,907)     (75,934)     (48,581)     (16,735)     (51,918)     (25,056)
   Total other income (expense) .       6,426       13,038        7,887        7,525        4,153       (1,714)       4,101
                                    ---------    ---------    ---------    ---------    ---------    ---------    ---------
Equity in losses of Reliant
 Pharmaceuticals, LLC ...........      (5,404)          --           --           --           --      (59,469)          --
                                    ---------    ---------    ---------    ---------    ---------    ---------    ---------
Net loss ........................     (61,355)     (16,869)     (68,047)     (41,056)     (12,582)    (113,101)     (20,955)
Preferred stock dividends .......          --        7,268        9,389        7,455           --           --           --
                                    ---------    ---------    ---------    ---------    ---------    ---------    ---------
Net loss attributable to common
 shareholders ...................   $ (61,355)   $ (24,137)   $ (77,436)   $ (48,511)   $ (12,582)   $(113,101)   $ (20,955)
                                    =========    =========    =========    =========    =========    =========    =========
Basic and diluted loss per common
 share ..........................   $   (0.96)   $   (0.43)   $   (1.52)   $   (0.99)   $   (0.27)   $   (1.76)   $   (0.33)
                                    =========    =========    =========    =========    =========    =========    =========
Weighted average number of
 common shares outstanding ......      63,669       55,746       51,015       49,115       46,038       64,289       63,319
                                    =========    =========    =========    =========    =========    =========    =========





CONSOLIDATED BALANCE SHEET DATA:                            AT MARCH 31,
                                    ---------------------------------------------------------   AT SEPTEMBER 30,
                                       2002         2001        2000        1999        1998           2002
                                    ---------   ---------   ---------   ---------   ---------       ---------
Cash and cash equivalents and
   short-term investments .......   $ 152,347   $ 254,928   $ 337,367   $ 163,419   $ 194,257      $  71,693
Other current assets ............      24,290      16,678       8,474       5,745       8,562         17,596
Total assets ....................     350,350     391,297     413,961     213,452     220,977        224,122
Current liabilities .............      42,886      31,062      22,487      28,500      19,517         31,645
Long-term obligations ...........     207,800     211,825     222,792      28,417      12,933        206,050
Shareholders' equity (deficiency)      99,664     148,410     167,967     156,206     181,455        (13,574)

                               THE EXCHANGE OFFER


TERMS OF THE EXCHANGE OFFER; PERIOD FOR TENDERING EXISTING NOTES


         We are offering to exchange your existing notes for new notes as follows:

            - $575 principal amount of new notes for each $1,000 principal amount of existing notes for up to 100% of the aggregate outstanding principal amount of existing notes. The new notes will be issued in denominations of $1,000 and any integral multiple of $1,000. We will pay cash for any fractional portion of new notes.


         Based on the principal amount outstanding as of the date of this prospectus, we are offering to acquire up to $200,000,000 aggregate principal amount of existing notes that are validly tendered on the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal. In addition, if you elect to tender existing notes in the exchange offer, you will have the right to participate in the cash offering of up to $50 million principal amount of additional new notes.


         You may tender all, some or none of your existing notes, subject to the terms and conditions of the exchange offer. Holders of existing notes must tender their existing notes in a minimum $1,000 principal amount and multiples thereof.

         The exchange offer is not being made to, and we will not accept tenders for exchange from, holders of existing notes in any jurisdiction in which the exchange offer or the acceptance of the offer would not be in compliance with the securities or blue sky laws of that jurisdiction.

         OUR BOARD OF DIRECTORS AND OFFICERS DO NOT MAKE ANY RECOMMENDATION TO THE HOLDERS OF EXISTING NOTES AS TO WHETHER OR NOT TO EXCHANGE ALL OR ANY PORTION OF THEIR EXISTING NOTES. IN ADDITION, WE HAVE NOT AUTHORIZED ANYONE TO MAKE ANY RECOMMENDATION. YOU MUST MAKE YOUR OWN DECISION WHETHER TO TENDER YOUR EXISTING NOTES FOR EXCHANGE AND, IF SO, THE AMOUNT OF EXISTING NOTES TO TENDER.

EXPIRATION DATE


         The expiration date for the offer is 5:00 p.m., New York City time, on December 24, 2002, unless we extend the offer. We may extend this expiration date for any reason. The last date on which tenders will be accepted, whether on December 24, 2002 or any later date to which the exchange offer may be extended, is referred to as the expiration date.


EXTENSIONS; AMENDMENTS

         We expressly reserve the right, in our discretion, for any reason to:

   - delay the acceptance of existing notes tendered for exchange, subject to the requirement that we promptly issue new notes or return tendered existing notes after expiration or withdrawal of the exchange offer;

   - extend the time period during which the exchange offer is open, by giving oral or written notice of an extension to the holders of existing notes in the manner described below; during any extension, all existing notes previously tendered and not withdrawn will remain subject to the exchange offer;

   - waive any condition or amend the terms of the exchange offer other than the condition that the registration statement becomes effective under the Securities Act; and


   - terminate the exchange offer, as described under "Conditions for Completion of the Exchange Offer" below.


         If we consider an amendment to the exchange offer to be material, or if we waive a material condition of the exchange offer, we will promptly disclose the amendment in a prospectus supplement, and if required by law, we will extend the exchange offer for a period of five to ten business days.

         We will give oral or written notice of any (1) extension, (2) amendment, (3) non-acceptance or (4) termination to the holders of the existing notes as promptly as practicable. In the case of any extension, we will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.


PROCEDURES FOR TENDERING EXISTING NOTES


         Your tender to us of existing notes and our acceptance of your tender will constitute a binding agreement between you and us upon the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal.

         Tender of Existing Notes Held Through a Custodian. If you are a beneficial holder of the existing notes that are held of record by a custodian bank, depository institution, broker, dealer, trust company or other nominee, you must instruct the custodian, or such other record holder, to tender the existing notes on your behalf. Your custodian will provide you with their instruction letter, which you must use to give these instructions.

         Tender of Existing Notes Held Through DTC. Any beneficial owner of existing notes held of record by The Depository Trust Company ("DTC") or its nominee, through authority granted by DTC may direct the DTC participant through which the beneficial owner's existing notes are held in the DTC to tender on such beneficial owner's behalf. To effectively tender existing notes that are held through DTC, DTC participants should transmit their acceptance through the Automated Tender Offer Program ("ATOP"), for which the transaction will be eligible, and the DTC will then edit and verify the acceptance and send an agent's message to the exchange agent for its acceptance. Delivery of tendered existing notes must be made to the exchange agent pursuant to the book-entry delivery procedures set forth below or the tendering DTC participant must comply with the guaranteed delivery procedures set forth below. No letters of transmittal will be required to tender existing notes through ATOP.

         In addition, the exchange agent must receive:

   - a completed and signed letter of transmittal or an electronic confirmation pursuant to DTC's ATOP system indicating the principal amount of existing notes to be tendered and any other documents, if any, required by the letter of transmittal; and

   - prior to the expiration date, a confirmation of book-entry transfer of such existing notes, into the exchange agent's account at DTC, in accordance with the procedure for book-entry transfer described below; or

   - the holder must comply with the guaranteed delivery procedures described below.

         Your existing notes must be tendered by book-entry transfer. The exchange agent will establish an account with respect to the existing notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC must make book-entry delivery of existing notes by having DTC transfer such existing notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfer. Although your existing notes will be tendered through the DTC facility, the letter of transmittal, or facsimile, or an electronic confirmation pursuant to DTC's ATOP system, with any required signature guarantees and any other required documents, if any, must be transmitted to and received or confirmed by the exchange agent at its address set forth below under "Exchange Agent," prior to 5:00 p.m., New York City time, on the expiration date. You or your broker must ensure that the exchange agent receives an agent's message from DTC confirming the book-entry transfer of your existing notes. An agent's message is a message transmitted by DTC and received by the exchange agent that forms a part of the book-entry confirmation which states that DTC has received an express acknowledgement from the participant in DTC tendering existing notes that such participant agrees to be bound by the terms of the letter of transmittal. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent.


         If you are an institution which is a participant in DTC's book-entry transfer facility, you should follow the same procedures that are applicable to persons holding existing notes through a financial institution.

         Do not send letters of transmittal or other exchange offer documents to us or to U.S. Bancorp Piper Jaffray, the dealer manager.

         It is your responsibility that all necessary materials get to State Street Bank and Trust Company, the exchange agent, before the expiration date. If the exchange agent does not receive all of the required materials before the expiration date, your existing notes will not be validly tendered.

         Any existing notes not accepted for exchange for any reason will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer.

         We will have accepted the validity of tendered existing notes if and when we give oral or written notice to the exchange agent. The exchange agent will act as the tendering holders' agent for purposes of receiving the new notes from us. If we do not accept any tendered existing notes for exchange because of an invalid tender or the occurrence of any other event, the exchange agent will return those existing notes to you without expense, promptly after the expiration date via book-entry transfer through DTC.


BINDING INTERPRETATIONS


         We will determine in our sole discretion, all questions as to the validity, form, eligibility and acceptance of existing notes tendered for exchange. Our determination will be final and binding. We reserve the absolute right to reject any and all tenders of any particular existing notes not properly tendered or to not accept any particular existing notes which acceptance might, in our judgment or our counsel's judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular existing notes either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender existing notes in the exchange offer. Our interpretation of the terms and conditions of the exchange offer as to any particular existing note either before or after the expiration date, including the letter of transmittal and the instructions to such letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of existing notes for exchange must be cured within such reasonable period of time as we shall determine. Neither we, the exchange agent nor any other person shall be under any duty to give notification of any defect or irregularity with respect to any tender of existing notes for exchange, nor shall any of them incur any liability for failure to give such notification.


ACCEPTANCE OF EXISTING NOTES FOR EXCHANGE; DELIVERY OF NEW NOTES



         Once all of the conditions to the exchange offer are satisfied or waived, we will accept, promptly after the expiration date, all existing notes properly tendered, and will issue the new notes promptly after acceptance of the existing notes. The discussion under the heading "Conditions for Completion of the Exchange Offer" provides further information regarding the conditions to the exchange offer. For purposes of the exchange offer, we shall be deemed to have accepted properly tendered existing notes for exchange when, as and if we have given oral or written notice to the exchange agent, with written confirmation of any oral notice to be given promptly after giving such notice.


         For each $1,000 principal amount of existing notes accepted for exchange, the holder of the existing notes will receive new notes having a principal amount of $575. The new notes will be issued in denominations of $1,000 and any integral multiples of $1,000. We will pay cash for any fractional amount of new notes. In addition, you will have the opportunity to provide indications of interest of participating in the cash offering of up to $50 million principal amount of new notes. The new notes will bear interest from the closing date of the exchange offer. Existing notes accepted for exchange will accrue interest up to but excluding the closing date of the exchange offer. We will pay such accrued and unpaid interest at closing to holders whose existing notes are tendered in the exchange offer and accepted by us.

         In all cases, issuance of new notes for existing notes that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of:

   - a timely book-entry confirmation of such existing notes into the exchange agent's account at the DTC book-entry transfer facility;

   - a properly completed and duly executed letter of transmittal or an electronic confirmation of the submitting holder's acceptance through DTC's ATOP system; and

   -     all other required documents, if any.

         If we do not accept any tendered existing notes for any reason set forth in the terms and conditions of the exchange offer, or if existing notes are submitted for a greater principal amount than the holder desires to exchange, the unaccepted or non-exchanged existing notes tendered by book-entry transfer into the exchange agent's account at the book-entry transfer facility will be returned in accordance with the book-entry procedures described above, and the existing notes that are not to be exchanged will be credited to an account maintained with DTC, as promptly as practicable after the expiration or termination of the exchange offer.


GUARANTEED DELIVERY PROCEDURES


         If you desire to tender your existing notes and you cannot complete the procedures for book-entry transfer set forth above on a timely basis, you may still tender your existing notes if:

   -     your tender is made through an eligible institution;

   - prior to the expiration date, the exchange agent received from the eligible institution a properly completed and duly executed letter of transmittal, or a facsimile of such letter of transmittal or an electronic confirmation pursuant to DTC's ATOP system and notice of guaranteed delivery, substantially in the form provided by us, by facsimile transmission, mail or hand delivery, that:

                  (a) sets forth the name and address of the holder of existing notes tendered;

                  (b)      states that the tender is being made thereby; and

                  (c) guarantees that within three trading days after the expiration date a book-entry confirmation and any other documents required by the letter of transmittal, if any, will be deposited by the eligible institution with the exchange agent; and

   - book-entry confirmation and all other documents, if any, required by the letter of transmittal are received by the exchange agent within three trading days after the expiration date.


WITHDRAWAL RIGHTS



         You may withdraw your tender of existing notes at any time prior to 5:00 p.m., New York City time, on the expiration date. In addition, if you tender existing notes and we have not accepted them for exchange by January 24, 2003, you may withdraw your existing notes at any time after that date until we do accept your existing notes for exchange.



         For a withdrawal to be effective, the exchange agent must receive a written notice of withdrawal at the address or, in the case of eligible institutions, at the facsimile number, set forth below under the heading "Exchange Agent" prior to 5:00 p.m., New York City time, on the expiration date. Any notice of withdrawal must:


   - specify the name of the person who tendered the existing notes to be withdrawn;

   - contain a statement that you are withdrawing your election to have your existing notes exchanged;

   - be signed by the holder in the same manner as the original signature on the letter of transmittal by which the existing notes were tendered, including any required signature guarantees; and

   - if you have tendered your existing notes in accordance with the procedure for book-entry transfer described above, specify the name and number of the account at DTC to be credited with the withdrawn existing notes and otherwise comply with the procedures of such facility.


         Any existing notes that have been tendered for exchange, but which are not exchanged for any reason, will be credited to an account maintained with the book-entry transfer facility for the existing notes, as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn existing notes may be retendered by following the procedures described under the heading "Procedures for Tendering Existing Notes" above, at any time on or prior to 5:00 p.m., New York City time, on the expiration date.



CONDITIONS FOR COMPLETION OF THE EXCHANGE OFFER


         We will not accept existing notes for new notes and may terminate or not complete the exchange offer if the registration statement covering the exchange offer is not effective under the Securities Act.

         We may not accept existing notes for exchange and may terminate or not complete the exchange offer if:

   - any action, proceeding or litigation seeking to enjoin, make illegal or delay completion of the exchange offer or otherwise relating in any manner to the exchange offer is instituted or threatened;

   - any order, stay, judgment or decree is issued by any court, government, governmental authority or other regulatory or administrative authority and is in effect, or any statute, rule, regulation, governmental order or injunction shall have been proposed, enacted, enforced or deemed applicable to the exchange offer, any of which would or might restrain, prohibit or delay completion of the exchange offer or impair the contemplated benefits of the exchange offer to us;

   - any of the following occurs and the adverse effect of such occurrence shall, in our reasonable judgment, be continuing:

                  - any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States;

                  -        any extraordinary or material adverse change in U.S.
                           financial markets generally, including, without limitation, a decline of at least twenty percent in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 Index from the date of this prospectus;

                  - a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;

                  - any material disruption has occurred in commercial banking or securities settlement or clearance services in the United States;

                  - any limitation, whether or not mandatory, by any governmental entity on, or any other event that would reasonably be expected to materially adversely affect, the extension of credit by banks or other lending institutions;

                  - a commencement of a war or other national or international calamity directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely, or to delay materially, the completion of the exchange offer; or

                  - if any of the situations described above existed at the time of commencement of the exchange offer and that situation deteriorates materially after commencement of the exchange offer;

   - any tender or exchange offer, other than this exchange offer by us, with respect to some or all of our outstanding common stock or any merger, acquisition or other business combination proposal involving us shall have been proposed, announced or made by any person or entity;


   - any event or events occur that have resulted or may result, in our judgment, in an actual or threatened change in the business condition, income, operations, stock ownership or prospects of us or of us and our subsidiaries, taken as a whole; or

   -     as the term "group" is used in Section 13(d)(3) of the Exchange Act;


                  - any person, entity or group acquires more than 5% of our outstanding shares of common stock, other than a person, entity or group which had publicly disclosed such ownership with the SEC prior to the expiration date of the exchange offer;

                  - any such person, entity or group which had publicly disclosed such ownership prior to such date shall acquire additional common stock constituting more than 2% of our outstanding shares; or

                  - any new group shall have been formed that beneficially owns more than 5% or our outstanding shares of common stock which in our judgment in any such case, and regardless of the circumstances, makes it inadvisable to proceed with the exchange offer or with such acceptance for exchange of shares.

         If any of the above events occur, we may:

   - terminate the exchange offer and promptly return all tendered existing notes to tendering existing note holders;


   - extend the exchange offer and, subject to the withdrawal rights described in "Withdrawal Rights," above, retain all tendered existing notes until the extended exchange offer expires;


   -     amend the terms of the exchange offer; or

   - waive the unsatisfied condition and, subject to any requirement to extend the period of time during which the exchange offer is open, complete the exchange offer.

         The conditions are for our sole benefit. We may assert these conditions with respect to all or any portion of the exchange offer regardless of the circumstances giving rise to them. We may waive any condition in whole or in part in our discretion. Our failure to exercise our rights under any of the above conditions does not represent a waiver of these rights. Each right is an ongoing right which may be asserted at any time. Any determination by us concerning the conditions described above will be final and binding upon all parties. All such conditions to the exchange offer, other than those subject to applicable law, will be either satisfied or waived by us on or before the expiration of the exchange offer. There are no federal or state regulatory requirements that must be met, except for requirements under applicable securities laws.

         If we consider an amendment to the exchange offer to be material, or if we waive a material condition of the exchange offer, we will promptly disclose the amendment in a prospectus supplement, and if required by law, we will extend the exchange offer for a period of five to ten business days.

         If a stop order issued by the SEC is in effect with respect to the registration statement of which this document is a part, we will not accept any existing notes tendered and we will not exchange for any new notes.

FEES AND EXPENSES

         U.S. Bancorp Piper Jaffray is acting as the dealer manager in connection with the exchange offer. U.S. Bancorp Piper Jaffray will receive a fee in the manner described below for its services as dealer manager.

         U.S. Bancorp Piper Jaffray's fee will be calculated based on a sliding scale based on the principal amount of existing notes tendered. Based on the foregoing fee structure, if all of the existing notes are exchanged in the exchange offer, U.S. Bancorp Piper Jaffray will receive an aggregate fee of approximately $1.5 million. U.S. Bancorp Piper Jaffray's fees will be payable if and when the exchange offer is completed.

         U.S. Bancorp Piper Jaffray will also be reimbursed for its reasonable out-of-pocket expenses incurred in connection with the exchange offer (including the reasonable fees and disbursements of counsel), whether or not the transaction closes.

         We have agreed to indemnify U.S. Bancorp Piper Jaffray against specified liabilities relating to or arising out of the offer, including civil liabilities under the federal securities laws, and to contribute to payments which U.S. Bancorp Piper Jaffray may be required to make in respect thereof. However, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. U.S. Bancorp Piper Jaffray may from time to time hold existing notes, new notes and our common stock in its proprietary accounts, and to the extent it owns existing notes in these accounts at the time of the exchange offer, U.S. Bancorp Piper Jaffray may tender these existing notes.

         We have retained Georgeson Shareholder Communications Inc. to act as information agent and State Street Bank and Trust Company to act as the exchange agent in connection with the exchange offer. The information agent may contact holders of existing notes by mail, telephone, facsimile transmission and personal interviews and may request brokers, dealers and other nominee existing note holders to forward materials relating to the exchange offer to beneficial owners. The information agent and the exchange agent will receive reasonable compensation for their respective services, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against liabilities in connection with their services, including liabilities under the federal securities laws.

         Neither the information agent nor the exchange agent has been retained to make solicitations or recommendations. The fees they receive will not be based on the principal amount of existing notes tendered under the exchange offer.

         We will not pay any fees or commissions to any broker or dealer, or any other person, other than U.S. Bancorp Piper Jaffray for soliciting tenders of existing notes under the exchange offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by us for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

         The aggregate fees and expenses to be incurred in connection with the exchange offer and the cash offer, assuming maximum existing note holder participation, we estimate will be approximately $3.3 million and will be paid by us.


LEGAL LIMITATION


         The above conditions are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any such condition, or may be waived by us in whole or in part at any time and from time to time in our sole discretion. Our failure at any time to exercise any of the foregoing rights shall not be deemed a waiver or any such right and each such right shall be deemed an ongoing right which may be asserted at any time, and from time to time.

         In addition, we will not accept for exchange any existing notes tendered, and no new notes will be issued in exchange for any such existing notes, if at such time any stop order shall be threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act of 1939.


EXCHANGE AGENT


         State Street Bank and Trust Company has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at one of its addresses as set forth below. Questions about the tender of existing notes, requests for assistance, and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

                          FOR REGISTERED EXISTING NOTES

                          By Mail or Overnight Courier:
                                 Mr. Ralph Jones
                       State Street Bank and Trust Company
                           Corporate Trust, 5th Floor
                              2 Avenue de Lafayette
                                Boston, MA 02111
                           By Facsimile Transmission:
                                 (617) 662-1452
                              Confirm by Telephone:
                                 (617) 662-1548


         If you deliver the letter of transmittal to an address other than as set forth above or transmission of instructions via facsimile other than as set forth above, then such delivery or transmission does not constitute a valid delivery of such letter of transmittal. If you need additional copies of this prospectus or the letter of transmittal, please contact the information agent at the address or telephone number set forth on the back cover of this prospectus.


                       CASH OFFER OF ADDITIONAL NEW NOTES

         In addition to the exchange offer, we are offering to those holders of existing notes, which are tendered and accepted in the exchange offer, the right to purchase up to $50 million aggregate principal amount of additional new notes for cash (the "cash offer"). The new notes in the cash offer are identical in all respects to the new notes provided in the exchange offer as described in this document under the heading "Description of New Notes."

         If a holder's tender of existing notes is withdrawn, we will not sell any additional new notes for cash to that holder. Offers to purchase additional new notes must be in denominations of principal amount of $1,000 and any integral multiple of $1,000.


         You may indicate your interest in purchasing additional new notes by giving your indication of interest to U.S. Bancorp Piper Jaffray at (877) 420-2321, attention Jeffrey Winaker or Brian Sullivan.

                            DESCRIPTION OF NEW NOTES


     Alkermes, Inc. will issue the new notes under an indenture dated as of
December   , 2002 between us and State Street Bank and Trust Company, as new notes trustee. The following summarizes the material provisions of the new notes and the new notes indenture. This summary is subject to and is qualified by reference to all the provisions of the new notes indenture. As used in this description, the words "we," "us" or "our" do not include any current or future subsidiary of Alkermes, Inc.


GENERAL

      We are offering to issue up to $165,000,000 aggregate principal amount of new notes, which amount includes:

      - $115,000,000 aggregate principal amount to be issued in the exchange offer assuming 100% of the outstanding existing notes are tendered and accepted in the exchange offer; and

      - up to an additional $50,000,000 aggregate principal amount of new notes to be issued for cash to holders of existing notes tendered and accepted in the exchange offer.


     The new notes will be unsecured senior subordinated obligations of Alkermes, Inc. that are subordinate in right of payment as described under "Subordination" below. The new notes will be convertible into common stock as described under "Voluntary Conversion" and "Automatic Conversion" below. The new notes will be issued in denominations of $1,000 and multiples of $1,000. The new notes will mature on December 31, 2009 unless earlier converted, redeemed or repurchased.

      The new notes will bear interest at the rate of 6.52% per year. Interest will be paid on June 30 and December 31 of each year, commencing on June 30, 2003, subject to limited exceptions if the new notes are converted, redeemed or repurchased prior to the applicable interest payment date. The record dates for payment of interest will be June 15 and December 15 of each year. Interest will be computed on the basis of a 360-day year consisting of twelve 30-day months.


      Interest will be payable in cash or common stock at our option. If we elect to pay interest in common stock, the shares of common stock will be valued at 90% of the average of the closing price for each of the five trading days immediately preceding the second trading day prior to the interest payment date. We will provide holders notice of our election to pay interest in common stock instead of cash no later than the record date prior to such interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.


      We will pay principal and interest on the new notes at the office or agency we maintain for such purpose in the Borough of Manhattan, The City of New York, which shall initially be the office or agency of the new notes trustee. At our option, however, we may pay interest by check mailed to your address as it appears in the new notes register. However, holders of $2,000,000 or more in principal amount of new notes may elect in writing to be paid by wire transfer; provided that any payment to The Depository Trust Company ("DTC") or its nominee will be made by wire transfer of immediately available funds to the account of DTC or its nominee.


      If we elect to make a payment in common stock instead of cash with respect to any payment under the terms of the new notes indenture that permits such election, we may either pay cash for any fractional shares or round the fractional share up to the nearest whole share.

      We will not be restricted from paying dividends or repurchasing securities or incurring indebtedness under the new notes indenture. The new notes indenture has no financial covenants. Holders of the new notes are not protected in the event of a highly leveraged transaction or a change in control of Alkermes except as described under "Repurchase at Option of Holders upon a Repurchase Event" below.

      You are not required to pay a service charge for registration or transfer of new notes. We may, however, require you to pay any tax or other governmental charge in connection with the transfer. We are not required to exchange or register the transfer of:

      - any new note for a period of 15 days before selection for redemption;

      -     any new note or portion selected for redemption;

      -     any new note or portion surrendered for conversion; or

      - any new note or portion surrendered for repurchase but not withdrawn in connection with a repurchase event.

      The new notes will be issued:

            -     in fully-registered form; and

            -     in denominations of $1,000 and multiples of $1,000.

BOOK-ENTRY SYSTEM

      Global Security

      The new notes will be issued in the form of a global security held in book-entry form. Except as noted below under "Certificated Notes," DTC or its nominee will be the sole registered holder of the new notes for all purposes under the new notes indenture. Owners of beneficial interests in the new notes represented by the global security will hold these interests pursuant to the procedures and practices of DTC. Owners of beneficial interests must exercise any rights in respect of their interests, including any right to convert or require repurchase of their interests, in accordance with DTC's procedures and practices. Beneficial owners are not holders, and are not entitled to any rights under the global security or the new notes indenture with respect to the global security. We and the trustee may treat DTC as the sole holder and owner of the global security.

      Certificated Notes

      Certificated new notes may be issued in exchange for new notes represented by the global security if DTC no longer serves as the depositary and no successor depositary is appointed by us.

VOLUNTARY CONVERSION

      You may voluntarily convert your new notes into our common stock prior to maturity.


      You may, at your option, convert some or all of your new notes at any time prior to maturity into our common stock at a conversion price equal to a 17-1/2% premium over the simple average of the daily volume-weighted average price of our common stock for each of the five trading days immediately preceding the third trading day prior to the expiration date of the exchange offer, subject to adjustment upon certain events. You may convert new notes in denominations of $1,000 and multiples of $1,000. The conversion price is subject to adjustment as described below. If the new notes are called for redemption, the conversion rights on the new notes called for redemption will expire at the close of business of the last business day before the redemption date, unless we default in payment of the redemption price. If you have submitted your new notes for repurchase after a repurchase event, you may only convert your new notes if you deliver a withdrawal notice before the close of business on the last business day before the repurchase date.


      If you convert your new notes after a record date and prior to the next interest payment date, you will have to pay us interest, unless the new notes have been called for redemption under the new notes indenture. We will pay a cash adjustment for any fractional shares based on the market price of our common stock on the last business day before the conversion date.


      You can convert your new notes by delivering the new notes to an office or agency of the new notes trustee in the Borough of Manhattan, The City of New York, along with a duly signed and completed notice of conversion, a form of which may be obtained from the new notes trustee. In the case of a global security, DTC will effect the conversion upon notice from the holder of a beneficial interest in the global security in accordance with DTC's rules and procedures. The conversion date will be the date on which the new notes and the duly signed and completed notice of conversion are delivered. As promptly as practicable on or after the conversion date, but no later than three business days after the conversion date, we will issue and deliver to the conversion agent certificates for the number of full shares of common stock issuable upon conversion, together with any cash payment for fractional shares. In the event we fail to convert any tendered new notes into common stock in accordance with the terms of the indenture, the holder may bring an action to enforce its right to convert.

      You will not be required to pay any stamp, transfer, documentary or similar taxes or duties upon conversion but will be required to pay any stamp or transfer tax or duty if the common stock issued upon conversion of the new notes is in a name other than your name. Certificates representing shares of common stock will not be issued or delivered unless all stamp or transfer taxes and duties, if any, payable by the holder have been paid.

      Additional payment upon conversion during first two years.


      If you elect to convert your new notes at any time on or prior to the second anniversary date of the initial issuance of the new notes, you will receive a payment of additional interest upon conversion so long as we have not previously mailed an automatic conversion notice to holders. We will pay additional interest upon conversion equal to two years of interest, less any interest actually paid or provided for on the new notes prior to the conversion, payable, in cash or, at our option, in common stock, valued at 90% of the average closing price of our common stock for the five trading days immediately preceding the second trading day prior to the voluntary conversion date. Our ability to pay additional interest in common stock will be subject to certain conditions set forth in the new notes indenture.


      Adjustment to the conversion price

      The conversion price will be adjusted if:

            (1) we dividend or distribute shares of our common stock to our common stock holders;

            (2)   we split, subdivide or combine our common stock;

            (3) we issue rights or warrants to all holders of our common stock to purchase common stock at less than the current market price;

            (4) we dividend or distribute to all holders of our common stock capital stock or evidences of indebtedness or assets, but excluding:

                  - dividends, distributions and rights or warrants referred to in (3) above or to be exercised in connection with certain trigger events;

                  - dividends and distributions paid exclusively in cash or paid in connection with our liquidation, dissolution or winding up; or

                  - capital stock, evidence of indebtedness, cash or assets distributed in a merger or consolidation.

            (5) we make a dividend or distribution consisting exclusively of cash to all holders of common stock if the aggregate amount of these distributions combined together with (A) all other all-cash distributions made within the preceding 12 months in respect of which we made no adjustment plus (B) any cash and the fair market value of other consideration payable in any tender offers by us or any of our subsidiaries for common stock concluded within the preceding 12 months in respect for which we made no adjustment, exceeds 10% of our market capitalization, being the product of the then current market price of the common stock multiplied by the number of shares of our common stock then outstanding;


            (6) the purchase of common stock pursuant to a tender offer made by us or any of our subsidiaries involves an aggregate consideration that, together with (A) any cash and the fair market value of any other consideration payable in any other tender offer by us or any of our subsidiaries for common stock expiring within the 12 months preceding such tender offer plus
                  (B) the aggregate amount of any such all-cash distributions referred to in (5) above to all holders of common stock within the 12 months preceding the expiration of the tender offer for which we have made no adjustment, exceeds 10% of our market capitalization on the expiration of such tender offer; or



            (7) payment on tender offers or exchange offers by a third party other than Alkermes, Inc. or our subsidiaries if, as of the closing date of the offer, our board of directors does not recommend rejection of the offer. We will only make this adjustment if a tender offer increases the person's ownership to more than 25% of our outstanding common stock and the payment per share is greater than the current market price of the common stock. We will not make this adjustment if the tender offer is a merger or transaction described below under "Consolidation, Merger or Transfer of Assets."


      The conversion adjustment provisions apply to the conversion price for both voluntary conversions and automatic conversions.

      If we implement a stockholders' rights plan, we will be required under the new notes indenture to provide that the holders of new notes will receive the rights upon conversion of the new notes, whether or not these rights were separated from the common stock prior to conversion.

      If we reclassify our common stock, consolidate, merge or combine with another person or sell or convey our property and assets as an entirety or substantially as an entirety, each existing note then outstanding will, without the consent of the holder of any existing note, become convertible only into the kind and amount of securities, cash and other property receivable upon such reclassification, consolidation, merger, combination, sale or conveyance by a holder of the number of shares of common stock into which the existing note was convertible immediately prior to the reclassification, consolidation, merger, combination, sale or conveyance. This calculation will be made based on the assumption that the holder of common stock failed to exercise any rights of election that the holder may have to select a particular type of consideration. The adjustment will not be made for a consolidation, merger or combination that does not result in any reclassification, conversion, exchange or cancellation of our common stock.

      We are permitted to reduce the conversion price of the new notes for limited periods of time, if our board of directors deems it advisable. Any such reduction shall be effective for not less than 20 days. We are required to give at least 15 days' prior notice of any such reduction. We may also reduce the conversion price to avoid or diminish income tax to holders of our common stock in connection with a dividend or distribution of stock or similar event.

      No adjustment in the conversion price of the new notes will be required unless it would result in a change in the conversion price of at least one percent. Any adjustment not made will be taken into account in subsequent adjustments.

AUTOMATIC CONVERSION

      We may elect to automatically convert the new notes if our stock price hits specific targets.


      We may elect to automatically convert some or all of the new notes at any time on or prior to maturity if the closing price of our common stock has exceeded 150% of the conversion price for at least 20 trading days during any consecutive 30-day trading period ending within five trading days prior to the notice of automatic conversion. We refer to this as an "automatic conversion." The notice of automatic conversion must be given not more than 30 and not less than 20 days prior to the date of automatic conversion.


      If an automatic conversion occurs on or prior to the second anniversary date of the issuance of the new notes we will pay additional interest in cash or, at our option, in shares of our common stock to holders of new notes being converted. If we elect to pay the additional interest in shares of our common stock, the shares of common stock will be valued at 90% of the average of the closing price of our common stock for each of the five trading days immediately preceding the second trading day preceding the conversion date. This additional interest shall be equal to two years' worth of interest less any interest actually paid or provided for prior to the date of automatic conversion. We will specify in the automatic conversion notice whether we will pay the additional interest in cash or common stock. We will not issue fractional shares for any additional interest upon conversion but will instead make a cash adjustment for any fractional share interest.

      You will not be required to pay any stamp, transfer, documentary or similar taxes or duties upon conversion but will be required to pay any stamp or transfer tax or duty if the common stock issued upon conversion of the new notes is in a name other than your name. Certificates representing shares of common stock will not be issued or delivered unless all stamp or transfer taxes and duties, if any, payable by the holder have been paid.

OPTIONAL REDEMPTION


      At any time on or after January 1, 2005, we may redeem some or all of the new notes, at our option, upon not less than 20 nor more than 60 days' prior notice by mail, at the redemption prices specified below. The redemption price, expressed as a percentage of the principal amount, is as follows for the 12-month periods beginning January 1, 2005:



   PERIOD                                                                            REDEMPTION PRICE
   ------                                                                            ----------------
   January 1, 2005 to December 30, 2005.........................................         104.657%
   December 31, 2005 to December 30, 2006.......................................         103.726%
   December 31, 2006 to December 30, 2007.......................................         102.794%
   December 31, 2007 to December 30, 2008.......................................         101.863%
   December 31, 2008 to December 30, 2009.......................................         100.931%
   December 31, 2009 (maturity).................................................         100.000%


In each case we will also pay accrued and unpaid interest to, but excluding, the redemption date. If the redemption date is an interest payment date, we will pay interest to the record holders as of the relevant record date.


      No sinking fund will be provided for the new notes, which means that the new notes indenture will not require us to redeem or retire the new notes periodically. We may not redeem the new notes if there is a default under the new notes indenture. See "Events of Default and Remedies" below.


REPURCHASE AT OPTION OF HOLDERS UPON A REPURCHASE EVENT


      If a repurchase event occurs after issuance of the new notes, you will have the right, at your option, to require us to repurchase all or any portion of your new notes 40 days after we mail holders a notice of the repurchase event. The repurchase price we are required to pay will be equal to 105% of the principal amount of the new notes submitted for repurchase, plus accrued and unpaid interest to, but excluding, the repurchase date. If a repurchase date is an interest payment date, we will pay the interest that is due and payable on such date to the record holder on the applicable record date.



      We may pay the repurchase price, at our option, in cash or common stock. If we elect to pay the repurchase price in common stock, the number of shares we deliver will be valued at 95% of the average of the closing price for each of the five trading days immediately preceding the second trading day prior to the repurchase date. We may only pay the repurchase price in common stock if we satisfy conditions provided in the new notes indenture.








      A repurchase event will be considered to have occurred if:

                  - our common stock or other common stock into which the new notes are convertible is neither listed for trading on a United States national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States; or

                  -     one of the following "change in control" events occurs:

                        1. any person or group becomes the beneficial owner of more than 50% of the voting power of our outstanding securities entitled to generally vote for directors;

                        2. our shareholders approve any plan or proposal for our liquidation, dissolution or winding up;

                        3. we consolidate with or merge into, or participate in a share exchange with any other corporation, partnership, limited liability company or other entity or any other corporation, partnership, limited liability company or other entity merges into us, and, in the case of any such merger, consolidation or share exchange, our outstanding common stock is changed or exchanged into other assets or securities as a result;

                        4. we convey, transfer or lease all or substantially all of our assets to any person; or

                        5. the continuing directors do not constitute a majority of our board of directors at any time.

            However, a change in control will not be deemed to have occurred if:

                  - the last sale price of our common stock for any five trading days during the ten trading days immediately before the change in control is equal to at least 105% of the conversion price;

                  - in the event of a transaction specified in (1) or (3) above, if our shareholders immediately before such transaction constituting the change in control own, directly or indirectly, immediately following such transaction, at least 51% of the combined voting power of our outstanding voting securities resulting from such change in control in substantially the same proportion as their ownership of the voting stock immediately before such transaction; or



                  - of a transaction specified in (3) or (4) above, all of the consideration, excluding cash payments for fractional shares in the transaction constituting the change in control, consists of common stock traded on a United States national securities exchange or quoted on the NASDAQ National Market, and as a result of the transaction the new notes become convertible solely into that common stock.


            The term "continuing director" means at any date a member of our board of directors:

                  - who was a member of our board of directors on November 5, 2002; or

                  - who was nominated or elected by at least a majority of the directors who were continuing directors at the time of the nomination or election or whose election to our board of directors was recommended by at least a majority of the directors who were continuing directors at the time of the nomination or election or by the nominating committee comprised of our independent directors.

      Under the above definition of continuing director, if the current board of directors approved a new director or directors and then resigned, no change in control would occur. The interpretation of the phrase "all or substantially all" used in the definition of change in control would likely depend on the facts and circumstances existing at such time. As a result, there may be uncertainty as to whether or not a sale or transfer of "all or substantially all" of our assets has occurred.

      We will be required to mail holders of new notes a notice within 15 days after the occurrence of a repurchase event. The notice must describe, among other things, the repurchase event, the holder's right to elect repurchase of the new notes and the repurchase date. We must deliver a copy of the notice to the trustee and cause a copy, or a summary of the notice, to be published in a newspaper of general circulation in New York, New York. You may exercise your repurchase rights by delivering written notice to us and the new notes trustee. The notice must be accompanied by the new notes duly endorsed for transfer to us. You must deliver the exercise notice on or before the close of business on the thirty-fifth calendar day after the mailing date of the repurchase notice.

      You may require us to repurchase all or any portion of your new notes upon a repurchase event. We may not have sufficient cash funds to repurchase the new notes upon a repurchase event. We may elect, subject to certain conditions, to pay the repurchase price in common stock. Certain of our existing debt agreements, as well as future debt agreements, may prohibit us from paying the repurchase price in either cash or common stock. If we are prohibited from repurchasing the new notes, we could seek consent from our lenders to repurchase the new notes. If we are unable to obtain their consent, we could attempt to refinance the new notes. If we were unable to obtain a consent or refinance, we would be prohibited from repurchasing the new notes. If we were unable to repurchase the new notes upon a repurchase event, it would result in an event of default under the new notes indenture. An event of default under the new notes indenture could result in a further event of default under our other then-existing debt. In addition, the occurrence of the repurchase event may be an event of default under our other debt. As a result, we would be prohibited from paying amounts due on the new notes under the subordination provisions of the new notes indenture.

      The change in control feature may not necessarily afford you with protection in the event of a highly leveraged transaction, a change in control or similar transactions involving us. We could, in the future, enter into transactions, including recapitalizations, that would not constitute a change in control but that would increase the amount of our senior indebtedness or other debt. We are not prohibited from incurring senior indebtedness or debt under the new notes indenture. If we incur significant amounts of additional debt, this could have an adverse effect on our ability to make payments on the new notes.

      In addition, our management could undertake leveraged transactions that could constitute a change in control. The Board of Directors will not have the right under the new notes indenture to limit or waive the repurchase right in the event of these types of leveraged transaction. Our requirement to repurchase new notes upon a repurchase event could delay, defer or prevent a change of control. As a result, the repurchase right may discourage:

                  -     a merger, consolidation or tender offer;

                  - the assumption of control by a holder of a large block of our shares; and

                  -     the removal of incumbent management.

      The repurchase feature is not the result of any specific effort to accumulate shares of common stock or to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by us to adopt a series of anti-takeover provisions. We have no present intention to engage in a transaction involving a change of control, although it is possible that we would decide to do so in the future.


      The Exchange Act and the SEC rules thereunder require the distribution of specific types of information to security holders in the event of issuer tender offers. These rules may apply in the event of a repurchase. We will comply with these rules to the extent applicable.

SUBORDINATION

      The new notes will be unsecured and subordinated to the prior payment in full of all existing and future senior indebtedness as provided in the new notes indenture. However, the new notes will be senior in right of payment to the existing notes. Upon any distribution of our assets upon our dissolution, winding up, liquidation or reorganization, payments on the new notes will be subordinated to the prior payment in full of all senior indebtedness. If the new notes are accelerated following an event of default under the new notes indenture, the holders of any senior indebtedness will be entitled to payment in full before the holders of the new notes are entitled to receive any payment on the new notes.

      We may not make any payments on the new notes if:

            - we default in the payment on senior indebtedness beyond any grace period; or

            - any other default occurs and is continuing under any designated senior indebtedness that permits holders of the designated senior indebtedness to accelerate its maturity, and we and the trustee receive a notice, known as a payment blockage notice, from a person permitted to give this notice under the new notes indenture.

      We may resume making payments on the new notes:

            - in the case of a payment default, when the default is cured or waived or ceases to exist; and

            - in the case of a nonpayment default, the earlier of when the default is cured or waived or ceases to exist or 179 days after receipt of the payment blockage notice.

      No new period of payment blockage may be commenced unless:

            - 365 days have elapsed since our receipt of the prior payment blockage notice; and

            - all scheduled payments on the new notes have been paid in full, or the new notes trustee or the holders of new notes shall not have begun proceedings to enforce the right of the holders to receive payments.

      No default that existed on any senior indebtedness on the date of delivery of any payment blockage notice may be the basis for a subsequent payment blockage notice.

      The term "senior indebtedness" means the principal, premium, if any, and interest on, including bankruptcy interest, and any other payment on the following current or future incurred:

            - indebtedness for money borrowed or evidenced by new notes, debentures, bonds or other securities;

            - reimbursement obligations under letters of credit, bank guarantees or bankers' acceptances;

            - indebtedness under interest rate and currency swap agreements, cap, floor and collar agreements, currency spot and forward contracts and other similar agreements and arrangements;

            - indebtedness consisting of commitment or standby fees under our credit facilities or letters of credit;

            - obligations under leases required or permitted to be capitalized under generally accepted accounting principles;

            - obligations of the type listed above that have been assumed or guaranteed by us or in effect guaranteed, directly or indirectly, by us through an agreement to purchase; and

            - any amendment, modification, renewal, extension, refunding or deferral of any indebtedness or obligation of type listed in the bullet points above.

      Senior indebtedness will not include:

            - any indebtedness or amendment or modification that expressly provides that it is subordinate to or is not senior to or is on the same basis as the new notes;

            -     any indebtedness to any subsidiary;

            - indebtedness for trade payables or the deferred purchase price of assets or services incurred in the ordinary course of business; or

            -     the new notes.

      If the trustee or any holder of the new notes receives any payment or distribution of our assets of any kind on the new notes in contravention of any of the terms of the new notes indenture, then such payment or distribution will be held by the recipient in trust for the benefit of the holders of senior indebtedness, and will be immediately paid or delivered to the holders of senior indebtedness or their representative or representatives.


      In the event of our insolvency, liquidation, reorganization or payment default on senior indebtedness, we will not be able to make payments on the new notes until we have paid in full all of our senior indebtedness. We may, therefore, not have sufficient assets to pay the amounts due on the new notes. Neither we nor our subsidiaries are prohibited from incurring debt under the new notes indenture. If we incur additional debt, our ability to pay amounts due on the new notes could be adversely affected. At September 30, 2002, we had approximately $9.75 million of senior indebtedness. We may also incur additional debt in the future. The subordination provisions will not prevent the occurrence of any default or event of default or limit the rights of any holder of new notes to pursue any other rights or remedies with respect to the new notes.


      As a result of the subordination provisions, in the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceedings, holders of the new notes may receive less than other creditors on a ratable basis.

EVENTS OF DEFAULT AND REMEDIES

      The following events constitute "events of default" under the new notes indenture:

            - we fail to pay the principal or premium, if any, on any of the new notes when due, whether or not prohibited by the subordination provisions of the new notes indenture;

            - we fail to pay interest or additional interest on the new notes when due if such failure continues for 30 days, whether or not prohibited by the subordination provisions of the new notes indenture;

            - we fail to perform any covenant in the new notes indenture if such failure continues for 45 days after notice is given in accordance with the new notes indenture;

            -     we fail to repurchase any new notes after a repurchase event;

            -     we fail to provide timely notice of a repurchase event;

            - we fail or any of our significant subsidiaries fail to make any payment at maturity on any indebtedness, including any applicable grace periods, in an amount in excess of $7,500,000, and such amount has not been paid or discharged within 30 days after notice is given in accordance with the new notes indenture;

            - a default by us or any significant subsidiary on any indebtedness that results in the acceleration of indebtedness in an amount in excess of $7,500,000, without this indebtedness being discharged or the acceleration being rescinded or annulled for 30 days after notice is given in accordance with the new notes indenture; or

            - certain events involving bankruptcy, insolvency or reorganization of us or any significant subsidiary.

      The new notes trustee is generally required under the new notes indenture, within 90 days after its becoming aware of a default, to provide holders written notice of all incurred default. However, the new notes trustee may, except in the case of a payment default on the new notes, withhold this notice of default if it determines that withholding the notice is in the best interest of the holders.

      If an event of default has occurred and is continuing, the new notes trustee or the holders of not less than 25% in principal amount of outstanding new notes, may declare the principal and premium, if any, on the new notes to be immediately due and payable. After acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding new notes may, under circumstances set forth in the new notes indenture, rescind the acceleration of the principal of and premium, if any, on the new notes, other than the payment of principal of the new notes that has become due other than because of the acceleration. If an event of default arising from events of bankruptcy, insolvency or reorganization occurs and is continuing with respect to us, all unpaid principal of and accrued interest on the outstanding new notes would become due and payable immediately without any declaration or other act on the part of the new notes trustee or holders of new notes.

      Holders of a majority in principal amount of outstanding new notes may direct the time, method and place of conducting any proceeding for any remedy available to the new notes trustee or exercising any trust or power conferred on the new notes trustee, subject to specified limitations. Before exercising any right or power under the new notes indenture at the direction of the holders, the new notes trustee will be entitled to receive from such holders reasonable security or indemnity against any costs, expenses and liabilities that it might incur as a result.

      Before the holder of a new note may take any action to institute any proceeding relating to the new notes indenture, or to appoint a receiver or a trustee, or for any other remedy, each of the following must occur:

            - the holder must have given the new notes trustee written notice of a continuing event of default;

            - the holders of at least 25% of the aggregate principal amount of all outstanding new notes must make a written request of the new notes trustee to take action because of the default;

            - holders must have offered reasonable indemnification to the new notes trustee against the cost, expenses and liabilities of taking action; and

            - the new notes trustee must not have taken action for 60 days after receipt of such notice and offer of indemnification.

      These limitations do not apply to a suit for the enforcement of payment of the principal of or any premium or interest on a new note or the right to convert the new note in accordance with the new notes indenture.

      Generally, the holders of not less than a majority of the aggregate principal amount of outstanding new notes may waive any default or event of default, except if:

            - we fail to pay the principal of, premium or interest on any new note when due;

            -     we fail to convert any new note into common stock; or

            - we fail to comply with any of the provisions of the new notes indenture that would require the consent of the holder of each outstanding new note affected.

      We will send the new notes trustee annually a statement as to whether we are in default and the nature of any default under the new notes indenture.

CONSOLIDATION, MERGER OR TRANSFER OF ASSETS

      We may not consolidate or merge into another person or sell, lease, convey or transfer all or substantially all of our assets to another person, whether in a single or series of related transactions, unless:

            - either (A) we are the surviving entity, or (B) the resulting entity is a U.S. corporation, limited liability company, partnership or trust and expressly assumes in writing all of our obligations under the new notes and the new notes indenture;

            -     no default or event of default exists or would occur; and

            - other conditions specified in the new notes indenture are satisfied.

MODIFICATION AND WAIVER

      The consent of the holders of a majority in principal amount of the outstanding new notes affected is required to make a modification or amendment to the new notes indenture. However, a modification or amendment requires the consent of the holder of each outstanding new note affected if it would:

            -     extend the fixed maturity of any new note;

            - reduce the interest rate or extend the time of payment of interest on any new note;

            -     reduce the principal amount or any premium of any new note;

            - reduce any amount payable upon redemption or repurchase of any new note;

            - adversely change our obligation to repurchase any new note upon a repurchase event;

            - adversely change the holder's right to institute suit for the payment of any new note;

            -     change the currency in which any new note is payable;

            -     adversely modify the right to convert the new notes;

            - adversely modify the subordination provisions of the new notes; or


            - reduce the percentage required to consent to modifications and amendments.


      Holders of a majority in principal amount of the new notes may approve the release of the two-year prohibition on our ability to engage in any private repurchases, debt-for-equity swaps or similar transactions with respect to any existing notes that remain outstanding after the exchange offer is completed.


      Under the new notes indenture, we may make certain modifications and amendments to the new notes indenture without obtaining the prior consent of the holders of the new notes.


SATISFACTION AND DISCHARGE

      We may discharge our obligations under the new notes indenture while new notes remain outstanding if:

            - all new notes will become due in one year or are scheduled for redemption in one year; and

            - we deposit sufficient funds to pay all outstanding new notes on their scheduled maturity or redemption date.

PROHIBITION ON PRIVATE TRANSACTIONS BY US INVOLVING EXISTING NOTES

      For a period of two years following the issuance of the new notes, and as long as the new notes remain outstanding during such two-year period, we will be prohibited from engaging in any private repurchases, debt-for-equity swaps, or similar transactions with respect to the existing notes.

GOVERNING LAW

      The new notes and the new notes indenture are governed by the laws of the State of New York, without regard to conflicts of laws principles.

CONCERNING THE NEW NOTES TRUSTEE

      We have appointed the new notes trustee as the initial paying agent, conversion agent, registrar and custodian for the new notes. The new notes trustee also is the trustee, initial paying agent, conversion agent, registrar and custodian for our existing notes. We may maintain deposit accounts and conduct other banking transactions with the new notes trustee or its affiliates in the ordinary course of business. In addition, the new notes trustee and its affiliates may in the future provide banking and other services to us in the ordinary course of their business.

      If the new notes trustee becomes one of our creditors, the new notes indenture and the Trust Indenture Act of 1939 may limit the right of the new notes trustee to obtain payment on or realize on security for its claims. If the new notes trustee develops any conflicting interest with the holders of new notes or us, it must eliminate the conflict or resign.

                          DESCRIPTION OF EXISTING NOTES

      We issued the existing notes under an indenture dated as of February 18, 2000, between us and State Street Bank and Trust Company, as existing notes trustee. The following summarizes the material provisions of the existing notes and the existing notes indenture. This summary is subject to and is qualified by reference to all the provisions of the existing notes indenture. As used in this description, the words "we," "us" or "our" do not include any current or future subsidiary of Alkermes, Inc.

GENERAL


      The existing notes are unsecured general obligations of Alkermes, Inc. that are subordinate in right of payment as described under "Subordination" below. The existing notes are convertible into common stock as described under "Conversion by Holders" below. The aggregate principal amount of the existing notes is limited to $200,000,000. The existing notes are issued in fully registered form and denominated in integral multiples of $1,000. The existing notes will mature on February 15, 2007 unless earlier converted, redeemed or repurchased.


      The existing notes bear interest at the rate of 3.75% per year. Interest is paid on February 15 and August 15 of each year, subject to limited exceptions if the existing notes are converted, redeemed or repurchased prior to the applicable interest payment date. The record dates for payment of interest are February 1 and August 1 of each year. Interest is computed on the basis of a 360-day year consisting of twelve 30-day months.

      We maintain an office in the Borough of Manhattan in New York, New York where the existing notes may be presented for registration, transfer, exchange or conversion. Initially, this will be an office or agency of the existing notes trustee. We may, at our option, pay interest on the existing notes by check mailed to the registered holders of existing notes. However, holders of more than $2,000,000 in principal amount of existing notes may elect in writing to be paid by wire transfer; provided that any payment to The Depository Trust Company ("DTC") or its nominee will be made by wire transfer of immediately available funds to the account of DTC or its nominee.

      We are not restricted from paying dividends or repurchasing securities or incurring indebtedness under the existing notes indenture. The existing notes indenture has no financial covenants. Holders of the existing notes are not protected in the event of a highly leveraged transaction or a change in control of Alkermes except as described under "Repurchase at Option of Holders upon a Repurchase Event" below.

      Holders of the existing notes are not required to pay a service charge for registration or transfer of existing notes. We may, however, require holders of existing notes to pay any tax or other governmental charge in connection with the transfer. We are not required to exchange or register the transfer of:

      - any existing note for a period of 15 days before selection for redemption;

      -     any existing note or portion selected for redemption;

      -     any existing note or portion surrendered for conversion; or

      - any existing note or portion surrendered for repurchase but not withdrawn in connection with a repurchase event.

BOOK-ENTRY SYSTEM

      Global Security

      The existing notes were issued in the form of a global security held in book-entry form. Except as noted below under "Certificated Notes," DTC, or its nominee, is the sole registered holder of the existing notes for all purposes under the existing notes indenture. Owners of beneficial interests in the existing notes represented by the global security hold these interests pursuant to the procedures and practices of DTC. Owners of beneficial interest must exercise any rights in respect of their interests, including any right to convert or require repurchase of their interests, in accordance with DTC's procedures and practices. Beneficial owners are not holders, and are not entitled to any rights under the global security or the existing notes indenture with respect to the global security. We and the trustee may treat DTC as the sole holder and owner of the global security.

      Certificated Notes

      Qualified institutional buyers may request that certificated existing notes be issued in exchange for existing notes represented by the global security. In addition, certificated existing notes may be issued in exchange for existing notes represented by the global security if DTC no longer serves as the depositary and no successor depositary is appointed by us.

CONVERSION BY HOLDERS

      Holders of existing notes may, at their option, convert their existing notes, in whole or in part, at any time prior to maturity into our common stock at a conversion price of $67.75 per share. Holders may convert existing notes in denominations of $1,000 and multiples of $1,000. The conversion price is subject to adjustment as described below. If the existing notes are called for redemption, the conversion rights on the existing notes called for redemption will expire at the close of business of the last business day before the redemption date, unless we default in payment of the redemption price. If a holder has submitted its existing notes for repurchase after a repurchase event, such holder may only convert its existing notes if it delivers a withdrawal notice before the close of business on the last business day before the repurchase date.

      Except as described below, we will not make any adjustment for accrued interest or dividends on common stock upon conversion of the existing notes. If a holder converts its existing notes after a record date and prior to the next interest payment, the holder will have to pay us interest, unless the existing notes have been called for redemption under the existing notes indenture. We will pay a cash adjustment for any fractional shares based on the market price of our common stock on the last business day before the conversion date.

      Holders can convert existing notes by delivering the existing notes to an office or agency of the existing notes trustee in the Borough of Manhattan, The City of New York, along with a duly signed and completed notice of conversion, a form of which may be obtained from the existing notes trustee. In the case of a global security, DTC will effect the conversion upon notice from the holder of a beneficial interest in the global security in accordance with DTC's rules and procedures. The conversion date will be the date on which the existing notes and the duly signed and completed notice of conversion are delivered. As promptly as practicable on or after the conversion date, but no later than three business days after the conversion date, we will issue and deliver to the conversion agent certificates for the number of full shares of common stock issuable upon conversion, together with any cash payment for fractional shares. In the event we fail to convert any tendered existing notes into common stock in accordance with the terms of the indenture, the holder may bring an action to enforce its right to convert.

      If a holder delivers an existing note for conversion, the holder will not be required to pay any taxes or duties for the issue or delivery of common stock on conversion. However, we will not pay any transfer tax or duty payable as a result of the issuance or delivery of the common stock in a name other than that of the holder of the existing note. We will not issue or deliver common stock certificates unless we have been paid the amount of any transfer tax or duty or we have been provided satisfactory evidence that the transfer tax or duty has been paid.

      The conversion price of $67.75 per share will be adjusted if:

      (1) we dividend or distribute shares of our common stock to our common stock holders;

      (2)   we split, subdivide or combine our common stock;

      (3) we issue rights or warrants to all holders of our common stock to purchase common stock at less than the current market price;

      (4) we dividend or distribute to all holders of our common stock capital stock or evidences of indebtedness or assets, but excluding:

            -     dividends, distributions and rights or warrants referred to in
                  (3) above or to be exercised in connection with certain trigger events;

            - dividends and distributions paid exclusively in cash or paid in connection with our liquidation, dissolution or winding up; or

            - capital stock, evidence of indebtedness, cash or assets distributed in a merger or consolidation.

      (5) we make a dividend or distribution consisting exclusively of cash to all holders of common stock if the aggregate amount of these distributions combined together with (A) all other all-cash distributions made within the preceding 12 months in respect of which we made no adjustment plus (B) any cash and the fair market value of other consideration payable in any tender offers by us or any of our subsidiaries for common stock concluded within the preceding 12 months in respect for which we made no adjustment, exceeds 10% of our market capitalization, being the product of the then current market price of the common stock multiplied by the number of shares of our common stock then outstanding;

      (6) the purchase of common stock pursuant to a tender offer made by us or any of our subsidiaries involves an aggregate consideration that, together with (A) any cash and the fair market value of any other consideration payable in any other tender offer by us or any of our subsidiaries for common stock expiring within the 12 months preceding such tender offer plus (B) the aggregate amount of any such all-cash distributions referred to in (5) above to all holders of common stock within the 12 months preceding the expiration of the tender offer for which we have made no adjustment, exceeds 10% of our market capitalization on the expiration of such tender offer; or


      (7) payment on tender offers or exchange offers by a third party other than Alkermes, Inc. or our subsidiaries if, as of the closing date of the offer, our board of directors does not recommend rejection of the offer. We will only make this adjustment if a tender offer increases the person's ownership to more than 25% of our outstanding common stock and the payment per share is greater than the current market price of the common stock. We will not make this adjustment if the tender offer is a merger or transaction described below under "Consolidation, Merger or Transfer of Assets."

      If we implement a stockholders' rights plan, we will be required under the existing notes indenture to provide that the holders of existing notes will receive the rights upon conversion of the existing notes, whether or not these rights were separated from the common stock prior to conversion.

      If we reclassify our common stock, consolidate, merge or combine with another person or sell or convey our property and assets as an entirety or substantially as an entirety, each existing note then outstanding will, without the consent of the holder of any existing note, become convertible only into the kind and amount of securities, cash and other property receivable upon such reclassification, consolidation, merger, combination, sale or conveyance by a holder of the number of shares of common stock into which the existing note was convertible immediately prior to the reclassification, consolidation, merger, combination, sale or conveyance. This calculation will be made based on the assumption that the holder of common stock failed to exercise any rights of election that the holder may have to select a particular type of consideration. The adjustment will not be made for a consolidation, merger or combination that does not result in any reclassification, conversion, exchange or cancellation of our common stock.

      We are permitted to reduce the conversion price of the existing notes for limited periods of time, if our board of directors deems it advisable. Any such reduction shall be effective for not less than 20 days. We are required to give at least 15 days' prior notice of any such reduction. We may also reduce the conversion price to avoid or diminish income tax to holders of our common stock in connection with a dividend or distribution of stock or similar event.

      No adjustment in the conversion price of the existing notes will be required unless it would result in a change in the conversion price of at least one percent. Any adjustment not made will be taken into account in subsequent adjustments.

PROVISIONAL REDEMPTION

      We may redeem some or all of the existing notes at any time prior to February 19, 2003, at a redemption price equal to $1,000 per existing note plus accrued and unpaid interest to the redemption date if the closing price of our common stock has exceeded 200% of the conversion price for at least 20 trading days in the consecutive 30-trading day period ending on the trading day immediately prior to the mailing of the notice of redemption.

OPTIONAL REDEMPTION

      At any time on or after February 19, 2003, we may redeem some or all of the existing notes, at our option, at the redemption prices specified below. The redemption price, expressed as a percentage of the principal amount, is as follows for the 12-month periods beginning on February 15 of the year indicated (February 19, 2003 through February 14, 2004, in the case of the first such period):





                      Year                               Redemption Price
                      ----                               ----------------
                      2003                                    102.14%
                      2004                                    101.61
                      2005                                    101.07
                      2006                                    100.54

and 100% of the principal amount on February 15, 2007. In each case we will also pay accrued and unpaid interest to, but excluding, the redemption date. If the redemption date is an interest payment date, we will pay interest to the record holders as of the relevant record date. We are required to give notice of redemption not more than 60 and not less than 30 days before the redemption date under the existing notes indenture.


      No sinking fund is provided for the existing notes, which means that the existing notes indenture does not require us to redeem or retire the existing notes periodically. We may not redeem the existing notes if there is a default under the existing notes indenture. See "Events of Default and Remedies" below.


REPURCHASE AT OPTION OF HOLDERS UPON A REPURCHASE EVENT


      If a repurchase event occurs, a holder of an existing note will have the right, at its option, to require us to repurchase all or any portion of its existing notes 40 days after we mail holders a notice of the repurchase event. The repurchase price we are required to pay will be equal to 105% of the principal amount of the existing notes submitted for repurchase, plus accrued and unpaid interest to, but excluding, the repurchase date. If a repurchase date is an interest payment date, we will pay the interest that is due and payable on such date to the record holder on the applicable record date.



      We may pay the repurchase price, at our option, in cash or common stock. If we elect to pay the repurchase price in common stock, the number of shares we deliver will be valued at 95% of the average of the closing price for each of the five trading days immediately preceding the second trading day prior to the repurchase date. We may only pay the repurchase price in common stock if we satisfy conditions provided in the existing notes indenture.


      A repurchase event will be considered to have occurred if:


            - our common stock or other common stock into which the existing notes are convertible is neither listed for trading on a United States national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States; or



            -     one of the following "change in control" events occurs:



                  1. any person or group becomes the beneficial owner of more than 50% of the voting power of our outstanding securities entitled to generally vote for directors;



                  2. our shareholders approve any plan or proposal for our liquidation, dissolution or winding up;



                  3. we consolidate with or merge into any other corporation or any other corporation merges into us and, as a result, our outstanding common stock is changed or exchanged for other assets or securities unless our shareholders immediately before the transaction own, directly or indirectly, immediately following the transaction at least 51% of the combined voting power of the corporation resulting from the transaction in substantially the same proportion as their ownership of our voting stock immediately before the transaction;



                  4. we convey, transfer or lease all or substantially all of our assets to any person; or

                  5. the continuing directors do not constitute a majority of our board of directors at any time.


                  However, a change in control will not be deemed to have occurred if:

                  - the last sale price of our common stock for any five trading days during the ten trading days immediately before the change in control is equal to at least 105% of the conversion price; or


                  - all of the consideration, excluding cash payments for fractional shares in the transaction constituting the change in control, consists of common stock traded on a United States national securities exchange or quoted on the NASDAQ National Market, and as a result of the transaction the existing notes become convertible solely into that common stock.


                  The term "continuing director" means at any date a member of our board of directors:

                  - who was a member of our board of directors on December 31, 1999; or

                  - who was nominated or elected by at least a majority of the directors who were continuing directors at the time of the nomination or election or whose election to our board of directors was recommended by at least a majority of the directors who were continuing directors at the time of the nomination or election or by the nominating committee comprised of our independent directors.

      Under the above definition of continuing director, if the current board of directors approved a new director or directors and then resigned, no change in control would occur. The interpretation of the phrase "all or substantially all" used in the definition of change in control would likely depend on the facts and circumstances existing at such time. As a result, there may be uncertainty as to whether or not a sale or transfer of "all or substantially all" of our assets has occurred.

      We will be required to mail holders of existing notes a notice within 15 days after the occurrence of a repurchase event. The notice must describe, among other things, the repurchase event, the holder's right to elect repurchase of the existing notes and the repurchase date. We must deliver a copy of the notice to the trustee and cause a copy, or a summary of the notice, to be published in a newspaper of general circulation in New York, New York. The holder may exercise its repurchase rights by delivering written notice to us and the existing notes trustee. The notice must be accompanied by the existing notes duly endorsed for transfer to us. The holder must deliver the exercise notice on or before the close of business on the thirty-fifth calendar day after the mailing date of the repurchase notice.

      The holders of the existing notes may require us to repurchase all or any portion of their existing notes upon a repurchase event. We may not have sufficient cash funds to repurchase the existing notes upon a repurchase event. We may elect, subject to certain conditions, to pay the repurchase price in common stock. Certain of our existing debt agreements, as well as future debt agreements, may prohibit us from paying the repurchase price in either cash or common stock. If we are prohibited from repurchasing the existing notes, we could seek consent from our lenders to repurchase the existing notes. If we are unable to obtain their consent, we could attempt to refinance the existing notes. If we were unable to obtain a consent or refinance, we would be prohibited from repurchasing the existing notes. If we were unable to repurchase the existing notes upon a repurchase event, it would result in an event of default under the existing notes indenture. An event of default under the existing notes indenture could result in a further event of default under our other then-existing debt. In addition, the occurrence of the repurchase event may be an event of default under our other debt. As a result, we would be prohibited from paying amounts due on the existing notes under the subordination provisions of the existing notes indenture.

      The change in control feature may not necessarily afford holders of the existing notes with protection in the event of a highly leveraged transaction, a change in control or similar transactions involving us. We could, in the future, enter into transactions, including recapitalizations, that would not constitute a change in control but that would increase the amount of our senior indebtedness or other debt. We are not prohibited from incurring senior indebtedness or debt under the existing notes indenture. If we incur significant amounts of additional debt, this could have an adverse effect on our ability to make payments on the existing notes.


      In addition, our management could undertake leveraged transactions that could constitute a change in control. The Board of Directors does not have the right under the existing notes indenture to limit or waive the repurchase right in the event of these types of leveraged transaction. Our requirement to repurchase existing notes upon a repurchase event could delay, defer or prevent a change of control. As a result, the repurchase right may discourage:


                  -     a merger, consolidation or tender offer;

                  - the assumption of control by a holder of a large block of our shares; and

                  -     the removal of incumbent management.

      The repurchase feature was a result of negotiations between us and the initial purchasers of the existing notes. The repurchase feature is not the result of any specific effort to accumulate shares of common stock or to obtain control of us by means of a merger, tender offer or solicitation, or part of a plan by us to adopt a series of anti-takeover provisions. We have no present intention to engage in a transaction involving a change of control, although it is possible that we would decide to do so in the future.


      The Exchange Act and the SEC rules thereunder require the distribution of specific types of information to security holders in the event of issuer tender offers. These rules may apply in the event of a repurchase. We will comply with these rules to the extent applicable.


SUBORDINATION

      The existing notes are unsecured and subordinated to the prior payment in full of all existing and future senior indebtedness as provided in the existing notes indenture. Upon any distribution of our assets upon our dissolution, winding up, liquidation or reorganization, payments on the existing notes will be subordinated to the prior payment in full of all senior indebtedness. If the existing notes are accelerated following an event of default under the existing notes indenture, the holders of any senior indebtedness will be entitled to payment in full before the holders of the existing notes are entitled to receive any payment on the existing notes.

      We may not make any payments on the existing notes if:

            - we default in the payment on senior indebtedness beyond any grace period; or

            - any other default occurs and is continuing under any designated senior indebtedness that permits holders of the designated senior indebtedness to accelerate its maturity,




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


                  and we and the trustee receive a notice, known as a payment blockage notice, from a person permitted to give this notice under the existing notes indenture.

      We may resume making payments on the existing notes:

            - in the case of a payment default, when the default is cured or waived or ceases to exist; and

            - in the case of a nonpayment default, the earlier of when the default is cured or waived or ceases to exist or 179 days after receipt of the payment blockage notice.

      No new period of payment blockage may be commenced unless:

            - 365 days have elapsed since our receipt of the prior payment blockage notice; and

            - all scheduled payments on the existing notes have been paid in full, or the existing notes trustee or the holders of existing notes shall not have begun proceedings to enforce the right of the holders to receive payments.

      No default that existed on any senior indebtedness on the date of delivery of any payment blockage notice may be the basis for a subsequent payment blockage notice.

      The term "senior indebtedness" means the principal, premium, if any, and interest on, including bankruptcy interest, and any other payment on the following current or future incurred:

            - indebtedness for money borrowed or evidenced by existing notes, debentures, bonds or other securities;

            - reimbursement obligations under letters of credit, bank guarantees or bankers' acceptances;

            - indebtedness under interest rate and currency swap agreements, cap, floor and collar agreements, currency spot and forward contracts and other similar agreements and arrangements;

            - indebtedness consisting of commitment or standby fees under our credit facilities or letters of credit;

            - obligations under leases required or permitted to be capitalized under generally accepted accounting principles;

            - obligations of the type listed above that have been assumed or guaranteed by us or in effect guaranteed, directly or indirectly, by us through an agreement to purchase; and

            - any amendment, modification, renewal, extension, refunding or deferral of any indebtedness or obligation of type listed in the bullet points above.




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

      Senior indebtedness will not include:

            - any indebtedness or amendment or modification that expressly provides that it is subordinate to or is not senior to or is on the same basis as the existing notes;

            -     any indebtedness to any subsidiary;

            - indebtedness for trade payables or the deferred purchase price of assets or services incurred in the ordinary course of business; or

            -     the existing notes.

      If the trustee or any holder of the existing notes receives any payment or distribution of our assets of any kind on the existing notes in contravention of any of the terms of the existing notes indenture, then such payment or distribution will be held by the recipient in trust for the benefit of the holders of senior indebtedness, and will be immediately paid or delivered to the holders of senior indebtedness or their representative or representatives.


      In the event of our insolvency, liquidation, reorganization or payment default on senior indebtedness, we will not be able to make payments on the existing notes until we have paid in full all of our senior indebtedness. We may, therefore, not have sufficient assets to pay the amounts due on the existing notes. Neither we nor our subsidiaries are prohibited from incurring debt under the existing notes indenture. If we incur additional debt, our ability to pay amounts due on the existing notes could be adversely affected. At September 30, 2002, we had approximately $9.75 million of senior indebtedness. We may also incur additional debt in the future. The subordination provisions will not prevent the occurrence of any default or event of default or limit the rights of any holder of existing notes to pursue any other rights or remedies with respect to the existing notes.


      As a result of the subordination provisions, in the event of the liquidation, bankruptcy, reorganization, insolvency, receivership or similar proceedings, holders of the existing notes may receive less than other creditors on a ratable basis.

EVENTS OF DEFAULT AND REMEDIES

      The following events constitute "events of default" under the existing notes indenture:

            - we fail to pay the principal or premium, if any, on any of the existing notes when due, whether or not prohibited by the subordination provisions of the existing notes indenture;

            - we fail to pay interest or liquidated damages on the existing notes when due if such failure continues for 30 days, whether or not prohibited by the subordination provisions of the existing notes indenture;

            - we fail to perform any covenant in the existing notes indenture if such failure continues for 45 days after notice is given in accordance with the existing notes indenture;

            - we fail to repurchase any existing notes after a repurchase event;

            -     we fail to provide timely notice of a repurchase event;



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

            - we fail or any of our significant subsidiaries fail to make any payment at maturity on any indebtedness, including any applicable grace periods, in an amount in excess of $7,500,000, and such amount has not been paid or discharged within 30 days after notice is given in accordance with the existing notes indenture;

            - a default by us or any significant subsidiary on any indebtedness that results in the acceleration of indebtedness in an amount in excess of $7,500,000, without this indebtedness being discharged or the acceleration being rescinded or annulled for 30 days after notice is given in accordance with the existing notes indenture; or

            - certain events involving bankruptcy, insolvency or reorganization of us or any significant subsidiary.

      The existing notes trustee is generally required under the existing notes indenture, within 90 days after its becoming aware of a default, to provide holders written notice of all incurred default. However, the existing notes trustee may, except in the case of a payment default on the existing notes, withhold this notice of default if it determines that withholding the notice is in the best interest of the holders.

      If an event of default has occurred and is continuing, the existing notes trustee or the holders of not less than 25% in principal amount of outstanding existing notes, may declare the principal and premium, if any, on the existing notes to be immediately due and payable. After acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of outstanding existing notes may, under circumstances set forth in the existing notes indenture, rescind the acceleration of the principal of and premium, if any, on the existing notes, other than the payment of principal of the existing notes that has become due other than because of the acceleration. If an event of default arising from events of bankruptcy, insolvency or reorganization occurs and is continuing with respect to us, all unpaid principal of and accrued interest on the outstanding existing notes would become due and payable immediately without any declaration or other act on the part of the existing notes trustee or holders of existing notes.

      Holders of a majority in principal amount of outstanding existing notes may direct the time, method and place of conducting any proceeding for any remedy available to the existing notes trustee or exercising any trust or power conferred on the existing notes trustee, subject to specified limitations. Before exercising any right or power under the existing notes indenture at the direction of the holders, the existing notes trustee will be entitled to receive from such holders reasonable security or indemnity against any costs, expenses and liabilities that it might incur as a result.

      Before the holder of an existing note may take any action to institute any proceeding relating to the existing notes indenture, or to appoint a receiver or a trustee, or for any other remedy, each of the following must occur:

            - the holder must have given the existing notes trustee written notice of a continuing event of default;

            - the holders of at least 25% of the aggregate principal amount of all outstanding existing notes must make a written request of the existing notes trustee to take action because of the default;

            - holders must have offered reasonable indemnification to the existing notes trustee against the cost, expenses and liabilities of taking action; and

            - the existing notes trustee must not have taken action for 60 days after receipt of such notice and offer of indemnification.

      These limitations do not apply to a suit for the enforcement of payment of the principal of or any premium or interest on an existing note or the right to convert the existing note in accordance with the existing notes indenture.

      Generally, the holders of not less than a majority of the aggregate principal amount of outstanding existing notes may waive any default or event of default, except if:

            - we fail to pay the principal of, premium or interest on any existing note when due;

            -     we fail to convert any existing note into common stock; or

            - we fail to comply with any of the provisions of the existing notes indenture that would require the consent of the holder of each outstanding existing note affected.

      We will send the existing notes trustee annually a statement as to whether we are in default and the nature of any default under the existing notes indenture.

CONSOLIDATION, MERGER OR TRANSFER OF ASSETS

      We may not consolidate or merge into another person or sell, lease, convey or transfer all or substantially all of our assets to another person, whether in a single or series of related transactions, unless:

            - either (A) we are the surviving entity, or (B) the resulting entity is a U.S. corporation, limited liability company, partnership or trust and expressly assumes in writing all of our obligations under the existing notes and the existing notes indenture;

            -     no default or event of default exists or would occur; and

            - other conditions specified in the existing notes indenture are satisfied.

MODIFICATIONS OF THE EXISTING NOTES INDENTURE

      The consent of the holders of a majority in principal amount of the outstanding existing notes affected is required to make a modification or amendment to the existing notes indenture. However, a modification or amendment requires the consent of the holder of each outstanding existing note affected if it would:

            -     extend the fixed maturity of any existing note;

            - reduce the interest rate or extend the time of payment of interest on any existing note;

            - reduce the principal amount or any premium of any existing note;

            - reduce any amount payable upon redemption or repurchase of any existing note;



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

            - adversely change our obligation to repurchase any existing note upon a repurchase event;

            - adversely change the holder's right to institute suit for the payment of any existing note;

            -     change the currency in which any existing note is payable;

            -     adversely modify the right to convert the existing notes;

            - adversely modify the subordination provisions of the existing notes; or

            - change the percentage required to consent to modifications and amendments.


      Under the existing notes indenture, we may make certain modifications and amendments to the existing notes indenture without obtaining the prior consent of the holders of the existing notes.


SATISFACTION AND DISCHARGE

      We may discharge our obligations under the existing notes indenture while existing notes remain outstanding if:

            - all existing notes will become due in one year or are scheduled for redemption in one year; and

            - we deposit sufficient funds to pay all outstanding existing notes on their scheduled maturity or redemption date.

GOVERNING LAW

      The existing notes and the indenture are governed by the laws of the State of New York, without regard to conflicts of laws principles.

CONCERNING THE EXISTING NOTES TRUSTEE

      We have appointed the existing notes trustee as the initial paying agent, conversion agent, registrar and custodian for the existing notes. We may maintain deposit accounts and conduct other banking transactions with the existing notes trustee or its affiliates in the ordinary course of business. In addition, the existing notes trustee and its affiliates may in the future provide banking and other services to us in the ordinary course of their business.

      If the existing notes trustee becomes one of our creditors, the existing notes indenture and the Trust Indenture Act of 1939 may limit the right of the existing notes trustee to obtain payment on or realize on security for its claims. If the existing notes trustee develops any conflicting interest with the holders of existing notes or us, it must eliminate the conflict or resign.



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

   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
                                   OPERATIONS



INTRODUCTION



         Alkermes, Inc. (together with its subsidiaries, referred to as "we," "us," or "our"), a Pennsylvania corporation organized in 1987, is an emerging pharmaceutical company developing products based on applying its sophisticated drug delivery technologies to enhance therapeutic outcomes. Our areas of focus include: controlled, extended-release of injectable drugs using our ProLease(R) and Medisorb(R) delivery systems, and the development of inhaled pharmaceuticals based on our proprietary Advanced Inhalation Research, Inc. ("AIR(TM)") pulmonary delivery system. Our business strategy is twofold. We partner our proprietary technology systems and drug delivery expertise with many of the world's finest pharmaceutical companies and we also develop novel, proprietary drug candidates for our own account. We have a pipeline of products in various stages of development. In addition to our Cambridge, Massachusetts headquarters, research and manufacturing facilities, we operate research and manufacturing facilities in Ohio. Since our inception in 1987, we have devoted a significant portion of our resources to research and development programs and the purchase of property, plant and equipment. At September 30, 2002, we had an accumulated deficit of $457 million. We expect to incur substantial additional operating losses over the next few years.



         We have funded our operations primarily through public offerings and private placements of debt and equity securities, bank loans and payments under research and development agreements with collaborators. We historically have developed our product candidates in collaboration with others on whom we rely for funding, development, manufacturing and/or marketing. While we continue to develop product candidates in collaboration with others, we also develop proprietary product candidates for our own account that we fund on our own.



FORWARD-LOOKING STATEMENTS




         Any statements herein or otherwise made in writing or orally by us with regard to our expectations as to financial results and other aspects of our business may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements relate to our future plans, objectives, expectations and intentions and may be identified by words like "believe," "expect," "may," "will," "should," "seek," or "anticipate," and similar expressions.



         Although we believe that our expectations are based on reasonable assumptions within the bounds of our knowledge of our business and operations, our business is subject to significant risks and there can be no assurance that actual results of our development and manufacturing activities and our results of operations will not differ materially from our expectations. Factors which could cause actual results to differ from expectations include, among others:
(i) Johnson & Johnson Pharmaceutical Research and Development, LLC ("J&J PRD"), an affiliate of our collaborative partner Janssen Pharmaceutica Inc. ("Janssen"), received a non-approvable letter for Risperdal Consta(TM) from the FDA and there can be no assurance that the issues raised in the letter will be resolved in a timely fashion, if at all; (ii) Nutropin Depot(TM), Risperdal Consta and our product candidates (including our proprietary product candidate, Vivitrex(TM)), if approved for marketing, may not produce significant revenues and, in commercial use, may have unintended side effects, adverse reactions or incidents of misuse; (iii) this exchange offer and cash offer may not be successful and may not achieve their intended results; (iv) our delivery technologies or product development efforts may not produce safe, efficacious or commercially viable products; (v) our collaborators could elect to terminate or delay programs at any time and disputes with collaborators or failure to negotiate acceptable new collaborative arrangements for our technologies could occur; (vi) we may be unable to manufacture our first products, Nutropin Depot and Risperdal Consta, or to manufacture future products, on a commercial scale or economically; (vii) after


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

the completion of clinical trials and the submission to the FDA of a New Drug Application, or NDA, for marketing approval and to other health authorities as a marketing authorization application, the FDA or other health authorities could refuse to accept such filings or could request additional preclinical or clinical studies be conducted, each of which could result in significant delays, or such authorities could refuse to approve the product at all; (viii) clinical trials are a time-consuming and expensive process; (ix) our product candidates could be ineffective or unsafe during preclinical studies and clinical trials and we and our collaborators may not be permitted by regulatory authorities to undertake new or additional clinical trials for product candidates incorporating our technologies, or clinical trials could be delayed; (x) we could lose our entire investment in Reliant Pharmaceuticals, LLC ("Reliant"); (xi) we depend on others to market and sell our products and product candidates; (xii) even if our product candidates appear promising at an early stage of development, product candidates could fail to receive necessary regulatory approvals, be difficult to manufacture on a large scale, be uneconomical, fail to achieve market acceptance, be precluded from commercialization by proprietary rights of third parties or experience substantial competition in the marketplace; (xiii) technological change in the biotechnology or pharmaceutical industries could render our product candidates obsolete or noncompetitive; (xiv) difficulties or set-backs in obtaining and enforcing our patents and difficulties with the patent rights of others could occur; (xv) we will need to spend substantial funds to become profitable and will, therefore, continue to incur losses for the foreseeable future; and (xvi) we will need to raise substantial additional funds to continue research and development programs and clinical trials and could incur difficulties or setbacks in raising such funds.



CRITICAL ACCOUNTING POLICIES



         In December 2001, the Securities and Exchange Commission requested that all registrants discuss their most "critical accounting policies" in management's discussion and analysis of financial condition and results of operations. The Commission indicated that a "critical accounting policy" is one which is both important to the portrayal of our financial condition and results and requires management's most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. While our significant accounting policies are more fully described in Note 2 to our March 31, 2002 consolidated financial statements, we believe the following accounting policies to be important to the portrayal of our financial condition and can require estimates from time to time.



         REVENUE RECOGNITION - Research and development revenue consists of non-refundable research and development funding under collaborative arrangements with various corporate partners. Research and development funding generally compensates us for formulation, preclinical and clinical testing related to the collaborative research programs, and is recognized as revenue at the time the research and development activities are performed under the terms of the related agreements, when the corporate partner is obligated to pay and when no future performance obligations exist.



         Fees for the licensing of product rights on initiation of collaborative arrangements are recorded as deferred revenue upon receipt and recognized as income on a systematic basis (based upon the timing and level of work performed or on a straight-line basis if not otherwise determinable) over the period that the related products or services are delivered or obligations as defined in the agreement are performed. Revenue from milestone or other upfront payments is recognized as earned in accordance with the terms of the related agreements. These agreements may require deferral of revenue recognition to future periods. For the three and six months ended September 30, 2002, there were estimates made in connection with upfront fees paid under license agreements that were immaterial to the overall revenues earned and there were immaterial estimates made for research and development expenses.



         EQUITY METHOD INVESTMENT IN RELIANT - In connection with the $100 million equity investment in December 2001, we recorded a $2.7 million noncash charge in fiscal 2002 for in-process research and


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

development based on management's estimate at the time of the investment, which is subject to adjustment (see "Results of Operations - Three and Six Months Ended September 30, 2002 and 2001").



         RESEARCH AND DEVELOPMENT EXPENSE - Our research and development expenses include salaries and related benefits, laboratory supplies, temporary help costs, external research costs, consulting costs, occupancy costs, depreciation expense and other allocable costs directly related to its research and development activities. Research and development expenses are incurred in conjunction with the development of our technologies, proprietary product candidates, collaborators' product candidates and in-licensing arrangements. External research costs relate to toxicology studies, pharmacokinetic studies and clinical trials that are performed under contract by external companies, hospitals or medical centers for us. All such costs are charged to research and development expenses as incurred.



         RESTRUCTURING OF OPERATIONS - On August 26, 2002, we announced a restructuring program to reduce our cost structure as a result of our expectations regarding the financial impact of a delay in the U.S. launch of Risperdal Consta by our partner Janssen. The restructuring program reduced our workforce by 122 employees, representing 23% of our total workforce and includes plans for consolidation and closure of certain leased facilities in Cambridge, Massachusetts, closure of our medical affairs office in Cambridge, England, write-off of leasehold improvements at leased facilities being vacated and reductions of other expenses. The workforce reductions were made across all functions of the Company. Under the restructuring plan, we are focusing our development activities on those programs that are in the later stages of clinical development and those programs that involve the most productive collaborations. We are moving aggressively forward in evaluating and prioritizing the programs that offer the greatest commercial potential.



         In connection with the restructuring program, we recorded a charge of approximately $3.7 million in the Consolidated Statements of Operations in the quarter ended September 30, 2002, which consisted of approximately $1.5 million in employee separation costs, including severance and related benefits, and approximately $2.2 million in facility consolidation and closure costs, including significant estimates relating to a lease cancellation fee and the length of time it will take to sublease certain of our facilities. As of September 30, 2002, we had paid out approximately $978,000 and $210,000 in employee separation costs and facility closure costs, respectively.



RESULTS OF OPERATIONS



         FISCAL YEARS ENDED MARCH 31, 2002, 2001 AND 2000



         Our research and development revenue under collaborative arrangements was $54.1 million, $56.0 million and $22.9 million for the fiscal years ended in 2002, 2001 and 2000, respectively. The decrease in such revenue for fiscal 2002 as compared to fiscal 2001 was mainly the result of a significant non-recurring milestone earned in fiscal 2001, which was largely offset by a significant increase in funding earned under other collaborative agreements during fiscal 2002. The increase in such revenue for fiscal 2001 as compared to fiscal 2000 was mainly a result of the significant non-recurring milestone earned in fiscal 2001 and referred to above. In addition, there was an increase in funding earned under other collaborative agreements.



         Total operating expenses were $116.5 million for the fiscal year ended in 2002 compared to $85.9 million and $98.9 million for the fiscal years ended in 2001 and 2000, respectively. The increase for fiscal 2002 as compared to fiscal 2001 was due to an increase in research and development expenses and general and administrative expenses. The decrease for fiscal 2001 as compared to fiscal 2000 was primarily related to a decrease in noncash compensation charges partially offset by an increase in research and development expenses and general and administrative expenses.


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



         Research and development expenses were $92.1 million for the fiscal year ended in 2002 compared to $68.8 million and $54.5 million for the fiscal years ended in 2001 and 2000, respectively. The increases in research and development expenses for fiscal 2002 as compared to fiscal 2001 and for fiscal 2001 as compared to fiscal 2000 were mainly the result of increases in personnel, external research expenses and lab supplies as we advance our proprietary product candidates and our collaborators' product candidates through development and clinical trials and prepare for commercialization. There was also an increase in occupancy costs and depreciation expense as we continue to expand our facilities in both Massachusetts and Ohio. We expect an increase in research and development costs in fiscal 2003 resulting from the continuing development of our proprietary product candidates and collaborators' product candidates.



         A significant portion of our research and development expenses (including laboratory supplies, travel, dues and subscriptions, recruiting costs, temporary help costs, consulting costs and allocable costs such as occupancy and depreciation) are not tracked by project as they benefit multiple projects or our drug delivery technologies in general. Expenses incurred to purchase specific services from third parties to support our collaborative research and development activities are tracked by project and are reimbursed to us by our partners. We generally bill our partners under collaborative arrangements using a single full-time equivalent or hourly rate. This rate is established by us annually based on our annual budget of salaries, employee benefits and the billable non-project-specific costs mentioned above. Each collaborative partner is billed using a full-time equivalent or hourly rate for the hours worked by our employees on a particular project, plus any direct external research costs. We account for our research and development expenses on a departmental and functional basis in accordance with our budget and management practices.



         General and administrative expenses were $24.4 million, $19.6 million and $14.9 million for the fiscal years ended in 2002, 2001 and 2000, respectively. The increase for fiscal 2002 as compared to fiscal 2001 was primarily a result of an increase in personnel, as well as increased professional fees, consulting costs and noncash compensation expense. The increase for fiscal 2001 as compared to fiscal 2000 was a result of increased professional fees, consulting costs and an increase in amortization of expenses associated with the sale of $200 million principal amount of our existing notes. There was also an increase in occupancy costs as we expand our facilities in both Massachusetts and Ohio.



         Noncash compensation expense (income) was $1.9 million, ($2.4 million) and $29.5 million for fiscal years ended 2002, 2001 and 2000, respectively. In fiscal 2002, noncash compensation expense was primarily related to restricted stock awards granted during fiscal 2002 and is included in research and development expenses and general and administrative expenses, as appropriate. In fiscal 2001 and fiscal 2000, noncash compensation (income) expense related primarily to restricted common stock and stock options granted to certain employees and consultants associated with our wholly owned subsidiary, AIR, prior to its acquisition in fiscal 1999. The majority of such restricted common stock and stock options completed vesting during fiscal 2001 and, therefore, noncash compensation expense is no longer being separately disclosed in the Statements of Operations in fiscal 2002. Fluctuations in noncash compensation charges during fiscal 2001 and 2000 were primarily a result of changes in the market value of our common stock, partially offset by a reduction in the number of shares of common stock subject to future vesting. As a result of fluctuations in our common stock price during fiscal 2001, we recognized noncash compensation income for the year based on the calculation of noncash compensation for consultants, as prescribed under the fair-value method of accounting in Statement of Financial Accounting Standards ("SFAS") No. 123.



         Interest income was $15.3 million, $22.4 million and $11.5 million for the fiscal years ended in 2002, 2001 and 2000, respectively. The decrease for fiscal 2002 as compared to fiscal 2001 was primarily the result of lower average cash and investment balances as compared to the prior year. Interest



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

income also decreased as a result of a decline in interest rates as compared to the prior year. The increase for fiscal 2001 as compared to fiscal 2000 was primarily the result of the interest income earned on the increase in average cash and investment balances mainly resulting from the investment of the net proceeds from the sale of the existing notes in February 2000. Interest income in fiscal 2001 also increased as a result of an increase in interest rates as compared to the prior year.



         Interest expense was $8.9 million for the fiscal year ended in 2002 compared to $9.4 million and $3.7 million for the fiscal years ended in 2001 and 2000, respectively. The decrease for fiscal 2002 as compared to fiscal 2001 was primarily the result of a decrease in the average outstanding debt balance as compared to the prior year. The increase for fiscal 2001 as compared to fiscal 2000 was primarily the result of interest costs related to the existing notes.



         THREE AND SIX MONTHS ENDED SEPTEMBER 30, 2002 AND 2001



         The net loss for the three and six months ended September 30, 2002 in accordance with generally accepted accounting principles was $67.8 and $113.1 million or $1.05 and $1.76 basic and diluted loss per common share. The net loss in accordance with generally accepted accounting principles for the three and six months ended September 30, 2001 was $12.6 and $21.0 million or $0.20 and $0.33 basic and diluted loss per common share. The net loss for the three and six months ended September 30, 2002, excluding $35.3 million and $59.5 million in noncash charges related to our share of the losses in Reliant, was $32.6 and $53.6 million or $0.51 and $0.83 basic and diluted loss per common share. The increase in the net loss, excluding our loss in Reliant, was primarily the result of restructuring costs as well as an increase in research and development and general and administrative expenses as we continue to advance our proprietary product candidates and our collaborators' product candidates through development and clinical trials and prepare for commercialization. The increased loss also reflected a decrease in revenues as our Risperdal Consta program evolves from a development stage project into a commercial program.



         Our research and development revenue under collaborative arrangements for the three and six months ended September 30, 2002 was $9.5 million and $19.8 million compared to $14.5 million and $30.0 million for the corresponding periods of the prior year. The decrease for the three and six months ended September 30, 2002 was the result of a milestone payment received during the three months ended June 30, 2001 as well as decreased funding from Janssen during the three and six months ended September 30, 2002 as the Risperdal Consta project evolves from a development stage project into a commercial program. See "Results of Operations - Risperdal Consta" for further information on the status of Risperdal Consta. The decrease in research and development funding was partially offset by an increase in research and development funding earned under certain other collaborative agreements.



         Total operating expenses increased to $41.1 million and $71.7 million for the three and six months ended September 30, 2002 from $29.0 million and $55.1 million for the three and six months ended September 30, 2001. The increase was due in part to restructuring costs of $3.7 million taken in the quarter ended September 30, 2002 as well as increases in research and development expenses and general and administrative expenses, which are discussed below.



         On August 26, 2002, we announced a restructuring program to reduce our cost structure as a result of our expectations regarding the financial impact of a delay in the U.S. launch of Risperdal Consta by our partner Janssen. The restructuring program reduced our workforce by 122 employees, representing 23% of our total workforce and includes plans for consolidation and closure of certain leased facilities in Cambridge, Massachusetts, closure of our medical affairs office in Cambridge, England, write-off of leasehold improvements at leased facilities being vacated and reduction of other expenses. The workforce reductions were made across all of our functions. Under the restructuring plan, we are focusing our development activities on those programs that are in the later stages of clinical development and those programs that involve the most productive collaborations. We are moving aggressively forward in evaluating and prioritizing the programs that offer the greatest commercial potential.



         In connection with the restructuring program, we recorded a charge of approximately $3.7 million in the Consolidated Statements of Operations in the quarter ended September 30, 2002, which consisted of approximately $1.5 million in employee separation costs, including severance and related benefits, and approximately $2.2 million in facility consolidation and closure costs, including significant estimates relating to a lease cancellation fee and the length of time it will take to sublease certain of our facilities. As of September 30, 2002, we had paid out approximately $978,000 and $210,000 in employee separation costs and facility closure costs, respectively.



         The employee separation costs and the facility consolidation and closure costs were accrued under Emerging Issues Task Force ("EITF") 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)."




         Pursuant to the restructuring plan, the following charges and payments have been recorded during the quarter ended September 30, 2002:



                                            Balance,         Charge       Payments       Balance,
                                            June 30,        for the        for         September 30,
     Type of Liability                        2002           Period     the Period        2002
----------------------------------         ------------   -----------   -----------    -----------

Employee termination benefit costs         $         --   $ 1,461,881   $  (977,845)   $   484,036
Facility closure costs ...........                   --     2,219,838      (209,977)     2,009,861
                                           ------------   -----------   -----------    -----------
Total ............................         $         --   $ 3,681,719   $(1,187,822)   $ 2,493,897
                                           ============   ===========   ===========    ===========



         We expect to substantially complete our restructuring program by the end of fiscal 2003. If our restructuring program is implemented in the manner and on the timeline we intend, we expect to realize expense savings of approximately $20 to $25 million in fiscal 2003. However, we cannot assure you that our restructuring program will achieve all of the cost and expense reductions and other benefits we anticipate or that the plan will be completed on the timetable anticipated.



         Research and development expenses for the three and six months ended September 30, 2002 were $28.2 million and $52.8 million as compared to $22.6 million and $43.3 million for the corresponding periods of the prior year. The increase in research and development expenses for the three and six months ended September 30, 2002 as compared to the three and six months ended September 30, 2001 was mainly the result of increases in personnel and external research expenses as we advance our proprietary product candidates and our collaborators' product candidates through development and clinical trials and prepare for commercialization. There was also an increase in occupancy costs as we continue to expand certain facilities in both Massachusetts and Ohio. As discussed above, on August 26, 2002, we announced a restructuring program to reduce our cost structure. The restructuring program reduced our workforce and includes plans for consolidation and closure of certain leased facilities and reductions of other expenses. We are focusing our development activities on those programs that are in the later stages of clinical development and those programs that involve the most productive collaborations and, therefore, we continue to expect an increase in research and development expenses during fiscal 2003 as compared to fiscal 2002.

         Below is a summary of our key proprietary and collaborators' product candidates and their respective stages of clinical development.



Product Candidate                      Indication                                Stage(1)
-----------------                      ----------                                --------
Nutropin Depot                         Pediatric growth hormone deficiency       Marketed
Risperdal Consta                       Schizophrenia                             (2)
Vivitrex                               Alcohol dependence                        Phase III
Vivitrex                               Opioid dependence                         Phase II
Nutropin Depot                         Adult growth hormone deficiency           Phase III
Medisorb AC2993 (Exendin-4)            Diabetes                                  Phase II
AIR Epinephrine                        Anaphylaxis                               Phase I completed
ProLease r-hFSH                        Infertility                               Phase I completed
AIR Insulin                            Diabetes                                  Undisclosed
AIR Hgh                                Growth hormone deficiency                 Phase I completed
AIR small molecule products            Respiratory disease                       Phase I completed/Preclinical



(1) "Phase I" clinical trials indicates that the compound is being tested in humans for safety and preliminary indications of biological activity in a limited patient population. "Phase II" clinical trials indicates that the trial is being conducted in patients and is to provide information on dosing and is testing for safety and preliminary evidence of efficacy. "Phase III" clinical trials indicates that the trial is being conducted in patients and is testing the safety and efficacy of the compound. "Preclinical" indicates that we or our partners are conducting formulation, efficacy, pharmacology and/or toxicology testing of a compound in animal models or biochemical assays.



(2) Approved in the United Kingdom, Germany, Mexico, Austria, New Zealand, Switzerland, Iceland and the Netherlands. Received a non-approvable letter from the FDA. See "Results of Operations - Risperdal Consta" for further information on the status of Risperdal Consta.



         General and administrative expenses for the three and six months ended September 30, 2002 were $9.2 million and $15.2 million as compared to $6.4 million and $11.8 million for the corresponding periods of the prior year. The increase in the three and six months ended September 30, 2002 as compared to the three and six months ended September 30, 2001 was primarily a result of the write off of $2.7 million in deferred merger costs in connection with the termination of our proposed merger transaction with Reliant, which is discussed below. There was also an increase in personnel and occupancy costs and professional fees.



         Interest income for the three and six months ended June 30, 2002 was $1.1 million and $2.4 million compared to $4.2 million and $8.7 million for the corresponding periods of the prior year. The decrease in interest income for the three and six months ended September 30, 2002 as compared to the three and six months ended September 30, 2001 was primarily the result of a lower average cash and investment balance as compared to the prior year periods as discussed in "Liquidity and Capital Resources" below. Interest income also decreased as a result of a decline in interest rates as compared to the same periods in the prior year.



         Interest expense for the three and six months ended September 30, 2002 was $2.1 million and $4.1 million as compared to $2.3 million and $4.6 million for the corresponding periods of the prior year. The decrease in interest expense for the three and six months ended September 30, 2002 as compared to the three and six months ended September 30, 2001 was primarily the result of a decrease in the average outstanding debt balance as compared to the prior year periods.



         We do not believe that inflation and changing prices have had a material impact on our results of operations.

RELIANT



         In December 2001, we announced a strategic relationship with Reliant. As part of the relationship, in December 2001, we purchased approximately 63% of an offering by Reliant of its Series C Convertible Preferred Units, representing approximately 19% of the equity interest in Reliant, for a purchase price of $100 million. The investment is being accounted for under the equity method of accounting because Reliant is organized as a limited liability company, which is treated in a manner similar to a partnership. Because, at the time of our investment, Reliant had an accumulated deficit from operations and deficit in members capital, under applicable accounting rules, our share of Reliant's losses from the date of our investment is being recognized in proportion to our percentage participation in the Series C financing, and not in proportion to our percentage ownership interest in Reliant. We record our equity in the income or losses of Reliant three months in arrears. For the three and six months ended September 30, 2002, this noncash charge amounted to $35.3 million and $59.5 million, respectively. Reliant is a privately held company over which we do not exercise control and we rely on the unaudited financial statements prepared by Reliant and provided to us to calculate our share of Reliant's losses in our consolidated statements of operations. We anticipate that Reliant will have substantial net losses through 2003, and accordingly, recorded our 63% share of such losses in our consolidated financial statements beginning in the quarter ended March 31, 2002.



         In connection with our $100 million equity investment in Reliant, we are in the process of allocating our proportionate share of the assets acquired and liabilities assumed in accordance with the guidance set forth in SFAS No. 141, "Business Combinations." We have taken a $2.7 million noncash charge in fiscal 2002 for in-process research and development through the Consolidated Statements of Operations under the caption "Equity in losses of Reliant Pharmaceuticals, LLC." The $2.7 million noncash charge is related to management's current estimate of the amount of the purchase price to be allocated to in-process research and development. This analysis of the purchase price allocation is preliminary and the amount of in-process research and development is subject to future adjustment.



         On March 20, 2002, we entered into an Agreement and Plan of Merger with Reliant. On August 14, 2002, we and Reliant announced the mutual termination of the merger agreement. The companies agreed to terminate due to general market conditions. There were no payments triggered by the mutual termination and each company will bear its own legal and transaction fees. As a result of the termination of the merger agreement, we expensed approximately $2.7 million of deferred merger costs in the three months ended September 30, 2002.



RISPERDAL CONSTA



         On August 2001, Janssen Pharmaceutica, L.P. filed an NDA for Risperdal Consta with the FDA and similar regulatory filings have been submitted to other drug regulatory agencies worldwide. Risperdal Consta is a Medisorb long-acting formulation of Janssen's antipyschotic drug RISPERDAL(R). On June 28, 2002, J&J PRD, an affiliate of our collaborative partner Janssen, received a non-approvable letter for Risperdal Consta from the FDA. In connection with this non-approvable letter, J&J PRD has met with the FDA and is working to answer the FDA's questions. There can be no assurance that the issues raised in the FDA's letter will be resolved on a timely basis, if at all. On August 1, 2002 and August 9, 2002, we announced that J&J PRD received approval to market Risperdal Consta in Germany and the United Kingdom, respectively. Since those dates, Risperdal Consta has been approved in several other countries and we have announced that Risperdal Consta is in late-stage regulatory review in a number of other countries. Nevertheless, the impact of the FDA's nonapprovable letter on other regulatory filings made worldwide is not known at this time. There can be no assurance that Risperdal Consta will be approved by the FDA or other regulatory agencies on a timely basis, if at all.

QUARTERLY FINANCIAL DATA
(In thousands, except per share data)

                                                                               THREE MONTHS ENDED
                                                                         ------------------------------
                                                                            JUNE 30,       SEPTEMBER 30,
                                                                              2002             2002
                                                                          -------------    -------------
Revenues:
   Research and development revenue under
     collaborative arrangements                                               $ 10,291       $  9,471
                                                                              --------       --------
Expenses:
   Research and development ......................................              24,599         28,186
   General and administrative ....................................               6,016          9,196
   Restructuring costs ...........................................                  --          3,682
                                                                              --------       --------
            Total expenses .......................................              30,615         41,064
                                                                              --------       --------
Net Operating Loss ...............................................             (20,324)       (31,593)
                                                                              --------       --------
Other Income (Expense):
   Interest income ...............................................               1,366          1,068
   Interest expense ..............................................              (2,081)        (2,067)
                                                                              --------       --------
            Total other income (expense) .........................                (715)          (999)
                                                                              --------       --------
Equity in losses of Reliant Pharmaceuticals, LLC .................              24,213         35,257
                                                                              --------       --------
Net Loss Attributable to Common Shareholders .....................            $(45,252)      $(67,849)
                                                                              ========       ========

Basic and Diluted Loss per Common Share ..........................            $  (0.70)      $  (1.05)
                                                                              ========       ========
Weighted Average Number of Common Shares Outstanding .............              64,261         64,318
                                                                              ========       ========





                                                                                            THREE MONTHS ENDED
                                                                       ----------------------------------------------------
                                                                        JUNE 30,   SEPTEMBER 30,   DECEMBER 31,  MARCH 31,
                                                                          2001         2001           2001         2002
                                                                       ----------    ----------    ----------    ----------
Revenues:
   Research and development revenue under collaborative arrangements   $   15,527    $   14,505    $   11,451    $   12,619
                                                                       ----------    ----------    ----------    ----------

Expenses:
   Research and development ........................................       20,710        22,593        23,040        25,749
   General and administrative ......................................        5,374         6,411         5,903         6,699
                                                                       ----------    ----------    ----------    ----------
            Total expenses .........................................       26,084        29,004        28,943        32,448
                                                                       ----------    ----------    ----------    ----------
Net Operating Loss .................................................      (10,557)      (14,499)      (17,492)      (19,829)
                                                                       ----------    ----------    ----------    ----------
Other Income (Expense):
   Interest income .................................................        4,525         4,217         4,428         2,132
   Interest expense ................................................       (2,310)       (2,331)       (2,136)       (2,099)
                                                                       ----------    ----------    ----------    ----------
            Total other income (expense) ...........................        2,215         1,886         2,292            33
                                                                       ----------    ----------    ----------    ----------
Equity in losses of Reliant Pharmaceuticals, LLC ...................           --            --         2,700         2,704
                                                                       ----------    ----------    ----------    ----------
Net Loss Attributable to Common Shareholders .......................   $   (8,342)   $  (12,613)   $  (17,900)   $  (22,500)
                                                                       ==========    ==========    ==========    ==========

Basic and Diluted Loss per Common Share ............................   $    (0.13)   $    (0.20)   $    (0.28)   $    (0.35)
                                                                       ==========    ==========    ==========    ==========

Weighted Average Number of Common Shares Outstanding ...............       63,237        63,399        63,896        64,148
                                                                       ==========    ==========    ==========    ==========

                                                                                          THREE MONTHS ENDED
                                                                         ------------------------------------------------------
                                                                            JUNE 30,   SEPTEMBER 30, DECEMBER 31,    MARCH 31,
                                                                             2000         2000           2000          2001
                                                                         ------------  ------------  ------------  ------------
Revenues:
   Research and development revenue under collaborative arrangements     $     28,967  $      7,514  $      9,689  $      9,860
                                                                         ------------  ------------  ------------  ------------
Expenses:
   Research and development ........................................           14,440        16,498        16,863        20,973
   General and administrative ......................................            4,817         4,944         4,969         4,881
   Noncash compensation expense (income) ...........................            3,149        (2,290)       (1,644)       (1,663)
                                                                         ------------  ------------  ------------  ------------
            Total expenses .........................................           22,406        19,152        20,188        24,191
                                                                         ------------  ------------  ------------  ------------
Net Operating Income (Loss) ........................................            6,561       (11,638)      (10,499)      (14,331)
                                                                         ------------  ------------  ------------  ------------
Other Income (Expense):
   Interest income .................................................            5,599         5,660         5,506         5,671
   Interest expense ................................................           (2,395)       (2,308)       (2,365)       (2,331)
                                                                         ------------  ------------  ------------  ------------
            Total other income .....................................            3,204         3,352         3,141         3,340
                                                                         ------------  ------------  ------------  ------------
Net Income (Loss) ..................................................            9,765        (8,286)       (7,358)      (10,991)
Preferred Stock Dividends ..........................................            1,868         1,867         2,095         1,437
                                                                         ------------  ------------  ------------  ------------
Net Income (Loss) Attributable to Common Shareholders ..............     $      7,897  $    (10,153) $     (9,453) $    (12,428)
                                                                         ============  ============  ============  ============
Earnings (Loss) Per Common Share:
   Basic ...........................................................     $       0.15  $      (0.19) $      (0.17) $      (0.21)
                                                                         ============  ============  ============  ============
   Diluted .........................................................     $       0.13  $      (0.19) $      (0.17) $      (0.21)
                                                                         ============  ============  ============  ============
Weighted Average Common Shares Used to
 Compute Earnings (Loss) Per Common Share:
   Basic ...........................................................           53,957        54,651        55,670        58,753
                                                                         ============  ============  ============  ============
   Diluted .........................................................           59,856        54,651        55,670        58,753
                                                                         ============  ============  ============  ============

LIQUIDITY AND CAPITAL RESOURCES


         Cash and cash equivalents and short-term investments were approximately $71.7 million at September 30, 2002 as compared to $152.3 million at March 31, 2002. The decrease in cash and cash equivalents and short-term investments is a result of cash used to fund our operations, to acquire fixed assets and to make interest and principal payments on our indebtedness.


         We invest in cash equivalents, U.S. Government obligations, high-grade corporate notes and commercial paper, with the exception of our $100 million investment in Reliant. Our investment objectives for our investments, other than our investment in Reliant, are, first, to assure liquidity and conservation of capital, and second, to obtain investment income. Investments classified as long-term at September 30, 2002 consist of U.S. Government obligations held as collateral under certain letters of credit, lease and loan agreements.


         All of our investments in debt securities are classified as "available-for-sale" and are recorded at fair value. Fair value was determined based on quoted market prices.



         CORPORATE AND COLLABORATIVE DEVELOPMENTS



         - We announced the initiation of the Phase III clinical trial of Vivitrex, our proprietary injectable extended-release formulation of naltrexone. The multi-center trial will test the efficacy and safety of repeated doses of Vivitrex administered monthly to alcohol-dependent patients. The clinical trial follows the successful completion of a multi-dose, multi-center safety and pharmacokinetic clinical assessment of Vivitrex in alcohol-dependent volunteers conducted in the second half of 2001.



         - Pursuant to the terms of an agreement with Eli Lilly & Company ("Lilly"), Lilly has agreed to provide funding of certain amounts for the design and construction of a portion of AIR's manufacturing facility in Chelsea, Massachusetts. Lilly's investment will be used to fund pulmonary insulin production and packaging capabilities. This funding will be secured by Lilly's ownership of specific equipment to be located and used in the facility. We have the right to purchase the equipment from Lilly, at any time, at the then-current net book value.



         - In November 2002, Alkermes and General Electric Capital Corporation ("GECC") entered into a Master Lease Agreement to provide us with sale/leaseback equipment financing. On November 8, 2002, Alkermes received $6 million in equipment financing from GECC under the Master Lease Agreement. Under the terms of the Master Lease Agreement, we will make lease payments to GECC over a 36-month period beginning in December 2002.



           At March 31, 2002, we had approximately $260.8 million of net operating loss ("NOL") carryforwards for U.S. federal income tax purposes and approximately $18.8 million of research and development tax credits available to offset future federal income tax, subject to limitations for alternative minimum tax. The NOL and research and development credit carryforwards are subject to examination by the tax authorities and expire in various years from 2002 through 2023. Due to the uncertainty of realizing the future benefits of the net deferred income tax assets, a full valuation allowance has been established at March 31, 2002 and, therefore, no benefit has been recognized in the financial statements.



           In August 2002, we announced the regulatory approval and expected commercial launch of Risperdal Consta in Germany and the United Kingdom. Under our agreement with Janssen and based on the foregoing, certain minimum revenues relating to our sales of Risperdal Consta under a manufacturing and supply agreement are to be paid by Janssen to us in minimum annual amounts for up to ten years beginning in calendar 2003. The actual amount of such minimum revenues will be determined by a formula and are currently estimated to aggregate approximately $150 million. The minimum revenue obligation will be satisfied upon receipt by us of revenues relating to our sales of Risperdal Consta equaling such aggregate amount of minimum revenues.



           We have funded our operations primarily through public offerings and private placements of debt and equity securities, bank loans and payments under research and development agreements with collaborators. We expect to incur significant additional research and development and other costs in connection with collaborative arrangements and as we expand the development of our proprietary product candidates, including costs related to preclinical studies, clinical trials and facilities expansion. We expect that our costs, including research and development costs for our product candidates, will exceed our revenues significantly for the next few years, which will result in continuing losses from operations.



         Capital expenditures were approximately $10.3 million and $26.9 million for the three and six months ended September 30, 2002 and $33.4 million for the year ended March 31, 2002, principally reflecting equipment purchases and building expansion and improvements. We expect our capital expenditures to be approximately $49 million in fiscal 2003, primarily as a result of the expansion of certain facilities in both Massachusetts and Ohio. Our capital expenditures for equipment, facilities and building improvements have been financed to date primarily with proceeds from bank loans and the sales of debt and equity securities. Under the provisions of our existing loans, Fleet National Bank has a security interest in certain of our assets.



         We have summarized below our material contractual cash obligations as of March 31,
 2002:


                                                          (in thousands)

                                                        Less Than One    One to Three    Four to Five       After Five
                                                        Year (Fiscal     Years (Fiscal   Years (Fiscal     Years (After
Contractual Cash Obligations               Total           2003)          2004-2006)       2007-2008)      Fiscal 2008)
----------------------------------     ------------     ------------     ------------     ------------     ------------
Existing Notes - principal .......     $    200,000     $         --     $         --     $    200,000     $         --
Existing Notes - interest ........           37,500            7,500           22,500            7,500               --
Long-term Debt ...................           21,825           14,025            7,800               --               --
Operating Leases .................          217,693           12,051           34,640           20,663          150,339
Capital Expansion Programs .......           42,000           42,000               --               --               --
                                       ------------     ------------     ------------     ------------     ------------
Total Contractual Cash Obligations     $    519,018     $     75,576     $     64,940     $    228,163     $    150,339
                                       ============     ============     ============     ============     ============



         We will continue to pursue opportunities to obtain additional financing in the future. Such financing may be sought through various sources, including debt and equity offerings, corporate collaborations, bank borrowings, arrangements relating to assets or other financing methods or structures. The source, timing and availability of any financings will depend on market conditions, interest rates and other factors. Our future capital requirements will also depend on many factors, including continued scientific progress in our research and development programs (including our proprietary product candidates), the magnitude of these programs, progress with preclinical testing and clinical trials, the time and costs involved in obtaining regulatory approvals, the costs involved in filing, prosecuting and enforcing patent claims, competing technological and market developments, the establishment of additional collaborative arrangements, the cost of manufacturing facilities and of commercialization activities and arrangements and the cost of product in-licensing and any possible acquisitions.



         We may need to raise substantial additional funds for longer-term product development, including development of our proprietary product candidates, regulatory approvals and manufacturing and marketing activities that we might undertake in the future. There can be no assurance that additional funds will be available on favorable terms, if at all. If adequate funds are not available, we may be required to curtail significantly one or more of our research and development programs and/or obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates or future products.



         We believe that our current cash and cash equivalents and short-term investments, combined with anticipated interest income and research and development revenues under collaborative arrangements, will be sufficient to meet our anticipated capital requirements through at least March 31, 2004.

RECENT ACCOUNTING PRONOUNCEMENTS



         In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 is effective for any business combinations initiated after June 30, 2001. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. On April 1, 2002, we adopted this statement and we are in the process of evaluating the impact that such adoption will have on our financial statements. Under the new rules, goodwill is no longer being amortized but will be subject to annual impairment tests in accordance with the statements. Other identifiable intangible assets continue to be amortized over their useful lives should they be determinable; otherwise they will be subject to the same annual impairment test. As described in notes to our consolidated financial statements included in this prospectus, we did apply SFAS No. 141 to our equity method investment in Reliant since such investment occurred subsequent to June 30, 2001. Its impact is discussed in such notes to our consolidated financial statements.



         In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement will supersede SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets or for Long-Lived Assets to Be Disposed Of," in its entirety, and Accounting Principles Board ("APB") Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," only for segments to be disposed of. The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. On April 1, 2002, we adopted this statement, which will have no significant impact on our financial statements.



         In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145"). This statement is effective for fiscal years beginning after May 15, 2002. SFAS No. 145 rescinds Statement No. 4, which requires all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in Accounting Principles Board Opinion No. 30 will be used to classify those gains and losses. SFAS No. 145 also amends Statement No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. We adopted this statement effective April 1, 2002 and the adoption did not have an impact on our financial statements and result of operations.



           In August 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS No. 146"). SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. We do not believe that the adoption will have a material impact on our financial statements and result of operations. The restructuring charge recorded in the Consolidated Statements of Operations in the quarter ended September 30, 2002 was, and any future charges or credits related to the restructuring program undertaken on August 26, 2002 will also be, accounted for under the guidance set forth in EITF Issue No. 94-3.




           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK



           As part of our investment portfolio we own financial instruments that are sensitive to market risks. The investment portfolio, excluding our December 2001 $100 million investment in Reliant, is



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

used to preserve our capital until it is required to fund operations, including our research and development activities. Our short-term investments and investments consist of U.S. Government obligations, high-grade corporate notes and commercial paper. All of our investments in debt securities are classified as "available-for-sale" and are recorded at fair value. Our investments, excluding our investment in Reliant, are subject to interest rate risk, and could decline in value if interest rates increase. Due to the conservative nature of our short-term investments and investments we do not believe that we have a material exposure to interest rate risk. Although our investments, excluding our investment in Reliant, are subject to credit risk, our investment policies specify credit quality standards for our investments and limit the amount of credit exposure from any single issue, issuer or type of investment.



           Our "available-for-sale" marketable securities are sensitive to changes in interest rates. Interest rate changes would result in a change in the fair value of these financial instruments due to the difference between the market interest rate and the rate at the date of purchase of the financial instrument. A 10% decrease in quarter-end market interest rates would result in no material impact on the net fair value of such interest-sensitive financial instruments.



           The interest rate on our existing notes is fixed and, therefore, is not subject to interest rate risk.


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                                    BUSINESS



GENERAL



      We are an emerging pharmaceutical company that develops therapeutic products based on our formulation expertise and proprietary drug delivery technologies. Our product development strategy is twofold. We partner with many of the world's finest pharmaceutical companies and we also develop novel, proprietary drug candidates for our own account. We have a broad pipeline of products and product candidates, including two marketed products, several product candidates at various stages of clinical development and others at earlier stages of development. Our products are based on controlled, extended-release dosage forms of injectable drugs using our ProLease and Medisorb delivery systems, and the development of inhaled pharmaceuticals based on our proprietary AIR pulmonary delivery system. In addition to our Cambridge, Massachusetts headquarters and research and manufacturing facilities, we operate research and manufacturing facilities in Ohio.



OUR STRATEGY



      We are building a fully integrated pharmaceutical company leveraging our unique drug delivery capabilities and technologies as the means to develop our first commercial products -- initially with partners, then on our own. The key elements to our strategy are to:



      DEVELOP AND ACQUIRE BROADLY APPLICABLE DRUG DELIVERY SYSTEMS. We develop and acquire drug delivery systems that have the potential to be applied to multiple proteins, peptides and small molecule pharmaceutical compounds to create new product opportunities.



      COLLABORATE WITH PHARMACEUTICAL AND BIOTECHNOLOGY COMPANIES TO DEVELOP AND FINANCE PRODUCT CANDIDATES. We have entered into multiple collaborations with pharmaceutical and biotechnology companies to develop product candidates incorporating our technologies, to provide us with funding for product development independent of capital markets and to share development risk.



      APPLY DRUG DELIVERY SYSTEMS TO BOTH APPROVED DRUGS AND DRUGS IN DEVELOPMENT. We are applying our drug delivery technologies to novel applications and formulations of pharmaceutical products that have already been approved by the FDA or other regulatory authorities. In such cases, we and our partners may develop a novel dosage form or application with the knowledge of a drug's safety and efficacy profile and a body of clinical experience from which to draw information for the design of clinical trials and for regulatory submissions. We also apply our technologies to pharmaceuticals in development that could benefit from one of our delivery systems.



      ESTABLISH INDEPENDENT PRODUCT DEVELOPMENT CAPABILITIES AND INFRASTRUCTURE. Based upon the knowledge we have learned and the best practices we have adopted from our pharmaceutical company partners, our experienced scientists have built an in-house product development organization that enables us to develop product candidates for our collaborators and for ourselves. Our product development experience and infrastructure give us flexibility in structuring development programs and the ability to conduct both feasibility studies and clinical development programs for our collaborators and for ourselves.



      EXPAND OUR PIPELINE WITH ADDITIONAL PRODUCT CANDIDATES FOR OUR OWN ACCOUNT. We are now developing product candidates for our own account by applying our drug delivery technologies to certain off-patent pharmaceuticals. For example, we are developing Vivitrex, a Medisorb formulation of naltrexone, for the treatment of alcoholism and opiate dependence and inhaled epinephrine based on AIR


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pulmonary drug delivery for the treatment of anaphylaxis. In addition, we may in-license or acquire certain compounds to develop on our own.



PRODUCT CANDIDATES IN DEVELOPMENT



      The following table summarizes the primary indications, technology, development stage and collaborative partner for our key product candidates. This table is qualified in its entirety by reference to the more detailed descriptions appearing elsewhere in this prospectus. The results from preclinical testing and early clinical trials may not be predictive of results obtained in subsequent clinical trials and there can be no assurance that our or our collaborators' clinical trials will demonstrate the safety and efficacy of any product candidates necessary to obtain regulatory approval.



                                                                                             COLLABORATIVE
  PRODUCT CANDIDATE         INDICATION              TECHNOLOGY           STAGE(1)               PARTNER
  -----------------         ----------              ----------           --------               -------
  Risperdal Consta          Schizophrenia            Medisorb           (2)                    Janssen

  Nutropin Depot            Growth Hormone           ProLease          Marketed                Genentech
  (hGH)                     Deficiency - Pediatric


  Vivitrex                  Alcohol Dependence       Medisorb          Phase III               Alkermes(3)

  Vivitrex                  Opioid Dependence        Medisorb          Phase II                Alkermes(3)

  Nutropin Depot            Growth Hormone           ProLease          Phase III               Genentech
  (hGH)                     Deficiency - Adults

  Epinephrine               Anaphylaxis              AIR               Phase I completed       Alkermes

  r-hFSH                    Infertility              ProLease          Phase I completed       Serono
  (recombinant human
  follicle stimulating
  hormone)

  AC2993 (Exendin-4)        Diabetes                 Medisorb          Phase II                Amylin

  Insulin                   Diabetes                 AIR               Clinical phase          Lilly
                                                                       undisclosed

  hGH                       Growth Hormone           AIR               Phase I completed       Lilly
                            Deficiency

  Multiple small molecule   Respiratory Disease      AIR               Phase I                 GlaxoSmithKline
  products                                                             completed/
                                                                       Preclinical

  Others                    Various                  AIR, Medisorb     Preclinical             Undisclosed
                            and ProLease



------------


(1) See "Government Regulation" for definitions of "Phase I," "Phase II" and "Phase III" clinical trials. "Phase I/II" clinical trials indicates that the compound is being tested in humans for safety and preliminary indications of biological activity in a limited patient population. "Phase II/III" clinical trials indicates that the trial is being conducted in patients and is testing the safety and efficacy of the compound. "Preclinical" indicates that we or our partners are conducting formulation, efficacy, pharmacology and/or toxicology testing of a compound in animal models or biochemical assays.



(2) Approved for marketing in the United Kingdom, Germany, Mexico, Austria, New Zealand, Switzerland, Iceland and the Netherlands. An affiliate of our collaborative partner received a non-approvable letter from the FDA. See "Risk Factors."



(3) This program has been funded in part with federal funds from the National Institute on Alcohol Abuse and Alcoholism, National Institutes of Health.



(4) This clinical trial is being sponsored and conducted by the Pediatric Branch of the National Cancer Institute.




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



KEY PRODUCTS UNDER DEVELOPMENT



      RISPERDAL CONSTA. We have developed a Medisorb long-acting formulation of Janssen's anti-psychotic drug RISPERDAL (Risperdal Consta). Janssen is an affiliate of Johnson & Johnson. RISPERDAL is the most commonly prescribed drug for the treatment of schizophrenia and had sales of over $1.8 billion in 2001. In August 2001, Janssen Pharmaceutica Products, LP submitted an NDA for Risperdal Consta with the FDA. Similar regulatory filings have been submitted in more than 30 countries around the world. On June 28, 2002, J&J PRD, an affiliate of Janssen, received a non-approvable letter from the FDA and is currently working to respond to the FDA's concerns. Since August 2002, Risperdal Consta has been approved in eight countries around the world and launched in Austria, Germany and the United Kingdom. Risperdal tablets are currently used for relief of symptoms associated with schizophrenia. Schizophrenia is a brain disorder the symptoms of which include disorganized thinking, delusions and hallucinations. We are the exclusive manufacturer of Risperdal Consta for Janssen.



      There can be no assurance that the issues raised in the non-approvable letter from the FDA will be resolved on a timely basis or other foreign regulatory filings will be approved. See "Risk Factors - Risks Related to Alkermes - J&J PRD received a non-approvable letter for Risperdal Consta from the FDA and the future of Risperdal Consta in the United States is uncertain." Even if Risperdal Consta is approved by the FDA or other regulatory agencies, the anti-psychotic market is highly competitive and the revenues received from the sale of Risperdal Consta may not be significant and will depend on numerous factors outside of our control. Additionally, we cannot assure you that we will be able to manufacture Risperdal Consta on a commercial scale or economically. Any failure to obtain (or significant delay in obtaining), regulatory approval, gain market share, derive significant revenues or manufacture at commercial scale or economically would have a material adverse effect on our business and financial position.



      NUTROPIN DEPOT. We have developed and are manufacturing a ProLease formulation of Genentech's recombinant human growth hormone (rhGH) Nutropin, known as Nutropin Depot, in collaboration with Genentech. rhGH is approved for use in the treatment of children with growth hormone deficiency, or GHD, which results in short stature and potentially other developmental deficits, Turner's syndrome, chronic renal insufficiency and other indications. Our extended-release formulation, approved by the FDA in December 1999 for use in GHD children and commercially launched by Genentech in June 2000, requires only one or two doses a month (which may require more than one injection per dose) compared to current growth hormone therapies that require multiple doses per week.



      We and Genentech have also agreed to continue the clinical development for Nutropin Depot in adults with growth hormone deficiency. This decision follows completion of a Phase I trial of Nutropin Depot in growth hormone deficient adults. We have initiated a Phase III clinical trial, funded by Genentech, which commenced in December 2001.



      The GHD market is highly competitive and we cannot assure you that the marketing and sales of Nutropin Depot will be successful or that it will gain significant market share. Additionally, we cannot assure you that we will be able to continue to manufacture Nutropin Depot on a commercial scale or economically, or that we will be able to derive significant revenues from sales of Nutropin Depot. If we cannot continue to manufacture Nutropin Depot on a commercial scale or economically or if we do not derive significant revenues from Nutropin Depot, a material adverse effect on our business and financial position could occur.



      VIVITREX. We are developing a Medisorb formulation of naltrexone, an FDA-approved drug used for the treatment of alcohol and opioid abuse, which is currently available in daily oral dosage form. It is estimated that there are currently 2.3 million people in the United States who seek treatment for



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


alcoholism, a number which is projected to grow at a rate of 2% per year. We believe there is a significant need for a product that will help improve compliance in this patient population. Vivitrex, which is our most advanced proprietary product, is based on our Medisorb injectable extended-release technology and is designed to provide once-a-month dosing to enhance patient adherence by removing the need for daily dosing. In October 2001, we completed a second trial, which was a multi-center clinical trial, of Vivitrex, the data from which was presented at the Annual Meeting of the American College of Neuropsychopharmacology. This trial tested the safety, tolerability and pharmacokinetics of repeat doses of Vivitrex administered monthly to alcohol-dependent patients. In March 2002, we initiated a Phase III clinical trial in alcohol-dependent patients testing the safety and efficacy of repeat doses of Vivitrex. We plan to manufacture Vivitrex for both clinical trials and commercial sales, if any.



      INHALED EPINEPHRINE. We are developing an AIR formulation of epinephrine for the treatment of anaphylaxis, which is a sudden, often severe, systemic allergic reaction. Inhaled epinephrine is our leading proprietary product based on our AIR pulmonary delivery technology. Currently, patients self-administer epinephrine by injection. We believe that an inhaled dosage form of epinephrine may offer patients significant advantages over the injection method, such as ease of use and titration of doses. In August 2002, we completed our second Phase I study of inhaled epinephrine.



      r-hFSH (RECOMBINANT HUMAN FOLLICLE STIMULATING HORMONE). We are developing a ProLease formulation of r-hFSH with Serono for the treatment of infertility. This long-acting formulation is designed to provide patients with an alternative to multiple daily injections. A Phase I clinical trial for this product candidate has been completed. Serono has decided to move forward with the clinical development of the product candidate and development work is underway. We expect to commence a Phase I/II study of r-hFSH in the first quarter of 2003. Serono is responsible for clinical studies for this program. We will manufacture the long-acting formulation of r-hFSH for clinical trials and commercial sales, if any.



      AC2993 (SYNTHETIC EXENDIN-4). We are developing a Medisorb formulation of AC2993, a drug being developed for use in the treatment of diabetes. Phase I clinical trials have been completed for our Medisorb formulation of AC2993 and Phase II clinical trials have been commenced. Amylin is responsible for clinical trials and we will manufacture the Medisorb formulation of AC2993 for both clinical trials and commercial sales, if any.



      INHALED INSULIN. We are working with Lilly to develop inhaled formulations of insulin including short- and long-acting insulin and other potential products for the treatment of diabetes based on our AIR pulmonary drug delivery technology. Multiple early stage clinical trials have been completed for a short-acting formulation, which is currently in clinical development. Lilly is responsible for clinical trials and we will manufacture the formulations of insulin for clinical trials. Upon commercial launch, if any, we will manufacture such products in quantities anticipated for initial commercial launch and beyond and Lilly will otherwise manufacture such products for commercial sales, if any. In February 2002, Lilly signed an agreement to invest in our commercial-scale production facility for inhaled pharmaceutical products based in Chelsea, Massachusetts.



      INHALED HUMAN GROWTH HORMONE. We are working with Lilly to develop an inhaled formulation of human growth hormone based on our AIR pulmonary drug delivery technology. In January, we announced the decision to move forward with multiple-dose Phase I clinical studies for inhaled human growth hormone following the successful completion of a single dose Phase I trial. Lilly is responsible for clinical trials and we will manufacture the formulation of human growth hormone for both clinical trials and commercial sales, if any.




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


      RESPIRATORY DISEASES. We have worked with GlaxoSmithKline ("Glaxo") to develop certain product candidates for indications in four respiratory disease categories based on our AIR pulmonary drug delivery technology. In September 2001, we announced the completion of the first clinical trial pursuant to the collaboration. Additional development work has been completed. However, Glaxo has not met all of its obligations to develop product candidates under two disease categories in a timely manner as required by the license agreement we entered into with Glaxo in May of 2000 and, if Glaxo does not fulfill such obligations by November 30, 2002, two of the disease categories will automatically revert to us. The remaining two categories will remain under the control of Glaxo. We and Glaxo each have certain rights and obligations with regard to manufacturing any formulations for commercial sales, if any.



COLLABORATIVE ARRANGEMENTS



      Our business strategy includes forming collaborations to provide technological, financial, marketing, manufacturing and other resources. We have entered into several corporate collaborations.



      GENENTECH



      Pursuant to a development agreement with Genentech, Genentech exercised its option to obtain from us a license for a ProLease formulation of rhGH. In April 1999, we and Genentech amended and restated the November 1996 license agreement to expand our collaboration for Nutropin Depot, an injectable long-acting formulation of Genentech's recombinant human growth hormone based upon our ProLease drug delivery system. Nutropin Depot for pediatric use was launched in the U.S. in June 2000 by Genentech. Under the agreement, we and Genentech have been conducting expanded development activities, including clinical trials in an additional indication (adult growth hormone deficiency), process development and manufacturing. We will be responsible for conducting additional clinical trials and for manufacturing Nutropin Depot for the adult indication and are to receive manufacturing revenues and royalties on product sales in this indication, if any.



      Genentech has the right to terminate the agreement for any reason upon six months' written notice. In addition, either party may terminate the agreement upon the other party's material default, which is not cured within 90 days of written notice, or upon the other party's insolvency or bankruptcy.



      We executed a Manufacture and Supply Agreement with Genentech in April 2001 for the manufacture and supply of Nutropin Depot to Genentech for commercial sales. Pursuant to the terms of the agreement we are the sole supplier and manufacturer of Nutropin Depot. The Manufacture and Supply Agreement terminates on expiration of the license agreement. In addition, either party may terminate the agreement upon a material breach by the other party which is not cured within 90 days' written notice, upon 60 days' written notice in the event of the other party's insolvency or bankruptcy or upon 90 days' written notice in the event a force majeure event occurs and continues for more than six months.



      JANSSEN



      Pursuant to a development agreement, we are collaborating with Janssen, an affiliate of Johnson & Johnson, in the development of Risperdal Consta an extended-release formulation of Risperdal utilizing our Medisorb technology. Under the development agreement, Janssen provided development funding to us for the development of Risperdal Consta and is responsible for securing all necessary regulatory approvals. In August 2001, Janssen Pharmaceutica Products, LP submitted an NDA to the FDA and also submitted similar filings to other drug regulatory agencies worldwide. On June 28, 2002, J&J PRD received a non-approvable letter for Risperdal Consta from the FDA. See "Risk Factors - Risks Related to Alkermes - J&J PRD received a non-approvable letter for Risperdal Consta from the FDA and the future of Risperdal Consta in the United States is uncertain." We will manufacture Risperdal Consta for commercial sale, if and when it is approved, and will receive manufacturing revenues and royalties on sales, if any.



      Under related license agreements, Janssen and an affiliate have exclusive worldwide licenses from us to manufacture, use and sell Risperdal Consta. Under the license agreements, Janssen is required to pay us certain royalties with respect to all Risperdal Consta sold to customers. Janssen can terminate the development agreement or the license agreements upon 30 days' prior written notice.



      Pursuant to a manufacture and supply agreement, Janssen has appointed us as the exclusive supplier of Risperdal Consta for commercial sales, if any. The agreement terminates on expiration of the license agreements. In addition, either party may terminate the agreement upon a material breach by the other party which is not resolved within 60 days' written notice or upon written notice in the event of the other party's insolvency or bankruptcy. Janssen may terminate the agreement upon six-months' written notice after such event; provided, however, Janssen cannot terminate the agreement without good cause during the two-year period following commencement of commercial manufacturing unless it also terminates the license agreements. In August 2002, we announced the regulatory approval and expected commercial launch of Risperdal Consta in Germany and the United Kingdom. Under our agreement with Janssen and based on the foregoing, certain minimum revenues relating to our sales of Risperdal Consta under a manufacturing and supply agreement are to be paid by Janssen to us in minimum annual amounts for up to ten years beginning in calendar 2003. The actual amount of such minimum revenues will be determined by a formula and are currently estimated to aggregate approximately $150 million. The minimum revenue obligation will be satisfied upon receipt by us of revenues relating to our sales of Risperdal Consta equaling such aggregate amount of minimum revenues.



      SERONO



      Pursuant to a development agreement dated December 1999, we are collaborating with Serono for the development of a ProLease formulation of r-hFSH (recombinant human follicle stimulating hormone) for the treatment of infertility. Serono is to provide us with research and development funding and milestone payments. We are responsible for formulation and preclinical testing and Serono will be responsible for conducting clinical trials and securing regulatory approvals and, together with its affiliates, for the marketing of any products that result from the collaboration. We will manufacture any such products for clinical trials and commercial sale and will receive manufacturing revenues and royalties on sales, if any.



      Serono may terminate the development agreement for any reason, upon 90 days' written notice if such termination notice occurs prior to the first commercial launch of a product under the development agreement, or upon six months' written notice if such notice occurs subsequent to such event. In addition, either party may terminate the development agreement upon a material breach by the other party of such agreement which is not cured within 60 days' written notice.



      ELI LILLY



      Insulin



      We entered into a development and license agreement with Lilly in April 2001 for the development of inhaled formulations of insulin, including short- and long-acting insulin and other potential products for the treatment of diabetes, based on our AIR pulmonary drug delivery technology. Pursuant to the agreement, we are responsible for formulation and preclinical testing as well as development of a device to use in connection with any products. Lilly has paid or will pay to us certain initial fees, research funding and milestone payments upon achieving certain development and commercialization goals. Lilly has exclusive worldwide rights to make, use and sell products resulting from such development. Lilly will be responsible for clinical trials, obtaining all regulatory approvals and




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


marketing any insulin products. We will manufacture any such products for clinical trials and both we and Lilly will manufacture such products for commercial sales, if any. We will receive certain royalties based upon such product sales, if any.



      Lilly has the right to terminate the agreement upon 90 days' written notice at any time prior to the first commercial launch of a product, or upon six months' written notice at any time after such first commercial launch. In addition, either party may terminate the agreement upon a material breach or default by the other party which is not cured within 90 days' written notice.



      We entered into an agreement with Lilly in February 2002 that provides for an investment by Lilly in our commercial-scale production facility for inhaled pharmaceutical products based on our AIR pulmonary drug delivery technology. This new facility is designed to accommodate the manufacturing of multiple products and is currently under construction in Chelsea, Massachusetts. Lilly's investment will be used to fund pulmonary insulin production and packaging capabilities. This funding will be secured by Lilly's ownership of specific equipment to be located and used in the facility. We have the right to purchase the equipment from Lilly, at any time, at the then-current net book value.



      hGH



      We entered into a development and license agreement with Lilly in February 2000 for the development of an inhaled formulation of human growth hormone based on our AIR pulmonary drug delivery technology. Pursuant to the agreement, we are responsible for formulation and preclinical testing as well as development of a device to use in connection with any products. Lilly has paid or will pay to us certain initial fees, research funding and milestone payments upon achieving certain development and commercialization goals and we will also receive royalty payments based on product sales, if any. Lilly has exclusive worldwide rights to make, use and sell products resulting from such development. Lilly will be responsible for clinical trials, obtaining all regulatory approvals and marketing any products. We will manufacture any such products for clinical trials and commercial sales and receive manufacturing revenues and royalties on product sales, if any.



      Lilly has the right to terminate the agreement upon 90 days' written notice at any time prior to the first commercial launch of a product, or upon six months' written notice at any time after such first commercial launch. In addition, either party may terminate the agreement upon a material breach or default by the other party which is not cured within 90 days' written notice.



      GLAXOSMITHKLINE



      We entered into a license agreement with Glaxo in May 2000 for the use of our AIR technology in the development of multiple product candidates for indications in four respiratory disease categories. Under the agreement, Glaxo has exclusive worldwide rights to products resulting from the collaboration in exchange for development funding, milestones and royalties. Glaxo is responsible for conducting clinical trials, obtaining regulatory approvals and marketing any resulting products on a worldwide basis. We each have manufacturing rights for commercial sales and we will receive certain manufacturing revenues and royalties on product sales, if any. Glaxo has not met all of its obligations to develop product candidates under two disease categories in a timely manner as required by the license agreement. As a result, under the terms of the license agreement, if Glaxo does not fulfill such obligations by November 30, 2002, these two of the four respiratory disease categories covered by the license agreement will automatically revert to us. Glaxo will retain its rights to the two remaining disease categories.

      Glaxo has the right to terminate the agreement at any time with 60-days' written notice. In addition, either party may terminate the agreement upon a material breach or default by the other party which is not cured within 90 days' written notice.



      AMYLIN



      We entered into a development and license agreement with Amylin in May 2000 for the development of a Medisorb formulation of AC2993 (synthetic Exendin-4) for the treatment of type 2 diabetes.



      Pursuant to the development agreement, Amylin has an exclusive, worldwide license to the Medisorb technology for the development and commercialization of injectable extended-release formulations of exendins and other related compounds that Amylin may develop. We will receive funding for research and development and milestone payments comprised of cash and warrants for Amylin common stock upon achieving certain development and commercialization goals and will also receive a combination of royalty payments and manufacturing fees based on any future product sales. We are initially responsible for developing and testing several formulations, manufacturing for clinical trials and for commercial sales of any products that may be developed pursuant to the agreement. Amylin is responsible for conducting clinical trials securing regulatory approvals and marketing any products resulting from the collaboration on a worldwide basis.



      Amylin may terminate the development agreement for any reason on 90 days' written notice if such termination occurs before filing an NDA with the FDA or six months' written notice after such event. In addition, either party may terminate the development agreement upon a material default or breach by the other party that is not cured within 60 days' written notice.



DRUG DELIVERY TECHNOLOGY



      Our current focus is on the development of broadly applicable, proprietary drug delivery technologies addressing several important drug delivery opportunities, including injectable extended-release of proteins, peptides and small molecule pharmaceutical compounds, the pulmonary delivery of both small molecules and proteins and peptides and drug delivery to the brain across the blood-brain barrier. We partner our proprietary technology systems and drug delivery expertise with many of the world's finest pharmaceutical companies and we also develop novel, proprietary drug candidates for our own account.



      PROLEASE: INJECTABLE EXTENDED-RELEASE OF FRAGILE PROTEINS AND PEPTIDES



      ProLease is our proprietary technology for the stabilization and encapsulation of fragile proteins and peptides in microspheres made of common medical polymers. Our proprietary expertise in this field lies in our ability to preserve the biological activity of fragile drugs over an extended period of time and to manufacture these formulations using components and processes believed to be suitable for human pharmaceutical use. ProLease is designed to enable novel formulations of proteins and peptides by replacing frequent injections with controlled, extended-release over time. We believe ProLease formulations have the potential to improve patient compliance and ease of use by reducing the need for frequent self-injection, to lower costs by reducing the need for frequent office visits and to improve safety and efficacy by reducing both the variability in drug levels inherent in frequent injections and the aggregate amount of drug given over the course of therapy. In addition, ProLease may provide access to important new markets currently inaccessible to drugs that require frequent injections or are administered orally.

      The ProLease formulation process has been designed to assure stability of fragile compounds during the manufacturing process, during storage and throughout the release phase in the body. The formulation and manufacturing process consists of two basic steps. First, the drug is formulated with stabilizing agents and dried to create a fine powder. Second, the powder is microencapsulated in the polymer at very low temperatures. Incorporation of the drug substance as a stabilized solid under very low temperatures is critical to protecting fragile molecules from degradation during the manufacturing process and is a key element of the ProLease technology. The microspheres are suspended in a small volume of liquid prior to administration to a patient by injection under the skin or into a muscle. We believe drug release from the ProLease drug delivery system can be controlled to last from a few days to several months.



      Drug release from the microsphere is controlled by diffusion of the drug through the microsphere and by biodegradation of the polymer. These processes can be modulated through a number of formulation and fabrication variables, including drug substance and microsphere particle sizing and choice of polymers and excipients.



      Our experience with the application of ProLease to a wide range of proteins and peptides has shown that high incorporation efficiencies and high drug loads can be achieved. Proteins and peptides incorporated into ProLease microspheres have maintained their integrity, stability and biological activity when tested for up to 30 days in in vitro experiments conducted on formulations manufactured at the preclinical, clinical trial and commercial scale.



      MEDISORB: INJECTABLE EXTENDED-RELEASE OF TRADITIONAL SMALL MOLECULE PHARMACEUTICALS



      Medisorb is our proprietary technology for encapsulating traditional small molecule pharmaceuticals in microspheres made of common medical polymers. Like ProLease, Medisorb is designed to enable novel formulations of pharmaceuticals by providing controlled, extended-release over time. We believe Medisorb is suitable for encapsulating stable, small molecule pharmaceuticals and certain peptides at a large scale. We believe that Medisorb formulations may have superior features of safety, efficacy, compliance and ease of use for drugs currently administered by frequent injection or administered orally. Drug release from the microsphere is controlled by diffusion of the pharmaceutical through the microsphere and by biodegradation of the polymer. These processes can be modulated through a number of formulation and fabrication variables, including drug substance and microsphere particle sizing and choice of polymers and excipients.



      The Medisorb drug delivery system uses manufacturing processes different from the ProLease manufacturing process. The formulation and manufacturing process consists of three basic steps. First, the drug is combined with a polymer solution. Second, the drug/polymer solution is mixed in water to form liquid microspheres (an emulsion). Third, the liquid microspheres are dried to produce finished product. The microspheres are suspended in a small volume of liquid prior to administration to a patient by injection under the skin or into a muscle. We believe drug release from the Medisorb system can be controlled to last from a few days to several months.



      AIR: PULMONARY DRUG DELIVERY



      The AIR technology is our proprietary pulmonary delivery system that enables the delivery of both small molecules and macromolecules to the lungs. Our proprietary technology allows us to formulate drugs into dry powders made up of highly porous particles with low mass density. These particles can be efficiently delivered to the deep lung by a small, simple inhaler. The AIR technology is useful for small molecules, proteins or peptides and allows for both local delivery to the lungs and systemic delivery via the lungs.

      AIR particles can be aerosolized and inhaled efficiently with simple inhaler devices because low forces of cohesion allow the particles to deaggregate easily. AIR is developing a family of relatively inexpensive, compact, easy to use inhalers. The AIR devices are breath activated and made from injection molded plastic. The powders are designed to quickly discharge from the device over a range of inhalation flow rates, which may lead to low patient-to-patient variability and high lung deposition of the inhaled dose. By varying the ratio and type of excipients used in the formulation, we believe we can deliver a range of drugs from the device that may provide both immediate and sustained release.



MANUFACTURING



      We currently have manufacturing facilities in Cambridge, Massachusetts and Wilmington, Ohio. The manufacture of our product candidates for clinical trials and commercial purposes is subject to current good manufacturing practices and other agency regulations. Prior to our manufacture of Nutropin Depot, we had never operated an FDA-approved commercial manufacturing facility. There can be no assurance that we will maintain the necessary approvals for commercial manufacturing or obtain approvals for any additional facilities, including our facility in Wilmington, Ohio for the manufacture of for Risperdal Consta, if and when it is approved.



      If we are not able to develop and maintain manufacturing capacity and experience, or to continue to contract for manufacturing capabilities on acceptable terms, our ability to supply product for commercial sales, clinical trials and preclinical testing will be compromised. In addition, delays in obtaining regulatory approvals might result, as well as delays of commercial sales if approvals are not obtained on a timely basis. Such delays could materially adversely affect our competitive position and our business, financial condition and results of operations.



      PROLEASE



      ProLease manufacturing involves microencapsulation of drug substances provided to us by our collaborators in small polymeric microspheres using extremely cold processing conditions suitable for fragile molecules. The ProLease manufacturing process consists of two basic steps. First, the drug is formulated with stabilizing agents and dried to create a fine powder. Second, the powder is microencapsulated in polymer at very low temperatures. Pursuant to agreements with certain of our collaborators, we have the right to manufacture ProLease products for commercial sale.



      We have a commercial scale ProLease manufacturing facility of approximately 32,000 square feet in Cambridge, Massachusetts. The facility includes two manufacturing suites, one of which is dedicated to the production of Nutropin Depot at commercial scale. The facility has had a successful pre-approval inspection by the FDA for the manufacture of Nutropin Depot and we are currently manufacturing Nutropin Depot to supply product to Genentech for commercial sale.



      We also have a clinical production facility that we have validated for manufacturing in accordance with current good manufacturing practices. The facility is being used to manufacture product candidates incorporating our ProLease extended-release delivery system for use in clinical trials.



      MEDISORB



      The Medisorb manufacturing process is significantly different from the ProLease process and is based on a method of encapsulating small molecule drugs in polymers using a large-scale emulsification. The Medisorb manufacturing process consists of three basic steps. First, the drug is combined with a polymer solution. Second, the drug/polymer solution is mixed in water to form liquid microspheres (an emulsion). Third, the liquid microspheres are dried to produce finished product.

      We operate a 50,000 square foot current good manufacturing practices manufacturing facility for commercial scale Medisorb manufacturing in Wilmington, Ohio. We manufacture Risperdal Consta for Janssen at this facility. In August 2001, Janssen Pharmaceutica Products, LP submitted an NDA with the FDA and made similar regulatory filings with health organizations worldwide. On June 28, 2002, J&J PRD received a non-approvable letter from the FDA for Risperdal Consta. See "Risk Factors - Risks Related to Alkermes - J&J PRD received a non-approvable letter for Risperdal Consta from the FDA and the future of Risperdal Consta in the United States is uncertain." The facility has been inspected by regulatory authorities and is producing product for sales outside of the United States. We are currently expanding in Wilmington, Ohio for additional Medisorb manufacturing capacity, which will be used to manufacture Risperdal Consta and other Medisorb products at large scale.



      AIR



      The AIR manufacturing process uses spray drying. We take drugs provided by our partners or purchased from generic manufacturers, combine the drugs with certain excipients commonly used in other aerosol formulations and spray dry the solution in commercial spray dryers. During the manufacturing process, solutions of drugs and excipients are spray dried to form a free flowing powder and the powder is filled and packaged into final dosage units. AIR has a clinical manufacturing facility which is part of our 49,000 square foot facility which AIR leases in Cambridge, Massachusetts, where powders and final dosage units are prepared under current good manufacturing practices for use in clinical trials. Our current manufacturing facility and equipment have the capacity to produce commercial scale quantities of certain product candidates. In February 2002, we entered into an agreement with Lilly that provides for an investment by Lilly in our commercial-scale production facility for inhaled pharmaceutical products based on our AIR pulmonary drug delivery technology. This new 90,000 square foot facility is designed to accommodate the manufacturing of multiple products and is currently under construction in Chelsea, Massachusetts. AIR's inhalation devices are produced under current good manufacturing practices at two contract manufacturers in the U.S.



MARKETING



      We intend to market the majority of our ProLease, Medisorb and AIR products through corporate partners. We have entered into development agreements, which include sales and marketing arrangements, for ProLease product candidates with Genentech and Serono, for Medisorb product candidates with Janssen and Amylin and for AIR product candidates with Lilly. For our proprietary products, we will determine whether to market the products ourselves or to find a marketing partner.



      Alkermes is building the infrastructure necessary for commercialization of our proprietary products. We have increased our manufacturing capacity, we are expanding our product portfolio and we are developing the capabilities for marketing and selling our own products. In furtherance of such efforts we entered into an agreement with Reliant in December 2001.



      We currently have no experience in marketing or selling pharmaceutical products. In order to achieve commercial success for any product candidate approved by the FDA or other regulatory authorities, we must either develop a marketing and sales force or enter into arrangements with third parties to market and sell our products. There can be no assurance that we will successfully develop such experience or that we will be able to enter into marketing and sales agreements with others on acceptable terms, if at all. If we develop our own marketing and sales capability, we will compete with other companies that currently have experienced and well-funded marketing and sales operations. To the extent we enter into co-promotion or other sales and marketing arrangements with other companies, any revenues received by us will be dependent on the efforts of others, and there can be no assurance that such efforts will be successful.



COMPETITION



      The biotechnology and pharmaceutical industries are subject to rapid and substantial technological change. We face, and will continue to face, intense competition in the development, manufacturing, marketing and commercialization of our product candidates from academic institutions, government agencies, research institutions, biotechnology and pharmaceutical companies, including our collaborators, and drug delivery companies. There can be no assurance that developments by others will not render our product candidates or technologies obsolete or noncompetitive, or that our collaborators will not choose to use competing drug delivery methods. At the present time, we have no sales force or marketing experience and we have only limited commercial manufacturing experience. In addition, many of our competitors and potential competitors have substantially greater capital resources, manufacturing and marketing experience, research and development resources and production facilities than we do. Many of these competitors also have significantly greater experience than we do in undertaking preclinical testing and clinical trials of new pharmaceutical products and obtaining FDA and other regulatory approvals.



      With respect to ProLease and Medisorb, we are aware that there are other companies developing extended-release delivery systems for pharmaceutical products. With respect to AIR, we are aware that there are other companies marketing or developing pulmonary delivery systems for pharmaceutical products. In many cases, there are products on the market or in development that may be in direct competition with our product candidates. In addition, other companies are developing new chemical entities or improved formulations of existing products which, if developed successfully, could compete against our formulations of any products we develop or those of our collaborators. These chemical entities are being designed to have different mechanisms of action or improved safety and efficacy. In addition, our collaborators may develop, either alone or with others, products that compete with the development and marketing of our product candidates.



      There can be no assurance that we will be able to compete successfully with such companies. The existence of products developed by our competitors, or other products or treatments of which we are not aware, or products or treatments that may be developed in the future, may adversely affect the marketability of products developed by us.



PATENTS AND PROPRIETARY RIGHTS



      Our success will be dependent, in part, on our ability to obtain patent protection for our product candidates and those of our collaborators, maintaining trade secret protection and operating without infringing upon the proprietary rights of others.



      We have a proprietary portfolio of patent rights and exclusive licenses to patents and patent applications. We have filed numerous U.S. and international patent applications directed to composition of matter as well as processes of preparation and methods of use, including applications relating to permeabilizers, certain rights to which have been licensed to Clinical Partners, and to each of our delivery technologies. We own approximately 74 issued U.S. patents. No U.S. patent issued to us that is currently material to our business will expire prior to 2009. In the future, we plan to file further U.S. and foreign patent applications directed to new or improved products and processes. We intend to file additional patent applications when appropriate and defend our patent position aggressively.

      We have exclusive rights through licensing agreements with third parties to approximately 37 issued U.S. patents, a number of U.S. patent applications and corresponding foreign patents and patent applications in many countries, subject in certain instances to the rights of the U.S. government to use the technology covered by such patents and patent applications. No issued U.S. patent to which we have licensed rights and which is currently material to our business will expire prior to 2016. Under certain licensing agreements, we currently pay annual license fees and/or minimum annual royalties. During the fiscal year ended March 31, 2002, these fees totaled $261,000. In addition, under all licensing agreements, we are obligated to pay royalties on future sales of products, if any, covered by the licensed patents.



      We know of several U.S. patents issued to other parties that relate to our product candidates. One of those parties has asked us to compare our Medisorb technology to that party's patented technology. Another such party has asked a collaborative partner to substantiate how our ProLease microspheres are different from that party's patented technology. The manufacture, use, offer for sale, sale or importing of these product candidates might be found to infringe on the claims of these patents. A party might file an infringement action against us. Our cost of defending such an action is likely to be high and we might not receive a favorable ruling.



      We also know of patent applications filed by other parties in the U.S. and various foreign countries that may relate to some of our product candidates if issued in their present form. If patents are issued to any of these applicants, we may not be able to manufacture, use, offer for sale, or sell some of our product candidates without first getting a license from the patent holder. The patent holder may not grant us a license on reasonable terms or it may refuse to grant us a license at all. This could delay or prevent us from developing, manufacturing or selling those of our product candidates that would require the license.



      We try to protect our proprietary position by filing U.S. and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. Because the patent position of biopharmaceutical companies involves complex legal and factual questions, enforceability of patents cannot be predicted with certainty. Patents, if issued, may be challenged, invalidated or circumvented. Thus, any patents that we own or license from others may not provide any protection against competitors. Our pending patent applications, those we may file in the future, or those we may license from third parties, may not result in patents being issued. And, if issued, they may not provide us with proprietary protection or competitive advantages against competitors with similar technology. Furthermore, others may independently develop similar technologies or duplicate any technology that we have developed. The laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the U.S.



      We also rely on trade secrets, know-how and technology, which are not protected by patents, to maintain our competitive position. We try to protect this information by entering into confidentiality agreements with parties that have access to it, such as our corporate partners, collaborators, employees and consultants. Any of these parties may breach the agreements and disclose our confidential information or our competitors might learn of the information in some other way. If any trade secret, know-how or other technology not protected by a patent were to be disclosed to or independently developed by a competitor, our business, results of operations and financial condition could be adversely affected.



GOVERNMENT REGULATION



      The manufacture and marketing of pharmaceutical products in the U.S. require the approval of the FDA under the Federal Food, Drug and Cosmetic Act. Similar approvals by comparable agencies are




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


required in most foreign countries. The FDA has established mandatory procedures and safety standards which apply to the preclinical testing and clinical trials, manufacture and marketing of pharmaceutical products. Pharmaceutical manufacturing facilities are also regulated by state, local and other authorities.



      As an initial step in the FDA regulatory approval process, preclinical studies are typically conducted in animal models to assess the drug's efficacy and to identify potential safety problems. The results of these studies must be submitted to the FDA as part of an Investigational New Drug application ("IND"), which must be reviewed by the FDA before proposed clinical testing can begin. Typically, clinical testing involves a three-phase process. Phase I trials are conducted with a small number of subjects and are designed to provide information about both product safety and the expected dose of the drug. Phase II trials are designed to provide additional information on dosing and preliminary evidence of product efficacy. Phase III trials are large-scale studies designed to provide statistical evidence of efficacy and safety in humans. The results of the preclinical testing and clinical trials of a pharmaceutical product are then submitted to the FDA in the form of an NDA, or for a biological product in the form of a Product License Application ("PLA"), for approval to commence commercial sales. Preparing such applications involves considerable data collection, verification, analysis and expense. In responding to an NDA or PLA, the FDA may grant marketing approval, request additional information or deny the application if it determines that the application does not satisfy its regulatory approval criteria.



      Prior to marketing, any product developed by us or our collaborators must undergo an extensive regulatory approval process, which includes preclinical testing and clinical trials of such product candidate to demonstrate safety and efficacy. This regulatory process can require many years and the expenditure of substantial resources. Data obtained from preclinical testing and clinical trials are subject to varying interpretations, which can delay, limit or prevent FDA approval. In addition, changes in FDA approval policies or requirements may occur or new regulations may be promulgated which may result in delay or failure to receive FDA approval. Similar delays or failures may be encountered in foreign countries. Delays, increased costs and failures in obtaining regulatory approvals would have a material adverse effect on our business, financial condition and results of operations.



      Among the conditions for NDA or PLA approval is the requirement that the prospective manufacturer's quality control and manufacturing procedures conform on an ongoing basis with GMP. Before approval of an NDA or PLA, the FDA will perform a pre-approval inspection of the facility to determine its compliance with GMP and other rules and regulations. In complying with GMP, manufacturers must continue to expend time, money and effort in the area of production and quality control to ensure full technical compliance. After the establishment is licensed, it is subject to periodic inspections by the FDA.



      The requirements which we must satisfy to obtain regulatory approval by governmental agencies in other countries prior to commercialization of our products in such countries can be as rigorous and costly as those described above.



      We are also subject to various laws and regulations relating to safe working conditions, laboratory and manufacturing practices, experimental use of animals and use and disposal of hazardous or potentially hazardous substances, including radioactive compounds and infectious disease agents, used in connection with our research. Compliance with laws and regulations relating to the protection of the environment has not had a material effect on capital expenditures, earnings or our competitive position. However, the extent of government regulation which might result from any legislative or administrative action cannot be accurately predicted.




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


EMPLOYEES



      As of November 1, 2002, we had approximately 440 full-time employees. A significant number of our management and professional employees have prior experience with pharmaceutical, biotechnology or medical product companies. We believe that we have been successful in attracting skilled and experienced scientific and senior management personnel; however, competition for such personnel is intense. None of our employees are covered by a collective bargaining agreement. We consider our relations with employees to be good.



PROPERTIES



      We lease and occupy approximately 128,000 square feet of laboratory, manufacturing and office space in Cambridge, Massachusetts under several leases expiring in the years 2002 to 2012. Additionally, we have entered into a new lease in October 2000, for new corporate headquarters for approximately 145,000 square feet of laboratory, clinical manufacturing and office space. The term of this lease commenced in June 2002 and will terminate in 2012. Several of the leases contain provisions permitting us to extend the term of such leases for up to two ten-year periods. We have a GMP clinical suite at one of our Massachusetts facilities, which is for the manufacture of product candidates incorporating the ProLease delivery system. We operate a GMP manufacturing facility for our AIR technology at another of our Massachusetts facilities. We also have a 32,000 square foot commercial scale ProLease manufacturing facility in Cambridge, Massachusetts.



      During fiscal 2001, we entered into a new lease for a 90,000 square foot building which we are developing as a commercial scale AIR manufacturing facility in Chelsea, Massachusetts. The lease term is for fifteen years with an option to extend the term of such lease for up to two five-year periods.



      We own and occupy approximately 50,000 square feet of manufacturing, office and laboratory space in Wilmington, Ohio. The facility contains a GMP production facility designed for the production of Medisorb microspheres on a commercial scale. Additionally, we are currently expanding our facility in Wilmington, Ohio for commercial manufacturing of Medisorb microspheres on a commercial scale. We also lease and occupy approximately 30,000 square feet of laboratory and office space in Blue Ash, Ohio under a lease expiring in 2003.



      Alkermes Europe, Ltd., one of our wholly owned subsidiaries, leases approximately 4,600 square feet of office space in Cambridge, England under a lease expiring during the year 2007. We ceased operations in this office space on November 15, 2002.



      We believe that our current and planned facilities in Massachusetts and Ohio are adequate for our current and near-term preclinical, clinical and commercial operations.




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



                                   MANAGEMENT



DIRECTORS AND EXECUTIVE OFFICERS



      The current directors of Alkermes, Inc. ("Alkermes") who were each elected for a one-year term at our 2002 annual meeting of shareholders, which was held on July 29, 2002, are:



   NAME                            AGE                PRINCIPAL OCCUPATION/EMPLOYER
   ----                            ---                -----------------------------
   Michael A. Wall                 73       Chairman of the Board, Alkermes, Inc.
   Floyd E. Bloom, M.D.            65       Chairman, Department of Neuropharmacology, The
                                            Scripps Research Institute
   Robert A. Breyer                58       Former President, Alkermes, Inc.
   John K. Clarke                  48       General Partner, DSV Partners and Managing General
                                            Partner, Cardinal Health Partners
   Richard F. Pops                 40       Chief Executive Officer, Alkermes, Inc.
   Alexander Rich, M.D.            77       William Thompson Sedgwick Professor of Biophysics
                                            and Biochemistry, Massachusetts Institute of
                                            Technology
   Paul Schimmel, Ph.D.            61       Skaggs Institute for Chemical Biology, The Scripps
                                            Research Institute



      Mr. Wall is a founder of Alkermes and has been Chairman of the Board of Alkermes since 1987. From April 1992 until June 1993, he was a director and Chairman of the Executive Committee of Centocor, Inc. ("Centocor"), a biopharmaceutical company. From November 1987 to June 1993, he was Chairman Emeritus of Centocor. Mr. Wall is a director of Kopin Corporation, a manufacturer of high definition imaging products.



      Dr. Bloom is a founder of Alkermes and has been a director of Alkermes since 1987. Dr. Bloom has been active in neuropharmacology for more than 35 years, holding positions at Yale University, the National Institute of Mental Health and The Salk Institute. Since 1983, he has been at The Scripps Research Institute where he is currently Chairman, Department of Neuropharmacology. Dr. Bloom served as Chief Executive Officer of Neurome, Inc., a biotechnology company, from 2000 to 2002 while on sabbatical from The Scripps Research Institute. Dr. Bloom served as Editor-in-Chief of Science from 1995 to May 2000. He holds an A.B. (Phi Beta Kappa) from Southern Methodist University and an M.D. (Alpha Omega Alpha) from Washington University School of Medicine in St. Louis. He is a member of the National Academy of Science, the Institute of Medicine and the Royal Swedish Academy of Science.



      Mr. Breyer has been a director of Alkermes since July 1994. He served as the President of Alkermes from July 1994 until his retirement in December 2001 and Chief Operating Officer from July 1994 to February 2001. From August 1991 to December 1993, Mr. Breyer was President and General Manager of Eli Lilly Italy, a subsidiary of Eli Lilly and Company. From September 1987 to August 1991, he was Senior Vice President, Marketing and Sales of IVAC Corporation, a medical device company and a subsidiary of Eli Lilly and Company.



      Mr. Clarke has been a director of Alkermes since 1987. He is a general partner of DSV Partners III and DSV Management, the general partner of DSV Partners IV. DSV Partners III and DSV Partners IV are venture capital investment partnerships. Mr. Clarke has been associated with DSV since 1982. Mr. Clarke has been the managing general partner of Cardinal Partners, a venture capital fund, since October 1997. Mr. Clarke is a director of Cubist Pharmaceuticals, Inc., a biotechnology company, and a director of a number of private health care companies.



      Mr. Pops has been a director and the Chief Executive Officer of Alkermes since February 1991. Mr. Pops currently serves on the Board of Directors of Neurocrine Biosciences, Inc., a biotechnology company, the Biotechnology Industry Organization (BIO) and the Massachusetts Biotechnology Council

(MBC). He serves as Chair for the Harvard Medical School Advisory Council for Biological Chemistry & Molecular Pharmacology (BCMP) and is a member of the Harvard Medical School Board of Fellows.



      Dr. Rich is a founder of Alkermes and has been a director of Alkermes since 1987. Dr. Rich has been a professor at the Massachusetts Institute of Technology since 1958, and is the William Thompson Sedgwick Professor of Biophysics and Biochemistry. Dr. Rich earned both an A.B. (magna cum laude) and an M.D. (cum laude) from Harvard University. Dr. Rich is a member of the National Academy of Sciences, the American Academy of Arts and Sciences and the Institute of Medicine. Dr. Rich is Co-Chairman of the Board of Directors of Repligen Corporation, a biopharmaceutical company, and is a member of the Scientific Advisory Board of U.S. Genomics.



      Dr. Schimmel is a founder of Alkermes and has been a director of Alkermes since 1987. Dr. Schimmel is the Ernest and Jean Hahn Professor of Molecular Biology and Chemistry and a member of the Skaggs Institute for Chemical Biology at The Scripps Research Institute. Dr. Schimmel was the John D. and Catherine T. MacArthur Professor of Biophysics and Biochemistry at the Massachusetts Institute of Technology, where he was employed from 1967 through 1997. A member of the National Academy of Sciences and the American Academy of Arts and Sciences, Dr. Schimmel graduated from Ohio Wesleyan University, completed his doctorate at Cornell University and the Massachusetts Institute of Technology and did post doctoral work at Stanford University. Dr. Schimmel is Co-Chairman of the Board of Directors of Repligen Corporation and is a member of the Scientific Advisory Board of Illumina, Inc., a biotechnology company.



      Our other executive officers are as follows:



   NAME                            AGE                         POSITION
   ----                            ---                         --------
   David A. Broecker               41       President and Chief Operating Officer
   J. Duncan Higgons               47       Senior Vice President, Marketing and Business
                                            Development
   James L. Wright, Ph.D.          54       Senior Vice President, Pharmaceutical Research and
                                            Development
   James M. Frates                 35       Vice President, Chief Financial Officer and Treasurer
   Michael J. Landine              48       Vice President, Corporate Development



      Mr. Broecker has been President since January 2002 and Chief Operating Officer of Alkermes since February 2001. From August 1985 to January 2001, he was employed at Eli Lilly and Company. During his tenure at Eli Lilly, Mr. Broecker managed Eli Lilly's largest pharmaceutical manufacturing facility outside of the U.S., located in Kinsale, Ireland, where as General Manager he led manufacturing operations for products accounting for 50% of worldwide Eli Lilly sales. He also worked as a General Manager in Eli Lilly's packaging and distribution operations in Germany, and Director of Marketing for Advanced Cardiovascular Systems, now a part of Guidant Corporation. Mr. Broecker holds a B.A. in

Chemistry from Wabash College, an M.S. in Chemical Engineering from M.I.T. and an M.B.A. in Marketing and Finance from the University of Chicago.



      Mr. Higgons has held various positions at Alkermes since 1994 related to business development and proprietary products, most recently as Senior Vice President, Marketing and Business Development. Mr. Higgons holds a B.S. (1st Class) in Mathematics from King's College, London University and an M.B.A. from London Business School.



      Dr. Wright became Senior Vice President, Pharmaceutical Research and Development of Alkermes in December 2001 and has been a Senior Vice President of Advanced Inhalation Research, Inc. since September 1999. From December 1994 to September 1999, Dr. Wright was Vice President, Pharmaceutical Development of Alkermes. Dr. Wright received a B.A. in Chemistry and Biology from the University of California, Santa Barbara and a Ph.D. in Pharmacy from the University of Wisconsin.



      Mr. Frates has been Vice President, Chief Financial Officer and Treasurer of Alkermes since July 1998. From June 1996 to July 1998, he was employed at Robertson, Stephens & Company, most recently as a Vice President in Investment Banking. Prior to that time he was employed at Robertson, Stephens & Company and at Morgan Stanley & Co. In June 1996, he obtained his M.B.A. from Harvard University.



      Mr. Landine has been Vice President, Corporate Development of Alkermes since March 1999. From March 1988 until June 1998, he was Chief Financial Officer and Treasurer of Alkermes. Mr. Landine is also currently an advisor to Walker Magnetics Group, an international manufacturer of industrial equipment.





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



EXECUTIVE COMPENSATION AND OTHER INFORMATION



      SUMMARY COMPENSATION TABLE



      The following table sets forth a summary of the compensation paid by Alkermes during its last three fiscal years to its Chief Executive Officer, to each of the four other most highly compensated executive officers of Alkermes whose total annual salary and bonus exceeded $100,000 during the fiscal year ended March 31, 2002 and to Alkermes' former President, who retired on December 31, 2001 (collectively, the "Named Executive Officers").



                                                               LONG-TERM
                               ANNUAL COMPENSATION            COMPENSATION
                               -------------------            ------------
                                                         SECURITIES    RESTRICTED
         NAME AND          FISCAL                        UNDERLYING       STOCK          ALL OTHER
    PRINCIPAL POSITION      YEAR   SALARY   BONUS($)   OPTIONS (#)(1)  AWARDS ($)(2)   COMPENSATION($)
    ------------------      ----   ------   --------   --------------  -------------   ---------------
Richard F. Pops             2002   438,665  200,000          250,000    1,833,300        5,100  (3)
Chief Executive Officer     2001   406,462  175,000          500,000            0      275,100  (3)(4)
                            2000   395,192  175,000          500,000            0      274,800  (3)(4)

Robert A. Breyer            2002   241,692  200,000                0            0        4,269  (3)(6)
President (5)               2001   294,685  100,000          200,000            0      184,800  (3)(4)(6)
                            2000   285,000  100,000          200,000            0      184,558  (3)(4)(6)

David A. Broecker           2002   286,346  100,000          150,000      261,900      126,174  (3)(7)
President and Chief         2001    24,327  194,791          400,000            0            0
Operating Officer (5)

James L. Wright             2002   237,766   75,000           75,500      261,900        5,100  (3)
Senior Vice President,      2001   211,335   70,000           70,500            0      113,100  (3)(4)
Pharmaceutical Research     2000   202,102   40,000           80,000            0      112,800  (3)(4)
and Development

James M. Frates             2002   275,948   75,000           60,000      261,900        5,100  (3)
Vice President, Chief       2001   259,119   60,000          100,000            0        5,100  (3)
Financial Officer and       2000   246,029   40,000          100,000            0        4,800  (3)
Treasurer

Michael J. Landine          2002   244,564   55,000           50,000      130,950        5,100  (3)
Vice President, Corporate   2001   232,654   35,000           70,000            0        5,100  (3)
Development                 2000   219,861   30,000           80,000            0        4,712  (3)


----------

(1)   Alkermes granted no limited stock appreciation rights.



(2) Restricted Stock Award of Common Stock. The average share price on November 15, 2001, the date of the award, was $26.19. The awards vest in equal installments annually over two years. As of March 31, 2002, the average share price of Alkermes Common Stock was $26.15 and no awards had vested.



(3)   401(k) match.



(4) Includes compensation as a result of Alkermes' forgiveness of one-half of an "incentive loan" made on October 16, 1998, pursuant to Alkermes' Incentive Loan Program.



(5) Mr. Breyer retired as President and became a part-time employee on December 31, 2001. Mr. Broecker became Chief Operating Officer of Alkermes in February 2001 (and received a sign-on bonus and reimbursement for related taxes at that time) and President on January 1, 2002 upon Mr. Breyer's retirement.



(6) Includes a payment of $1,154 in fiscal 2002 and of $1,500 in each of fiscal years 2001 and 2000 to Mr. Breyer for opting out of Alkermes' health insurance plan.



(7)   Includes $121,618 for reimbursement of moving expenses and related taxes.

      OPTION GRANTS IN LAST FISCAL YEAR



      The following table sets forth information concerning stock options granted during the fiscal year ended March 31, 2002 to each of the Named Executive Officers.



                                               INDIVIDUAL GRANTS
                     ---------------------------------------------------------------
                                                                                             Potential Realizable
                        Number of       Percent of Total                                       Value at Assumed
                       Securities       Options Granted                                         Annual Rates of
                       Underlying       to Employees in    Exercise or                            Stock Price
                         Options          Fiscal Year       Base Price   Expiration             Appreciation for
Name                  Granted (#)(1)          (%)           ($/Share)       Date                   Option Term
----                  --------------          ---           ---------       ----            -------------------------
                                                                                            5% ($)           10% ($)
                                                                                            ------           -------
Richard F. Pops           250,000            9.13             19.40        10/2/11        3,050,139         7,729,651
Robert A. Breyer                0               0                 0           N/A                 0                 0
David A. Broecker         150,000            5.48             19.40        10/2/11        1,830,083         4,637,791
James L. Wright            75,000            2.74             19.40        10/2/11          915,042         2,318,895
                              500               *             25.87        01/2/12            8,135            20,615
James M. Frates            60,000            2.19             19.40        10/2/11          732,033         1,855,116
Michael J. Landine         50,000            1.83             19.40        10/2/11          610,028         1,545,930


----------

(1)   Each option granted vests ratably over a four year period.



*     Represents less than one percent (1%)




AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END OPTION/SAR VALUES



      The following table sets forth the number of shares acquired upon exercise of options exercised by the Named Executive Officers during the fiscal year ended March 31, 2002, the value realized upon exercise of such options, the number of shares issuable on exercise of options held by such persons at the end of the last fiscal year and the value of such unexercised options as of such date.



                       Shares                   Number of Securities Underlying          Value of Unexercised
                    Acquired on       Value      Unexercised Options/SARs at          In-the-Money Options/SARs
Name                Exercise (#)   Realized($)             FY-End (#)                       at FY-End($)(1)
----                ------------   -----------             ----------                       ---------------
                                                  Exercisable    Unexercisable     Exercisable        Unexercisable
                                                  -----------    -------------     -----------        -------------
Richard F. Pops         132,812     2,790,297       699,854        925,000          8,891,361           5,013,500
Robert A. Breyer        165,334     3,645,702       211,618        275,000          2,053,518           1,440,000
David A. Broecker             0             0       100,000        450,000                  0             999,000
James L. Wright          25,000       717,563       132,359        183,375          2,000,958           1,176,195
James M. Frates          54,000       968,820       152,083        247,500          1,820,690           1,970,350
Michael J. Landine       42,500       855,395       118,000        142,500          1,471,060             707,800


----------

(1) Value is measured by the difference between the closing price of Common Stock on the NASDAQ National Market on March 28, 2002, $26.06, and the exercise price of the options.

      EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT CHANGE-IN-CONTROL AGREEMENTS



      Under agreements between Alkermes and Messrs. Pops, Broecker and Frates in the event their employment with Alkermes is terminated for any reason other than as a result of their taking certain actions against, or that have a significant deleterious effect on, Alkermes, Mr. Pops shall be entitled to receive a payment equal to two-thirds of his then-current annual base salary and Messrs. Broecker and Frates shall each be entitled to receive payments at the monthly rate of his then current annual base salary for up to nine months or until he finds other employment, whichever occurs first. Under an agreement between Alkermes and Mr. Landine, in the event his employment with Alkermes is terminated for any reason other than as a result of his taking certain actions against, or that have a significant deleterious effect on, Alkermes, Mr. Landine shall be entitled to receive a payment equal to 100% of his then-current base salary for a period of six months.



      Messrs. Pops and Landine have been granted LSARs in connection with a portion of the stock options previously granted to them. Each LSAR provides that after the occurrence of one of several triggering events, including a reorganization or merger of Alkermes, a sale of the assets of Alkermes or the acquisition by a person or group of more than 51% of the common stock, Messrs. Pops and Landine will receive an amount in cash equal to the amount by which the fair market value per share of Common Stock issuable upon exercise of the option on the date such a triggering event occurs exceeds the exercise price per share of the option to which the LSAR relates. A triggering event shall be deemed to have occurred only when the fair market value of the shares subject to the underlying option exceeds the exercise price of such option. When a triggering event occurs, the related option will cease to be exercisable.



      Alkermes has entered into change-in-control agreements with each of Messrs. Pops, Broecker, Frates and Landine and Dr. Wright. Under the terms of these agreements, each of the aforementioned executives are entitled to receive certain compensation and benefits in the event of a "change-in-control" of Alkermes, which, in summary, is defined as: the acquisition by a person, entity or group (with certain exceptions) of beneficial ownership of 50% or more of the Common Stock; a change in a majority of the incumbent directors on the Board of Directors; a reorganization, merger or consolidation of Alkermes; or a liquidation, dissolution or sale of all or substantially all of the assets of Alkermes.



      In the event of a change-in-control, each of Messrs. Pops, Broecker, Frates and Landine and Dr. Wright will be entitled to continue their employment with Alkermes for a period of two years following the change-in-control at a monthly base salary at least equal to the highest monthly base salary paid to him by Alkermes in the twelve-month period immediately preceding the change-in-control, an annual cash bonus at least equal to the annual bonus paid to him for the last calendar year prior to the change-in-control and continued participation in Alkermes' welfare and benefit plans.



      In the event Alkermes terminates any of these executives without cause during such two-year period or if any of these executives terminates his employment for "good reason" (e.g., material diminution in the executive's responsibilities, assignment to the executive of responsibilities not consistent with his position or transfer of the executive to a location more than 40 miles from his then current place of employment) each is entitled to receive a prorated bonus (based upon the prior year's annual bonus) for the year in which the date of termination occurs. Additionally, each of Messrs. Broecker, Frates and Landine and Dr. Wright will receive a lump sum payment equal to the executive's base salary plus his annual bonus for the last calendar year before the date of termination and continued participation in the Alkermes' welfare and benefit plans (or reimbursement therefor) for one year following the date of termination; Mr. Pops will receive a lump sum payment equal to two times his base salary plus his annual bonus for the last calendar year before the date of termination and continued participation in Alkermes' welfare and benefit plans (or reimbursement therefor) for two years following the date of termination. Each executive is also entitled to a "gross-up payment" equal to the excise tax imposed upon the severance payments under the change-in-control agreement in the event any payment or benefit to the executive, whether pursuant to the change-in-control agreement or otherwise, is considered an "excess parachute payment" and subject to an excise tax under the Internal Revenue Code.



      COMPENSATION OF DIRECTORS



      In June 2002, the Board of Directors determined, after analyzing board compensation paid by comparable biotechnology and pharmaceutical companies, that it was in the best interests of Alkermes to change the manner in which it compensates its non-employee directors. Under the terms of the new compensation arrangement, non-employee directors will not receive any options to purchase shares of common stock except for the yearly grant of options to purchase 20,000 shares of Alkermes' common stock. Additionally, as of the date of the July 29, 2002 annual meeting of shareholders, each of Floyd E. Bloom, Alexander Rich and Paul Schimmel no longer receive consulting fees from Alkermes that were previously paid to such directors. Mr. Wall continues to receive $6,667 per month for work that he performs for Alkermes outside of his capacity as a director. Each non-employee director now receives:



      -     an annual retainer fee of $15,000;



      - an attendance fee of $1,500 per Board of Directors' meeting and $750 for each telephonic Board of Directors' meeting;



      - an attendance fee of $500 for each committee meeting, if such meeting is held on a date other than a date on which a Board of Directors' meeting is held and $250 for each telephonic committee meeting;



      - options to purchase 20,000 shares of Alkermes common stock on the date of Alkermes' annual meeting of shareholders; and



      - reimbursement for all reasonable travel expenses incurred in connection with Board of Directors' meetings and meetings of committees of the Board of Directors.



      COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION



      During the last fiscal year, the Compensation Committee consisted of John
K. Clarke, Paul Schimmel and Michael A. Wall. The Compensation Sub-Committee consisted of John K. Clarke and Paul Schimmel. Mr. Wall is a consultant to Alkermes and receives the consulting fees described above under "Compensation of Directors."



      REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION



      The Compensation Committee (the "Committee") is responsible for reviewing and establishing the cash compensation of, and the Compensation Sub-Committee (the "Sub-Committee") is responsible for reviewing and establishing compensation in the form of stock options and restricted common stock awards to, Alkermes' executive officers.



      Executive Compensation Policies



      The Company's executive compensation program is designed to attract, retain and motivate experienced and well-qualified executive officers who will promote the Company's research and product development and commercialization efforts. In establishing executive compensation levels, the

Committee is guided by a number of considerations. Because the Company is still in the process of developing its portfolio of product candidates, and because of the volatile nature of biotechnology stocks, the Committee believes that traditional performance criteria, such as revenue growth, net income, profit margins and share price are inappropriate for evaluating and rewarding the efforts of the Company's executive officers. Rather, the Committee bases executive compensation on the achievement of certain product development, corporate partnering, financial, strategic planning and other goals of the Company and the executive officers. In establishing compensation levels, the Committee also evaluates each officer's individual performance using certain subjective criteria, including an evaluation of each officer's initiative, contribution to overall corporate performance and managerial ability. No specific numerical weight is given to any of the above-noted subjective or objective performance criteria. In making its evaluations, the Committee consults on an informal basis with other members of the Board of Directors and, with respect to officers other than the Chief Executive Officer, reviews the recommendations of the Chief Executive Officer.



      Another consideration which affects the Committee's decisions regarding executive compensation is the high demand for well-qualified personnel in the biotechnology industry. Given such demand, the Committee strives to maintain compensation levels which are competitive with the compensation of other executives in the industry. To that end, the Committee reviews data obtained from a generally available outside survey of compensation and benefits in the biotechnology industry, an internally prepared survey based on peer biotechnology companies' proxy statements and personal knowledge regarding executive compensation at comparable companies.



      A third factor which affects compensation levels is the Committee's belief that stock ownership by management is beneficial in aligning management's and shareholders' interests in the enhancement of shareholder value. In accordance with such belief, the Sub-Committee seeks to provide a significant portion of executive compensation in the form of stock options. The Sub-Committee has not, however, targeted a range or specific number of options for each executive position. Rather, it makes its decisions based on the above-mentioned surveys and the general experience of the Sub-Committee members.



      Compensation Mix



      The Company's executive compensation packages generally include three components: base salary; a discretionary annual cash bonus; and stock options and restricted common stock awards. The Committee generally reviews and establishes the base salary and bonus of each executive officer at of the end of each calendar year.



      Base Salary



      The Committee seeks to establish base salaries which are competitive for each position and level of responsibility with those of executive officers at various other biotechnology companies of comparable size and stage of development.



      Discretionary Cash Bonus



      The Committee believes that discretionary cash bonuses are useful on a case by case basis to motivate and reward executive officers. Bonuses for executive officers are not guaranteed, but are awarded from time to time, generally annually, only in the discretion of the Committee; cash bonuses are used to bring annual cash compensation into a competitive range with comparable positions at comparable companies. Criteria for bonuses for executive officers range from success in attracting capital to success in conducting clinical trials, entering into new and expanded collaborations and establishing the Company's manufacturing capabilities.

      Stock Options and Restricted Common Stock Awards



      Grants of stock options and awards of restricted common stock awards under the Company's equity compensation plans are designed to promote the identity of the long-term interests between the Company's executives and its shareholders and to assist in the retention of executives. Since stock options granted by the Company generally become exercisable over a four-year period and forfeiture provisions with respect to restricted common stock awards lapse over a two-year period, their ultimate value is dependent upon the long-term appreciation of the Company's stock price and the executive's continued employment with the Company. In addition, grants of stock options and awards of restricted common stock awards may result in an increase in executive officers' equity interests in the Company, thereby providing such persons with the opportunity to share in the future value they are responsible for creating.



      When granting stock options and awarding restricted common stock, the Sub-Committee considers the relative performance and contributions of each officer compared to that of other officers within the Company with similar levels of responsibility. The number of options and awards granted to each executive officer is generally determined by the Sub-Committee on the basis of data obtained from a generally available outside survey of stock option grants and restricted common stock awards in the biotechnology industry, an internally prepared survey of peer biotechnology companies' proxy statements and personal knowledge of the Sub-Committee members regarding executive stock options and restricted common stock awards at comparable companies.



      Section 162(m) of the Code limits the deductibility of annual compensation over $1 million to the Chief Executive Officer and the other Named Executive Officers unless certain conditions are met. The Company's Chief Executive Officer and the other Named Executive Officers have not received annual compensation over $1 million, and the Company has not yet determined what measures, if any, it should take to comply with Section 162(m).



      Compensation of the Chief Executive Officer



      In establishing Mr. Pops' compensation package, the Committee seeks to maintain a level of total current compensation that is competitive with that of chief executives of certain other companies in the biotechnology industry at comparable stages of development. In addition, in order to align Mr. Pops' interests with the long-term interests of the Company's shareholders, the Committee and the Sub-Committee attempt to make a significant portion of the value of his total compensation dependent on the long-term appreciation of the Company's stock price.



      At the Company's current stage of development, the Committee believes that Mr. Pops' performance as Chief Executive Officer of the Company must be evaluated almost exclusively using subjective criteria, including the Committee's evaluation of the Company's progress in attracting and retaining senior management, identifying new product candidates, identifying and securing corporate collaborators for the development of product candidates, identifying and acquiring new proprietary product development and technology opportunities, identifying and acquiring companies with interesting technology and product candidates, advancing the Company's existing product candidates through the complex drug development and regulatory approval process and raising the necessary capital to fund its research and development efforts and manufacturing capabilities.



      In evaluating and establishing Mr. Pops' current compensation package, the Committee considered the following accomplishments of the Company during calendar 2001:

      In January 2001, Genentech, Inc. and the Company announced their decision to continue clinical development of Nutropin Depot in adults with growth hormone deficiency by proceeding with a Phase III clinical trial of Nutropin Depot in growth hormone deficient adults.



      In February 2001, Janssen Pharmaceutica and the Company announced the successful completion of two multi-center Phase III clinical trials on Risperdal Consta, an intra-muscular long-acting injectable formulation of the anti-psychotic drug Risperdal (risperidone), which utilizes the Company's Medisorb technology. Also, the Company announced the hiring of David A. Broecker, formerly with Eli Lilly & Company, as Chief Operating Officer of the Company.



      In March 2001, Amylin Pharmaceuticals, Inc. and the Company initiated the first Phase I study of AC2993 LAR, a long-acting release formulation of Amylin's drug candidate AC2993 (synthetic exendin-4), which is being developed by Amylin as a potential treatment for type 2 diabetes.



      In April 2001, Eli Lilly and Company and Alkermes announced the signing of a mutually exclusive agreement for the development of inhaled formulations of insulin and other products for the treatment of diabetes.



      In May 2001, Serono S.A. and the Company announced their intention to proceed with the clinical development of a novel, long-acting formulation of recombinant human follicle stimulating hormone (r-hFSH) for the treatment of infertility based on Alkermes' ProLease injectible sustained-release drug delivery technology.



      In August 2001, Janssen Pharmaceutica Products, LP filed a new drug application for Risperdal Consta with the FDA and commenced submitting similar filings with health authorities worldwide.



      In September 2001, the Company and GlaxoSmithKline announced the successful completion of the first clinical trial of a respiratory drug formulation pursuant to their collaboration.



      In October 2001, Janssen Pharmaceutica and the Company signed an agreement providing for the expansion of the Company's manufacturing capacity for production of Risperdal Consta, which agreement included certain financial guarantees.



      In December 2001, the Company presented positive results of a Phase II clinical trial of Vivitrex (Medisorb naltrexone) for alcohol dependency at the Annual Meeting of the American College of Neuropsychopharmacology. Additionally, the Company invested $100 million in Reliant Pharmaceuticals, LLC and formed a strategic alliance with Reliant to explore collaborations, marketing or co-marketing of products and the co-development of new product candidates.



      During the year, the Company also initiated a number of feasibility programs with partners and on internal programs that were not disclosed publicly.



      Given the significant role played by Mr. Pops in each of the above-noted accomplishments, the Committee increased Mr. Pops' annual base salary effective January 1, 2002 from $428,000 to $475,000 and granted Mr. Pops a cash bonus of $200,000. As additional recognition of Mr. Pops' efforts in calendar 2001, and in furtherance of the Sub-Committee's belief that a significant portion of Mr. Pops' total compensation should be dependent on the long-term appreciation of the Company's stock price, in October 2001, the Sub-Committee granted Mr. Pops options to purchase 250,000 shares of Common Stock and in November 2001, the Sub-Committee awarded Mr. Pops 70,000 shares of restricted Common Stock, which award vests annually over a two-year period. The Committee and Sub-Committee believe that each of these actions was particularly appropriate given Mr. Pops' performance during calendar 2001 and in order to maintain his compensation at a competitive level compared to that of the chief executive officers of other similarly sized and positioned biotechnology companies.



                                             Compensation Committee

                                             John K. Clarke       Paul Schimmel
                                             Michael A. Wall


                                             Compensation Sub-Committee

                                             John K. Clarke       Paul Schimmel




                              CERTAIN TRANSACTIONS



STOCK OPTIONS



      During the last fiscal year, executive officers and non-employee directors were granted common stock awards and options to purchase shares of common stock pursuant to Alkermes' 1991 Restricted Common Stock Award Plan, 1999 Stock Option Plan, 1998 Equity Incentive Plan and Stock Option Plan for Non-Employee Directors.



EXECUTIVE OFFICER LOANS



     In the calendar year 2001, Alkermes, Inc. made two loans to David A. Broecker in connection with hiring him as its new Chief Operating Officer. The first loan, made in February 2001 in the principal amount of $300,000, was amended to extend its maturity date to May 31, 2003 or, if earlier, upon termination of Mr. Broecker's employment. The first loan does not bear interest. The second loan, made in June 2001 in the principal amount of $300,000, bears interest at the prime rate. Twenty percent of the principal of and accrued interest on the second loan will be forgiven annually on Mr. Broecker's employment anniversary, or in full upon a change-in-control of Alkermes, so long as he continues to be employed by Alkermes, Inc. Any balance of the second loan remaining upon the termination of Mr. Broecker's employment must be paid in full.

                                PERFORMANCE GRAPH



     The following graph compares the yearly percentage change in the cumulative total shareholder return on our common stock for the last five fiscal years, with the cumulative total return on the NASDAQ Stock Market (U.S.) Index and the NASDAQ Pharmaceutical Index, which includes biotechnology companies. The comparison assumes $100 was invested on March 31, 1997, in our common stock and in each of the foregoing indices and further assumes reinvestment of any dividends. Alkermes, Inc. did not declare or pay any dividends on its common stock during the comparison period.



                              [PERFORMANCE GRAPH]

                                      NASDAQ Stock             NASDAQ
                Alkermes, Inc.    Market (U.S.) Index   Pharmaceutical Index

3/31/1997          100.00               100.00                 100.00
3/31/1998          177.69               151.58                 119.23
3/31/1999          194.64               204.75                 151.12
3/30/2000          660.71               380.32                 318.79
3/31/2001          313.40               152.10                 240.03
3/31/2002          372.29               153.18                 247.12



                      EQUITY COMPENSATION PLAN INFORMATION



                             (a)                  (b)                     (c)
                                                                 NUMBER OF SECURITIES
                                                                  REMAINING AVAILABLE
                                                                  FOR FUTURE ISSUANCE
                    NUMBER OF SECURITIES      WEIGHTED AVERAGE       UNDER EQUITY
                     TO BE ISSUED UPON       EXERCISE PRICE OF    COMPENSATION PLANS
                        EXERCISE OF             OUTSTANDING      (EXCLUDING SECURITIES
                    OUTSTANDING OPTIONS,     OPTIONS, WARRANTS,   REFLECTED IN COLUMN
  PLAN CATEGORY     WARRANTS, AND RIGHTS         AND RIGHTS               (a))
---------------------------------------------------------------------------------------
Equity Compensation
  Plans Approved by      10,504,684               $20.03               2,500,165
   Security Holders

Equity Compensation
 Plans not Approved         859,464               $17.49                 162,150
by Security Holders

              Total      11,364,148               $19.84               2,662,315



     The above share and share price information is as of July 19, 2002. For a description of the material features of the 1998 Equity Incentive Plan, which was adopted by AIR prior to its acquisition by the Company and is the only equity compensation plan not approved by the Company's shareholders, please see
Note 12 to the Company's Consolidated Financial Statements for the year ended March 31, 2002, contained in this prospectus.

                      MANAGEMENT AND PRINCIPAL SHAREHOLDERS



     The following table sets forth certain information regarding the ownership of our common stock as of November 18, 2002 by: (i) each person who is known by Alkermes, Inc. ("Alkermes") to be the owner of 5% or more of the outstanding shares of common stock; (ii) each director of Alkermes; (iii) each of the Named Executive Officers; and (iv) all the directors and executive officers of Alkermes as a group.



                                                                  NUMBER OF SHARES            PERCENTAGE
                                                                 BENEFICIALLY OWNED      BENEFICIALLY OWNED (1)
                                                                 ------------------      ----------------------
Citigroup Inc. (2)........................................           10,162,222                  15.79%
     425 Park Avenue
     New York, NY  10043
T. Rowe Price Associates, Inc. (3)........................            7,490,454                  11.64%
     100 E. Pratt Street
     Baltimore, MD  21202
Floyd E. Bloom (4)........................................              285,375                     *
Robert A. Breyer (5)......................................              411,025                     *
John K. Clarke (6)........................................              123,936                     *
Richard F. Pops (7).......................................            1,304,370                   1.99%
Alexander Rich (8)........................................              423,400                     *
Paul Schimmel (8).........................................              462,600                     *
Michael A. Wall (8).......................................              814,450                   1.26%
David A. Broecker (9).....................................              142,500                     *
James L. Wright (10)......................................              208,859                     *
James M. Frates (11)......................................              309,000                     *
Michael J. Landine (12)...................................              274,300                     *
All directors and executive officers as a group (12 persons)
(13)......................................................            4,978,757                   7.42%


----------

      * Represents less than one percent (1%) of the outstanding shares of common stock.



      (1) As of November 18, 2002, there were 64,374,993 shares of common stock outstanding.



      (2) Represents shares over which Salomon Smith Barney Inc., Salomon Brothers Holding Company Inc., Salomon Smith Barney Holdings Inc. and/or Citigroup Inc. have shared voting and dispositive power. Includes shares that may be received upon conversion of the existing notes. The holdings are as of December 31, 2001.



      (3) These securities are owned by various individual and institutional investors for which T. Rowe Price Associates, Inc. ("Price Associates") serves as investment advisor with power to direct investments and/or sole power to vote the securities. Includes shares that may be received upon conversion of the existing notes. For purposes of the securities laws, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is the beneficial owner of such securities. The holdings are as of May 10, 2002.



      (4) Includes 210,375 shares of common stock held by The Corey Bloom Family Trust, of which Dr. Bloom is a Trustee. Also includes, 75,000 shares of common stock subject to options which are exercisable.



      (5) Includes 309,743 shares of common stock subject to options which are exercisable or will become exercisable within 60 days of November 18, 2002.



      (6) Includes 95,000 shares of common stock subject to options which are exercisable.



      (7) Includes 1,062,354 shares of common stock subject to options which are exercisable or which will become exercisable within 60 days of November 18, 2002.



      (8) Includes 75,000 shares of common stock subject to options which are exercisable.



      (9) Consists of 137,500 shares of common stock subject to options which are exercisable or which will become exercisable within 60 days of November 18, 2002.




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


      (10) Consists of 203,859 shares of common stock subject to options which are exercisable or which will become exercisable within 60 days of November 18, 2002.



      (11) Includes 279,583 shares of common stock subject to options which will become exercisable within 60 days of November 18, 2002.



      (12) Includes 168,000 shares of common stock subject to options which will become exercisable within 60 days of November 18, 2002.



      (13) Includes 2,712,918 shares of common stock subject to options which are exercisable or which will become exercisable within 60 days of November 18, 2002. Also includes 210,375 shares of common stock held in trust.




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
                          DESCRIPTION OF CAPITAL STOCK


         Alkermes, Inc. is authorized to issue 165,000,000 shares of capital stock, $0.01 par value per share, of which 160,000,000 shares have been designated as common stock par value $0.01 per share, 64,356,696 of which are issued and outstanding as of November 8, 2002; 3,000,000 shares have been designated as preferred stock, par value $0.01 per share, none of which are issued and outstanding; 450,000 shares have been designated as non-voting common stock, 382,632 of which are issued and outstanding as of November 8, 2002; and 1,550,000 shares are undesignated capital stock. The following description of Alkermes, Inc. capital stock is subject to and qualified in its entirety by the provisions of Alkermes, Inc.'s Third Amended and Restated Articles of Incorporation and Amended and Restated Bylaws and by the provisions of applicable Pennsylvania law. As used in this description, the words "we," "us" or "our" do not include any current or future subsidiary of Alkermes, Inc.


COMMON STOCK

         The majority of our authorized capital stock consists of common stock, par value $.01 per share. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. Subject to preferences applicable to any series or class of capital stock with superior dividend rights that may be outstanding, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor.

         In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any series or class of capital stock with superior liquidation rights that may be outstanding. The outstanding shares of common stock are, and the common stock to be issued upon conversion of the new notes will be, fully paid and nonassessable. No pre-emptive rights, conversion rights, redemption rights or sinking fund provisions are applicable to the common stock.

         The 1988 Pennsylvania Business Corporation Law, as amended, ("1988 BCL") includes certain shareholder protection provisions, which apply to us.

         The following is a description of those provisions of the 1988 BCL that apply to us and that may have an anti-takeover effect. This description of the 1988 BCL is only a summary thereof, does not purport to be complete and is qualified in its entirety by reference to the full text of the 1988 BCL.

                  (i) Upon a control-share acquisition (acquiring person acquires or proposes to acquire 20%, 33 1/3% or 50% or more of the voting power of our common stock) the 1988 BCL operates to suspend the voting rights of the control shares (the newly acquired shares upon such an acquisition, plus any shares acquired within 180 days of exceeding a threshold) held by an acquiring person upon a control share acquisition. The acquiring person can regain his right to vote such control shares upon the approval of a majority of the outstanding disinterested shares and a majority of all common stock.


                  (ii) The disgorgement provisions require a controlling person (a person who acquired, offered to acquire or publicly disclosed the intention of acquiring at least 20% of the voting power of Alkermes, Inc.) to disgorge "greenmail" profits, or profits realized from the disposition of our securities within 18 months after becoming a controlling person and the security was acquired by the controlling person within 24 months before or 18 months after becoming a controlling person.



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

                  (iii) The control transaction provisions of the 1988 BCL allow holders of voting shares of a corporation to "put" their stock to an acquiror for fair value in the event of a control transaction (the acquisition of 20% of voting power over our common stock). Fair value is defined as not less than the highest price paid by the acquiror during a certain 90-day period.



                  (iv) An interested shareholder (the beneficial owner of 20% of the voting stock either of a corporation or of an affiliate of the corporation who was at any time within the five-year period immediately prior to the date in question the beneficial owner of 20% of the voting stock of the corporation) cannot engage in a business combination with the corporation for a period of five years unless: (a) the board approves the business combination prior to the interested shareholder becoming such or approves the acquisition of shares in advance, or (b) if the interested shareholder owns 80% of such stock, the business combination is approved by a majority of the disinterested shareholders and the transaction satisfies certain "fair price" provisions. After the five-year period, the same restrictions apply, unless the transaction either is approved (a) by a majority of the disinterested shareholders and satisfies the fair price provisions or (b) by all shareholders.


                  (v) Corporations may adopt shareholders' rights plans with discriminatory provisions (sometimes referred to as poison pills) whereby options to acquire shares or corporate assets are created and issued which contain terms that limit persons owning or offering to acquire a specified percentage of outstanding shares from exercising, converting, transferring or receiving options and allows the exercise of options to be limited to shareholders or triggered based upon control transactions. Such poison pills take effect only in the event of a control transaction. Pursuant to the 1988 BCL, such poison pills may be adopted by the Board without shareholder approval.

                  (vi) Shareholders of a corporation do not have a statutory right to call special meetings of shareholders or to propose amendments to the articles under the provisions of the 1988 BCL.

                  (vii) In discharging the duties of their respective positions, the board of directors, committees of the board and individual directors may, in considering the best interests of the corporation, consider to the extent they deem appropriate, (i) the effects of any action upon shareholders, employees, suppliers, customers and creditors of the corporation and the community in which the corporation is located, (ii) the short-term and long-term interests of the corporation, including benefits that may accrue to the corporation from its long-term plans and the possibility that these interests may be best served by the continued independence of the corporation, (iii) the resources, intent and conduct (past, stated and potential) of any person seeking to acquire control of the corporation and (iv) all other pertinent factors. Further, the board of directors, committees of the board and individual directors are not required, in considering the best interests of the corporation or the effects of any action, to regard any corporate interest or the interests of any particular group affected by such action as a dominant or controlling interest or factor. The consideration of the foregoing factors shall not constitute a violation of the applicable standard of care.

NON-VOTING COMMON STOCK

         We have designated 450,000 shares of its capital stock as non-voting common stock of which 382,632 are currently outstanding. The holder of non-voting common stock is not entitled to vote on any matters submitted to a vote of shareholders except for (a) such statutory voting rights provided under the 1988 BCL or (b) any matter submitted to a vote of the shareholders which would amend, alter or repeal


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
any provision of our Articles of Incorporation or the Bylaws so as to adversely affect the rights of the non-voting common stock.

         The holders of non-voting common stock (a) shall be entitled to receive the same dividends or distributions, in cash, shares of stock or other property, as the holders of common stock receive; (b) shall be entitled to the same liquidation rights as, and on a parity with, the holders of common stock; and
(c) shall be entitled to any other rights or privileges as, and on a parity with, the holders of the common stock.

         The non-voting common stock is convertible, at the option of the holder, on a one-for-one basis into common stock. Additionally, each share of non-voting common stock shall automatically be converted into one share of common stock immediately upon the transfer of ownership by the initial holder or an "affiliate" of the initial holder to a third party which is not an "affiliate" of such holder.

PREFERRED STOCK

         Our board of directors has the authority, from time to time and without further action by the shareholders, to divide the designated and unissued preferred stock into one or more classes and one or more series within any class and to make determinations of the designation and number of shares of any class or series and determinations of the voting rights, preferences, limitations and special rights, if any, of the shares of any class or series. The rights, preferences, limitations and special rights of different classes of capital stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions and other matters.

                BOOK-ENTRY SYSTEM - THE DEPOSITORY TRUST COMPANY

         The Depository Trust Company ("DTC") will act as depository for the new notes. The certificates representing the new notes will be in fully registered, global form without interest coupons registered in the name of Cede & Co. (DTC's partnership nominee) or such other name as may be requested by an authorized representative of DTC. Ownership of beneficial interests in a global note will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in a global note will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants).

         So long as DTC or its nominee is the registered owner or holder of the global notes, DTC or such nominee, as the case may be, will be considered the sole record owner or holder of the new notes represented by such global notes for all purposes under the new notes indenture. No beneficial owner of an interest in the global notes will be able to transfer that interest except in accordance with DTC's applicable procedures, in addition to those provided for under the new notes indenture.


         DTC has advised us as follows: DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds the new notes that its participants deposit with DTC. DTC also facilitates the settlement among participants of new notes transactions, such as transfers and pledges, in deposited new notes through electronic computerized book-entry changes in participants' accounts, thereby eliminating the need for physical movement of new notes certificates. Participants include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. DTC is owned by a number of its participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly. The rules applicable to DTC and its participants are on file with the SEC.

         Purchases of new notes under the DTC system must be made by or through participants, which will receive a credit for the new notes on DTC's records. The beneficial ownership interest of each actual purchaser of each new note is in turn to be recorded on the participants' records. Beneficial owners will not receive written confirmation from DTC of their purchase, but they are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the new notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in new notes, except in the event that use of the book-entry system for the new notes is discontinued.

         To facilitate subsequent transfers, all new notes deposited by participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC. The deposit of new notes with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the new notes; DTC's records reflect only the identity of the participants to whose accounts such new notes are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

         Conveyance of notices and other communications by DTC to participants and by participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Beneficial owners of new notes may wish to take certain steps to augment transmission to them of notices of significant events with respect to the new notes, such as redemptions, tenders, defaults, and proposed amendments to the new notes documents. Beneficial owners of new notes may wish to ascertain that the nominee holding the new notes for their benefit has agreed to obtain and transmit notices to beneficial owners, or in the alternative, beneficial owners may wish to provide their names and addresses to the registrar and request that copies of the notices be provided directly to them.

         Payments of the principal of and interest on the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. We understand that DTC's practice is to credit participants' accounts, upon DTC's receipt of funds and corresponding detail information from us or the new notes trustee on payable date in accordance with their respective holdings shown on DTC's records. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participant and not of DTC, the new notes trustee, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions, and dividends to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is our responsibility or the responsibly of the new notes trustee, disbursement of such payments to participants shall be the responsibility of DTC, and disbursement of such payments to the beneficial owners shall be the responsibility of participants.

         We will send any redemption notices to Cede & Co. We understand that if less than all of the new notes are being redeemed, DTC's practice is to determine by lot the amount of the holdings of each


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
participant to be redeemed. We also understand that neither DTC nor Cede & Co. will consent or vote with respect to the new notes. We have been advised that under its usual procedures, DTC will mail an "omnibus proxy" to us as soon as possible after the record date. The omnibus proxy assigns Cede & Co.'s consenting or voting rights to those participants to whose accounts the new notes are credited on the record date identified in a listing attached to the omnibus proxy.

         A beneficial owner shall give notice to elect to have its new notes purchased or tendered, through its participant, to the new notes trustee, and shall effect delivery of such new notes by causing the participant to transfer the participant's interest in the new notes, on DTC's records, to the new notes trustee. The requirement for physical delivery of new notes in connection with an optional tender or a mandatory purchase will be deemed satisfied when the ownership rights in the new notes are transferred by participants on DTC's records and followed by a book-entry credit of tendered new notes to the new notes trustee DTC account.

         DTC may discontinue providing its services as new notes depositary with respect to the new notes at any time by giving reasonable notice to us or the new notes trustee. If DTC is at any time unwilling or unable to continue as a depositary for the global notes and a successor depositary is not appointed within 90 days, we will issue definitive, certificated original new notes in exchange for the global notes.

         The information in this section concerning DTC and DTC's book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

                 UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

         The following is a summary of the material United States federal income tax consequences relating to the exchange offer and the ownership and disposition of the new notes and common stock received upon a conversion of new notes. This discussion does not purport to address all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their personal circumstances and the U.S. federal income tax consequences to certain types of holders subject to special treatment under the Internal Revenue Code of 1986 (the "Code"). This discussion does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction, or under U.S. federal estate or gift tax laws (except as specifically described below with respect to non-U.S. holders). In addition, this discussion does not address all tax considerations that may be applicable to a holder's particular circumstances or to holders that may be subject to special tax rules: holders subject to the alternative minimum tax; banks, insurance companies, or other financial institutions; foreign persons or entities (except to the extent specifically set forth below); tax-exempt organizations; dealers in securities or commodities; traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; holders whose "functional currency" is not the U.S. dollar; holders that hold the existing notes or the new notes as a position in a hedging transaction, "straddle," "conversion transaction" or other risk reduction transaction; or persons deemed to sell the existing notes or the new notes under the constructive sale provisions of the Code. The discussion assumes that the existing notes are held, and the new notes will be held, as "capital assets" within the meaning of Section 1221 of the Code. The discussion also assumes that the new notes will be treated as debt for U.S. federal income tax purposes.

         This discussion is based upon provisions of the Code, the Treasury Regulations, and judicial and administrative interpretations of the Code and Treasury Regulations, all as in effect as of the date hereof, and all of which are subject to change (possibly on a retroactive basis) or different interpretation. There can be no assurance that the Internal Revenue Service (the "Service") will not challenge one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the Service with respect to the U.S. federal income tax consequences of the exchange offer.

         As used herein, a "U.S. holder" means a beneficial owner of existing notes or new notes received in the exchange offer that is a citizen or resident (within the meaning of Section 7701(b) of the Code) of the United States, a corporation (including a non-corporate entity taxable as a corporation), formed under the laws of the U.S. or any political subdivision thereof, an estate the income of which is subject to U.S. federal income taxation regardless of its source and a trust subject to the primary supervision of a court within the United States and the control of a United States fiduciary as described in
Section 7701(a)(30) of the Code or any other person whose income or gain with respect to a new note is effectively connected with the conduct of a U.S. trade or business. If an entity treated as a partnership for Federal income tax purposes holds existing or new notes, the tax treatment of a partner depends upon the status of the partner and the activities of the partnership. A "non-U.S. holder" is any beneficial owner of existing notes or new notes other than a U.S. holder.

         We intend to treat the new notes as indebtedness for U.S. federal income tax purposes. Such characterization is binding on us (but not the Service or a court). Each holder of a new note also must treat the new notes as indebtedness unless the holder makes adequate disclosure on its income tax return; however, by participating in the exchange, a holder of a new note agrees to treat the new note as indebtedness under these rules.

         INVESTORS CONSIDERING THE EXCHANGE OF EXISTING NOTES IN THE EXCHANGE OFFER OR PURCHASING NEW NOTES IN THE CASH OFFER ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THEIR PARTICULAR TAX CONSEQUENCES OF THE EXCHANGE OFFER AND THE OWNERSHIP AND DISPOSITION OF THE NEW NOTES UNDER FEDERAL AND APPLICABLE STATE, LOCAL AND FOREIGN TAX LAWS.

TREATMENT OF EXCHANGE OFFER

         The tax treatment of a U.S. holder's exchange of existing notes for new notes pursuant to the exchange offer will depend on whether that exchange is treated as a "recapitalization" as provided in Section 368(a)(1)(E) of the Code. The exchange will be treated as a recapitalization only if both the existing notes and the new notes constitute "securities" within the meaning of the provisions of the Code governing reorganizations. This, in turn, depends upon the facts and circumstances surrounding the origin and nature of these debt instruments and upon the interpretation of numerous judicial decisions.

         If the exchange of existing notes for new notes constitutes a recapitalization, since the principal amount of the existing notes exceeds the principal amount of the new notes, a U.S. holder: (a) will not recognize gain or loss on the exchange; (b) will have a tax basis in the new notes equal to the U.S. holder's adjusted tax basis in the existing notes exchanged for the new notes; and (c) will have a holding period for the new notes that includes the period during which the U.S. holder held the existing notes. A U.S. holder who receives cash for a fractional new note, generally will recognize gain or loss on the payment for such fractional new note. See "Tax Treatment of the Ownership and Disposition of New Notes and Common Stock - Sale, exchange or retirement of the new notes" below for a more complete discussion of the treatment of any such payment.

         If the exchange of existing notes for new notes does not constitute a recapitalization, a U.S. holder: (a) generally will recognize gain or loss on the exchange of existing notes for new notes equal to the difference between (i) the issue price of the new notes received (which, since the new notes will be publicly traded as defined in the regulations under Code Section 1273, will be the fair market value of the new notes on the issue date) and (ii) the U.S. holder's adjusted tax basis in the existing notes; (b) will have a tax basis in the new notes equal to the fair market value of the new notes; and (c) will have a holding period for the new notes commencing on the day after the expiration date. Any gain or loss recognized by a U.S. holder will be long-term capital gain or loss if the U.S. holder has held the existing notes as capital assets for more than one year, except to the extent attributable to accrued interest which


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
will be taxable as ordinary income. However, under the market discount rules, any gain recognized by a U.S. holder will be ordinary income to the extent of any accrued market discount which has not previously been included in income.

         A non-U.S. holder generally will not recognize gain or loss for U.S. federal income tax purposes on the exchange of existing notes for new notes, except in the instances comparable to those described in "Non-U.S. holders--Gain on disposition of the new notes and common stock" with respect to sales of the new notes and common stock.

         For tax purposes, the exchange generally should be considered to take place on the expiration date.

TAX TREATMENT OF THE OWNERSHIP AND DISPOSITION OF NEW NOTES AND COMMON STOCK

         Stated interest and original issue discount on the new notes


         As described above, the new notes provide that we may pay stated interest on the notes by delivering shares of our common stock equal to the number obtained by dividing the interest due by 90% of the average of the common stock's closing price for each of the five trading days immediately preceding the second trading day prior to the interest payment date. If we elect this option, the amount of interest received by a U.S. holder of a new note on any interest payment date may not exactly equal the note's stated return. It is possible that the Service could seek to analyze the U.S. federal income tax consequences of owning a new note under Treasury Regulations governing contingent payment debt instruments (the "Contingent Payment Debt Regulations"). As discussed below under "Potential contingent payment treatment," we intend to take the position that the Contingent Debt Regulations do not apply to the new notes. The discussion in this section assumes such regulations do not apply to the new notes.


         The stated interest on the existing notes will be includable in a U.S. holder's gross income as ordinary income for U.S. federal income tax purposes at the time it is paid or accrued in accordance with the U.S. holder's regular method of tax accounting. In addition, if any interest is paid in our common stock, a U.S. holder's interest income will be equal to the fair market value of the stock received on the payment date.

         We do not anticipate that the new notes will be issued with original issue discount. As a result, we anticipate that a U.S. holder will not be subject to tax on original issue discount but instead will be subject to tax only on stated interest (or our shares received as interest) on the new notes. If, however, the issue price of the new notes, which for this purpose is their fair market value, is determined to be significantly less than the stated redemption price at maturity of the new notes so that the original issue discount on the new notes is not considered to be de minimis, the U.S. federal income tax consequences set forth below will apply.

         The amount of original issue discount on a debt instrument generally is equal to the difference between the stated redemption price at maturity of the debt instrument and the debt instrument's issue price. However, if the original issue discount on a debt instrument is less than 1/4 of 1 percent of the stated redemption price at maturity of the debt instrument multiplied by the number of complete years to maturity, the original issue discount on the debt instrument is considered de minimis and will be deemed to be zero. The stated redemption price at maturity of a debt instrument will equal the sum of all amounts provided under the debt instrument, regardless of whether denominated as principal or interest, other than "qualified stated interest" payments. For such purposes, "qualified stated interest" generally means stated interest that is unconditionally payable in cash or property, other than debt instruments of the issuer, at


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
least annually at a single fixed rate. The stated interest on the new notes will constitute "qualified stated interest."

         A U.S. holder, other than holders with amortizable bond premium or offsetting acquisition premium, must include any original issue discount on the new notes as ordinary interest income as it accrues (in advance of the receipt of any cash payments attributable to such income) in accordance with a constant yield method based on a compounding of interest, regardless of such U.S. holder's regular method of tax accounting. Subject to making an appropriate election, a U.S. holder generally will be permitted to include all interest that accrues or is to be paid on the new notes in income under the constant yield method applicable to original issue discount, subject to certain limitations and exceptions.

         Potential contingent payment debt treatment


         For purposes of the Contingent Payment Debt Regulations, a payment is not a contingent payment if the payment is subject to a remote or incidental contingency. A contingency is "remote" if there is a remote likelihood that the contingency will occur. A contingency is "incidental" if the potential amount of the payment under all reasonably anticipated market conditions is insignificant relative to the total expected payments on the debt instrument. Payments on a debt instrument are not contingent merely because the instrument is convertible into stock of the issuer. Where an option is exercisable by an issuer of notes, original issue discount initially will be calculated based on the assumption that the issuer will take the position that minimizes the yield on such debt instruments.


         We intend to take the position that the possibility of payment of one or more interest payments in stock is either remote or incidental. In the alternative, because the yield on the new notes would likely increase if we exercise the option to pay in stock, we believe that our option to pay in stock should be disregarded at the outset. The Service could, however, adopt a different position and assert that contingent original issue discount should be imputed on the new notes, and such position could potentially be sustained. As a result, the amount includible in income by U.S. holders could be increased as described above. If we actually do exercise our option to pay in stock, the new notes will be deemed reissued with a new payment schedule which could have a similar result of increasing the amount includible in income by U.S. holders.

         Our determination that a contingency is either remote or incidental is binding on all holders.

         Amortizable bond premium and acquisition premium

         As discussed above, a U.S. holder's initial tax basis in the new notes will depend in part on the tax treatment of the exchange offer to such U.S. holder, including whether the U.S. holder reports a gain as a result thereof. If a U.S. holder's initial tax basis in the new notes is greater than the stated redemption price at maturity, such U.S. holder generally will not be required to include original issue discount, if any, in income. In addition, such U.S. holder will have "amortizable bond premium" with respect to the new notes, to the extent that the premium is not attributable to the conversion feature on the new note, which may be deductible to the U.S. holder over the term of the new notes.

         If a U.S. holder's initial tax basis in the new notes is greater than the issue price of the new notes but less than the stated redemption price at maturity, such U.S. holder generally will be considered to have "acquisition premium" with respect to the new notes, which may reduce the amount of original issue discount, if any, that the U.S. holder is required to include in income.


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
         Sale, exchange or retirement of the new notes

         A U.S. holder generally will recognize gain or loss on the sale, exchange or retirement of new notes equal to the difference between the amount realized on the sale, exchange or retirement of the new notes and the U.S. holder's adjusted tax basis in the new notes. Any gain or loss recognized on the sale, exchange or retirement of new notes will generally be long-term capital gain or loss if the U.S. holder has held the new notes as capital assets for more than one year, other than amounts attributable to accrued interest. However, under the market discount rules, any gain recognized by a U.S. holder will be ordinary income to the extent of the accrued market discount which has not previously been included in income. For these purposes, if the exchange constitutes a recapitalization, any accrued market discount that the U.S. holder had in the existing notes that had not been previously included in income will be considered to be market discount with respect to the new notes. The amount realized on a redemption by us of a new note for stock is the fair market value of the stock on the redemption payment date. To the extent any cash is received by the holder of a new note in lieu of fractional shares, the cash will be treated as if received in exchange for the fractional share.

         Constructive dividend

         If at any time we make a distribution of property to shareholders that would be taxable to such shareholders as a dividend for U.S. federal income tax purposes and, pursuant to the anti-dilution provisions of the indenture, the conversion rate of the new notes is increased, such increase may be deemed to be the payment of a taxable dividend to U.S. holders of new notes. If the conversion rate is increased at our discretion, this increase may be deemed to be the payment of a taxable dividend to U.S. holders of new notes.

         Conversion of new notes into common stock

         A U.S. holder's conversion of a new note into common stock generally will not be a taxable event. The U.S. holder's tax basis in the common stock received on conversion of new notes will be the same as the U.S. holder's adjusted tax basis in the new notes at the time of conversion, exclusive of any tax basis allocable to a fractional share for which the holder receives cash. The holding period for the common stock received on conversion will include the holding period of the new notes converted. The receipt of cash in lieu of fractional shares of common stock should generally result in capital gain or loss. This capital gain or loss will be measured by the difference between the cash received for the fractional share interest and the U.S. holder's tax basis in the fractional share interest.

         Common stock

         Distributions, if any, paid on the common stock after a conversion, to the extent made from our current or accumulated earnings and profits, will be included in a U.S. holder's income as ordinary income as they are paid. Distributions in excess of our current and accumulated earnings and profits will reduce a U.S. holder's basis for the common stock until the basis is zero and any additional distributions in excess of our current and accumulated earnings and profits will be short term or long term capital gain, depending upon whether the U.S. holder's holding period for the common stock exceeds one year. Gain or loss realized on a sale or exchange of common stock will equal the difference between the amount realized on such sale or exchange and the holder's adjusted tax basis in such stock. Such gain or loss will generally be long-term capital gain or loss if the U.S. holder's holding period in the common stock is more than one year. However, under the market discount rules, any gain recognized by a U.S. holder will be ordinary income to the extent of the accrued market discount that has not previously been included in income. For these purposes, any market discount that the U.S. holder had in the existing notes that carried over to the new notes, and has not been previously included in income, will be considered to be market discount with respect to the common stock.

NON-U.S. HOLDERS

         The following discussion is a summary of the principal U.S. federal income and estate tax consequences resulting from the ownership of the new notes or common stock by non-U.S. holders.

         Withholding tax on payments of principal and interest on new notes

         The payment of principal and interest on new notes to a non-U.S. holder will not be subject to U.S. federal withholding tax if:

         - such interest is not effectively connected with an office or other fixed place of business in the U.S.;

         - the non-U.S. holder does not actually or constructively own 10% or more of the total voting power of all of our voting stock, including any common stock that may be received as a result of the conversion of new notes, and is not a controlled foreign corporation that is related to us within the meaning of the Code; and

         - the beneficial owner of the new notes certifies to us or our agent, under penalties of perjury, that it is not a U.S. holder and provides its name and address on United States Treasury Form W-8 BEN (or a suitable substitute form) or a securities clearing organization, bank or other qualified financial institution that holds customers' securities in the ordinary course of its trade or business (a "financial institution") and holds the new note certifies under penalties of perjury that such a Form W-8 BEN (or suitable substitute form) has been received from the beneficial owner by it or by a financial institution between it and the beneficial owner and furnishes the payor with a copy thereof.

         Gain on disposition of the new notes and common stock

         Provided that we are at no time a United States real property holding corporation within the meaning of Section 897(c) of the Code (a "USRPHC"), a non-U.S. holder generally will not be subject to U.S. federal income tax on gain or income realized on the sale, exchange or redemption of new notes, including the conversion of new notes for common stock, or the sale or exchange of common stock unless in the case of an individual non-U.S. holder:

         - such holder is present in the U.S. for 183 days or more in the year of such sale, exchange or redemption;

         - has a "tax home" in the U.S. and the gain or income is not attributable to an office or other fixed place of business maintained by such non-U.S. holder outside of the U.S.; or

         - the gain from the disposition is attributable to an office or other fixed place of business in the U.S.

         Even if we are determined to be a USRPHC, a non-U.S. holder not described in the preceding sentence will not be subject to U.S. federal income tax on any such gain or income provided that such holder does not actually or constructively own more than 5% of the common stock, including any common stock that may be received as a result of the conversion of new notes and does not own, on any date on which the holder acquires new notes, new notes with an aggregate value of 5% or more of the aggregate value of the outstanding common stock on such date. Under present law we would not at any time within a specified (generally five-year) period be a USRPHC so long as during a specified (generally five-year) period:

         - the fair market value of our U.S. real property interests is less than 50% of the sum of the fair market value of our U.S. real property interests, our interests in real property located outside the U.S. and other of our assets that are used or held for use in a trade or business.

         We believe that we are not presently a USRPHC, but there can be no assurance that we will not become a USRPHC in the future.

         Common stock

         Dividends, if any, paid on the common stock to a non-U.S. holder generally will be subject to a 30% U.S. federal withholding tax, subject to reduction for non-U.S. holders eligible for the benefits of certain income tax treaties. Common stock held by an individual who at the time of death is not a citizen or resident of the U.S. (as specially defined for U.S. federal estate tax purposes) will be included in the individual's gross estate subject to reduction of such estate tax if the individual is eligible for the benefits of an estate tax treaty.

INFORMATION REPORTING AND BACKUP WITHHOLDING

         Payments on the new notes, and payments of dividends on the common stock to certain non-corporate holders generally will be subject to information reporting and possible to "backup withholding" at a rate of 30% (29% in 2003 and 28% beginning January 1, 2004). Information reporting and backup withholding will not apply, however, to payments made on a new note if the certification described under "Non-U.S. Holders - Withholding tax on payments of principal and interest on new notes" above is received, provided in each case that the payor does not have actual knowledge that the holder is a U.S. holder, or to payments made on the common stock if such payments are subject to the 30% or lower rate as described above (or reduced treaty rate) withholding tax described above under "Non-U.S. holders - Common stock."

         Payment of proceeds from the sale of a new note or common stock to or through the U.S. office of a broker is subject to information reporting and backup withholding unless the holder or beneficial owner certifies as to its non-U.S. status or otherwise establishes an exemption from information reporting and backup withholding. Payment outside the U.S. of the proceeds of the sale of a new note or common stock to or through a foreign office of a "broker" (as defined in applicable Treasury Regulations) will not be subject to information reporting or backup withholding, except that, if the broker is a U.S. person, a controlled foreign corporation for U.S. tax purposes or a foreign person 50 percent or more of whose gross income is from a U.S. trade or business, information reporting will apply to such payment unless the broker has documentary evidence in its records that the beneficial owner is not a U.S. holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption.

         Any amounts withheld from a payment to a non-U.S. holder under the backup withholding rules will be allowed as a credit against such holder's U.S. federal income tax, and may entitle such holder to a refund, provided that the required information is furnished to the Service.

TAX CONSEQUENCES TO US

         We anticipate recognizing taxable income from discharge of indebtedness in the amount that the principal amount of the existing notes exchanged for new notes exceeds the issue price (in this instance, fair market value) of the new notes. We have net operating losses and current operating loss carryovers that will off set this income for federal income tax purposes. As a result, we do not anticipate paying any federal income tax; however, we may be required to pay income tax in certain states in which we do business. Also, because we can pay the interest on the new notes, at our option, in shares of our common stock, we will not be able to deduct the interest we pay on the new notes.

                              PLAN OF DISTRIBUTION


         We have engaged U.S. Bancorp Piper Jaffray, Inc. to use its best efforts to find purchasers for any or all of the $50 million of additional new notes, which will be offered to holders of existing notes which are tendered and accepted for exchange in the exchange offer. U.S. Bancorp Piper Jaffray, Inc. is not obligated to take or pay for any of the additional new notes. The purchase price for the additional new notes is 100% of the principal amount of the new notes, plus accrued interest from the issue date. As compensation for its services, we have agreed to pay U.S. Bancorp Piper Jaffray, Inc. a selling commission, payable in cash equal to 3-1/2% of the aggregate principal amount of new notes sold in the cash offer. U.S. Bancorp Piper Jaffray, as placement agent in the cash offer, may allow, and dealers may reallow, a discount not in excess of $8.00 per new note to other dealers. We also will pay U.S. Bancorp Piper Jaffray, Inc. its costs and expenses relating to the performance of its obligation in connection with the offer of additional new notes, including fees and expenses of U.S. Bancorp Piper Jaffray, Inc.'s counsel. We are also paying U.S. Bancorp Piper Jaffray, Inc., a dealer manager fee of up to $1.5 million in connection with the exchange offer which is discussed under the heading "The Exchange Offer -- Fees and Expenses."


         The placement agreement provides that the obligations of U.S. Bancorp Piper Jaffray, Inc. are subject to enumerated conditions.

         U.S. Bancorp Piper Jaffray, Inc. has advised us that it proposes to offer for sale the additional new notes to holders submitting their existing notes in the exchange offer that wish to purchase new notes in addition to those received in exchange for their existing notes.

         Indemnity. The dealer manager agreement and the placement agreement provide that we will indemnify U.S. Bancorp Piper Jaffray, Inc. against certain liabilities, including liabilities under the Securities Act.


         Lock-up agreements. All of our executive officers and directors as of the expiration date of the exchange offer have agreed, for a period of 90 days after the expiration date, not to offer, sell, contract to sell or otherwise transfer, dispose of, loan, pledge, assign or grant (whether with or without consideration and whether voluntarily or involuntarily or by operation of law) any rights to, or interests in, any shares of common stock, any options or warrants to purchase any shares of common stock, any securities convertible into or exchangeable for shares of common stock owned as of the date of this prospectus or subsequently acquired directly by the holders or to which they have or subsequently acquire the power of disposition, without the prior written consent of U.S. Bancorp Piper Jaffray, Inc. Our executive officers and directors also have agreed or will agree not to enter into any transaction (including a derivative transaction) having an economic effect similar to that of a sale of new notes, any shares of common stock or any securities of ours which are substantially similar to the new notes or the shares of common stock or which are convertible into or exchangeable for, or represent the right to receive, shares of common stock or securities that are substantially similar to the shares of common stock, subject to certain exceptions, without the prior consent of U.S. Bancorp Piper Jaffray, Inc. There are no agreements between U.S. Bancorp Piper Jaffray, Inc. and any of our directors and officers providing consent by U.S. Bancorp Piper Jaffray, Inc. to the sale of securities prior to the expiration of the lock-up period.

         Future sales. In addition, we have agreed that during the period of 90 days after the date of this prospectus, we will not, without the prior written consent of U.S. Bancorp Piper Jaffray, Inc., issue, sell, contract to sell or otherwise dispose of any shares of any common stock, any options or warrants to purchase any shares of common stock or any securities convertible into, exercisable for or exchangeable for shares of common stock, other than our sale of new notes in this offering, the issuance of shares of common stock upon the exercise of outstanding options or warrants and the grant of options to purchase shares of common stock under our existing stock and incentive award plans or the issuance of shares of common stock upon conversion of the existing notes and the new notes. We also have agreed not to enter into any transaction (including a derivative transaction) having an economic effect similar to that of an issuance of, any of our securities which are substantially similar to the shares or which are convertible into or exchangeable for, or represent the right to receive, shares or securities that are substantially similar to the shares, subject to certain exceptions, without the prior consent of U.S. Bancorp Piper Jaffray, Inc.

         No prior market for new notes. Prior to this offering, there has been no market for the new notes. Consequently, the offering price for the additional new notes to be sold in this offering was determined through negotiations between us and U.S. Bancorp Piper Jaffray, Inc. Among the factors considered in those negotiations were prevailing market conditions, our financial information, the price of the existing notes, market valuations of other companies that we and U.S. Bancorp Piper Jaffray, Inc. believe to be comparable to us, estimates of our business potential and the present state of our development.

         We do not intend to list the new notes for trading on any securities exchange. We have been advised by U.S. Bancorp Piper Jaffray, Inc. that it presently intends to make a market in the new notes as permitted by applicable laws and regulations. U.S. Bancorp Piper Jaffray, Inc. has no obligation, however, to make a market in the new notes and may discontinue market making at any time without notice.

         Stabilization. We have been advised by U.S. Bancorp Piper Jaffray, Inc. that certain persons participating in this offering may engage in transactions, including stabilizing bids that may have the effect of stabilizing or maintaining the market price of the new notes. Stabilization bids are bids for, or the purchase of, new notes on behalf of U.S. Bancorp Piper Jaffray, Inc. for the purpose of fixing or maintaining the price of the new notes.

                                  LEGAL MATTERS

         Ballard Spahr Andrews & Ingersoll, LLP, Philadelphia, Pennsylvania will pass upon the validity of the new notes. Morris Cheston, Jr., a partner at Ballard Spahr Andrews & Ingersoll, LLP, is corporate secretary of Alkermes. Customary legal matters will be passed upon for the dealer manager by Shearman & Sterling, Washington, D.C. and Testa, Hurwitz & Thibeault, LLP, Boston, Massachusetts.

                                     EXPERTS


         The consolidated financial statements of Alkermes, Inc. and its subsidiaries as of March 31, 2002 and 2001 and for each of the three years in the period ended March 31, 2002, included in this prospectus, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which are included herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The financial statements of Reliant Pharmaceuticals, LLC as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 included in this prospectus have been audited by Arthur Andersen LLP, independent auditors. Because Arthur Andersen LLP has ceased conducting business, we have been unable to obtain Arthur Andersen LLP's written consent to use their report on such financial statements in this prospectus. Accordingly, we have omitted Arthur Andersen LLP's consent in reliance upon Rule 437a under the Securities Act, which permits us to dispense with the requirement to file the written consent of Arthur Andersen LLP under the circumstances. Since Arthur Andersen LLP has not consented to the use of their report in this prospectus, you will not be able to recover against Arthur Andersen LLP under Section 11 of the Securities Act for any untrue statements of a material fact contained in the financial statements of Reliant audited by Arthur Andersen LLP or for any omission to state a material fact required to be stated in those financial statements.

                          INDEX TO FINANCIAL STATEMENTS


                      FINANCIAL STATEMENTS OF ALKERMES, INC.


                                     INDEX

I.    Consolidated Financial Statements (unaudited) for the quarter ended September 30, 2002:
            Consolidated Balance Sheets (Unaudited).............................................................    F-2
            Consolidated Statements of Operations (Unaudited)...................................................    F-3
            Consolidated Statements of Cash Flows (Unaudited)...................................................    F-4
            Notes to Unaudited Consolidated Financial Statements ...............................................    F-5
II. Consolidated Financial Statements for the year ended March 31, 2002:
            Independent Auditors' Report........................................................................    F-10
            Consolidated Balance Sheets.........................................................................    F-11
            Consolidated Statements of Operations and Comprehensive Loss........................................    F-12
            Consolidated Statements of Shareholders' Equity.....................................................    F-13
            Consolidated Statements of Cash Flows...............................................................    F-15
            Notes to Consolidated Financial Statements..........................................................    F-16

              FINANCIAL STATEMENTS OF RELIANT PHARMACEUTICALS, LLC

                                     INDEX

Financial Statements for the year ended December 31, 2001:
            Report of Independent Public Accountants............................................................    F-31
            Balance Sheets......................................................................................    F-32
            Statements of Operations............................................................................    F-33
            Statements of Changes in Members' (Deficit) Capital.................................................    F-34
            Statement of Cash Flows.............................................................................    F-35
            Notes to Financial Statements.......................................................................    F-37


                         ALKERMES, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                                   (UNAUDITED)

                                                                           SEPTEMBER 30,          MARCH 31,
                                                                               2002                  2002
                                                                          -------------         -------------
                                    ASSETS
Current Assets:
   Cash and cash equivalents                                              $  12,746,397         $  16,023,074
   Short-term investments                                                    58,946,147           136,323,768
   Receivables from collaborative arrangements                               15,321,019            19,039,706
   Prepaid expenses and other current assets                                  2,274,483             5,249,797
                                                                          -------------         -------------
        Total current assets                                                 89,288,046           176,636,345
                                                                          -------------         -------------
Property, Plant and Equipment:
   Land                                                                         235,000               235,000
   Building                                                                   5,076,961             5,058,936
   Furniture, fixtures and equipment                                         58,963,489            49,558,745
   Leasehold improvements                                                    30,419,474            15,016,553
   Construction in progress                                                  28,464,587            26,497,064
                                                                          -------------         -------------
                                                                            123,159,511            96,366,298
        Less accumulated depreciation and amortization                      (39,235,129)          (34,530,467)
                                                                          -------------         -------------
                                                                             83,924,382            61,835,831
                                                                          -------------         -------------
Investments                                                                   9,240,130             9,126,093
                                                                          -------------         -------------
Investment in Reliant Pharmaceuticals, LLC                                   35,126,982            94,596,536
                                                                          -------------         -------------
Other Assets                                                                  6,542,066             8,155,472
                                                                          -------------         -------------
        Total Assets                                                      $ 224,121,606         $ 350,350,277
                                                                          =============         =============

             LIABILITIES AND SHAREHOLDERS' (DEFICIENCY) EQUITY
Current Liabilities:
   Accounts payable and accrued expenses                                  $  17,929,549         $  20,764,375
   Accrued interest                                                           1,002,597             1,013,521
   Accrued restructuring costs                                                2,493,897                  --
   Deferred revenue                                                           6,519,376             7,083,516
   Long-term obligations-- current portion                                    3,700,000            14,025,000
                                                                          -------------         -------------
        Total current liabilities                                            31,645,419            42,886,412
                                                                          -------------         -------------
Long-Term Obligations                                                         6,050,000             7,800,000
                                                                          -------------         -------------
Convertible Subordinated Notes                                              200,000,000           200,000,000
                                                                          -------------         -------------
Shareholders' (Deficiency) Equity:
   Capital stock, par value $.01 per share: authorized, 4,550,000 shares; none issued; includes 3,000,000 shares of preferred stock
   Common stock, par value $.01 per share:
      authorized, 160,000,000 shares; issued, 64,334,418 and
      64,225,395 shares at September 30, 2002 and March 31, 2002,
      respectively                                                              643,345               642,254
   Non-voting common stock, par value $.01 per share:
      authorized, 450,000 shares; issued, 382,632 at September 30,
      2002 and March 31, 2002                                                     3,826                 3,826
   Additional paid-in capital                                               444,831,637           444,425,742
   Deferred compensation                                                     (2,039,123)           (3,162,448)
   Accumulated other comprehensive (loss) income                                (47,100)            1,619,541
   Accumulated deficit                                                     (456,966,398)         (343,865,050)
                                                                          -------------         -------------
            Total shareholders' (deficiency) equity                         (13,573,813)           99,663,865
                                                                          -------------         -------------
            Total Liabilities and Shareholders'
               (Deficiency) Equity                                        $ 224,121,606         $ 350,350,277
                                                                          =============         =============


See notes to unaudited consolidated financial statements.

                         ALKERMES, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                                    THREE MONTHS         THREE MONTHS          SIX MONTHS            SIX MONTHS
                                                       ENDED                ENDED                 ENDED                ENDED
                                                    SEPTEMBER 30,        SEPTEMBER 30,        SEPTEMBER 30,          SEPTEMBER 30,
                                                        2002                 2001                 2002                   2001
                                                   -------------         -------------         -------------         -------------
Revenues:
  Research and development revenue under
    collaborative arrangements                     $   9,471,105         $  14,505,003         $  19,762,496         $  30,031,678
                                                   -------------         -------------         -------------         -------------
Expenses:
  Research and development                            28,186,162            22,592,697            52,785,835            43,302,728
  General and administrative                           9,196,723             6,410,854            15,212,763            11,785,132
  Restructuring costs                                  3,681,719                  --               3,681,719                  --
                                                   -------------         -------------         -------------         -------------
       Total expenses                                 41,064,604            29,003,551            71,680,317            55,087,860
                                                   -------------         -------------         -------------         -------------
Net operating loss                                   (31,593,499)          (14,498,548)          (51,917,821)          (25,056,182)
                                                   -------------         -------------         -------------         -------------
Other income (expense):
  Interest income                                      1,067,939             4,216,637             2,433,875             8,741,652
  Interest expense                                    (2,066,714)           (2,330,861)           (4,147,848)           (4,640,788)
                                                   -------------         -------------         -------------         -------------
    Total other (expense) income                        (998,775)            1,885,776            (1,713,973)            4,100,864
                                                   -------------         -------------         -------------         -------------
Equity in losses of Reliant Pharmaceuticals,
   LLC                                                35,256,654                  --              59,469,554                  --
                                                   -------------         -------------         -------------         -------------
Net loss attributable to common shareholders       $ (67,848,928)        $ (12,612,772)        $(113,101,348)        $ (20,955,318)
                                                   =============         =============         =============         =============
Basic and diluted loss per common share            $       (1.05)        $       (0.20)        $       (1.76)        $       (0.33)
                                                   =============         =============         =============         =============
Weighted average number of common shares
   outstanding                                         64,317,587            63,399,285            64,289,400            63,318,533
                                                    =============         =============         =============         =============



See notes to unaudited consolidated financial statements.

                         ALKERMES, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                                                      SIX MONTHS            SIX MONTHS
                                                                                         ENDED                 ENDED
                                                                                      SEPTEMBER 30,         SEPTEMBER 30,
                                                                                          2002                  2001
                                                                                     -------------         -------------
Cash flows from operating activities:
  Net loss                                                                           $(113,101,348)        $ (20,955,318)
  Adjustments to reconcile net loss to net cash used by operating activities:
   Depreciation, amortization and other noncash expenses                                 6,396,505             5,262,634
   Equity in losses of Reliant Pharmaceuticals, LLC                                     59,469,554                  --
   Restructuring costs                                                                   2,493,897                  --
   Noncash interest expense                                                                   --                 316,430
   Adjustments to other assets                                                                --                 509,232
   Changes in assets and liabilities:
     Receivables from collaborative arrangements                                         3,718,687            (9,472,870)
     Prepaid expenses and other current assets                                           2,971,535               733,198
     Accounts payable and accrued expenses                                              (2,824,606)            1,022,668
     Deferred revenue                                                                     (564,140)             (895,871)
                                                                                     -------------         -------------
       Net cash used by operating activities                                           (41,439,916)          (23,479,897)
                                                                                     -------------         -------------
Cash flows from investing activities:
  Additions to property, plant and equipment                                           (26,945,822)           (7,900,394)
  Proceeds from the sale of equipment                                                       50,000                  --
  Purchases of available-for-sale short-term investments                               (63,012,129)          (94,695,430)
  Sales of available-for-sale short-term investments                                   139,574,812            91,843,792
  Purchases of held-to-maturity short-term investments, net                                   --             (20,499,839)
  Maturities of long-term investments, net                                                    --              63,719,034
  Decrease (increase) in other assets                                                       12,094              (300,000)
                                                                                     -------------         -------------
       Net cash provided by investing activities                                        49,678,955            32,167,163
                                                                                     -------------         -------------
Cash flows from financing activities:
  Proceeds from issuance of common stock                                                   512,061             2,134,515
  Repayment of loan                                                                    (10,000,000)                 --
  Payment of long-term obligations                                                      (2,075,000)           (2,700,000)
                                                                                     -------------         -------------
       Net cash used by financing activities                                           (11,562,939)             (565,485)
                                                                                     -------------         -------------
Effect of exchange rate changes on cash                                                     47,223                 3,099
                                                                                     -------------         -------------
Net (decrease) increase in cash and cash equivalents                                    (3,276,677)            8,124,880
Cash and cash equivalents, beginning of period                                          16,023,074             5,923,282
                                                                                     -------------         -------------
Cash and cash equivalents, end of period                                             $  12,746,397         $  14,048,162
                                                                                     =============         =============
Supplementary information:
  Cash paid for interest                                                             $   4,156,971         $   4,256,955
                                                                                     =============         =============


See notes to unaudited consolidated financial statements.

                         ALKERMES, INC. AND SUBSIDIARIES


                   NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


1.    BASIS OF PRESENTATION

The consolidated financial statements of Alkermes, Inc. (the "Company") for the three and six months ended September 30, 2002 and 2001 are unaudited and include all adjustments which, in the opinion of management, are necessary to present fairly the results of operations for the periods then ended. Such adjustments consisted of normal recurring items, approximately $2.7 million in non-recurring expenses in the second quarter related to the termination of the merger with Reliant Pharmaceuticals, LLC ("Reliant") (See Note 4 below) and approximately $3.7 million in non-recurring restructuring expenses in the second quarter (See
Note 6 below). These financial statements should be read in conjunction with the Company's consolidated financial statements and notes thereto for the years ended March 31, 2002, 2001 and 2000, which are contained in Amendment No. 1 to the Company's Annual Report for the year ended March 31, 2002 filed on Form 10-K/A. In addition, the financial statements include the accounts of Alkermes Controlled Therapeutics, Inc., Alkermes Controlled Therapeutics Inc. II, Advanced Inhalation Research, Inc. ("AIR"), Alkermes Investments, Inc., Alkermes Europe, Ltd. and Alkermes Development Corporation II ("ADC II"), wholly owned subsidiaries of the Company.

The results of the Company's operations for any interim period are not necessarily indicative of the results of the Company's operations for any other interim period or for a full fiscal year.

The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2.    COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes certain changes in the shareholders' (deficiency) equity of the Company that are excluded from net income (loss). Specifically, other comprehensive income (loss) includes unrealized holding gains and losses on the Company's
"available-for-sale" securities and changes in cumulative foreign currency translation adjustments.

Comprehensive income (loss) for the three and six months ended September 30, 2002 and 2001 is as follows:

                                                          THREE MONTHS         THREE MONTHS
                                                              ENDED                ENDED
                                                      SEPTEMBER 30, 2002   SEPTEMBER 30, 2001
                                                      ------------------   ------------------
Net loss                                              $    (67,848,928)    $    (12,612,772)
Foreign currency translation adjustments                         5,352               14,813
Unrealized loss on marketable securities                      (744,650)          (1,886,923)
                                                      ----------------     ----------------
Comprehensive loss                                    $    (68,618,226)    $    (14,484,882)
                                                      ================     ================




                                                         SIX MONTHS           SIX MONTHS
                                                            ENDED                ENDED
                                                     SEPTEMBER 30, 2002   SEPTEMBER 30, 2001
                                                     ------------------   ------------------
Net loss                                             $    (113,101,348)    $    (20,955,318)
Foreign currency translation adjustments                        55,260                4,238
Unrealized loss on marketable securities                    (1,721,901)          (1,877,741)
                                                      ----------------     ----------------
Comprehensive loss                                   $    (114,767,989)    $    (22,828,821)
                                                     =================     ================


3.    NET LOSS PER SHARE

Basic and diluted net loss per share are computed using the weighted average number of common shares outstanding during the period. Basic net loss per share excludes any dilutive effect from stock options and the 3 3/4% Convertible Subordinated Notes due 2007 (the "3 3/4% Notes"). The Company continues to be in a net loss position and, therefore, diluted net loss per share is the same amount as basic net loss per share. Certain securities were not included in the computations of diluted net loss per share for the three and six months ended September 30, 2002 and 2001 because they would have an antidilutive effect due to net losses for such periods. These securities include (i) outstanding stock options and awards with respect to 12,334,949 and 9,523,679 shares of common stock in the three and six months ended September 30, 2002 and 2001 and (ii) 2,952,030 shares of common stock issuable upon conversion of the 3 3/4% Notes in the three and six months ended September 30, 2002 and 2001, respectively.

4.    INVESTMENT IN RELIANT PHARMACEUTICALS, LLC

In December 2001, the Company announced a strategic relationship with Reliant Pharmaceuticals, LLC, a privately held pharmaceutical company marketing branded, prescription pharmaceutical products to primary care physicians in the U.S.

As part of the strategic relationship, in December 2001, the Company purchased approximately 63% of an offering by Reliant of its Series C Convertible Preferred Units, representing approximately 19% of the equity interest in Reliant, for a purchase price of $100 million. The investment is being accounted for under the equity method of accounting because Reliant is organized as a limited liability company which is treated in a manner similar to a partnership. Because, at the time of the Company's investment, Reliant had an accumulated deficit from operations and a deficit in members capital, under applicable accounting rules, the Company's share of Reliant's losses from the date of the investment is being recognized in proportion to the Company's percentage participation in the Series C financing, and not in proportion to its percentage ownership interest in Reliant. The Company records its equity in the income or losses of Reliant three months in arrears. Reliant is a privately held company over which the Company does not exercise control and it relies on the unaudited financial statements prepared by Reliant and provided to the Company to calculate its share of Reliant's losses in the Company's consolidated statements of operations. The Company anticipates that Reliant will have substantial net losses through 2003, and accordingly, recorded its 63% share of such losses in its consolidated financial statements beginning in the quarter ended March 31, 2002.

Summarized financial information of Reliant for the three and six months ended June 30, 2002 is as follows:

                               THREE MONTHS ENDED     SIX MONTHS ENDED
(IN THOUSANDS)                    JUNE 30, 2002         JUNE 30, 2002
----------------------------      -------------         -------------
Revenues                         $  42,159                $ 100,769
Costs and expenses                  89,353                  177,814
Net Loss                           (47,048)                 (76,692)

In connection with the Company's $100 million equity investment in Reliant, the Company is in the process of allocating its proportionate share of the assets acquired and liabilities assumed in accordance with the guidance set forth in Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations." The Company took a $2.7 million noncash charge for in-process research and development through the Consolidated Statements of Operations under the caption "Equity in losses of Reliant Pharmaceuticals, LLC" in fiscal 2002. The $2.7 million noncash charge is related to management's current estimate of the amount of the purchase price to be allocated to in-process research and development. This analysis of the purchase price allocation is preliminary and the amount of in-process research and development is subject to future adjustment.

TERMINATION OF PROPOSED MERGER TRANSACTION WITH RELIANT

On March 20, 2002, we entered into an Agreement and Plan of Merger (the "Merger Agreement") with Reliant. On August 14, 2002, the Company and Reliant announced the mutual termination of the Merger Agreement. The companies agreed to terminate due to general market conditions. There were no payments triggered by the mutual termination and each company will bear its own legal and transaction fees. As a result of the termination of the Merger Agreement, the Company expensed approximately $2.7 million in the three months ended September 30, 2002 of deferred merger costs.

5.    MINIMUM REVENUE AGREEMENT

In August 2002, the Company announced the regulatory approval and expected commercial launch of Risperdal Consta(TM) in Germany and the United Kingdom. Under the Company's agreements with Janssen Pharmaceutica, Inc. ("Janssen") and based on the foregoing, certain minimum revenues relating to the Company's sales of Risperdal Consta under a manufacturing and supply agreement are to be paid by Janssen to the Company in minimum annual amounts for up to ten years beginning in calendar 2003. The actual amount of such minimum revenues will be determined by a formula and are currently estimated to aggregate approximately $150 million. The minimum revenue obligation will be satisfied upon receipt by the Company of revenues relating to the sales of Risperdal Consta equaling such aggregate amount of minimum revenues.

6.    RESTRUCTURING OF OPERATIONS

On August 26, 2002, the Company announced a restructuring program to reduce its cost structure as a result of the Company's expectations regarding the financial impact of a delay in the U.S. launch of Risperdal Consta by its partner Janssen. The restructuring program reduced the Company's workforce by 122 employees, representing 23% of its total workforce and includes plans for consolidation and closure of certain leased facilities in Cambridge, Massachusetts, closure of the Company's medical affairs office in Cambridge, England, write-off of leasehold improvements at leased facilities being vacated and reductions of other expenses. The workforce reductions were made across all functions of the Company. Under the restructuring plan, the Company is focusing its development activities on those programs that are in the later stages of clinical development and those programs that involve the most productive collaborations. The Company is moving aggressively forward in evaluating and prioritizing the programs that offer the greatest commercial potential.

In connection with the restructuring program, the Company recorded a charge of approximately $3.7 million in the Consolidated Statements of Operations in the quarter ended September 30, 2002, which consisted of approximately $1.5 million in employee separation costs, including severance and related benefits, and approximately $2.2 million in facility consolidation and closure costs, including significant estimates relating to a lease cancellation fee and the length of time it will take to sublease certain of the Company's facilities. As of September 30, 2002, the Company had paid out approximately $978,000 and $210,000 in employee separation costs and facility closure costs, respectively.

The employee separation costs and the facility consolidation and closure costs were accrued under Emerging Issues Task Force ("EITF") No. 94-3 "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring)."

Pursuant to the restructuring plan, the following charges and payments have been recorded during the quarter ended September 30, 2002:

                                           BALANCE,                         PAYMENTS            BALANCE,
                                           JUNE 30,    CHARGE FOR           FOR THE          SEPTEMBER 30,
             TYPE OF LIABILITY               2002      THE PERIOD            PERIOD               2002
-------------------------------------     ----------   -----------        -----------        -------------
Employee termination benefit costs        $      --    $ 1,461,881        $  (977,845)        $   484,036
Facility closure costs                           --      2,219,838           (209,977)          2,009,861
                                          ----------   -----------        -----------         -----------
Total                                     $      --    $ 3,681,719        $(1,187,822)        $ 2,493,897
                                          ==========   ===========        ===========         ===========

7.    RECENT ACCOUNTING PRONOUNCEMENTS

In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145"). This statement is effective for fiscal years beginning after May 15, 2002. SFAS No. 145 rescinds Statement No. 4, which requires all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in Accounting Principles Board Opinion No. 30 will be used to classify those gains and losses. SFAS No. 145 also amends Statement No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-leaseback transactions. The Company adopted this statement effective April 1, 2002 and the adoption did not have an impact on its financial statements and result of operations.


In August 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The provisions of SFAS No. 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not believe that the adoption will have a material impact on its financial statements and result of operations. The restructuring charge recorded in the Consolidated Statements of Operations in the quarter ended September 30, 2002 was, and any future charges or credits related to the restructuring program undertaken on August 26, 2002 will also be, accounted for under the guidance set forth in EITF Issue No. 94-3.


8.    SUBSEQUENT EVENT


On November 7, 2002, the Company announced that it had filed registration statements with the Securities and Exchange Commission relating to a proposed exchange offer involving holders of its currently outstanding 3.75% Convertible Subordinated Notes due 2007. In the proposed exchange offer, the Company will offer up to $115 million aggregate principal amount of its new 6.52% Convertible Senior Subordinated Notes due 2009 for up to an aggregate principal amount of $200 million of its currently outstanding 3.75% convertible notes. In addition, Alkermes will offer to the holders of its existing notes that participate in the exchange offer, the right to purchase for cash up to an additional $50 million of its new notes.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Alkermes, Inc.
Cambridge, Massachusetts

We have audited the accompanying consolidated balance sheets of Alkermes, Inc. and subsidiaries (the "Company") as of March 31, 2002 and 2001, and the related consolidated statements of operations and comprehensive loss, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Alkermes, Inc. and subsidiaries as of March 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

May 15, 2002

ALKERMES, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
MARCH 31, 2002 AND 2001
--------------------------------------------------------------------------------

ASSETS
                                                                                     2002                  2001
CURRENT ASSETS:
  Cash and cash equivalents                                                    $  16,023,074           $   5,923,282
  Short-term investments                                                         136,323,768             249,004,850
  Receivables from collaborative arrangements                                     19,039,706              10,951,763
  Prepaid expenses and other current assets                                        5,249,797               5,726,610
                                                                               -------------           -------------
       Total current assets                                                      176,636,345             271,606,505
                                                                               -------------           -------------
PROPERTY, PLANT AND EQUIPMENT:
  Land                                                                               235,000                 235,000
  Building                                                                         5,058,936               4,888,469
  Furniture, fixtures and equipment                                               49,558,745              43,432,360
  Leasehold improvements                                                          15,016,553              14,401,828
  Construction in progress                                                        26,497,064                 562,331
                                                                               -------------           -------------
                                                                                  96,366,298              63,519,988
  Less accumulated depreciation and amortization                                 (34,530,467)            (27,200,590)
                                                                               -------------           -------------
                                                                                  61,835,831              36,319,398
                                                                               -------------           -------------
INVESTMENTS                                                                        9,126,093              73,416,252
                                                                               -------------           -------------
INVESTMENT IN RELIANT PHARMACEUTICALS, LLC                                        94,596,536                    --
                                                                               -------------           -------------
OTHER ASSETS                                                                       8,155,472               9,955,060
                                                                               -------------           -------------
TOTAL ASSETS                                                                   $ 350,350,277           $ 391,297,215
                                                                               =============           =============

LIABILITIES AND SHAREHOLDERS' EQUITY

                                                                                     2002                    2001
CURRENT LIABILITIES:
  Accounts payable and accrued expenses                                        $  20,764,375           $   9,414,327
  Accrued interest                                                                 1,013,521               2,158,087
  Deferred revenue                                                                 7,083,516               8,523,326
  Long-term obligations - current portion                                         14,025,000              10,966,626
                                                                               -------------           -------------
    Total current liabilities                                                     42,886,412              31,062,366
                                                                               -------------           -------------
LONG-TERM OBLIGATIONS                                                              7,800,000              11,825,000
                                                                               -------------           -------------
CONVERTIBLE SUBORDINATED NOTES                                                   200,000,000             200,000,000
                                                                               -------------           -------------
COMMITMENTS (Note 11)

SHAREHOLDERS' EQUITY:
  Capital stock, par value $.01 per share:
    authorized, 4,550,000 shares; none issued
  Common stock, par value $.01 per share:
    authorized, 160,000,000 shares; issued, 64,225,395 and 63,124,248
    shares at March 31, 2002 and 2001, respectively                                  642,254                 631,243
  Non-voting common stock, par value $.01 per share:
    authorized, 450,000 shares; issued, 382,632
    shares at March 31, 2002 and 2001                                                  3,826                   3,826
  Additional paid-in capital                                                     444,425,742             427,129,226
  Deferred compensation                                                           (3,162,448)             (1,024,303)
  Accumulated other comprehensive income                                           1,619,541               4,179,938
  Accumulated deficit                                                           (343,865,050)           (282,510,081)
                                                                               -------------           -------------
    Total shareholders' equity                                                    99,663,865             148,409,849
                                                                               -------------           -------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                     $ 350,350,277           $ 391,297,215
                                                                               =============           =============


See notes to consolidated financial statements.

ALKERMES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
YEARS ENDED MARCH 31, 2002, 2001 AND 2000
--------------------------------------------------------------------------------

                                                                               2002                2001               2000
REVENUES:
  Research and development revenue under collaborative
   arrangements                                                         $  54,101,513         $  56,029,865         $  22,920,357
                                                                        -------------         -------------         -------------

EXPENSES:
  Research and development                                                 92,092,381            68,773,691            54,482,672
  General and administrative                                               24,386,425            19,611,284            14,878,753
  Noncash compensation (income) expense - attributed to research
    and development                                                              --              (2,447,663)           29,492,656
                                                                        -------------         -------------         -------------
     Total expenses                                                       116,478,806            85,937,312            98,854,081
                                                                        -------------         -------------         -------------
NET OPERATING LOSS                                                        (62,377,293)          (29,907,447)          (75,933,724)
                                                                        -------------         -------------         -------------
OTHER INCOME (EXPENSE):
  Interest and other income                                                15,301,885            22,436,856            11,538,884
  Interest expense                                                         (8,876,097)           (9,398,724)           (3,652,498)
                                                                        -------------         -------------         -------------
     Total other income                                                     6,425,788            13,038,132             7,886,386
                                                                        -------------         -------------         -------------
EQUITY IN LOSSES OF RELIANT PHARMACEUTICALS, LLC                           (5,403,464)                 --                    --
                                                                        -------------         -------------         -------------
NET LOSS                                                                  (61,354,969)          (16,869,315)          (68,047,338)
PREFERRED STOCK DIVIDENDS                                                        --               7,267,331             9,388,803
                                                                        -------------         -------------         -------------
NET LOSS ATTRIBUTABLE TO COMMON SHAREHOLDERS                            $ (61,354,969)        $ (24,136,646)        $ (77,436,141)
                                                                        =============         =============         =============
BASIC AND DILUTED LOSS PER COMMON SHARE                                 $       (0.96)        $       (0.43)        $       (1.52)
                                                                        =============         =============         =============
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING                       63,668,596            55,746,462            51,014,956
                                                                        =============         =============         =============
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

NET LOSS                                                                $ (61,354,969)        $ (16,869,315)        $ (68,047,338)
  Foreign currency translation adjustments                                    (27,952)              (72,876)              (17,813)
  Unrealized (loss) gain on marketable securities                          (2,532,445)           (2,489,250)            6,806,750
                                                                        -------------         -------------         -------------
COMPREHENSIVE LOSS                                                      $ (63,915,366)        $ (19,431,441)        $ (61,258,401)
                                                                        =============         =============         =============

See notes to consolidated financial statements.

ALKERMES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED MARCH 31, 2002, 2001 AND 2000

                                                              $3.25 CONVERTIBLE            1999 CONVERTIBLE
                                                                 EXCHANGEABLE                EXCHANGEABLE
                                                               PREFERRED STOCK              PREFERRED STOCK
                                                             ----------------------      ---------------------     COMMON STOCK
                                                               SHARES      AMOUNT         SHARES      AMOUNT          SHARES
                                                             ----------  ----------      ---------   ---------     ------------
BALANCE, MARCH 31, 1999                                      2,300,000   $   23,000         --       $     --       49,964,918
 Issuance of common stock upon exercise of options or
   vesting of restricted stock awards                             --           --           --             --        1,692,850
 Issuance of common stock with warrants exercised                 --           --           --             --        1,755,002
 Issuance of 1999 convertible exchangeable preferred
   stock                                                          --           --          3,500             35           --
 Conversion and redemption of $3.25 convertible
   exchangeable preferred stock                                 (1,000)         (10)        --             --            3,374
 Conversion of 1999 convertible exchangeable preferred
   stock                                                          --           --         (3,500)           (35)       322,376
 Conversion of note payable to corporate partner                  --           --           --             --          215,476
 Options and restricted awards canceled                           --           --           --             --             --
 Noncash compensation                                             --           --           --             --             --
 Amortization of noncash compensation                             --           --           --             --             --
 Cumulative foreign currency translation adjustments              --           --           --             --             --
 Unrealized gain on marketable securities                         --           --           --             --             --
 Net loss for year                                                --           --           --             --             --
 Preferred stock dividends                                        --           --           --             --             --
                                                             ---------   ----------      ---------   ---------     -----------
BALANCE, MARCH 31, 2000                                      2,299,000       22,990         --             --       53,953,996
                                                             ---------   ----------      ---------   ---------     -----------

                                                      [Additional columns below]

[Continued from above table, first column(s) repeated]

                                                                                             NON-VOTING
                                                                                            COMMON STOCK              ADDITIONAL
                                                                      COMMON STOCK      --------------------           PAID-IN
                                                                         AMOUNT          SHARES      AMOUNT            CAPITAL
                                                                      ------------      --------     -------       --------------
BALANCE, MARCH 31, 1999                                               $  499,649            --      $    --        $ 346,599,608
 Issuance of common stock upon exercise of options or vesting of
    restricted stock awards                                               16,928            --           --            6,249,901
 Issuance of common stock with warrants exercised                         17,550            --           --            6,217,628
 Issuance of 1999 convertible exchangeable preferred stock                  --              --           --           34,999,965
 Conversion and redemption of $3.25 convertible exchangeable
    preferred stock                                                           34            --           --                  (24)
 Conversion of 1999 convertible exchangeable preferred stock               3,224         382,632        3,826            157,445
 Conversion of note payable to corporate partner                           2,155            --           --            5,247,030
 Options and restricted awards canceled                                     --              --           --             (754,849)
 Noncash compensation                                                       --              --           --           28,861,232
 Amortization of noncash compensation                                       --              --           --                 --
 Cumulative foreign currency translation adjustments                        --              --           --                 --
 Unrealized gain on marketable securities                                   --              --           --                 --
 Net loss for year                                                          --              --           --                 --
 Preferred stock dividends                                                  --              --           --                 --
                                                                      ----------        --------    ---------      -------------
BALANCE, MARCH 31, 2000                                                  539,540         382,632        3,826        427,577,936
                                                                      ----------        --------    ---------      -------------

                                                      [Additional columns below]

[Continued from above table, first column(s) repeated]

                                                                      OTHER COMPREHENSIVE
                                                                         INCOME (LOSS)
                                                                   ----------------------------
                                                                     FOREIGN      UNREALIZED
                                                                    CURRENCY    GAIN (LOSS) ON
                                                      DEFERRED     TRANSLATION    MARKETABLE      ACCUMULATED
                                                    COMPENSATION   ADJUSTMENTS    SECURITIES        DEFICIT           TOTAL
                                                    ------------   -----------   ------------    -------------     ------------
BALANCE, MARCH 31, 1999                             $(9,932,199)   $ (46,873)     $    --        $(180,937,294)    $156,205,891
 Issuance of common stock upon exercise of
   options or vesting of restricted stock awards          --            --             --              --             6,266,829
 Issuance of common stock with warrants exercised         --            --             --              --             6,235,178
 Issuance of 1999 convertible exchangeable
   preferred stock                                        --            --             --              --            35,000,000
 Conversion and redemption of $3.25 convertible
   exchangeable preferred stock                           --            --             --              --               --
 Conversion of 1999 convertible exchangeable
   preferred stock                                        --            --             --              --               164,460
 Conversion of note payable to corporate partner          --            --             --              --             5,249,185
 Options and restricted awards canceled                 754,849         --             --              --               --
 Noncash compensation                               (28,861,232)        --             --              --               --
 Amortization of noncash compensation                29,492,656         --             --              --            29,492,656
 Cumulative foreign currency translation
   adjustments                                            --         (17,813)          --              --               (17,813)
 Unrealized gain on marketable securities                 --            --         6,806,750           --             6,806,750
 Net loss for year                                        --            --             --         (68,047,338)      (68,047,338)
 Preferred stock dividends                                --            --             --          (9,388,803)       (9,388,803)
                                                    -----------     --------     -----------     ------------      ------------
BALANCE, MARCH 31, 2000                              (8,545,926)     (64,686)      6,806,750     (258,373,435)      167,966,995
                                                    -----------     --------     -----------     ------------      ------------

                                                                     [Continued]

ALKERMES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED MARCH 31, 2002, 2001 AND 2000

                                              $3.25 CONVERTIBLE     1999 CONVERTIBLE
                                                 EXCHANGEABLE         EXCHANGEABLE                                  NON-VOTING
                                                PREFERRED STOCK      PREFERRED STOCK       COMMON STOCK            COMMON STOCK
                                           ----------------------   ----------------   --------------------     ------------------
                                             SHARES       AMOUNT     SHARES   AMOUNT     SHARES      AMOUNT      SHARES    AMOUNT
                                           -----------    -------   -------   ------   ---------     ------     -------    -------
BALANCE, MARCH 31, 2000                     2,299,000      22,990      --      --      53,953,996    539,540    382,632       3,826
  Issuance of common stock upon
    exercise of options or vesting of
    restricted stock awards                      --          --        --      --       1,251,334     12,513       --          --
  Issuance of common stock to
    collaborative partner                        --          --        --      --         160,030      1,600       --          --
  Conversion and redemption of $3.25
    convertible exchangeable preferred
    stock                                  (2,299,000)    (22,990)     --      --       7,758,888     77,590       --          --
 Noncash compensation                            --          --        --      --            --         --         --          --
 Amortization of noncash compensation            --          --        --      --            --         --         --          --
 Cumulative foreign currency
    translation adjustments                      --          --        --      --            --         --         --          --
 Unrealized gain on marketable
    securities                                   --          --        --      --            --         --         --          --
 Net loss for year                               --          --        --      --            --         --         --          --
 Preferred stock dividends                       --          --        --      --            --         --         --          --
                                            ---------     -------    ------   ------   ----------    -------    -------       -----
BALANCE, MARCH 31, 2001                          --          --        --      --      63,124,248    631,243    382,632       3,826
 Issuance of common stock upon
   exercise of options or vesting of
   restricted stock awards                       --          --        --      --         772,502      7,725       --          --
 Conversion of note payable to
   corporate partner                             --          --        --      --         328,645      3,286       --          --
 Options and restricted awards canceled          --          --        --      --            --         --         --          --
 Noncash compensation                            --          --        --      --            --         --         --          --
 Amortization of noncash compensation            --          --        --      --            --         --         --          --
 Cumulative foreign currency
   translation adjustments                       --          --        --      --            --         --         --          --
 Unrealized gain on marketable
   securities                                    --          --        --      --            --         --         --          --
 Net loss for year                               --          --        --      --            --         --         --          --
                                            ---------     -------    ------   ------   ----------    -------    -------       -----
BALANCE, MARCH 31, 2002                          --       $  --        --     $--      64,225,395  $ 642,254    382,632      $3,826
                                            =========     =======    ======   ======   ==========  =========    =======      ======

                                                      [Additional columns below]

[Continued from above table, first column(s) repeated]

                                                                          OTHER COMPREHENSIVE
                                                                             INCOME (LOSS)
                                                                      ------------------------------
                                                                        FOREIGN        UNREALIZED
                                         ADDITIONAL                     CURRENCY     GAIN (LOSS) ON
                                          PAID-IN         DEFERRED     TRANSLATION     MARKETABLE      ACCUMULATED
                                          CAPITAL       COMPENSATION   ADJUSTMENTS     SECURITIES        DEFICIT         TOTAL
                                       ------------     -----------     ---------     -----------     -------------   -------------
BALANCE, MARCH 31, 2000                 427,577,936      (8,545,926)      (64,686)      6,806,750      (258,373,435)    167,966,995
 Issuance of common stock upon
    exercise of options or vesting
    of restricted stock awards            4,601,681            --            --              --                --         4,614,194
 Issuance of common stock to
    collaborative partner                 4,998,378            --            --              --                --         4,999,978
 Conversion and redemption of $3.25
    convertible exchangeable
    preferred stock                         (79,483)           --            --              --                --           (24,883)
 Noncash compensation                    (9,969,286)      9,969,286          --              --                --              --
 Amortization of noncash compensation          --        (2,447,663)         --              --                --        (2,447,663)
 Cumulative foreign currency
    translation adjustments                    --              --         (72,876)           --                --           (72,876)
 Unrealized gain on marketable
    securities                                 --              --            --        (2,489,250)             --        (2,489,250)
 Net loss for year                             --              --            --              --         (16,869,315)    (16,869,315)
 Preferred stock dividends                     --              --            --              --          (7,267,331)     (7,267,331)
                                       ------------     -----------     ---------     -----------     -------------   -------------
BALANCE, MARCH 31, 2001                 427,129,226      (1,024,303)     (137,562)      4,317,500      (282,510,081)    148,409,849
 Issuance of common stock upon
   exercise of options or vesting
   of restricted stock awards             5,711,634            --            --              --                --         5,719,359
 Conversion of note payable to
   corporate partner                      7,503,044            --            --              --                --         7,506,330
 Options and restricted awards
   canceled                                (198,783)        198,783          --              --                --              --
 Noncash compensation                     3,631,656      (3,631,656)         --              --                --              --
 Amortization of noncash compensation       648,965       1,294,728          --              --                --         1,943,693
 Cumulative foreign currency
    translation adjustments                    --              --         (27,952)           --                --           (27,952)
 Unrealized gain on marketable
    securities                                 --              --            --        (2,532,445)             --        (2,532,445)
 Net loss for year                             --              --            --              --         (61,354,969)    (61,354,969)
                                       ------------     -----------     ---------     -----------     -------------   -------------
BALANCE, MARCH 31, 2002                $444,425,742     $(3,162,448)    $(165,514)    $ 1,785,055     $(343,865,050)  $  99,663,865
                                       ============     ===========     =========     ===========     =============   =============

                                                                     (Concluded)
See notes to consolidated financial statements.

ALKERMES, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED MARCH 31, 2002, 2001 AND 2000

                                                                          2002                  2001                   2000
                                                                     -------------         -------------         -------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                           $ (61,354,969)        $ (16,869,315)        $ (68,047,338)
  Adjustments to reconcile net loss to net cash used by
     operating activities:
     Depreciation, amortization and other noncash expenses              10,501,303             7,697,662             6,430,934
     Equity in losses of Reliant Pharmaceuticals, LLC                    5,403,464                  --                    --
     Noncash interest expense                                              328,626               509,229               776,347
     Compensation relating to issuance of common stock and
       grant of stock options and awards made                                 --              (2,447,663)           29,492,656
     Adjustments to other assets                                            89,536               270,064              (304,917)
     Changes in assets and liabilities:
       Receivables from collaborative arrangements                      (8,087,943)           (7,804,381)              367,639
       Prepaid expenses and other current assets                           476,309            (1,331,415)           (2,162,290)
       Accounts payable and accrued expenses                            11,402,018             3,343,574             1,429,472
       Deferred revenue                                                 (1,439,810)             (131,736)             (932,871)
       Other long-term liabilities                                            --              (1,224,258)              (79,591)
                                                                     -------------         -------------         -------------
         Net cash used by operating activities                         (42,681,466)          (17,988,239)          (33,029,959)
                                                                     -------------         -------------         -------------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Investment in Reliant Pharmaceuticals, LLC                          (100,000,000)                 --                    --
  Additions to property, plant and equipment                           (33,384,402)          (10,019,024)           (5,756,987)
  Proceeds from the sale of equipment                                      371,385                  --                    --
  Purchases of available-for-sale short-term investments              (180,541,438)         (158,203,910)                 --
  Sales of available-for-sale short-term investments                   306,549,599           103,348,135                  --
  (Purchases) maturities of held-to-maturity short-term
    investments, net                                                   (14,901,024)          139,909,645          (176,963,500)
  Maturities (purchases) of held-to-maturity long-term
    investments, net                                                    64,290,159           (53,321,814)          (11,658,371)
  Increase in other assets                                                (310,000)             (521,456)             (131,823)
                                                                      -------------         -------------         -------------
         Net cash provided by (used in) investing activities             42,074,279            21,191,576          (194,510,681)
                                                                      -------------         -------------         -------------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of common stock, net                             5,719,359             4,614,194            12,502,007
  Proceeds from loans                                                    35,000,000                  --                    --
  Repayment of loan                                                     (25,000,000)                 --                    --
  Payment of long-term obligations                                       (4,983,334)           (5,625,000)           (7,200,000)
  Proceeds from issuance of common stock to collaborative
    partner                                                                   --                4,999,978                  --
  Payment of preferred stock dividends                                        --               (7,267,331)           (9,224,343)
  Payment for redemption of $3.25 convertible exchangeable
    preferred stock                                                           --                  (24,883)                 --
  Proceeds from issuance of 1999 convertible exchangeable
    preferred stock                                                           --                     --              35,000,000
  Proceeds from issuance of convertible subordinated notes                    --                     --             200,000,000
  Payment of financing costs in connection with convertible
    subordinated notes                                                        --                     --              (6,532,740)
                                                                     -------------         -------------          -------------
         Net cash provided by (used in) financing activities            10,736,025            (3,303,042)           224,544,924
                                                                     -------------         -------------          -------------
EFFECT OF EXCHANGE RATE CHANGES ON CASH                                    (29,046)              (77,655)               (19,073)
                                                                     -------------         -------------          -------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                    10,099,792              (177,360)            (3,014,789)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                             5,923,282             6,100,644              9,115,432
                                                                     -------------         -------------          -------------
CASH AND CASH EQUIVALENTS, END OF YEAR                               $  16,023,074         $   5,923,284          $   6,100,643
                                                                     =============         =============          =============
SUPPLEMENTARY INFORMATION:
  Cash paid for interest                                             $   7,792,031         $   8,396,088          $   2,029,011
                                                                     =============         =============          =============
 Noncash activities:
  Note payable and accrued interest converted to common
      stock                                                          $   7,506,330         $        --            $   5,249,185
                                                                     =============         =============          =============
  Conversion of $3.25 convertible exchangeable preferred
      stock to common stock                                          $        --           $ 110,459,074          $      50,000
                                                                     =============         =============          =============
  1999 preferred stock dividends exchanged for common stock          $        --           $        --            $     164,460
                                                                     =============         =============          =============

See notes to consolidated financial statements.

ALKERMES, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2002, 2001 AND 2000

1.    THE COMPANY

      Alkermes, Inc. (the "Company") is an emerging pharmaceutical company developing products based on its sophisticated drug delivery technologies. The Company has several areas of focus, including controlled, extended-release of injectable drugs utilizing its ProLease(R) and Medisorb(R) delivery systems and the development of inhaled pharmaceutical products based on its proprietary Advanced Inhalation Research, Inc. ("AIR(TM)") pulmonary delivery system. The Company's business strategy is twofold. The Company partners its technology systems and drug delivery expertise with many of the world's finest pharmaceutical companies and also develops novel, proprietary drug candidates for its own account.


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      PRINCIPLES OF CONSOLIDATION - The consolidated financial statements include the accounts of Alkermes, Inc. and its wholly owned subsidiaries, Alkermes Controlled Therapeutics, Inc. ("ACTI"), Alkermes Controlled Therapeutics Inc. II ("ACT II"), Alkermes Investments, Inc., Alkermes Development Corporation II ("ADC II"), Alkermes Europe, Ltd. and AIR. ADC II serves as the one percent general partner of Alkermes Clinical Partners, L.P. ("Clinical Partners"), a limited partnership engaged in a research and development project with the Company (see Note 9). ADC II's investment in Clinical Partners is accounted for under the equity method of accounting, for which the carrying value was zero at March 31, 2002 and 2001 (see Note 9). All significant intercompany balances and transactions have been eliminated.


      USE OF ESTIMATES - The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


      FAIR VALUE OF FINANCIAL INSTRUMENTS - Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of the fair value of certain financial instruments. The carrying amounts of cash, cash equivalents, accounts payable and accrued expenses approximate fair value because of their short-term nature. Marketable equity securities have been designated as "available-for-sale" and are recorded as other assets in the consolidated financial statements at fair value with any unrealized gains or losses included as a component of accumulated other comprehensive income, included in shareholders' equity. The carrying amounts of the Company's debt instruments with its bank and corporate partner approximate fair value. The carrying amount of the Company's 3 3/4% Convertible Subordinated Notes due 2007 (the "3 3/4% Notes") was $200,000,000. The fair value of the 3 3/4% Notes was $211,107,000 at March 31, 2002. The fair value of the 3 3/4% Notes was determined from a quoted market source.

      NET LOSS PER SHARE - Basic and diluted net loss per share are computed using the weighted average number of common shares outstanding during the period. Basic net loss per share excludes any dilutive effect from stock options, warrants, convertible exchangeable preferred stock and convertible subordinated notes. The Company continues to be in a net loss position and, therefore, diluted net loss per share is the same amount as basic net loss per share. Certain securities were not included in the computation of diluted net loss per share for the years ended March 31, 2002, 2001 and 2000 because they would have an antidilutive effect due to net losses for such periods. These securities include (i) options and awards with respect to 11,644,972, 9,674,703 and 7,706,790 shares of common stock in fiscal 2002, 2001 and 2000, respectively; (ii) warrants to purchase 1,800 shares of common stock in fiscal 2000; (iii) 7,760,504 shares of common stock issuable upon conversion of the $3.25 convertible exchangeable preferred stock in fiscal 2000; and (iv) 2,952,030 shares of common stock issuable upon conversion of the 3 3/4% Notes in fiscal 2002, 2001 and 2000.


      REVENUE RECOGNITION - Research and development revenue consists of non-refundable research and development funding under collaborative arrangements with various corporate partners. Research and development funding generally compensates the Company for formulation, preclinical and clinical testing related to the collaborative research programs, and is recognized as revenue at the time the research and development activities are performed under the terms of the related agreements, when the corporate partner is obligated to pay and when no future performance obligations exist.


      Fees for the licensing of product rights on initiation of collaborative arrangements are recorded as deferred revenue upon receipt and recognized as income on a systematic basis (based upon the timing and level of work performed or on a straight-line basis if not otherwise determinable) over the period that the related products or services are delivered or obligations as defined in the agreement are performed. Revenue from milestone or other upfront payments is recognized as earned in accordance with the terms of the related agreements. These agreements may require deferral of revenue recognition to future periods.


      RESEARCH AND DEVELOPMENT EXPENSES - The Company's research and development expenses include salaries and related benefits, laboratory supplies, temporary help costs, external research costs, consulting costs, occupancy costs, depreciation expense and other allocable costs directly related to its research and development activities. Research and development expenses are incurred in conjunction with the development of the Company's technologies, proprietary product candidates, collaborators' product candidates and in-licensing arrangements. External research costs relate to toxicology studies, pharmacokinetic studies and clinical trials that are performed under contract by external companies, hospitals or medical centers for the Company. All such costs are charged to research and development expenses as incurred.


      STOCK OPTIONS AND AWARDS - The Company has elected to continue to follow Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," for accounting for its employee stock options. Under APB No. 25, no compensation expense is recognized with respect to the grant of any stock options to employees if the exercise price of the Company's employee stock options equals the fair market price of the underlying stock on the date the option is granted.

      NONCASH COMPENSATION (INCOME) EXPENSE - In fiscal 2002, noncash compensation expense was primarily related to restricted stock awards granted during fiscal 2002 and is included in research and development expenses and general and administrative expenses, as appropriate. Prior to fiscal 2002, noncash compensation (income) expense primarily related to equity transactions at the Company's subsidiary, AIR. Noncash compensation expense has been recorded in accordance with the intrinsic-value method prescribed by APB No. 25, "Accounting for Stock Issued to Employees," for common stock issued and stock options and awards granted to employees. Stock or other equity-based compensation for non-employees must be accounted for under the fair value-based method as required by SFAS No. 123, "Accounting for Stock-Based Compensation," and Emerging Issues Task Force ("EITF") No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services." Under this method, the equity-based instrument is measured at the fair value of the equity instrument on the date of vesting. The measurement date is generally the issuance date for employees and directors and the vesting date for consultants. The resulting noncash (income) expense has been recorded in the statements of operations upon issuance or over the vesting period of the common stock, stock option or award.


      INCOME TAXES - The Company accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes." Deferred income taxes are recognized at rates expected to be in effect when temporary differences between the financial reporting and income tax basis of assets and liabilities reverse. Deferred taxes are not provided on the undistributed earnings of subsidiaries operating outside the U.S. that have been, or are intended to be, permanently reinvested (see Note 7).


      CASH EQUIVALENTS - Cash equivalents, with purchased maturities of three months or less, consist of money market accounts, mutual funds and an overnight repurchase agreement. The repurchase agreement is fully collateralized by U.S. Government securities.


      INVESTMENTS - At March 31, 2002, debt securities classified as "available-for-sale" are recorded at fair value, which was determined based on quoted market prices. In order to provide more flexibility with the Company's investment portfolio during fiscal 2002, the Company began to treat the remaining portion of its "held-to-maturity" portfolio as "available-for-sale."


      At March 31, 2001, debt securities that the Company had the positive intent and ability to hold to maturity were reported at amortized cost and were classified as "held-to-maturity." All other debt securities were classified as "available-for-sale" and were recorded at fair value. Fair value was determined based on quoted market prices. In order to provide more flexibility with the Company's investment portfolio, during fiscal 2001, the Company began to treat a portion of its short-term investments, amounting to approximately $119,400,000 (which approximated fair market value) as "available-for-sale." Short-term investments classified as "held-to-maturity" had maturity dates within one year from March 31, 2001.


      All short-term and long-term investments consist of U.S. Treasury and other government securities, commercial paper and corporate notes. Investments classified as long-term at March 31, 2002 and March 31, 2001 include securities totaling $9,126,093 and $5,861,000, respectively, held as collateral under certain letters of credit, lease and loan agreements.

      Short-term investments and investments consist of the following:


                               Amortized Cost
                       --------------------------------
                            Due                Due                Amortized               Gross Unrealized             Aggregate
                       Under 1 Year       After 1 Year               Cost             Gains             Losses         Fair Value
                       --------------    --------------           ----------         -----------      -----------     -------------
March 31, 2002
Available-for-sale
   securities:
  Investments--
     long-term -
     U.S.
     Government
     obligations.....     $  9,126,093        $      --          $  9,126,093        $     --           $   --        $  9,126,093
                          ------------       ------------        ------------        ----------         --------      ------------
Short-term
   investments:
  U.S. Government
    obligations......       25,973,400         10,549,046          36,522,446           735,428           (2,884)       37,254,990
  Corporate debt
    securities.......       53,408,802         45,174,465          98,583,267           491,579           (6,068)       99,068,778
                          ------------       ------------        ------------        ----------         --------      ------------
                            79,382,202         55,723,511         135,105,713         1,227,007           (8,952)      136,323,768
                          ------------       ------------        ------------        ----------         --------      ------------
  Total..............     $ 88,508,295       $ 55,723,511        $144,231,806        $1,227,007         $ (8,952)     $145,449,861
                          ============       ============        ============        ==========         ========      ============
March 31, 2001
Held-to-maturity
   securities:
  U.S. Government
   obligations.......     $ 14,866,529       $ 49,177,530        $ 64,044,059        $  420,188         $   --        $ 64,464,247
  Corporate debt
    securities.......      114,875,685         18,377,987         133,253,672         2,308,989          (17,552)      135,545,109
                          ------------       ------------        ------------        ----------         --------      ------------
                           129,742,214         67,555,517         197,297,731         2,729,177          (17,552)      200,009,356
                          ------------       ------------        ------------        ----------         --------      ------------
Available-for-sale
   securities:
  U.S. Government
    obligations......       10,708,654         33,554,543          44,263,197         2,354,979           (1,541)       46,616,635
  Corporate debt
    securities.......       54,709,256         23,359,160          78,068,416           467,207          (28,887)       78,506,736
                          ------------       ------------        ------------        ----------         --------      ------------
                            65,417,910         56,913,703         122,331,613         2,822,186          (30,428)      125,123,371
                          ------------       ------------        ------------        ----------         --------      ------------
  Total..............     $195,160,124       $124,469,220        $319,629,344        $5,551,363         $(47,980)     $325,132,727
                          ============       ============        ============        ==========         ========      ============


     The Company also has investments in marketable equity securities (approximately $1,429,000 and $3,574,000 at March 31, 2002 and 2001,
     respectively) that are currently classified as "available-for-sale" securities under the caption "other assets." This caption also includes non-marketable warrants to purchase securities. The warrants are recorded at the lower of cost or market. Unrealized gains (losses) are included in accumulated other comprehensive income in shareholders' equity.


     PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are recorded at cost. Depreciation and amortization are recorded using the straight-line method over the following estimated useful lives of the assets: building - 25 years; furniture, fixtures and equipment - 3 to 7 years; or, in the case of leasehold improvements, over the lease terms - 1 to 20 years.


     OTHER ASSETS - Other assets consist primarily of unamortized debt offering costs and purchased patents, which are being amortized over seven and five years, respectively, and certain equity securities (see discussion in "Investments" above). Other assets also include merger costs related to the proposed merger transaction with Reliant Pharmaceuticals, LLC ("Reliant").

      DEFERRED REVENUE - Short Term - During fiscal 1998, the Company received an upfront payment from ALZA Corporation ("ALZA") to fund clinical development of Cereport(R). This amount has been recorded as deferred revenue and is being amortized based on actual costs incurred for the clinical development of Cereport. In addition, the Company received prepayments for research and development costs under collaborative research projects with other corporate partners that are being amortized over the estimated term of the agreements using the straight-line method. The Company has also received cash milestone payments that are creditable against future royalty payments which are being recognized upon product sales of Nutropin Depot.


      DEFERRED COMPENSATION - Deferred compensation is related to awards under the Company's 1991 Restricted Common Stock Award Plan and pursuant to compensatory stock options and restricted common stock and is amortized over vesting periods ranging from one to five years.


      401(K) PLAN - The Company's 401(k) Retirement Savings Plan (the "401(k) Plan") covers substantially all of its employees. Eligible employees may contribute up to 100% of their eligible compensation, subject to certain Internal Revenue Service limitations. The Company matches a portion of employee contributions. The match is equal to 50% of the first 6% of deferrals and is fully vested when made. During fiscal 2002, 2001 and 2000, the Company contributed approximately $863,000, $632,000 and $505,000, respectively, to match employee deferrals under the 401(k) Plan.


      RECLASSIFICATIONS - Certain reclassifications have been made in fiscal 2001 and 2000 to conform to the presentation used in fiscal 2002.


      COMPREHENSIVE INCOME - Comprehensive income is composed of net income and other comprehensive income. Other comprehensive income includes certain changes in the equity of the Company that are excluded from the net loss. Specifically, other comprehensive income includes unrealized gains and losses on the Company's "available-for-sale" securities and changes in the cumulative foreign currency translation adjustments.


      SEGMENTS - The Company's operations are treated as one operating segment reporting to the chief operating decision-makers of the Company. Accordingly, the segment disclosures contemplated by SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," are not applicable.


      RECENTLY ADOPTED ACCOUNTING PRONOUNCEMENTS - The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," on April 1, 2001. The adoption did not have any impact on the financial position or results of operations of the Company.

      NEW ACCOUNTING PRONOUNCEMENTS - In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 is effective for any business combinations initiated after June 30, 2001. SFAS No. 142 is effective for fiscal years beginning after December 15, 2001. On April 1, 2002 the Company adopted this statement and is in the process of evaluating the impact that such adoption will have on its financial statements. Under the new rules, goodwill is no longer be amortized but will be subject to annual impairment tests in accordance with the statements. Other identifiable intangible assets continue to be amortized over their useful lives should they be determinable; otherwise, they will be subject to the same annual impairment test. The Company, as described in Note 8, did apply SFAS No. 141 to its equity method investment since such investment occurred subsequent to June 30, 2001. Its impact is discussed in Note 8.

      NEW ACCOUNTING PRONOUNCEMENTS (CONTINUED) - In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets or for Long-Lived Assets to Be Disposed Of," in its entirety, and APB No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," only for segments to be disposed of. The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. On April 1, 2002, the Company adopted this statement, and such adoption had no significant impact on its financial statements.


3.    ACCOUNTS PAYABLE AND ACCRUED EXPENSES

      Accounts payable and accrued expenses consist of the following at March
      31:

                                                   2002                2001
                                             ----------------    --------------
            Accounts payable...............  $     14,829,096    $    5,831,589
            Accrued compensation...........         2,603,413         1,821,644
            Accrued other..................         3,331,866         1,761,094
                                             ----------------    --------------
                                             $     20,764,375    $    9,414,327
                                             ================    ==============

4.    SHAREHOLDERS' EQUITY

      RESTRICTED STOCK PURCHASE AGREEMENTS/COMMON STOCK - During fiscal 1999, the Company issued 7,361,016 shares of its common stock in conjunction with its acquisition of AIR. Of these shares, 4,802,230 shares of common stock were issued to key employees and consultants of AIR, the unvested shares of which are subject to restricted stock purchase agreements. The Company assumed these restricted stock purchase agreements entered into by AIR. The restricted stock vests quarterly over a four-year period at different amounts for each shareholder. At March 31, 2002 and 2001, approximately 4,802,000 and 4,537,000 shares of restricted stock, respectively, had vested. The agreements state that if the consulting or employment relationship terminates within four years of issuance, the Company shall have the right, but not the obligation, to repurchase the non-vested shares from the shareholder at the share price initially paid by the shareholder. During fiscal 2000, the Company exercised its right to repurchase 83,602 shares of non-vested restricted stock.

      $3.25 PREFERRED STOCK - In March 1998, the Company completed a private placement of 2,300,000 shares of its convertible exchangeable preferred stock (the "$3.25 Preferred Stock") at $50.00 per share. Net proceeds to the Company were approximately $110,500,000. The $3.25 Preferred Stock was convertible at the option of the holder at any time, unless previously redeemed or exchanged, into the Company's common stock at a conversion rate of 3.3756 shares of common stock for each share of $3.25 Preferred Stock.


      In February 2001, the Company called, without penalty, for redemption the then-outstanding 1,768,200 shares of the $3.25 Preferred Stock. In March 2001, prior to the redemption date, the holders of 1,767,724 shares of the $3.25 Preferred Stock converted their shares into 5,967,124 shares of the Company's common stock. The Company redeemed the remaining shares at a redemption price of $52.275 per share plus accrued and unpaid dividends, or approximately $25,000. Prior to February 2001, holders of 530,800 shares of $3.25 Preferred Stock converted their shares into 1,791,764 shares of the Company's common stock. During fiscal 2000, the holders of 1,000 shares of the $3.25 Preferred Stock converted their shares into 3,374 shares of the Company's common stock.


      Dividends on the $3.25 Preferred Stock were cumulative from the date of original issue and were paid quarterly, commenced on June 1, 1998, and were paid each September 1, December 1, March 1 and June 1 thereafter, at the annual rate of $3.25 per share. The final dividend payment was made on March 1, 2001.


      1999 PREFERRED STOCK - In April 1999, the Company amended its license agreement with Genentech, Inc. ("Genentech") to expand its collaboration for Nutropin Depot, an injectable long-acting formulation of Genentech's recombinant human growth hormone based on the Company's ProLease drug delivery system. Under the agreement, the companies have been conducting expanded development activities, including clinical trials in an additional indication, process and formulation development and manufacturing. The agreement included milestone payments to reimburse the Company for its past research expenditures incurred from January 1, 1999 through December 31, 2000 plus an additional $5 million. The milestone payment for past research expenditures was earned in June 2000 when Genentech launched Nutropin Depot for sale in the United States.


      The terms of the collaboration included the purchase by Genentech of $35 million (3,500 shares) of newly issued redeemable convertible exchangeable preferred stock of the Company (the "1999 Preferred Stock"). The 1999 Preferred Stock was convertible at Genentech's option into shares of common stock and non-voting common stock during any period after September 1, 1999 that the closing price of the Company's common stock was above $22.50 per share for at least 10 consecutive trading days. In February 2000, Genentech exercised its option to convert the 1999 Preferred Stock together with accrued and unpaid dividends into 322,376 shares of voting and 382,632 shares of non-voting common stock.


      Dividends on the 1999 Preferred Stock were paid quarterly through March 2000 at a floating three-month LIBOR rate.

5.    LONG-TERM OBLIGATIONS

      Long-term obligations at March 31 consist of the following:

                                                                                           2002              2001
                                                                                       -----------        -----------
Notes payable to a bank, bearing interest at fixed rates (6.97%-8.58%), payable
   in monthly or quarterly installments,  maturing in fiscal 2003 and 2004..........   $11,825,000        $16,808,334
Note payable to a corporate partner, bearing interest (8.50% at March 31, 2001)
   at 2.5% above the one-year LIBOR, matured in fiscal 2002.........................          --            5,983,292
Other...............................................................................    10,000,000               --
                                                                                       -----------        -----------
                                                                                        21,825,000         22,791,626
Less current portion................................................................    14,025,000         10,966,626
                                                                                       -----------        -----------
                                                                                       $ 7,800,000        $11,825,000
                                                                                       ===========        ===========


     The bank notes listed above are secured by a building and real property pursuant to a mortgage and certain of the Company's equipment pursuant to security agreements. The bank notes are also secured by cash collateral (included in long-term investments at March 31, 2002) having a minimum market value of the lesser of $1,000,000 or the outstanding principal amount of the loan. Under the terms of the bank note agreement, the Company is required to maintain a minimum unencumbered balance of cash and permitted investments and a minimum ratio of unencumbered cash and net quick assets to total liabilities as well as a minimum consolidated capital base.


     In October 1998, the Company converted a prepayment of royalties from a former corporate partner, plus accrued interest, to a convertible promissory note in the principal amount of $5,983,292 as a result of the discontinuation of a collaboration. In accordance with the terms of the convertible promissory note, the debt could be satisfied, at the Company's option, in cash or the Company's common stock. In October 2001, and in accordance with the scheduled maturity, the principal amount of the note, together with accrued interest of $1,523,038, was converted into 328,645 shares of the Company's common stock.


     In March 2002, the Company borrowed $10 million from one of its investment managers under a loan agreement that is collateralized by a portion of its short-term investments. The balance of the loan was $10 million at March 31, 2002 and was included in long-term obligations - current portion. Interest is at the Federal Funds Rate plus 75 basis points (2.5% at March 31, 2002). The loan was repaid in April 2002.


     At March 31, 2002, the maturities of the long-term obligations are as follows:

            2003..................    $ 14,025,000
            2004..................       7,800,000
                                      ------------
                                      $ 21,825,000
                                      ============

6.    3 3/4% CONVERTIBLE SUBORDINATED NOTES

      In February 2000, the Company issued $200 million principal amount of its 3 3/4% Notes which are due in 2007. The 3 3/4% Notes are convertible into the Company's common stock, at the option of the holder, at a price of $67.75 per share, subject to adjustment upon certain events. The 3 3/4% Notes bear interest at 3 3/4% payable semi-annually, which commenced on August 15, 2000. The 3 3/4% Notes are redeemable by the Company in cash at any time prior to February 19, 2003 if the Company's stock price exceeds $135.50 per share for at least 20 of the 30 trading days immediately prior to the Company's delivery of the redemption notice. The 3 3/4% Notes are also redeemable at any time on or after February 19, 2003 at certain declining redemption prices. In certain circumstances, at the option of the holders, the Company may be required to repurchase the 3 3/4% Notes. The required repurchase may be in cash or, at the option of the Company, in common stock, at 105% of the principal amount of the 3 3/4% Notes, plus accrued and unpaid interest. As a part of the sale of the 3 3/4% Notes, during fiscal 2000, the Company incurred approximately $6,530,000 of offering costs which were recorded as other assets and are being amortized over seven years, the term of the 3 3/4% Notes. The net proceeds to the Company after offering costs were approximately $193,470,000. The Company has reserved 2,952,030 shares of its common stock for issuance upon conversion of the 3 3/4% Notes.


7.    INCOME TAXES

      At March 31, 2002, the Company has approximately $260,834,000 of net operating loss ("NOL") carryforwards for United States federal income tax purposes and approximately $18,806,000 of research and development tax credits available to offset future federal income tax, subject to limitations for alternative minimum tax. The NOL and research and development credit carryforwards are subject to examination by the tax authorities and expire in various years from 2002 through 2023.


      The components of the net deferred income tax assets at March 31 are as follows:

                                                             2002             2001
                                                      --------------    ---------------
NOL carryforwards, federal and state...............   $   70,680,000    $   54,190,000
Tax benefit from stock option exercises............       32,770,000        27,350,000
Tax credit carryforwards...........................       24,920,000        19,130,000
Capitalized research and development expenses, net
   of amortization.................................        8,010,000         9,010,000
Alkermes Europe NOL carryforward...................        7,500,000         6,140,000
Other..............................................        6,230,000         2,410,000
Less valuation allowance...........................     (150,110,000)     (118,230,000)
                                                       -------------     -------------
                                                      $        --       $        --
                                                       =============     =============

      Tax benefits from stock option exercises will be credited to additional paid-in capital when realized.

      The valuation allowance has been provided because of the uncertainty of realizing the future benefits of the net deferred income tax assets. The valuation allowance increased by $22,488,000 from March 31, 2000 to March 31, 2001.

8.    INVESTMENT IN RELIANT PHARMACEUTICALS, LLC

      In December 2001, the Company announced a strategic alliance with Reliant, a privately held pharmaceutical company marketing branded, prescription pharmaceutical products to primary care physicians in the U.S.

       As part of the alliance, in December 2001, the Company purchased approximately 63% of an offering by Reliant of its Series C Convertible Preferred Units, representing approximately 19% of the equity interest in Reliant, for a purchase price of $100 million. The investment is being accounted for under the equity method of accounting because Reliant is organized as a limited liability company which is treated in a manner similar to a partnership. Because, at the time of the Company's investment, Reliant had an accumulated deficit from operations and a deficit in members' capital, under applicable accounting rules, the Company's share of Reliant's losses from the date of the investment will be recognized in proportion to the Company's percentage participation in the Series C financing, and not in proportion to its percentage ownership interest in Reliant. The Company records its equity in the income or losses of Reliant three months in arrears. The Company anticipates that Reliant will have substantial net losses through 2003, and accordingly, recorded its 63% share of such losses in its consolidated financial statements beginning in the quarter ended March 31, 2002.



       Summarized financial information with regard to Reliant as of December 31, 2001 and for the year then ended is as follows:





            (IN THOUSANDS)
            Current assets                                   $   155,993
            Noncurrent assets                                     52,333
            Current liabilities                                  164,687
            Noncurrent liabilities                                    --
            Redeemable preferred units                           286,018
            Revenues                                             276,665
            Costs and expenses                                   472,713
            Net loss                                            (198,021)



       In connection with the Company's $100 million equity investment in Reliant, the Company is in the process of allocating its proportionate share of the assets acquired and liabilities assumed in accordance with the guidance set forth in SFAS No. 141. The Company has taken a $2.7 million noncash charge for in-process research and development through the Statements of Operations under the caption "Equity in Losses of Reliant Pharmaceuticals, LLC." The $2.7 million noncash charge is related to management's current estimate of the amount of the purchase price to be allocated to in-process research and development. This analysis of the purchase price allocation is preliminary and the amount allocated to in-process research and development is subject to future adjustment.


9.     RELATED-PARTY TRANSACTIONS

       In March 1992, the Company licensed to Clinical Partners, a limited partnership of which ADC II is the general partner, certain of its technology relating to Receptor-Mediated Permeabilizers(TM) ("RMPs(TM)"). Research and development of RMPs is being conducted by the Company for Clinical Partners. The Company also has an obligation to fund the development of the technology and the on-going operations of Clinical Partners in order to maintain its option to purchase the limited partnership interests in Clinical Partners. Amounts expended to, or on behalf of, Clinical Partners were $31,068, $32,158 and $64,638 for fiscal 2002, 2001 and 2000, respectively.


10.    RESEARCH AND DEVELOPMENT ARRANGEMENTS

       The Company has entered into several collaborative arrangements with corporate partners (the "Partners") to provide research and development activities relating to the Partners' products. In connection with these agreements, the Company has granted certain licenses or the right to obtain certain licenses to technology developed by the Company. In return for such grants, the Company will receive certain payments upon the achievement of certain milestones and will receive royalties on sales of products developed under the terms of the agreements. Additionally, the Company has, or may obtain, the right to manufacture and supply products developed under certain of these arrangements.


       The Company is currently expanding its Medisorb manufacturing facility in Wilmington, Ohio in anticipation of the commercial manufacture of Risperdal Consta(TM). Pursuant to the terms of an agreement with Janssen Pharmaceutica ("Janssen"), Janssen has committed to make certain payments to the Company. In addition, Janssen has agreed to reimburse the Company for certain cumulative payments made by the Company for the expansion of its Medisorb manufacturing facility in Wilmington, Ohio, in the event Janssen terminates the collaborative arrangement with the Company prior to any commercial launch of Risperdal Consta.

       Pursuant to the terms of an agreement with Eli Lilly & Company ("Lilly"), Lilly has agreed to provide funding of certain amounts for the design and construction of a portion of AIR's manufacturing facility in Chelsea, Massachusetts. Lilly's investment will be used to fund pulmonary insulin production and packaging capabilities. This funding will be secured by Lilly's ownership of specific equipment to be located and used in the facility. The Company has the right to purchase the equipment from Lilly, at any time, at the then-current net book value.


       During fiscal 2002, 2001 and 2000, research and development revenue under collaborative arrangements from Genentech amounted to 9%, 51% and 18%, from Johnson & Johnson amounted to 22%, 21% and 41%, from Serono S.A. amounted to 13%, 3% and 7%, from GlaxoSmithKline amounted to 19%, 7% and 2%, and from Lilly amounted to 25%, 5% and 2%, respectively, of research and development revenue. At March 31, 2002 and 2001, amounts receivable under these collaborative arrangements totaled approximately $17,105,000 and $8,893,000, respectively.


11.    COMMITMENTS

       Lease Commitments - The Company leases certain of its offices, research laboratories and manufacturing facilities under operating leases with initial terms of one to twenty years, expiring between 2002 and 2022. Several of the leases contain provisions for extensions of up to ten years. These lease commitments include a commitment for a building for new corporate headquarters, which is expected to be completed during fiscal 2003. Total annual future minimum lease payments are as follows:

                  2003                             $    12,051,000
                  2004                                  12,313,000
                  2005                                  11,875,000
                  2006                                  10,452,000
                  2007                                  10,101,000
                  Thereafter                           160,901,000

       Rent expense charged to operations was approximately $8,044,000, $6,213,000 and $5,223,000 for the years ended March 31, 2002, 2001 and
       2000, respectively.


       License and Royalty Commitments - The Company has entered into license agreements with certain corporations and universities that require the Company to pay annual license fees and royalties based on a percentage of revenues from sales of certain products and royalties from sublicenses granted by the Company. Amounts paid under these agreements were approximately $261,000, $124,000 and $165,000 for the years ended
       March 31, 2002, 2001 and 2000, respectively, and are included in research and development expenses.

12.    STOCK OPTIONS AND AWARDS

       The Company's Stock Option Plans (the "Plans") include the Amended and Restated 1989 Non-Qualified Stock Option Plan (the "1989 Plan"), the Amended and Restated 1990 Omnibus Stock Option Plan, as amended (the "1990 Plan"), the 1992 Non-Qualified Stock Option Plan (the "1992 Plan"), the 1998 Equity Incentive Plan (the "1998 Plan") and the 1999 Stock Option Plan (the "1999 Plan"), which provide for the granting of stock options to employees, officers and directors of and consultants to, the Company. In addition, the Stock Option Plan for Non-Employee Directors (the "Director Plan") provides for the granting of stock options to non-employee directors of the Company. Non-qualified options were initially authorized to purchase up to 450,000 shares of the Company's common stock under the 1989 Plan, non-qualified and incentive options were initially authorized to purchase up to 6,500,000 shares of the Company's common stock under the 1990 Plan, non-qualified options were initially authorized to purchase up to 2,000,000 shares of the Company's common stock under the 1992 Plan, non-qualified and incentive stock options and restricted stock were initially authorized to purchase up to 1,156,262 shares under the 1998 Plan, non-qualified and incentive options were initially authorized to purchase up to 9,900,000 shares under the 1999 Plan and non-qualified options were initially authorized to purchase up to 500,000 shares of the Company's common stock under the Director Plan. The 1989 Plan terminated on July 18, 1999 and the 1990 Plan terminated on September 19, 2000. Unless sooner terminated, the 1992 Plan will terminate on November 11, 2002, the 1998 Plan will terminate on April 1, 2008, the 1999 Plan will terminate on June 2, 2009 and the Director Plan will terminate on March 18, 2006. The Company has reserved a total of 14,112,176 shares of common stock for issuance upon exercise of options that have been or may be granted under the Plans.


       The Compensation Committee of the Board of Directors administers the Plans and determines who is to receive options and the exercise price and terms of such options. The Compensation Committee has delegated its authority to the Compensation Sub-Committee to make grants and awards under the Plans to "officers" and has delegated its authority to the Limited Compensation Sub-Committee to make grants under the Plans up to 5,000 shares per individual grantee. The Board of Directors administers the Director Plan. The option exercise price of stock options granted under the 1989 Plan, the 1990 Plan, the 1998 Plan, the 1999 Plan and the Director Plan may not be less than 100% of the fair market value of the common stock on the date of grant. Under the terms of the 1992 Plan, the option exercise price may be below the fair market value, but not below par value, of the underlying stock at the time the option is granted.


       The 1989 Plan, the 1990 Plan and the 1992 Plan also provide that the Compensation Committee may grant Limited Stock Appreciation Rights ("LSARs") with respect to all or any portion of the shares covered by stock options granted to directors and executive officers. LSARs may be granted with the grant of a non-qualified stock option or at any time during the term of such option but may only be granted at the time of the grant of an incentive stock option. The grant of LSARs will not be effective until six months after their date of grant. Upon the occurrence of certain triggering events, including a change of control, the options with respect to which LSARs have been granted shall become immediately exercisable and the persons who have received LSARs will automatically receive a cash payment in lieu of shares. At March 31, 2002, there are 115,000 LSARs outstanding which have been granted under the 1990 Plan. No LSARs were granted during fiscal 2002, 2001 or 2000.

       The Company has also adopted the 1991 Restricted Common Stock Award Plan (the "Award Plan"). The Award Plan provides for the award to certain eligible employees, officers and directors of, and consultants to, the Company of up to a maximum of 500,000 shares of common stock. The Award Plan is administered by the Compensation Committee. Awards generally vest over five years. During fiscal 2002, 2001 and 2000, 135,000, 2,500, and 7,000 shares of common stock, respectively, were awarded under the Award Plan and 1,250, zero, and 8,200 shares, respectively, ceased to be subject to forfeiture and were issued. In addition, zero shares were canceled during each of the years ended March 31, 2002, 2001 and 2000, respectively. At March 31, 2002, 2001 and 2000, there were awards for 195,850, 62,100 and 59,600 shares outstanding under the Award Plan, respectively. The Award Plan terminated on November 15, 2001.


       Noncash compensation expense of $1,943,693 in fiscal 2002 primarily resulted from the grant of restricted stock awards to certain employees and has been charged to research and development and general and administrative expenses, as appropriate. Included in the statement of shareholders' equity is deferred compensation of $3,631,656 related to option and award grants in fiscal 2002, which will be amortized over the vesting periods.


       Pro forma information regarding net loss and basic and diluted loss per common share in fiscal 2002, 2001 and 2000 has been determined as if the Company had accounted for its employee stock options under the fair-value method prescribed by SFAS No. 123. The resulting effect on pro forma net loss and basic and diluted loss per common share is not necessarily likely to be representative of the effects on net loss and basic and diluted loss per common share on a pro forma basis in future years, due to (i) grants made prior to fiscal 1996 being excluded from the calculation and (ii) the uncertainty regarding the magnitude of future grants. The fair value of options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rates ranging from 3.93% - 4.97% in fiscal 2002, 4.64% - 6.30% in fiscal 2001 and 5.81% - 6.50% in fiscal
       2000; dividend yields of 0% in fiscal 2002, 2001 and 2000; volatility factors for the expected market price of the Company's common stock of 70% in fiscal 2002 and in fiscal 2001 and 67% in fiscal year 2000; and a weighted average expected life of 4 years in fiscal 2002, 2001 and 2000. Using the Black-Scholes option pricing model, the weighted average fair value of options granted in fiscal 2002, 2001 and 2000 was $11.29, $16.99 and $9.38, respectively. For purposes of pro forma disclosures, the estimated fair value of options is amortized to pro forma expense over the vesting period of the option. Pro forma information for the years ended March 31 is as follows:

                                                          2002              2001               2000
                                                   ---------------    ---------------    ---------------
Net loss - as reported                             $   (61,354,969)   $   (24,136,646)   $   (77,436,141)
Net loss - pro forma                                   (98,045,246)       (49,346,718)       (87,469,415)
Basic and diluted loss per common share - as
   reported                                                  (0.96)             (0.43)             (1.52)
Basic and diluted loss per common share - pro
   forma                                                     (1.54)             (0.89)             (1.71)

       A summary of option activity under the 1989, 1990, 1992, 1998, 1999 and Director Plans is as follows:

                                                  EXERCISE            WEIGHTED
                               NUMBER              PRICE              AVERAGE
                                 OF                 PER               EXERCISE
                               SHARES              SHARE               PRICE
                             ------------     -----------------      -----------
Balance, March 31, 1999       6,623,632       $ 0.28   - $15.92       $   5.41
    Granted                   3,214,700        11.61   -  96.88          17.29
   Exercised                 (1,768,252)        0.28   -   5.50           3.56
   Canceled                    (422,890)        1.66   -  17.27           8.79
                             ----------       -----------------       --------
Balance, March 31, 2000       7,647,190         0.30   -  96.88          10.60
    Granted                   3,478,450        23.19   -  48.03          30.67
   Exercised                 (1,250,434)        0.30   -  22.13          3.69
   Canceled                    (262,603)        5.00   -  94.10         18.19
                             ----------       -----------------       -------
Balance, March 31, 2001       9,612,603         0.30   -  96.88         18.43
    Granted                   2,858,575        18.28   -  35.89         21.17
   Exercised                   (771,252)        0.30   -  23.88          7.42
   Canceled                    (250,804)        1.66   -  85.53         21.12
                             ----------       -----------------       -------
Balance, March 31, 2002      11,449,122       $ 0.30   - $96.88       $ 19.85
                             ----------       -----------------       -------

     Options granted generally vest ratably over four years, except options granted under the Director Plan which vest after six months.


     The following table summarizes information concerning outstanding and exercisable options at March 31, 2002:

                                  OPTIONS OUTSTANDING                 OPTIONS EXERCISABLE
                          ---------------------------------------   -----------------------
                                           WEIGHTED
                                           AVERAGE
                                          REMAINING     WEIGHTED                    WEIGHTED
                                         CONTRACTUAL    AVERAGE                     AVERAGE
       RANGE OF               NUMBER         LIFE       EXERCISE       NUMBER       EXERCISE
   EXERCISE PRICES         OUTSTANDING    (IN YEARS)     PRICE      EXERCISABLE      PRICE
----------------------     -----------   -----------    --------    -----------     --------
 $0.30   -   $  7.94          1,949,235         5.41    $   5.77       1,594,471    $   5.72
  8.16   -     15.20            733,439         6.42       10.69         506,748       10.55
 15.24   -     16.69          2,370,101         7.58       16.68       1,161,631       16.68
 16.94   -     19.40          2,167,921         9.46       19.35          23,496       18.08
 19.50   -     27.33            752,275         9.21       25.19         216,100       23.04
 28.03   -     29.31          2,547,913         8.67       29.25         618,393       29.29
 29.34   -     96.88            928,238         8.55       35.86         311,008       37.40
--------------------        -----------  -----------    --------     -----------    --------
  $0.30   -   $96.88         11,449,122         7.92    $  19.85       4,431,847    $  15.62
====================        ===========  ===========    ========     ===========    ========

13.    PROPOSED MERGER TRANSACTION WITH RELIANT PHARMACEUTICALS, LLC

       On March 20, 2002 the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Reliant Pharmaceuticals, LLC pursuant to which, if consummated, each Reliant unit would be converted into the right to receive 1.3297 shares of our common stock (the "Exchange Ratio"). Reliant is a privately held pharmaceutical company marketing branded, prescription pharmaceutical products to primary care physicians in the U.S. The transactions contemplated by the Merger Agreement are structured as a tax-free exchange. In addition, the Company would assume the equity incentive plans of Reliant.


       At the time of the announcement of the merger, the estimated purchase price was approximately $885 million, which included the estimated fair value of the Company's common stock to be issued, the value of the Reliant options and restricted common units to be assumed and the Company's direct transaction costs. If the merger is approved and consummated, the Company would issue a maximum of 31.25 million shares of common stock. The final purchase price would be determined based upon the number of Reliant units, restricted units and options outstanding at the effective time. The closing is subject to various conditions, including the approval by the shareholders of the Company and members of Reliant and the receipt of customary regulatory approvals. In addition, both we and Reliant have rights to terminate the merger agreement before closing in certain circumstances, including if the closing has not occurred prior to August 31, 2002, if certain representations, warranties and covenants have been breached or if the average closing price of Alkermes common stock is below $17.70 per share for the ten trading days before the closing of the transaction.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Managers of
Reliant Pharmaceuticals, LLC:

      We have audited the accompanying balance sheets of Reliant Pharmaceuticals, LLC (a Delaware limited liability company) (the "Company") as of December 31, 2001 and 2000, and the related statements of operations, changes in members' capital and cash flows for the years ended December 31, 2001 and 2000 and the period from inception (August 31, 1999) to December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Reliant Pharmaceuticals, LLC as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years ended December 31, 2001 and 2000 and the period from inception (August 31, 1999) to December 31, 1999 in conformity with accounting principles generally accepted in the United States.

                                        /s/ ARTHUR ANDERSEN LLP

Roseland, New Jersey

February 15, 2002

      This is a hard copy of a report previously issued by Arthur Andersen LLP. This report has not been reissued by Arthur Andersen LLP nor has Arthur Andersen LLP provided a consent to the inclusion of its report in this prospectus.

                          RELIANT PHARMACEUTICALS, LLC

                                 BALANCE SHEETS
                        AS OF DECEMBER 31, 2001 AND 2000

                                                                                  2001                 2000
                                                                               ---------             ---------
                                                                                   (DOLLARS IN THOUSANDS
                                                                                   EXCEPT FOR LIQUIDATION
                                                                                    PREFERENCE AMOUNTS)
                               ASSETS
CURRENT ASSETS:
  Cash and cash equivalents                                                    $  66,109             $  96,171
  Accounts receivable, net of allowance for doubtful accounts of
     $460 as of December 31, 2001 and $26 as of December 31, 2000                 10,417                22,203
  Inventory, net of inventory reserves of $367 as of December 31,
     2001 and $0 as of December 31, 2000                                          44,824                14,199
  Other current assets                                                            34,643                23,271
                                                                               ---------             ---------
   Total current assets                                                          155,993               155,844

FIXED ASSETS, net of accumulated depreciation of $436 as of
 December 31, 2001 and $54 as of December 31, 2000                                 1,968                   650

INTANGIBLE ASSETS, net of accumulated amortization of $35,746 as of
 December 31, 2001 and $13,183 as of December 31, 2000                            48,408                90,971

OTHER LONG TERM ASSETS                                                             1,957                  --
                                                                               ---------             ---------
   Total assets                                                                $ 208,326             $ 247,465
                                                                               =========             =========
             LIABILITIES, REDEEMABLE PREFERRED UNITS
                  AND MEMBERS' (DEFICIT) CAPITAL

CURRENT LIABILITIES:
  Accounts payable                                                             $  66,316             $  65,587
  Accrued expenses                                                                98,072                25,315
  Other current liabilities                                                          299                60,167
                                                                               ---------             ---------
   Total current liabilities                                                     164,687               151,069
                                                                               ---------             ---------
COMMITMENTS AND CONTINGENCIES

REDEEMABLE PREFERRED UNITS:
  Series A redeemable preferred units; 425,000 units issued at
     December 31, 2001 (liquidation preference cap-- $14,737,689)                  4,275                  --
  Series B redeemable preferred units; 13,500,000 units issued at
     December 31, 2001 (liquidation preference cap-- $449,874,912)               135,714                  --
  Series C redeemable preferred units; 7,500,000 units issued at
     December 31, 2001 (liquidation preference-- $150,495,833)                   146,029                  --

MEMBERS' (DEFICIT) CAPITAL:
  Common units; 4,219,359 units issued at December 31, 2001 and
     3,831,659 units issued at December 31, 2000                                   3,915                    38
  Series A preferred units; 425,000 units issued at December 31, 2000               --                   4,250
  Series B preferred units; 13,500,000 issued at December 31, 2000                  --                 135,000
  Subscriptions and loans receivables                                             (5,138)               (1,116)
  Accumulated deficit                                                           (241,156)              (41,776)
                                                                               ---------             ---------
   Total members' (deficit) capital                                             (242,379)               96,396
                                                                               ---------             ---------
   Total liabilities, redeemable preferred units and members'
      (deficit) capital                                                        $ 208,326             $ 247,465
                                                                               =========             =========

The accompanying notes are an integral part of these balance sheets.

                          RELIANT PHARMACEUTICALS, LLC


                            STATEMENTS OF OPERATIONS

               FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000 AND
        THE PERIOD FROM INCEPTION (AUGUST 31, 1999) TO DECEMBER 31, 1999

                                                                                                   FROM
                                                                                                 INCEPTION
                                                             FOR THE YEARS ENDED                (AUGUST 31,
                                                                 DECEMBER 31,                    1999) TO
                                                       -----------------------------------     DECEMBER 31,
                                                            2001                 2000             1999
                                                       ------------        ---------------     ------------
                                                                       (DOLLARS IN THOUSANDS)
REVENUES:
  Net product sales                                    $    234,113        $   68,817           $      --
  Promotion revenues                                         42,552             1,837                  --
                                                        -----------         ---------            ----------
    Total revenues                                          276,665            70,654                  --
                                                        -----------         ---------            ----------
COSTS AND EXPENSES:
  Cost of product sales                                     174,705            39,702                  --
  Cost of promotion revenues                                102,591            10,874                  --
  Selling, general and administrative                       145,672            55,612                  386
  Research and development                                   49,745             5,341                  240
                                                        -----------         ---------            ----------
    Total costs and expenses                                472,713           111,529                  626
                                                        -----------         ---------            ----------
LOSS FROM OPERATIONS                                       (196,048)          (40,875)                (626)
                                                        -----------         ---------            ----------
INTEREST EXPENSE, net
  Interest income                                             1,879             1,419                --
  Interest expense                                           (3,852)           (1,683)                 (11)
                                                        -----------         ---------            ----------
    Interest expense, net                                    (1,973)             (264)                 (11)
                                                        -----------         ---------            ----------
    Net loss                                            $  (198,021)        $ (41,139)           $    (637)
                                                        ============         =========           ==========

   The accompanying notes are an integral part of these financial statements.

                          RELIANT PHARMACEUTICALS, LLC


               STATEMENTS OF CHANGES IN MEMBERS' (DEFICIT) CAPITAL

               FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000 AND
        THE PERIOD FROM INCEPTION (AUGUST 31, 1999) TO DECEMBER 31, 1999


                                 SERIES A                 COMMON
                              PREFERRED STOCK             STOCK
                             -----------------     ---------------------      SERIES A PREFERRED             SERIES B PREFERRED
                                          PAR                    PAR        ----------------------        -------------------------
                             SHARES      VALUE     SHARES       VALUE          UNITS     AMOUNT             UNITS            AMOUNT
                             ------      -----     ------       -----          -----     ------             -----            ------
                                                                (DOLLARS IN THOUSANDS)
BALANCE, August 31,
   1999 (Inception)               --   $   --        --         $  --             --    $     --                 --      $       --
   Initial
    capitalization
    of the Company                --       --       100            --             --          --                 --              --
   Net loss from
     Inception
     (August 31,
     1999) to
     December 31,
     1999                         --       --        --            --             --          --                 --              --
                             --------  --------    -------     --------    ----------    --------        ------------    ----------
BALANCE, December 31,
   1999                           --       --       100            --             --          --                 --              --
   Conversion of
     promissory note
     into Series A
     Preferred Stock
     and Founders
     warrant to
     acquire common
     stock                   425,000        4        --            --             --          --                 --              --
   Termination of
     C Corporation--
     Exchange of
       Series A
       Preferred Stock
       for Series A
       Preferred Units      (425,000)      (4)       --            --        425,000       4,250                 --              --
     Exchange of Common
       Stock for
       Common Units               --       --      (100)           --             --          --                 --              --
   Sale of Series B
     Preferred Units              --       --        --            --             --          --         13,500,000         135,000
   Exercise of
     Founders Warrant             --       --        --            --             --          --                 --              --
   Interest on
     subscriptions
     receivable                   --       --        --            --             --          --                 --              --
   Issuance of
     Founders Units
     including units
     originally
     issued
     pre-conversion
     as Founder
     Options                      --       --        --            --             --          --                 --              --
   Net loss                       --       --        --            --             --          --                 --              --
                             --------  --------    -------      -------    ----------    --------        ------------    ----------
BALANCE, December 31,
   2000                           --       --        --            --        425,000       4,250         13,500,000         135,000
   Exercise of
     employee stock
     options                      --       --        --            --             --          --                 --              --
   Proceeds from
     Subscriptions
     and Loans
     Receivables                  --       --        --            --             --          --                 --              --
   Reclassification of
     Series A
     Preferred and
     Series B
     Preferred                    --       --        --            --       (425,000)     (4,250)       (13,500,000)       (135,000)
   Series A, B and C
     preferred
     dividends                    --       --        --            --             --          --                 --              --
   Interest on
     subscriptions
     and loans
     receivables                  --       --        --            --             --          --                 --              --
   Issuance of
     warrants                     --       --        --            --             --          --                 --              --
   Net loss                       --       --        --            --             --          --                 --              --
                             --------  --------    -------      -------    ----------    --------        ------------    ----------
BALANCE, December 31,
   2001                           --   $   --        --         $  --             --    $     --                 --      $       --
                             ========  ========    =======      =======    ==========   =========        ============    ==========

   The accompanying notes are an integral part of these financial statements.

                          RELIANT PHARMACEUTICALS, LLC

                                          COMMON             ADDITIONAL     SUBSCRIPTIONS                        MEMBERS'
                                    ----------------------    PAID-IN         AND LOANS        ACCUMULATED      (DEFICIT)
                                    UNITS        AMOUNT       CAPITAL        RECEIVABLES         DEFICIT         CAPITAL
                                    ---------    --------   ------------   ---------------   --------------    -------------
                                                                   (DOLLARS IN THOUSANDS)
BALANCE, August 31, 1999
   (Inception)                             --   $      --   $        --    $          --     $          --     $        --
  Initial capitalization of
     the Company                           --          --            --               --                --              --
  Net loss from Inception
     (August 31, 1999) to
     December 31, 1999                     --          --            --               --              (637)           (637)
                                    ---------   ---------   -----------    -------------     -------------     -----------
BALANCE, December 31, 1999                 --          --            --               --              (637)           (637)
  Conversion of promissory
     note into Series A
     Preferred Stock and
     Founders warrant to
     acquire common stock                  --          --         4,246               --                --           4,250
  Termination of C
     Corporation--
     Exchange of Series A
       Preferred Stock for
       Series A Preferred Units            --          --        (4,246)              --                --              --
     Exchange of Common Stock
       for Common Units                   100          --            --               --                --              --
  Sale of Series B Preferred
     Units                                 --          --            --           (1,073)               --         133,927
  Exercise of Founders Warrant      2,181,016          22            --               --                --              22
  Interest on subscriptions
     receivable                            --          --            --              (27)               --             (27)
  Issuance of Founders Units
     including units
     originally issued
     pre-conversion as Founder
     Options                        1,650,543          16            --              (16)               --              --
  Net loss                                 --          --            --               --           (41,139)        (41,139)
                                    ---------   ---------   -----------    -------------     -------------     -----------
BALANCE, December 31, 2000          3,831,659          38            --           (1,116)          (41,776)         96,396
  Exercise of employee stock
     options                          387,700       3,877            --           (3,877)               --              --
  Proceeds from Subscriptions
     and Loans Receivables                 --          --            --               98                --              98
  Reclassification of Series A
     Preferred and Series B
     Preferred                             --          --            --               --                --        (139,250)
  Series A, B and C preferred
     dividends                             --          --            --               --            (1,367)         (1,367)
  Interest on subscriptions
     and loans receivables                 --          --            --             (243)               --            (243)
  Issuance of warrants                     --          --            --               --                 8               8
  Net loss                                 --          --            --               --          (198,021)       (198,021)
                                    ---------   ---------   -----------    -------------     -------------     -----------
BALANCE, December 31, 2001          4,219,359   $   3,915   $        --    $      (5,138)    $    (241,156)    $  (242,379)
                                    =========   =========   ===========    =============     =============     ===========

   The accompanying notes are an integral part of these financial statements.

                          RELIANT PHARMACEUTICALS, LLC

                            STATEMENTS OF CASH FLOWS
       FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000 AND THE PERIOD FROM
                INCEPTION (AUGUST 31, 1999) TO DECEMBER 31, 1999

                                                                                                              FROM
                                                                                                            INCEPTION
                                                                         FOR THE YEARS ENDED               (AUGUST 31,
                                                                             DECEMBER 31                     1999) TO
                                                                   ----------------------------------      DECEMBER 31,
                                                                      2001                2000                 1999
                                                                   ---------           ---------           ------------
                                                                             (DOLLARS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                         $(198,021)          $ (41,139)          $    (637)
  Adjustments to reconcile net loss to net cash (used in)
     provided by operating activities--
       Depreciation                                                      406                  54                --
       Loss on inventory purchase commitment                          30,000                --                  --
       Amortization of intangible assets                              37,748              13,183                --
       Write-down of intangible asset                                  4,815                --                  --
       Loss on disposal of assets                                          8                --                  --
       Provision for doubtful accounts                                   434                  26                --
  Changes in operating assets and liabilities--
   Decrease (increase) in accounts receivable                         11,352             (22,229)               --
   Increase in inventory                                             (30,625)            (14,199)               --
   Increase in other current assets                                  (11,372)            (23,271)               --
   Increase in other assets                                           (1,957)               --                  --
   Increase in accounts payables and accrued expenses                 43,486              90,462                 440
   Increase in other current liabilities                                 299                --                  --
                                                                   ---------           ---------           ---------
     Net cash (used in) provided by operating activities            (113,427)              2,887                (197)
                                                                   ---------           ---------           ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Payments for the acquisitions of licenses                          (60,167)            (43,987)               --
  Capital expenditures                                                (1,732)               (704)               --
                                                                   ---------           ---------           ---------
     Net cash used in investing activities                           (61,899)            (44,691)               --
                                                                   ---------           ---------           ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from notes payable to Founders                               --                 1,050               4,200
  Repayment of note payable                                             --                (1,000)               --
  Exercise of Founders Warrants                                         --                    22                --
  Proceeds from subscriptions and loan receivables                      (145)               --                  --
  Sale of Series B Preferred Units                                      --               133,900                --
  Net borrowings under bridge financing                               50,000                --                  --
  Sale of Series C Redeemable Preferred Units, net                    95,409                --                  --
                                                                   ---------           ---------           ---------
     Net cash provided by financing activities                       145,264             133,972               4,200
                                                                   ---------           ---------           ---------
     Net (decrease) increase in cash and cash equivalents            (30,062)             92,168               4,003
CASH AND CASH EQUIVALENTS, beginning of period                        96,171               4,003                --
                                                                   ---------           ---------           ---------
CASH AND CASH EQUIVALENTS, end of period                           $  66,109           $  96,171           $   4,003
                                                                   =========           =========           =========

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
  Cash paid during the period for interest                         $   4,685           $     913           $    --
                                                                   =========           =========           ==========


SUPPLEMENTAL DISCLOSURE OF NON CASH INVESTING AND FINANCING ACTIVITIES:


      In 2001, the Company converted $50.0 million of bridge loans into Series C Redeemable Preferred Units (see Notes 9 and 12).

      In 2000, the Company converted a $4.25 million convertible demand note into Series A Preferred Stock and a common stock warrant, which subsequently converted into Series A Preferred Units and a common unit warrant (see Notes 1 and 12).

   The accompanying notes are an integral part of these financial statements.

                          RELIANT PHARMACEUTICALS, LLC

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2001 AND 2000

1.     THE COMPANY

      Reliant Pharmaceuticals, LLC (the "Company" or "Reliant"), a Delaware limited liability company, was formed July 6, 2000, as the successor to Reliant Pharmaceuticals, Inc., a Delaware corporation, which was originally incorporated on August 31, 1999, as Bay City Pharmaceuticals, Inc. The name of the Company was changed from Bay City Pharmaceuticals, Inc. to Reliant Pharmaceuticals, Inc. on April 17, 2000. The Company commenced operating activities in July 2000.

      The Company is a privately owned U.S. based ethical, branded pharmaceutical company. The Company has acquired rights to certain marketed and distributed branded prescription pharmaceutical products from companies in the pharmaceutical industry. The Company is advancing several clinical development projects and may acquire rights to additional branded prescription pharmaceutical products and compounds that are in clinical development.

      The Company was founded by Joseph Krivulka and Stefan Aigner together with Jack L. Bowman, Herbert Conrad, Irwin Lerner, David V. Milligan and Bay City Capital ("BCC"), collectively referred to as the "Founders." In connection with the formation of the Company, each Founder received a specified Founder's interest in the Company based on a predetermined percentage of defined contributed equity of $125.0 million (the "Predetermined Amount") of the Company, and upon receipt by the Company of the Predetermined Amount. Each Founder's equity interest in the Company based upon the Predetermined Amount was initially established as follows-

     BCC                                                          15.0%
     Joseph Krivulka                                               5.0%
     Stefan Aigner                                                 2.5%
     Jack L. Bowman                                                0.5%
     Herbert Conrad                                                0.5%
     Irwin Lerner                                                  0.5%
     David V. Milligan                                             0.5%

      Each Founder owns preferred units in the Company as a result of participation in both the Series B Financing and Series C Financing (see Notes 12 and 19). Up to the Predetermined Amount, the Founders' interest was not diluted. In connection with and subsequent to the Series B Financing, as well as the Series C Financing, the Founders ownership percentage with respect to their Founders' equity has been diluted.

      BCC initially contributed $100 for 100 shares of common stock and agreed to fund up to $4.25 million in the form of a convertible demand note (the "Note") bearing interest at the applicable federal rate provided under the Internal Revenue Code of 1986, as amended. The Note was convertible, at BCC's option, into (a) Series A Preferred Stock of the Company (see Note 12) at such time the preferred stock was designated by the Company, and (b) a warrant (the "Founder's Warrant") to purchase common stock of Reliant, which warrant upon exercise and together with the preferred and common stock owned by BCC at the time of exercise would give BCC its 15% Founder's interest. The Warrant was exercisable at $0.01 per share. The Note was fully drawn upon by the Company, and in April 2000 BCC converted the Note into 425,000 shares of Series A Preferred Stock and the Founder's Warrant.

      The remaining Founders received their Founders interest in the form of options (the "Founders' Options"). The options were exercisable at $0.01 per share, which approximated fair value.

                          RELIANT PHARMACEUTICALS, LLC

      Upon Reliant's conversion to a limited liability company ("LLC") and pursuant to the Agreement and Plan of Conversion (the "Plan of Conversion"), the shares of common stock and Series A Preferred Stock owned by BCC automatically converted into an equal number of Class One Common Units ("Common Units") and Series A Preferred Units, respectively, of the LLC. Similarly, the Founder's Warrant was replaced by an LLC Common Unit Purchase Warrant ("Founders' LLC Warrant"). The Founders' Options were cancelled and automatically replaced, in equal number, with LLC Common Units pursuant to the Plan of Conversion (see Note
13).

      In July 2000, the Company accepted subscriptions for $135.0 million of its Series B Preferred Units (the "Series B Financing") (see Note 12). Following the initial closing of the Series B Financing, the Founders' LLC Warrant was exercised and the remaining Founders' Units were issued (see Note 13).

      In December 2001, the Company accepted subscriptions for $150.0 million of its Series C Preferred Units (the "Series C Financing") (see Notes 12 and 19).

      The Company's business is subject to significant risks including, but not limited to, (i) its ability to obtain funding, (ii) its uncertainty of future profitability, (iii) the risks inherent in its clinical development efforts,
(iv) uncertainties associated with obtaining and enforcing its patents and with the patent rights of others, (v) the lengthy, expensive and uncertain process of seeking regulatory approvals, (vi) uncertainties regarding government reforms and product pricing and reimbursement levels, (vii) technological change and competition, (viii) manufacturing uncertainties and (ix) dependence on collaborative partners and other third parties.

2.     SIGNIFICANT ACCOUNTING POLICIES

   CASH AND CASH EQUIVALENTS

      Cash equivalents consist of highly liquid investments with original maturities of three months or less. Cash and cash equivalents are stated at cost, which approximates market value.

   INVENTORY

      Inventories are valued at the lower of first-in, first-out ("FIFO") cost or market. Inventory consists of approximately $44.6 million and $14.2 million of finished goods and approximately $225,000 and $0 of raw materials at December 31, 2001 and 2000, respectively.

      Axid(R) and DynaCirc(R) volume-based purchase price adjustments (see Note
3) are recorded as contra-inventory and are recognized as a reduction to cost of product sales in the period the product is sold. Eli Lilly and Company ("Lilly") and Novartis Pharmaceuticals Corporation, an indirect subsidiary of Novartis AG ("Novartis") have a security interest in the Axid(R) and DynaCirc(R) inventories, respectively. Axid(R) is a registered trademark of Lilly. DynaCirc(R) is a registered trademark of Novartis.

   REVENUE RECOGNITION

      Revenues from sales of pharmaceutical products are recognized upon shipment of products and are net of certain rebates estimated at the time of sale. Sales terms are FOB shipping point. Promotion revenues received from Novartis in connection with sales of the Lescol(R) brands are recognized as revenues by the Company once contractual sales performance measures contained in the promotion agreement with Novartis have been met. Promotional costs in connection with the selling of the Lescol(R) brands are classified as costs of promotion revenues and expensed as incurred. Lescol(R) is a registered trademark of Novartis.

                          RELIANT PHARMACEUTICALS, LLC

      FIXED ASSETS

      Property and equipment are carried at historical cost. Expenditures for maintenance and repairs are charged to operations as incurred.

      DEPRECIATION

      Depreciation is provided over the estimated useful lives of the assets using the straight-line method. The estimated useful lives range from three to seven years for computer and office equipment, furniture and accessories, warehouse fixtures and vehicles. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful lives of the assets.


      ADVERTISING AND PROMOTIONAL COSTS

      Advertising and promotional costs are expensed as incurred.

      INTANGIBLE ASSETS

      Acquired intangible assets, which consist primarily of product licenses (see Note 3), are recorded at the net present value of the license payments. These intangible assets are amortized on a straight-line basis over the shorter of the estimated useful life of the license or the underlying patent or agreement term. As of December 31, 2001 and 2000, intangible assets are comprised of gross product licenses of $84.2 million and $104.2 million, net of accumulated amortization of $35.8 million and $13.2 million, respectively. The Company evaluates the carrying value of intangible assets to determine if facts and circumstances suggest they may be impaired. Impairments would be recognized when the expected discounted future operating cash flows derived from such intangible assets is less than their respective carrying value.


      CONCENTRATION OF CREDIT RISK

      Financial instruments, which potentially subject the Company to concentrations of credit risk, consist of cash and cash equivalents and accounts receivable. The Company maintains cash balances and cash equivalents in financial institutions with strong credit ratings. At times, amounts invested with financial institutions may be in excess of FDIC insurance limits. As of December 31, 2001 and 2000, the Company had not experienced any losses on its cash and cash equivalents.

      The Company also monitors the creditworthiness of its customers to whom it grants credit terms in the normal course of business. The Company does not normally require collateral or any other security to support credit sales.

      ACCOUNTING FOR LONG-LIVED ASSETS

      The Company accounts for long-lived assets in accordance with the provisions of Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed" ("SFAS 121"). This statement establishes financial accounting and reporting standards for the impairment of long-lived assets, certain identifiable intangibles, and goodwill related to those assets to be held and used, and for long-lived assets and certain identifiable intangibles to be disposed of. SFAS 121 requires, among other things, that an entity review its long-lived assets and certain related intangibles for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable (see Note 3).

                          RELIANT PHARMACEUTICALS, LLC

      STOCK-BASED COMPENSATION

      SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), allows companies to account for stock-based compensation for employees either under the provisions of SFAS 123 or under the provisions of Accounting Principles Bulletin ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), but requires pro forma disclosure for net income in the notes to the financial statements as if the measurement provisions of SFAS 123 had been adopted. The Company has elected to account for its stock-based compensation for employees in accordance with the provisions of APB 25.

      In March 2000, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 44, "Accounting for Certain Transactions involving Stock Compensation," an interpretation of APB Opinion No. 25 ("FIN 44"). FIN 44 clarifies the application of APB 25 for certain issues, including the definition of an employee, the treatment of the acceleration of stock options vesting and the accounting treatment for options assumed in business combinations. FIN 44 became effective July 1, 2000, but is applicable for certain transactions dating back to December 1998. The adoption of FIN 44 did not have a material impact on the Company's results of operations, cash flows, or financial position.


      FAIR VALUE OF FINANCIAL INSTRUMENTS

      The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate fair values due to their short-term maturity.

      INCOME TAXES

      Federal and state income tax regulations provide that the profit and loss of a limited liability company that has elected to be treated as a partnership for tax purposes, be allocated and reported on the tax return of each member. Accordingly, no Federal or state taxes have been provided for in the accompanying financial statements.


      RECENT ACCOUNTING PRONOUNCEMENTS

      In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"). In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities, an Amendment of FASB Statement No. 133" ("SFAS 138"). SFAS 138 was issued to address a limited number of issues causing implementation difficulties for entities that apply SFAS 133. SFAS 133 and 138 require that all derivatives be measured at fair value and recognized as assets or liabilities on the balance sheet. Changes in the fair value of derivatives should be recognized in either net income (loss) or other comprehensive income (loss), depending on the designated purpose of the derivative. The Company was required to and did adopt SFAS 133 and SFAS 138 in the first quarter of fiscal 2001. The adoption of these pronouncements did not have an impact on the Company's results of operations, cash flows, or financial position since the Company has not utilized derivative financial instruments or entered into hedging transactions.

      In June 2001, FASB issued SFAS No. 141, "Business Combinations" ("SFAS 141") and SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 141 changes the accounting for business combinations in APB Opinion No. 16 in that it requires all business combinations to be accounted for by a single method -- the purchase method. In addition, SFAS 141 requires that all intangible assets be recognized as assets apart from goodwill, provided certain criteria are met. Disclosure requirements for SFAS 141 includes disclosure of the primary reasons for a business combination as well as the allocation of the purchase price paid to the assets acquired and the liabilities assumed by major balance sheet caption. With the adoption of SFAS 142, goodwill is no longer subject to amortization over its estimated useful life. Rather, goodwill will be subject to at least an annual assessment for impairment

                          RELIANT PHARMACEUTICALS, LLC
by applying a fair-value-based test. SFAS 142 requires that all acquired intangible assets be separately recognized if the benefit of the intangible asset is obtained through contractual or other legal rights, or if the intangible asset can be sold, transferred, licensed, rented, or exchanged, regardless of the acquirer's intent to do so. Intangible assets that have finite lives will continue to be amortized over their useful lives. SFAS 141 applies to all business combinations initiated after June 30, 2001. SFAS 142 is required to be adopted in the first quarter of 2002. Adoption of SFAS 141 and 142 is not expected to have a material effect on the Company's results of operations, cash flows, or financial position.

      In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 is required to be adopted in the first quarter of 2003. Adoption of SFAS 143 is not expected to have a material effect on the Company's results of operations, cash flows, or financial position.

      During October 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). SFAS 144 supersedes SFAS 121 and replaces the accounting and reporting provisions of APB Opinion No. 30, "Reporting Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," as it relates to the disposal of a segment of a business. SFAS 144 requires the use of a single accounting model for long-lived assets to be disposed of by sale, including discontinued operations, by requiring those long-lived assets to be measured at the lower of carrying amount, or fair value less costs to sell. The impairment recognition and measurement provisions of SFAS 121 were retained for all long-lived assets to be held and used with the exception of goodwill. The Company will adopt this standard on January 1, 2002. SFAS 144 is not expected to have a material effect on the Company's results of operations, cash flows, or financial position.


      USE OF ESTIMATES

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.


      RECLASSIFICATIONS

      Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

3.    PRODUCT LICENSES/ PROMOTION AGREEMENTS

      DYNACIRC(R)

      In July 2000, the Company entered into an agreement with Novartis to acquire an exclusive U.S. license through December 2002 to use, market, promote, sell, distribute and warehouse the DynaCirc(R) brands of anti-hypertensive agents. Under this agreement, the Company is required to purchase all of its requirements for DynaCirc(R) brand products and product samples from Novartis during the license term at predetermined prices. The Company earns favorable, volume-based purchase price adjustments on these purchases upon reaching specified minimum purchases (see Note 2). The Company has capitalized the present value of the $47.6 million license payments as an intangible asset that is being amortized over the life of the license, 2.5 years.

                          RELIANT PHARMACEUTICALS, LLC

      In July 2000, the Company was also granted an exclusive, irrevocable option to purchase all of the assets related to the DynaCirc(R) brands prior to December 2002. Upon exercise of the option by the Company and satisfaction of certain contractual commitments by Novartis, the Company will be required to make two payments to Novartis totaling $12.5 million (see Note 11). In December 2001, the Company gave written notice of its exercise of this option. Net product sales from the sale of DynaCirc(R) products amounted to approximately $32.2 million and $19.6 million for the years ended December 31, 2001 and 2000, respectively, and have been included in net product sales in the accompanying statements of operations.


      AXID(R)

      In October 2000, the Company entered into an agreement with Lilly to acquire certain patent rights, trademarks and copyrights (by way of a license and/or assignment) for $20.0 million for the antiulcer agent Axid(R) from Lilly. Under this agreement, subject to specified minimums, the Company is required to purchase all of its requirements of Axid(R) brand products and product samples from Lilly through April 2002 at 95% of the Company's estimated net selling price of the product (see Note 11). The Company earns favorable volume-based purchase price adjustments on these purchases upon reaching specified minimum purchases (see Note 2). The Company has capitalized the above license payment as an intangible asset, which was being amortized over the remaining life of the underlying patent, which expires in April 2002. Net product sales from the sale of Axid(R) products amounted to approximately $201.9 million and $49.2 million for the years ended December 31, 2001 and 2000, respectively, and have been included in net product sales in the accompanying statements of operations.

      During the fourth quarter of 2001, based on estimated future sales of Axid(R) products, the Company determined it would not be able to realize the value of contractually required and committed product purchases to be made in 2002. Additionally, as a direct result of this estimate, the Company re-evaluated the carrying value of the intangible asset related to the above license agreement. Based on expected cash flows, the Company recorded a charge of $30.0 million to cost of goods sold in the fourth quarter of 2001 related to the above purchase commitments and a charge of approximately $4.8 million to selling, general and administrative expenses related to a write-down of the product license carrying value.


      LESCOL(R)

      In November 2000, the Company entered into an agreement to acquire the U.S. marketing rights through December 2005 for the Lescol(R) and Lescol XL(R) cholesterol-controlling agents for $40.0 million from Novartis under a promotion agreement. Under this agreement, the Company is entitled to receive a substantial percentage of Lescol(R) and Lescol XL(R) net sales recorded by Novartis over and above a contract-specified sales baseline. Commencing on January 1, 2003 and annually thereafter during the term of the agreement, Novartis shall be entitled to terminate the agreement if certain net sales targets are not met. The promotion agreement may be extended up to an additional four years provided certain future minimum sales levels are achieved. The Company has capitalized the present value of the above payments as an intangible asset that is being amortized over the initial five-year term of the promotion agreement.

      The Company is required to provide promotional, selling and marketing support over the period of the agreement (see Note 11). Promotional revenues received under the terms of this agreement amounted to approximately $42.6 million and $1.8 million for the years ended December 31, 2001 and 2000, respectively, and have been included in promotion revenues in the accompanying statements of operations. Direct costs associated with the promotion of the Lescol(R) brands are expensed as incurred and have been included in the cost of promotion revenues in the accompanying statements of operations.

                          RELIANT PHARMACEUTICALS, LLC

      FENOFIBRATE(R)

      In May 2001, the Company obtained an exclusive license from Ethypharm, SA, of Saint-Cloud, France ("Ethypharm") to market, sell and distribute Ethypharm's proprietary micronized fenofibrate product for the treatment of hyperlipidemia in the U.S., Canada and Mexico. The Company is responsible for all clinical development and regulatory activities in the identified markets. The initial term of the agreement is fifteen years from the first commercial sale of the product in the U.S. with automatic two-year renewals if notice of termination is not received from either party. Product for use in clinical development programs, as well as eventual commercial sales, are required to be purchased at predetermined prices from Ethypharm during the license term. The Company is required to make approximately $2.4 million in payments to Ethypharm based on the achievement of predetermined milestones and to pay a 5% royalty of all future net sales of this product. To date the Company has paid $500,000 in milestone payments, which have been expensed as incurred.

4.    ACCOUNTS RECEIVABLE

      Trade receivables are primarily comprised of amounts billed to pharmaceutical wholesalers. The Company's top three wholesalers accounted for $187.3 million and $44.6 million of net product sales for the year ended December 31, 2001 and 2000, respectively. Accounts receivable from these wholesalers totaled $6.6 million and $18.1 million at December 31, 2001 and 2000, respectively. The Company's largest customer accounted for 34% and 30% of net product sales for the year ended December 31, 2001 and the period ended December 31, 2000, respectively and 12% and 50% of the gross accounts receivable balance as of December 31, 2001 and 2000, respectively.

5.    OTHER CURRENT ASSETS

      Other current assets were comprised of the following--

                                                     DECEMBER 31
                                              -------------------------
                                                2001             2000
                                              ---------       ---------
                                                     (IN THOUSANDS)
Due from Lilly                                $  10,240       $  11,155
Due from Novartis                                19,819           8,589
Other                                             4,584           3,527
                                              ---------       ---------
Total                                         $  34,643       $  23,271
                                              =========       =========


6.    FIXED ASSETS



      Fixed assets consisted of the following--

                                                        DECEMBER 31
                                                  ------------------------
                                                     2001         2000
                                                  ----------     --------
                                                        (IN THOUSANDS)
Computer and Office Equipment                     $    1,295     $    351
Furniture and Accessories                                830          212
Building and Leasehold Improvements                      246          108
Vehicles                                                  33           33
                                                  ----------     --------
    Gross fixed assets                                 2,404          704
Less: accumulated depreciation                          (436)         (54)
                                                  ----------     --------
Fixed assets, net                                 $    1,968     $    650
                                                  ==========     ========

                          RELIANT PHARMACEUTICALS, LLC

7.    ACCOUNTS PAYABLE

      As of December 31, 2001 and 2000, the accounts payable balance consisted primarily of amounts payable to Lilly and Novartis for the purchase of finished product and product samples.

8.    ACCRUED EXPENSES

      Accrued expenses were comprised of the following--

                                                           DECEMBER 31
                                                  ---------------------------
                                                      2001          2000
                                                  -----------    -----------
Managed care and Medicaid rebates                 $    30,409    $     8,782
Accrued contract loss reserve (see Note 3)             30,000             --
Contract sales force expenses                          17,112          9,553
Research and development expenses                       7,218            194
Other                                                  13,333          6,786
                                                  -----------    -----------
         Total                                    $    98,072    $    25,315
                                                  ===========    ===========

9.    NOTES PAYABLE

      Effective June 29, 2001, the Company obtained a two-year revolving line of credit (the "Revolver") with a credit limit of $20.0 million. The lending formula of the Revolver is currently 85% of qualifying receivables, subject to certain limitations. During 2001, the Company borrowed up to $19.9 million on the Revolver. At December 31, 2001, there were no outstanding balances under the Revolver. Interest on amounts outstanding under the Revolver accrued at 1% per annum above the prime rate, as determined by a major bank. The Company is liable for an unutilized loan fee of 0.37% per annum of the difference between the credit limit and the average outstanding loan amount calculated on a monthly basis. The lender has a first priority security interest in the Company's accounts receivable from its customers. Interest expense on the Revolver for the period ended December 31, 2001, was approximately $180,000.

      On July 30, 2001 the Company obtained from certain existing members or affiliates thereof (the "Lenders"), an $80.0 million bridge loan facility in the form of two secured demand promissory notes of $40.0 million each (the "Bridge Loan"). Interest on the Bridge Loan accrued at an initial rate of 10% per annum and automatically increased by an additional 2% every three months following the initial draw. Interest compounded quarterly and was payable in arrears on the last day of the calendar quarter. The outstanding amount on the Bridge Loan is payable in full on demand. The holders of the Bridge Loan have a first priority security interest in certain property and assets of the Company. On December 16, 2001, the Company had approximately $54.0 million outstanding on the Bridge Loan. On December 17, 2001, $50.0 million of the outstanding balance on the Bridge Loan was exchanged for Series C Convertible Preferred Units (as defined below) of the Company at a price per Series C Convertible Preferred Unit of $20. The Company repaid the remaining $4.0 million balance outstanding on the Bridge Loan with proceeds from the Series C Financing transaction (see Note 12).

      In conjunction with the Series C Financing, the Company issued to the Lenders warrants to purchase a total of up to 833,334 Common Units at a purchase price per unit of $0.01, as a consideration for the exchange of $50.0 million in Bridge Loan for Series C Units. The lenders also agreed to keep available to the Company $30.0 million in Bridge Loan capacity and to reduce the Bridge Loan interest rate to 2% above the prime lending rate (the prime lending rate was 4.75% as of December 31, 2001) (see Note 12). The terms of the two demand promissory notes were amended to expire on February 28, 2003. The warrants may be exercised at any time up to the expiration date of December 18, 2006. Interest expense on the Bridge Loan for the period ended December 31, 2001, was approximately $1.7 million.

                          RELIANT PHARMACEUTICALS, LLC

      During 2000, the Company received a $1.0 million loan from BCC, which was repaid in 2000 with proceeds from the Series B Financing (see Note 12). The interest rate of 6.53% on the loan is the IRS' Applicable Federal Rate (AFR) for June 2000. Interest expense on this loan for the period ended December 31, 2000, was approximately $4,500.

10.    OTHER CURRENT LIABILITIES

      As of December 31, 2000, other current liabilities represented license payments to be made by the Company to Novartis pursuant to the license agreement relating to the DynaCirc(R) brands and the promotion agreement relating to the Lescol(R) brands. These amounts were paid during 2001.

11.    COMMITMENTS AND CONTINGENCIES

      OPERATING LEASES

      The Company leased approximately 12,800 square feet of office space in Bridgewater, New Jersey under a sublease through December 31, 2001. On June 30, 2001, the Company was released from its obligations under the sublease. In February 2001, the Company entered into a lease agreement, which expires in June 2011, for approximately 52,400 square feet of office space in Liberty Corner, New Jersey. The Company provided a security deposit in the form of an irrevocable letter of credit issued by Bank One, NA for the benefit of the landlord in the amount of approximately $2.0 million. The letter of credit was applied for by Diversified Capital, L.P. (a related party) on behalf of the Company. As such, Diversified Capital is responsible to Bank One, NA for reimbursement obligations. In connection with the foregoing, the Company has agreed to (i) reimburse Diversified Capital for any amounts that Diversified Capital is required to pay over to Bank One, NA and (ii) pay Diversified Capital customary fees. The Company's payment obligations to Diversified Capital are collateralized by a cash deposit equal to the face amount of the letter of credit. Such deposit is included in other long-term assets as at December 31, 2001. In addition, the Company leases vehicles, office equipment and other assets used in the operation of the business under operating leases. Certain leases provide that the Company pays for taxes, maintenance, insurance and other expenses.

      The approximate minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year at December 31, 2001 are:

                                            (IN THOUSANDS)
2002                                         $  1,769
2003                                            1,742
2004                                            1,668
2005                                            1,645
2006                                            1,797
After 2006                                      8,029
                                             --------
Total                                        $ 16,650
                                             ========

      Rental expense amounted to approximately $1.6 million, $281,000 and $18,000 for the years ended December 31, 2001 and 2000, and for the period from Inception (August 31, 1999) through December 31, 1999, respectively.


      OTHER COMMITMENTS

      Pursuant to various agreements, the Company has purchase commitments totaling $57.5 million for trade products and samples (which includes the $30 million loss on Axid(R) inventory purchase commitment

                          RELIANT PHARMACEUTICALS, LLC

(see Note 3)) and obligations to provide at least $155.0 million of promotional, selling and marketing support.

      The Company also has contractual arrangements with pharmaceutical product development companies and clinical research organizations to design formulations and perform clinical trials with respect to compounds under development. Pursuant to these contractual agreements, the Company has funding commitments totaling $609,000 through December 2002.

      As of December 31, 2001, aggregate minimum commitments (excluding leases), by year, related to such contractual arrangements are as follows:

                                              (IN THOUSANDS)
            2002                              $   98,084
            2003                                  40,000
            2004                                  40,000
            2005                                  35,000
                                              ----------
            Total                             $  213,084
                                              ==========

      The Company is contractually obligated to pay $4.6 million in the aggregate upon the achievement of specific milestones in clinical research and development programs.


      In addition, provided Novartis satisfies certain contractual obligations, the Company will be required to pay Novartis $12.5 million in connection with the exercise of its option to purchase all of Novartis' rights related to the DynaCirc(R) brands (see Note 3).

      LEGAL PROCEEDINGS

      The Company received letters dated April 27, 2001 and June 4, 2001 from counsel to the Fountainhead Group LLC ("TFG"), claiming compensation for investment banking services allegedly rendered by TFG. On December 20, 2001, TFG and Joel C. Newman served a complaint on the Company, Joseph Krivulka and Stefan Aigner as defendants making a demand for payment of a finder's fee in relation to services allegedly provided by TFG as well as damages in the amount of $5.5 million (the "Services"). Management of the Company believes that this complaint is without merit and intends to vigorously defend the claims. Although the outcome of the aforementioned complaint cannot be predicted with certainty, in the opinion of management, the outcome is not expected to have a material adverse effect on the Company's results of operations, cash flows, or financial position.

      From time to time, the Company may be involved in various legal proceedings and other regulatory matters arising in the normal course of business. At December 31, 2001, the Company was not involved in any proceedings that it believes would have a material adverse effect on the Company's results of operations, cash flows, or financial position.

12.   REDEEMABLE PREFERRED LLC UNITS

      In April 2000, BCC converted the Note into 425,000 shares of Series A Preferred Stock, which were subsequently converted to 425,000 Series A Preferred Units (the "A Units") upon the conversion of the Company to an LLC (see Note 1).

      In July 2000, the Company accepted subscriptions for 13,500,000 Series B Preferred Units (the "B Units") at a price of $10 per unit pursuant to a private placement (the "Series B Financing"). Under the subscription agreement, 50% of the B Unit proceeds were drawn and paid in July 2000 with the balance subject to a capital draw notice by the Company. The Company made a capital draw on the

                          RELIANT PHARMACEUTICALS, LLC
remaining 50% in December 2000. At December 31, 2001, the Company had subscriptions receivable totaling approximately $1.1 million, which included a $1.0 million note from a Founder. The interest rate on this note is the prime rate as determined by a major bank (4.75% at December 31, 2001).


      In December 2001, the Company accepted subscriptions for $150.0 million of its Series C Convertible Preferred Units ("C Units") (the "Series C Financing"). The financing was comprised of the receipt of a cash payment of $100.0 million from a publicly traded entity and an exchange of an aggregate of $50.0 million of the outstanding balance on the Bridge Loan (see Note 9). The Company may issue and sell C Units to additional purchasers at any time on or before the earlier to occur of (a) June 30, 2002 or (b) the filing of a registration statement under the Securities Act of 1933 (see Note 19). The Company incurred costs of approximately $4.6 million related to the closing of the Series C Financing, which includes $2.6 million paid to the Advisor (see Note 17). Warrants to purchase up to 833,334 Common Units of the Company at a purchase price of $0.01 per Common Unit (the "Series C Warrants") were issued to holders of the Bridge Loan as consideration for the exchange of $50.0 million in Bridge Loan for the C Units. The fair value of the warrants as determined by an independent valuation, was approximately $8,300. The holders of the Bridge Loan also agreed to keep available to the Company $30.0 million in Bridge Loan capacity and to reduce the Bridge Loan interest rate to 2% above the prime lending rate (see Note 9). The Series C Unit proceeds net of the issuance costs and the fair value of the warrants are being accreted up to their redemption value. The accretion is being recorded as preferred dividends. The Series C Warrants expire on the earlier to occur of (a) December 18, 2006, and (b) the mutual agreement of the Holder of the warrants and the Company.

      The A, B and C Units are convertible into common units at a 1 to 1 ratio,
(i) at the option of the holder, at any time, (ii) upon a Qualified IPO (as defined in the Company's LLC Operating Agreement) or (iii) upon the occurrence of certain other specified events. The conversion price shall initially be $10 for the A and B Units and $20 for the C Units. The conversion price is subject to adjustment pursuant to the Company's LLC Operating Agreement for distributions made in Common Units, subdivision or splitting its Common Units and the issuance of Common Units or options or warrants for Common Units at a price per unit that is less than the applicable conversion price.

      The A, B and C Units have voting rights equal to the largest number of whole common units into which each respective Unit is convertible. The C Units rank senior to the A, B and Common Units. The A and B Units rank equally and rank senior to the Common Units.

      The A, B and C Units are entitled to receive a preferred return at an annual rate of 8.5%, compounded quarterly, of the capital contributed to acquire each A, B and C Unit when, and if declared by the Board of Managers (the "Board").

      Prior to December 17, 2001, the A and B Units were non-redeemable. In connection with the Series C Financing, the LLC Operating Agreement was amended to provide redemption rights to the Series A, B, and C Unit holders. At the option of the holder, fifty percent of the A, B, and C Units are redeemable on December 17, 2005 for $214.9 million and the remaining 50% are redeemable on December 17, 2006 for $229.8 million. As a result of the additional subscriptions for the Series C Convertible Preferred Units (see Note 19), the redemption values of the A, B and C Units at December 17, 2005 and December 17, 2006, increased to $221.3 million and $236.8 million, respectively.

      As defined in the Company's Amended LLC Operating Agreement, upon any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary (each, a "Liquidation Event"), the holders of the C Units shall be entitled, before any distribution or payment is made, to be paid an amount equal to their liquidation preference (the "Series C Liquidation Preference Cap"). Once the C Unit holders have been paid, to the extent proceeds are available, the A and B Units shall be entitled to be paid, in accordance with their proportionate ownership of their respective units, an amount equal to three

                          RELIANT PHARMACEUTICALS, LLC
times the sum of $10 per Unit plus all accumulated and unpaid preferred returns, to the date of final distribution (the "Series A/B Liquidation Preference Caps") before any distribution or payment is made upon any unit ranking junior to the respective units; provided, however, that in the event the unit holders would realize proceeds in excess of the sum of the Series A/B Liquidation Preference Caps and the Series C Liquidation Preference Cap, in connection with a Liquidation Event, the A, B and C Units shall automatically convert into Common Units at the then applicable conversion price.

      If a proposed liquidation event was initiated but not effective by December 17, 2003 due to certain circumstances as defined in the Amended LLC Operating Agreement, then holders of C Units who are not also A and B Unit holders ("New Holders") may, upon the request of New Holders holding not less than 50% of the Series C Preferred Units then held by the New Holders, request and the Company shall redeem 33.33% of the then outstanding C Units held by such holders requesting redemption on December 17, 2003 and the remaining C Units on December 17, 2004.

13.   COMMON LLC UNITS

      In connection with the conversion to an LLC (see Note 1), and upon exercise of the Founder's LLC Warrant, BCC received 2,181,116 Common Units in the Company. Similarly, pursuant to the Plan of Conversion, the Founders (excluding BCC) collectively received 1,650,543 restricted Common Units. Of the 1,650,543 Common Units issued to the remaining Founders, 434,353 were fully vested upon issuance and 1,216,190 vest over a four-year period beginning September 1, 1999. Of the restricted units subject to vesting, at December 31, 2001, 608,095 were fully vested and 608,095 remain subject to vesting.

14.   EQUITY INCENTIVE PLAN

      The Company has granted options to employees under an Equity Incentive Plan (the "Plan") to purchase Common Units in the Company. Options granted under the Plan are granted at an exercise price per unit not less than the estimated fair market value of the Unit at the date of grant and have a maximum term of ten years. Options granted under the Plan generally vest ratably over four years on the anniversary of the grant date. All options have been granted at an exercise price of $10 per unit.

      The Company has made available to certain employees, who have been or may in the future be granted options, a loan in the amount of 100% of the total exercise price up to a maximum amount of $1.0 million to effect the early exercise of all or a portion of such option holders' options. These loans provide for exercise with 50/50 recourse/nonrecourse notes, bearing interest at the prime rate (4.75% as at December 31, 2001). The loans are full recourse with respect to interest. In 2001, 387,700 options were exercised in the amount of approximately $3.9 million, with the full exercise price of these options being paid for through loans from the Company to employees. At December 31, 2001, $25,000 of these loans was repaid.

                          RELIANT PHARMACEUTICALS, LLC

      The activity under the Plan is as follows:

                                                                   PLAN
                                                                 OPTIONS
                                                                ---------
Options outstanding, January 1, 2000                                   --
    Granted 2000                                                  561,100
    Cancelled 2000                                                     --
                                                                ---------
Options outstanding, December 31, 2000                            561,100
    Granted 2001                                                1,224,550
    Exercised 2001                                               (387,700)
    Cancelled 2001                                                (27,000)
                                                                ---------
Options outstanding, December 31, 2001                          1,370,950
                                                                =========

      At December 31, 2001, 212,125 options were vested and 1,158,825 were unvested. At December 31, 2001 and 2000, the weighted average remaining life of options outstanding was 9.3 years and 9.4 years, respectively.


      The Company does not recognize compensation cost for its Plan. If the Company had elected to recognize compensation cost based on the fair value of the options granted at the grant date, there would have been no effect on the net loss of the Company for the years ended December 31, 2001 and 2000.

      Compensation cost was estimated using the Black-Scholes option-pricing model with the following assumptions:

                                                              TWELVE MONTHS
                                                                  ENDED
                                                               DECEMBER 31
                                                         -----------------------
                                                          2001              2000
                                                         -------           -------
Expected dividend                                         0.0%               0.0%
Risk-free interest rate                                  4.84%              5.16%
Expected volatility                                       0.0%               0.0%
Expected life (in years)                                  6.6                6.7


      The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions including the expected stock price volatility. The Company has used a volatility of zero, as there is no market for the Company's Units and there have not been any fluctuations in the estimated fair value of the underlying Common Units since the inception of the Plan. In management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's options. This is a result of the fact that the Company's employee stock options have characteristics significantly different from those of traded options, and changes in the subjective input assumptions can materially affect the fair value estimate.


15.   EMPLOYEE AGREEMENTS

      The Company has entered into employment agreements with certain officers and employees of the Company. The agreements provide for salaries aggregating approximately $2.2 million on an annualized basis. The agreements also have termination clauses that, under certain circumstances, entitle the employee to receive severance benefits upon termination. Certain agreements provide for bonus payments upon the achievement of specified quantitative and qualitative targets.

                          RELIANT PHARMACEUTICALS, LLC

16.   BOARD CONSULTING AND NON-COMPETE AGREEMENTS

      In May 2000, consulting agreements, that include non-compete provisions, were entered into between the Company and each of the following individuals:
Jack L. Bowman, Herbert Conrad, Irwin Lerner, David V. Milligan, and Gerald Cohn. The consulting fee payments for the years ended December 31, 2001 and 2000 were $490,000 and $540,000, respectively. Concurrent with the commencement of his employment as chief executive officer, the consulting agreement between the Company and Irwin Lerner was terminated. The employment agreement with Irwin Lerner lapsed on December 31, 2001. For each calendar year during the consulting period in which the Company's earnings before interest, taxes, depreciation and amortization ("EBITDA") and free cash flow targets for acquired products and developed products, as set by the Board of Managers (the "Board"), are satisfied, the Company shall pay a bonus of $100,000 to each consultant. For each calendar year in which the Company's EBITDA and free cash flow targets for acquired products and developed products, as set by the Board, are exceeded by 25 percent or more, the Company shall pay an additional bonus of $100,000 to each consultant. For the years ended December 31, 2001 and 2000, bonus payments of $400,000 and $1.08 million respectively, were made.

17.   BCC BD ARRANGEMENTS

      Bay City Capital BD LLC (the "Advisor"), a related party, provides the Company with (i) business advice and (ii) financial advisory services in connection with defined business transactions involving the acquisition or disposition by the Company of pharmaceutical and/or biotechnology related assets and general corporate acquisition/divestiture transactions. The Advisor is providing the services for a three-year period that commenced in September 1999 pursuant to an arrangement order. Either party may terminate the arrangement upon ninety days prior notice. The Company pays the Advisor a monthly fee of $25,000 as compensation for services and reimburses the Advisor for related business expenses incurred. For each of the years ended December 31, 2001 and 2000, the Company had charged $300,000 to expense, respectively, for the Advisor's service fee. Additionally, the Company has agreed under specified conditions to pay the Advisor two percent (2%) of the total consideration (the "Fee") with respect to general corporate acquisition/divestiture transactions. In consideration for an advance of $1.0 million in 2001, the Advisor has agreed to reduce the Fee to 0.8% of the total consideration. Such advance is nonrefundable, but will be credited against future fees that may become due up to $1.0 million. Since the amount is nonrefundable, the amount was expensed in 2001. As of December 31, 2001, the Company had not incurred a liability for the Fee.

      In December 2001, in connection with closing the Series C Financing, the Company paid the Advisor $2.6 million for their services in relation to the financing.

18.   401(K) EMPLOYEE BENEFIT PLAN

      Effective May 29, 2001 the Company established the Reliant Pharmaceuticals 401(k) Plan (the "Plan") for all eligible employees. Employees can elect to defer up to 15% of their compensation on a pretax basis, subject to maximum limits as set forth by the IRS. The Company may, but is not required to, provide matching contributions to be determined each year by the Company's Board. All employee contributions are 100% vested. Employer contributions vest over a three-year period beginning with the employee's full-time date of hire. The Company made no matching contributions during 2001.

                          RELIANT PHARMACEUTICALS, LLC

19.   EVENTS SUBSEQUENT TO DECEMBER 31, 2001

      FINANCING ACTIVITIES

      On February 4, 2002, the Company accepted subscriptions for approximately $9.3 million of additional Series C Convertible Preferred Units pursuant to a rights offering to existing members.

      SALES FORCE ROLLOVER

      On February 5, 2002, the Company announced that it had exercised its option to convert its contracted sales force, who are currently employed by Ventiv Health, Inc., to full-time Reliant employees as of April 1, 2002.

                               THE EXCHANGE AGENT:

                       STATE STREET BANK AND TRUST COMPANY

                          By Mail or Overnight Courier

                                 Mr. Ralph Jones
                       State Street Bank and Trust Company
                           Corporate Trust, 5th Floor
                              2 Avenue de Lafayette
                                Boston, MA 02111


                           By Facsimile Transmission:
                                 (617) 662-1452

                              Confirm by Telephone:
                                 (617) 662-1548



                             THE INFORMATION AGENT:

                    GEORGESON SHAREHOLDER COMMUNICATIONS INC.
                           17 State Street, 10th Floor
                            New York, New York 10004
                 Banks and Brokers Call Collect: (212) 440-9800
                         Call Toll Free: (866) 318-0506

         Any questions or requests for assistance or additional copies of this prospectus and the letter of transmittal may be directed to the information agent at its telephone number and location set forth above. You may also contact your broker, dealer, commercial bank or trust company or other nominee for assistance concerning the exchange offer.

                   THE DEALER MANAGER FOR THE EXCHANGE OFFER:

                           U.S. BANCORP PIPER JAFFRAY
                        345 California Street, Suite 2200
                             San Francisco, CA 94104
                                 (877) 420-2321
                     Attention: Convertible Securities Desk
                         Jeff Winaker or Brian Sullivan

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS


OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION



         The following table sets forth the amounts of expenses attributed to the issuance of the securities offered pursuant to this registration statement which shall be borne by us. All of the expenses listed below, except the SEC registration fee and the NASD filing fee, represent estimates only.



         ESTIMATED
         ---------
         SEC registration fee....................................................        $ 23,161
         NASD filing fee.........................................................          19,152
         Exchange agent fees.....................................................           3,750
         Information agent fees..................................................          10,000
         Printing expenses.......................................................          35,000
         Accounting fees and expenses............................................          75,000
         "Blue Sky" fees and expenses (including legal fees).....................           2,000
         Legal fees and expenses.................................................         200,000
         Miscellaneous fees and expenses.........................................           1,937
                                                                                         --------
                   Total.........................................................        $370,000
                                                                                         ========


ITEM 20.   INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Sections 1741 through 1750 of the Pennsylvania Business Corporation Law of 1988, as amended, permits, and in some cases requires, the indemnification of officers, directors and employees of the Registrant. Section 5.1 of the Registrant's bylaws provides that the Registrant shall indemnify any director or officer of the Registrant against expenses (including legal fees), damages, punitive damages, judgments, penalties, fines and amounts paid in settlement, actually and reasonably incurred by him or her, to the fullest extent now or hereafter permitted by law in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, brought or threatened to be brought against him or her, including actions or suits by or in the right of the Registrant, by reason of the fact that he or she is or was a director or officer of the Registrant or any of its subsidiaries or acted as a director or officer or in any other capacity on behalf of the Registrant or any of its subsidiaries or is or was serving at the request of the Registrant as a director, officer, partner, fiduciary or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise.


         Section 5.2 of the Registrant's bylaws provides that the Registrant will pay the expenses (including attorneys' fees and disbursements) actually and reasonably incurred in defending a proceeding on behalf of any officer or director entitled to indemnification in advance of the final disposition of such proceeding upon receipt of an undertaking by or on behalf of such officer or director to repay such amount if it shall ultimately be determined that such officer or director is not entitled to be indemnified by the Registrant as authorized. The financial ability of such officer or director to make such repayment shall not be prerequisite to the making of an advance.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES


Exhibit Number    Description
--------------    -----------
     1.1          Form of Dealer Manager Agreement.

     1.2          Form of Placement Agreement.

     3.1 Third Amended and Restated Articles of Incorporation as filed with the Pennsylvania Secretary of State on June 7, 2001
                  (Incorporated by reference to Exhibit 3.1 to the Registrant's
                  Report on Form 10-K for the fiscal year ended March 31, 2001).

     3.2          Amended and Restated Bylaws of Alkermes, Inc., effective as of
                  February 11, 2002 (Incorporated by reference to Exhibit 3.2 to the Registrant's Report on Form 10-K for the fiscal year ended
                  March 31, 2001).

     4.1          Form of Indenture between Registrant and State Street Bank and
                  Trust Company, as trustee, relating to the Registrant's 6.52%
                  Convertible Senior Subordinated Notes due December 31, 2009.

     4.2          Form of 6.52% Convertible Senior Subordinated Note due
                  December 31, 2009 (Included as Exhibit A to Exhibit 4.1).

     4.3          Specimen of Common Stock Certificate of Alkermes, Inc.
                  (Incorporated by reference to Exhibit 4 to the Registrant's
                  Registration Statement on Form S-1, as amended (Registration
                  No. 33-40250)).

     4.4          Indenture, dated February 18, 2000, between the Registrant and
                  State Street Bank and Trust Company (relating to the existing notes) (Incorporated by reference to Exhibit 4.6 to the Registrant's Registration Statement on Form S-3 (Registration
                  No. 333-31354)).

     5.1          Opinion of Ballard Spahr Andrews & Ingersoll, LLP.

     10.1 Amended and Restated 1989 Non-Qualified Stock Option Plan, as amended (Incorporated by reference to Exhibit 4.2(c) to the Registrant's Registration Statement on Form S-8 (File No.
                  33-44752)).

     10.2 Amended and Restated 1990 Omnibus Stock Option Plan, as amended (Incorporated by reference to Exhibit 10.2 to the Registrant's Report on Form 10-K for the fiscal year ended
                  March 31, 1998).

     10.3 1991 Restricted Common Stock Award Plan (Incorporated by reference to Exhibit 4.2(a) to the Registrant's Registration
                  Statement on Form S-8 (File No. 33-58330)).

     10.4 1992 Non-Qualified Stock Option Plan (Incorporated by reference to Exhibit 10.26 to the Registrant's Registration
                  Statement on Form S-4, as amended (File No. 33-54932)).

     10.5 Stock Option Plan for Non-Employee Directors (Incorporated by reference to Exhibit 10.5 to the Registrant's Report on Form
                  10-K for the fiscal year ended March 31, 1996).

     10.6 Alkermes, Inc. 1998 Equity Incentive Plan (Incorporated by reference to Exhibit 10.6 to the Registrant's Report on Form
                  10-K for the fiscal year ended March 31, 1999).

     10.7 1999 Stock Option Plan, as amended (Incorporated by reference to Exhibit 10.1 to the Registrant's Report on Form 10-Q for the quarter ended September 30, 2002).

     10.8         2002 Restricted Stock Award Plan (Incorporated by reference to
                  Exhibit 10.2 to the Registrant's Report on Form 10-Q for the quarter ended September 30, 2002).

     10.9         Lease, dated as of October 26, 2000, between FC88 Sidney, Inc.
                  and Alkermes, Inc. (Incorporated by reference to Exhibit 10.3 to the Registrant's Report on Form 10-Q for the quarter ended
                  December 31, 2000).

     10.10        Lease, dated as of October 26, 2000, between Forest City 64
                  Sidney Street, Inc. and Alkermes, Inc. (Incorporated by reference to Exhibit 10.4 to the Registrant's Report on Form
                  10-Q for the quarter ended December 31, 2000).

     10.11        Lease, dated July 26, 1993, between the Massachusetts
                  Institute of Technology and Alkermes, Inc. (Incorporated by reference to Exhibit 10.8 to the Registrant's Report on Form
                  10-K for the fiscal year ended March 31, 1997).

     10.11(a)     First Amendment of Lease, dated June 9, 1997, between the
                  Massachusetts Institute of Technology and Alkermes, Inc.
                  (Incorporated by reference to Exhibit 10.8(a) to the Registrant's Report on Form 10-K for the fiscal year ended
                  March 31, 1997).

     10.12 Product Development Agreement, dated as of March 6, 1992, between Alkermes Clinical Partners, L.P. and the Registrant
                  (Incorporated by reference to Exhibit 10.21 to the Registrant's Report on Form 10-K for the fiscal year ended
                  March 31, 1992).

     10.13 Purchase Agreement, dated as of March 6, 1992, by and among the Registrant and each of the Limited Partners, from time to time, of the Partnership (Incorporated by reference to Exhibit
                  10.22 to the Registrant's Report on Form 10-K for the fiscal year ended March 31, 1992).

     10.14        Alkermes Clinical Partners, L.P. Agreement of Limited
                  Partnership, dated as of February 7, 1992 (Incorporated by reference to Exhibit 10.23 to the Registrant's Report on Form
                  10-K for the fiscal year ended March 31, 1992).

     10.14(a) Amendment No. 1 to Alkermes Clinical Partners, L.P. Agreement of Limited Partnership, dated as of September 29, 1992
                  (Incorporated by reference to Exhibit 10.22(a) to the Registrant's Registration Statement on Form S-4, as amended
                  (File No. 33-54932)).

     10.14(b) Amendment No. 2 to Alkermes Clinical Partners, L.P. Agreement of Limited Partnership, dated as of March 30, 1993
                  (Incorporated by reference to Exhibit 10.22(b) to the Registrant's Registration Statement on Form S-3, as amended
                  (File No. 33-64964)).

     10.15        Class A Note of Alkermes Development Corporation II, dated
                  April 10, 1992, to PaineWebber Development Corporation in the amount of $100.00 (Incorporated by reference to Exhibit 10.24 to the Registrant's Report on Form 10-K for the fiscal year ended March 31, 1992).

     10.16 License Agreement, dated as of April 14, 1999, by and between Genentech, Inc. and Alkermes Controlled Therapeutics, Inc.
                  (Incorporated by reference to Exhibit 10.18 to the Registrant's Report on Form 10-K for the fiscal year ended
                  March 31, 1999).**

     10.17 Manufacture and Supply Agreement, entered into April 5, 2001, by and between Alkermes, Inc. and Genentech, Inc.
                  (Incorporated by reference to Exhibit 10.16 to the Registrant's Report on Form 10-K for the fiscal year ended
                  March 31, 2001).****

     10.18        License Agreement, dated as of February 13, 1996, between
                  Medisorb Technologies International L.P. and Janssen
                  Pharmaceutica International (United States) (assigned to
                  Alkermes Controlled Therapeutics Inc. II in March 1996)
                  (Incorporated by reference to Exhibit 10.19 to the Registrant's Report on Form 10-K for the fiscal year ended
                  March 31, 1996).***

     10.19        License Agreement, dated as of February 21, 1996, between
                  Medisorb Technologies International L.P. and Janssen
                  Pharmaceutica International (worldwide except the United
                  States) (assigned to Alkermes Controlled Therapeutics Inc. II in March 1996) (Incorporated by reference to Exhibit 10.20 to the Registrant's Report on Form 10-K for the fiscal year ended
                  March 31, 1996).***

     10.20 Manufacturing and Supply Agreement, dated August 6, 1997, by and among Alkermes Controlled Therapeutics Inc. II, Janssen
                  Pharmaceutica International and Janssen Pharmaceutica Inc.
                  (Incorporated by reference to Exhibit 10.19 to the Registrant's Report on Form 10-K for the fiscal year ended
                  March 31, 2002).+

     10.20(a)     Letter Agreement and Exhibits to Manufacturing and Supply
                  Agreement, dated February 1, 2002, by and among Alkermes
                  Controlled Therapeutics Inc. II, Janssen Pharmaceutica
                  International and Janssen Pharmaceutica Inc. (Incorporated by reference to Exhibit 10.19(a) to the Registrant's Report on Form 10-K for the fiscal year ended March 31, 2002).+

     10.20(b)     Addendum to Manufacturing and Supply Agreement, dated August
                  2001, by and among Alkermes Controlled Therapeutics Inc. II,
                  Janssen Pharmaceutica International and Janssen Pharmaceutica
                  Inc. (Incorporated by reference to Exhibit 10.19(b) to the Registrant's Report on Form 10-K for the fiscal year ended
                  March 31, 2002).+

     10.21        Patent License Agreement, dated as of August 11, 1997, between
                  Massachusetts Institute of Technology and Advanced Inhalation
                  Research, Inc., as amended (Incorporated by reference to Exhibit 10.25 to the Registrant's Report on Form 10-K for the fiscal year ended March 31, 1999).**

     10.22        Letter Agreement, dated September 27, 1996, by and among Fleet
                  National Bank, Alkermes Controlled Therapeutics, Inc.,
                  Alkermes Controlled Therapeutic Inc. II and the Registrant
                  (Incorporated by reference to Exhibit 10.3 to the Registrant's
                  Report on Form 10-Q for the quarter ended September 30, 1996).

     10.23(a)     Second Loan Supplement and Modification Agreement, dated as of
                  March 19, 1998, by and among Fleet National Bank, Alkermes
                  Controlled Therapeutics, Inc., Alkermes Controlled
                  Therapeutics Inc. II and the Registrant (Incorporated by reference to Exhibit 10.29(b) to the Registrant's Report on Form 10-K for the fiscal year ended March 31, 1998).

     10.23(b)     Third Loan Supplement and Modification Agreement, dated as of
                  September 24, 1998, by and among Fleet National Bank, Alkermes
                  Controlled Therapeutics, Inc., Alkermes Controlled
                  Therapeutics Inc. II and the Registrant (Incorporated by reference to Exhibit 10.1 to the Registrant's Report on Form
                  10-Q for the quarter ended September 30, 1998).

     10.24        Security Agreement, dated as of September 27, 1996, from the
                  Registrant, Alkermes Controlled Therapeutics, Inc. and
                  Alkermes Controlled Therapeutic Inc. II to Fleet National Bank
                  (Incorporated by reference to Exhibit 10.4 to the Registrant's
                  Report on Form 10-Q for the quarter ended September 30, 1996).

     10.25        Pledge Agreement, dated as of September 27, 1996, from the
                  Registrant to Fleet National Bank (Incorporated by reference to Exhibit 10.5 to the Registrant's Report on Form 10-Q for the quarter ended September 30, 1996).

     10.26        Mortgage and Security Agreement, dated as of September 27,
                  1996, from Alkermes Controlled Therapeutics Inc. II to Fleet
                  National Bank (Incorporated by reference to Exhibit 10.6 to the Registrant's Report on Form 10-Q for the quarter ended
                  September 30, 1996).

     10.27        Environmental Indemnity Agreement, dated as of September 27,
                  1996, from the Registrant and Alkermes Controlled Therapeutics
                  Inc. II to Fleet National Bank (Incorporated by reference to
                  Exhibit 10.7 to the Registrant's Report on Form 10-Q for the quarter ended September 30, 1996).

     10.28        Promissory Note, dated March 19, 1998, from the Registrant,
                  Alkermes Controlled Therapeutics, Inc. and Alkermes Controlled
                  Therapeutics Inc. II to Fleet National Bank (Incorporated by reference to Exhibit 10.38 to the Registrant's Report on Form
                  10-K for the fiscal year ended March 31, 1998).

     10.29        Promissory Note, dated September 24, 1998, from the
                  Registrant, Alkermes Controlled Therapeutics, Inc. and
                  Alkermes Controlled Therapeutics Inc. II to Fleet National
                  Bank ($11,000,000) (Incorporated by reference to Exhibit 10.2 to the Registrant's Report on Form 10-Q for the quarter ended
                  September 30, 1998).

     10.30        Promissory Note, dated September 24, 1998, from the
                  Registrant, Alkermes Controlled Therapeutics, Inc. and
                  Alkermes Controlled Therapeutics Inc. II to Fleet National
                  Bank ($9,000,000) (Incorporated by reference to Exhibit 10.3 to the Registrant's Report on Form 10-Q for the quarter ended
                  September 30, 1998).

     10.31 Employment Agreement, entered into as of February 7, 1991, between Richard F. Pops and the Registrant (Incorporated by reference to Exhibit 10.12 to the Registrant's Registration
                  Statement on Form S-1, as amended (File No. 33-40250)).

     10.32        Change in Control Employment Agreement, dated as of December
                  19, 2000, between Alkermes, Inc. and Richard F. Pops
                  (Incorporated by reference to Exhibit 10.1 to the Registrant's
                  Report on Form 10-Q for the quarter ended December 31, 2000).

     10.33        Change in Control Employment Agreement, dated as of December
                  19, 2000, between Alkermes, Inc. and each of Raymond T.
                  Bartus, J. Duncan Higgons, James L. Wright, James M. Frates and Michael J. Landine and dated as of June 27, 2001, between Alkermes, Inc. and David A. Broecker (Form of agreement incorporated by reference to Exhibit 10.2 to Registrant's
                  Report on Form 10-Q for the quarter ended December 31, 2000).

     10.34        Employment Agreement, dated December 22, 2000 by and between
                  David A. Broecker and the Registrant (Incorporated by reference to Exhibit 10.32 to the Registrant's Report on Form
                  10-K for the fiscal year ended March 31, 2001).

     12.1 Statement regarding computation of ratio of earnings to fixed charges.

     21.1         Subsidiaries of Alkermes, Inc.

     23.1         Consent of Ballard Spahr Andrews & Ingersoll, LLP (included in
                  Exhibit 5.1).

     23.2         Consent of Deloitte & Touche LLP.

     24.1         Power of Attorney (included on signature page).

     25.1         Form T-1 Statement of Eligibility under the Trust Indenture
                  Act of 1939, as amended, of State Street Bank and Trust
                  Company.

     99.1         Form of Letter of Transmittal.

     99.2         Form of Notice of Guaranteed Delivery.

     99.3         Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees.

     99.4         Form of Letter to Clients.

     99.5 Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.


----------


*        Previously filed.


** Confidential status has been granted for certain portions thereof pursuant to a Commission Order granted August 19, 1999. Such provisions have been filed separately with the Commission.

*** Confidential status has been granted for certain portions thereof pursuant to a Commission Order granted September 3, 1996. Such provisions have been filed separately with the Commission.


**** Confidential status has been granted for certain portions thereof pursuant to a Commission Order granted September 27, 2001. Such provisions have been filed separately with the Commission.



+ Confidential status has been granted for certain portions thereof pursuant to a Commission Order granted September 16, 2002. Such provisions have been filed separately with the Commission.


ITEM 22. UNDERTAKINGS










         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.




         The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                     RECENT SALES OF UNREGISTERED SECURITIES



3-3/4% Convertible Subordinated Notes due 2007



         In February 2000, we issued and sold $200 million aggregate principal amount of our existing notes to Robertson Stephens, Adams, Harkness & Hill, Inc., ING Barings, J.P. Morgan & Co., PaineWebber Incorporated, SG Cowen and U.S. Bancorp Piper Jaffray (the "Existing Notes Initial Purchasers"). The underwriting commissions and discounts totaled $6.0 million. The existing notes were issued and sold in transactions exempt from the registration requirements of the Securities Act, to persons reasonably believed by the Existing Notes Initial Purchasers to be "qualified institutional buyers" ("QIBs") as defined in Rule 144A under the Securities Act or institutional accredited investors or sophisticated investors. For more information on the existing notes see "Description of Existing Notes" in Part I of this Registration Statement.



Conversion of Convertible Promissory Note



         In October 2001, we converted approximately $7.5 million of principal and interest that was due under a promissory note payable to Schering Corporation ("Schering"), into 328,645 shares of our common stock in a transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act. We reasonably believed Schering was an accredited investor based on representations made to us by Schering and by our review of Schering's filings with the SEC under the Exchange Act.



Private Placement to Collaborative Partner



         In August 2000, in connection with the execution of the license agreement with GlaxoSmithKline ("Glaxo"), we issued and sold 160,030 shares of our common stock to an affiliate of Glaxo for an aggregate purchase price of $5.0 million, in a transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) of the Securities Act. We reasonably believed Glaxo was an accredited investor, based on representations made to us by Glaxo and by our review of Glaxo's filings with the SEC under the Exchange Act.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Amendment No. 1 to its Registration Statement on Form S-4 and Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on November 26, 2002.



                                  ALKERMES, INC.


                                  By:   /s/ Richard F. Pops
                                     -----------------------------------------
                                        Richard F. Pops, Chief Executive Officer


         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Richard F. Pops and James M. Frates and each or any one of them, his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.


         Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the registrant's Registration Statement on Form S-4 and Registration Statement on Form S-1 have been signed by the following persons in the capacities and on the date indicated.



Signature                                       Title                                  Date
---------                                       -----                                  ----
                                                Director and Chairman of the Board     November   , 2002
------------------------------------
         Michael A. Wall

     /s/ Richard F. Pops                        Director and Chief Executive Officer   November 26, 2002
------------------------------------            (Principal Executive Officer)
         Richard F. Pops

     /s/ James M. Frates
------------------------------------            Director and Vice President and
         James M. Frates                        Treasurer (Principal Financial         November 26, 2002
                                                Officer and Principal Accounting
                                                Officer)


       /s/ Floyd E. Bloom                       Director                               November 26, 2002
------------------------------------
         Floyd E. Bloom

Signature                                       Title                                  Date
---------                                       -----                                  ----
     /s/ Robert A. Breyer                       Director                               November 26, 2002
------------------------------------
         Robert A. Breyer


      /s/ John K. Clarke                        Director                               November 26, 2002
------------------------------------
         John K. Clarke


      /s/ Alexander Rich                        Director                               November 26, 2002
------------------------------------
         Alexander Rich


     /s/ Paul Schimmel                          Director                               November 26, 2002
------------------------------------
         Paul Schimmel

                                  EXHIBIT INDEX


       Exhibit Number   Description
       --------------   -----------
            1.1         Form of Dealer Manager Agreement.

            1.2         Form of Placement Agreement.

            3.1 Third Amended and Restated Articles of Incorporation as filed with the Pennsylvania Secretary of State on June
                        7, 2001 (Incorporated by reference to Exhibit 3.1 to the Registrant's Report on Form 10-K for the fiscal year ended March 31, 2001).

            3.2 Amended and Restated Bylaws of Alkermes, Inc., effective as of February 11, 2002 (Incorporated by reference to Exhibit 3.2 to the Registrant's Report on Form 10-K for the fiscal year ended March 31, 2001).

            4.1         Form of Indenture between Registrant and State Street
                        Bank and Trust Company, as trustee, relating to the Registrant's 6.52% Convertible Senior Subordinated Notes due December 31, 2009.

            4.2         Form of 6.52% Convertible Senior Subordinated Notes due
                        December 31, 2009 (Included as Exhibit A to Exhibit 4.1).

            4.3         Specimen of Common Stock Certificate of Alkermes, Inc.
                        (Incorporated by reference to Exhibit 4 to the Registrant's Registration Statement on Form S-1, as amended (Registration No. 33-40250)).

            4.4         Indenture, dated February 18, 2000, between the
                        Registrant and State Street Bank and Trust Company
                        (relating to the existing notes) (Incorporated by reference to Exhibit 4.6 to the Registrant's
                        Registration Statement on Form S-3 (Registration No.
                        333-31354)).

            5.1         Opinion of Ballard Spahr Andrews & Ingersoll, LLP.

            10.1        Amended and Restated 1989 Non-Qualified Stock Option
                        Plan, as amended (Incorporated by reference to Exhibit
                        4.2(c) to the Registrant's Registration Statement on
                        Form S-8 (File No. 33-44752)).

            10.2 Amended and Restated 1990 Omnibus Stock Option Plan, as amended (Incorporated by reference to Exhibit 10.2 to the Registrant's Report on Form 10-K for the fiscal year ended March 31, 1998).

            10.3 1991 Restricted Common Stock Award Plan (Incorporated by reference to Exhibit 4.2(a) to the Registrant's
                        Registration Statement on Form S-8 (File No. 33-58330)).

            10.4 1992 Non-Qualified Stock Option Plan (Incorporated by reference to Exhibit 10.26 to the Registrant's
                        Registration Statement on Form S-4, as amended (File No.
                        33-54932)).

            10.5        Stock Option Plan for Non-Employee Directors
                        (Incorporated by reference to Exhibit 10.5 to the Registrant's Report on Form 10-K for the fiscal year ended March 31, 1996).

            10.6 Alkermes, Inc. 1998 Equity Incentive Plan (Incorporated by reference to Exhibit 10.6 to the Registrant's Report on Form 10-K for the fiscal year ended March 31, 1999).

            10.7 1999 Stock Option Plan, as amended (Incorporated by reference to Exhibit 10.1 to the Registrant's Report on Form 10-Q for the quarter ended September 30, 2002).

            10.8 2002 Restricted Stock Award Plan (Incorporated by reference to Exhibit 10.2 to the Registrant's Report on Form 10-Q for the quarter ended September 30, 2002).

            10.9        Lease, dated as of October 26, 2000, between FC88
                        Sidney, Inc. and Alkermes, Inc. (Incorporated by reference to Exhibit 10.3 to the Registrant's Report on Form 10-Q for the quarter ended December 31, 2000).

            10.10       Lease, dated as of October 26, 2000, between Forest City
                        64 Sidney Street, Inc. and Alkermes, Inc. (Incorporated by reference to Exhibit 10.4 to the Registrant's Report on Form 10-Q for the quarter ended December 31, 2000).

            10.11       Lease, dated July 26, 1993, between the Massachusetts
                        Institute of Technology and Alkermes, Inc. (Incorporated by reference to Exhibit 10.8 to the Registrant's Report on Form 10-K for the fiscal year ended March 31, 1997).

            10.11(a) First Amendment of Lease, dated June 9, 1997, between the Massachusetts Institute of Technology and Alkermes,
                        Inc. (Incorporated by reference to Exhibit 10.8(a) to the Registrant's Report on Form 10-K for the fiscal year ended March 31, 1997).

            10.12       Product Development Agreement, dated as of March 6,
                        1992, between Alkermes Clinical Partners, L.P. and the
                        Registrant (Incorporated by reference to Exhibit 10.21 to the Registrant's Report on Form 10-K for the fiscal year ended March 31, 1992).

            10.13 Purchase Agreement, dated as of March 6, 1992, by and among the Registrant and each of the Limited Partners, from time to time, of the Partnership (Incorporated by reference to Exhibit 10.22 to the Registrant's Report on Form 10-K for the fiscal year ended March 31, 1992).

            10.14       Alkermes Clinical Partners, L.P. Agreement of Limited
                        Partnership, dated as of February 7, 1992 (Incorporated by reference to Exhibit 10.23 to the Registrant's Report on Form 10-K for the fiscal year ended March 31, 1992).

            10.14(a)    Amendment No. 1 to Alkermes Clinical Partners, L.P.
                        Agreement of Limited Partnership, dated as of September
                        29, 1992 (Incorporated by reference to Exhibit 10.22(a) to the Registrant's Registration Statement on Form S-4, as amended (File No. 33-54932)).

            10.14(b)    Amendment No. 2 to Alkermes Clinical Partners, L.P.
                        Agreement of Limited Partnership, dated as of March 30,
                        1993 (Incorporated by reference to Exhibit 10.22(b) to the Registrant's Registration Statement on Form S-3, as amended (File No. 33-64964)).

            10.15 Class A Note of Alkermes Development Corporation II, dated April 10, 1992, to PaineWebber Development
                        Corporation in the amount of $100.00 (Incorporated by reference to Exhibit 10.24 to the Registrant's Report on Form 10-K for the fiscal year ended March 31, 1992).

            10.16 License Agreement, dated as of April 14, 1999, by and between Genentech, Inc. and Alkermes Controlled
                        Therapeutics, Inc. (Incorporated by reference to Exhibit
                        10.18 to the Registrant's Report on Form 10-K for the fiscal year ended March 31, 1999).**

            10.17       Manufacture and Supply Agreement, entered into April 5,
                        2001, by and between Alkermes, Inc. and Genentech, Inc.
                        (Incorporated by reference to Exhibit 10.16 to the Registrant's Report on Form 10-K for the fiscal year ended March 31, 2001).****

            10.18 License Agreement, dated as of February 13, 1996, between Medisorb Technologies International L.P. and
                        Janssen Pharmaceutica International (United States)
                        (assigned to Alkermes Controlled Therapeutics Inc. II in
                        March 1996) (Incorporated by reference to Exhibit 10.19 to the Registrant's Report on Form 10-K for the fiscal year ended March 31, 1996).***

            10.19 License Agreement, dated as of February 21, 1996, between Medisorb Technologies International L.P. and
                        Janssen Pharmaceutica International (worldwide except the United States) (assigned to Alkermes Controlled
                        Therapeutics Inc. II in March 1996) (Incorporated by reference to Exhibit 10.20 to the Registrant's Report on Form 10-K for the fiscal year ended March 31, 1996).***

            10.20       Manufacturing and Supply Agreement, dated August 6,
                        1997, by and among Alkermes Controlled Therapeutics Inc.
                        II, Janssen Pharmaceutica International and Janssen
                        Pharmaceutica Inc. (Incorporated by reference to Exhibit 10.19 to the Registrant's Report on Form 10-K for the fiscal year ended March 31, 2002).+

            10.20(a)    Letter Agreement and Exhibits to Manufacturing and
                        Supply Agreement, dated February 1, 2002, by and among
                        Alkermes Controlled Therapeutics Inc. II, Janssen
                        Pharmaceutica International and Janssen Pharmaceutica
                        Inc. (Incorporated by reference to Exhibit 10.19(a) to the Registrant's Report on Form 10-K for the fiscal year ended March 31, 2002).+

            10.20(b)    Addendum to Manufacturing and Supply Agreement, dated
                        August 2001, by and among Alkermes Controlled
                        Therapeutics Inc. II, Janssen Pharmaceutica
                        International and Janssen Pharmaceutica Inc.
                        (Incorporated by reference to Exhibit 10.19(b) to the Registrant's Report on Form 10-K for the fiscal year ended March 31, 2002).+

            10.21 Patent License Agreement, dated as of August 11, 1997, between Massachusetts Institute of Technology and Advanced Inhalation Research, Inc., as amended
                        (Incorporated by reference to Exhibit 10.25 to the Registrant's Report on Form 10-K for the fiscal year ended March 31, 1999).**

            10.22       Letter Agreement, dated September 27, 1996, by and among
                        Fleet National Bank, Alkermes Controlled Therapeutics,
                        Inc., Alkermes Controlled Therapeutic Inc. II and the
                        Registrant (Incorporated by reference to Exhibit 10.3 to the Registrant's Report on Form 10-Q for the quarter ended September 30, 1996).

            10.23(a) Second Loan Supplement and Modification Agreement, dated as of March 19, 1998, by and among Fleet National Bank,
                        Alkermes Controlled Therapeutics, Inc., Alkermes
                        Controlled Therapeutics Inc. II and the Registrant
                        (Incorporated by reference to Exhibit 10.29(b) to the Registrant's Report on Form 10-K for the fiscal year ended March 31, 1998).

            10.23(b) Third Loan Supplement and Modification Agreement, dated as of September 24, 1998, by and among Fleet National
                        Bank, Alkermes Controlled Therapeutics, Inc., Alkermes
                        Controlled Therapeutics Inc. II and the Registrant
                        (Incorporated by reference to Exhibit 10.1 to the Registrant's Report on Form 10-Q for the quarter ended
                        September 30, 1998).

            10.24 Security Agreement, dated as of September 27, 1996, from the Registrant, Alkermes Controlled Therapeutics, Inc.
                        and Alkermes Controlled Therapeutic Inc. II to Fleet
                        National Bank (Incorporated by reference to Exhibit 10.4 to the Registrant's Report on Form 10-Q for the quarter ended September 30, 1996).

            10.25 Pledge Agreement, dated as of September 27, 1996, from the Registrant to Fleet National Bank (Incorporated by reference to Exhibit 10.5 to the Registrant's Report on Form 10-Q for the quarter ended September 30, 1996).

            10.26       Mortgage and Security Agreement, dated as of September
                        27, 1996, from Alkermes Controlled Therapeutics Inc. II to Fleet National Bank (Incorporated by reference to Exhibit 10.6 to the Registrant's Report on Form 10-Q for the quarter ended September 30, 1996).

            10.27       Environmental Indemnity Agreement, dated as of September
                        27, 1996, from the Registrant and Alkermes Controlled
                        Therapeutics Inc. II to Fleet National Bank
                        (Incorporated by reference to Exhibit 10.7 to the Registrant's Report on Form 10-Q for the quarter ended
                        September 30, 1996).

            10.28       Promissory Note, dated March 19, 1998, from the
                        Registrant, Alkermes Controlled Therapeutics, Inc. and
                        Alkermes Controlled Therapeutics Inc. II to Fleet
                        National Bank. (Incorporated by reference to Exhibit
                        10.38 to the Registrant's Report on Form 10-K for the fiscal year ended March 31, 1998).

            10.29       Promissory Note, dated September 24, 1998, from the
                        Registrant, Alkermes Controlled Therapeutics, Inc. and
                        Alkermes Controlled Therapeutics Inc. II to Fleet
                        National Bank ($11,000,000) (Incorporated by reference to Exhibit 10.2 to the Registrant's Report on Form 10-Q for the quarter ended September 30, 1998).

            10.30       Promissory Note, dated September 24, 1998, from the
                        Registrant, Alkermes Controlled Therapeutics, Inc. and
                        Alkermes Controlled Therapeutics Inc. II to Fleet
                        National Bank ($9,000,000) (Incorporated by reference to
                        Exhibit 10.3 to the Registrant's Report on Form 10-Q for the quarter ended September 30, 1998).

            10.31       Employment Agreement, entered into as of February 7,
                        1991, between Richard F. Pops and the Registrant
                        (Incorporated by reference to Exhibit 10.12 to the Registrant's Registration Statement on Form S-1, as amended (File No. 33-40250)).

            10.32       Change in Control Employment Agreement, dated as of
                        December 19, 2000, between Alkermes, Inc. and Richard F.
                        Pops (Incorporated by reference to Exhibit 10.1 to the Registrant's Report on Form 10-Q for the quarter ended
                        December 31, 2000).

            10.33       Change in Control Employment Agreement, dated as of
                        December 19, 2000, between Alkermes, Inc. and each of
                        Raymond T. Bartus, J. Duncan Higgons, James L. Wright,
                        James M. Frates and Michael J. Landine and dated as of
                        June 27, 2001, between Alkermes, Inc. and David A.
                        Broecker (Form of agreement incorporated by reference to Exhibit 10.2 to Registrant's Report on Form 10-Q for the quarter ended December 31, 2000).

            10.34 Employment Agreement, dated December 22, 2000 by and between David A. Broecker and the Registrant
                        (Incorporated by reference to Exhibit 10.32 to the Registrant's Report on Form 10-K for the fiscal year ended March 31, 2001).

            12.1 Statement regarding computation of ratio of earnings to fixed charges.

            21.1        Subsidiaries of Alkermes, Inc.

            23.1        Consent of Ballard Spahr Andrews & Ingersoll, LLP
                        (included in Exhibit 5.1).

            23.2        Consent of Deloitte & Touche LLP.

            24.1        Power of Attorney (included on signature page).

            25.1        Form T-1 Statement of Eligibility under the Trust
                        Indenture Act of 1939, as amended, of State Street Bank and Trust Company.

            99.1        Form of Letter of Transmittal.

            99.2        Form of Notice of Guaranteed Delivery.

            99.3        Form of Letter to Brokers, Dealers, Commercial Banks,
                        Trust Companies and Other Nominees.

            99.4        Form of Letter to Clients.

            99.5        Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9.


----------


*        Previously filed.

** Confidential status has been granted for certain portions thereof pursuant to a Commission Order granted August 19, 1999. Such provisions have been filed separately with the Commission.

*** Confidential status has been granted for certain portions thereof pursuant to a Commission Order granted September 3, 1996. Such provisions have been filed separately with the Commission.


**** Confidential status has been granted for certain portions thereof pursuant to a Commission Order granted September 27, 2001. Such provisions have been filed separately with the Commission.



+ Confidential status has been granted for certain portions thereof pursuant to a Commission Order granted September 16, 2002. Such provisions have been filed separately with the Commission.